SUBMITTED CONFIDENTIALLY TO THE DIVISION OF CORPORATION FINANCE ON DECEMBER 26, 2017

As filed with the Securities and Exchange Commission on                 , 2017

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Confidential Draft Submission No. 3

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

IPSCO Tubulars Inc.

(Exact name of registrant as specified in its charter)

Delaware	3317	84-1016860
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

10120 Houston Oaks Dr.

Houston, Texas 77064

(281) 949-1023

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ryan Chadwick

Vice President, Secretary and General Counsel

10120 Houston Oaks Dr.

Houston, Texas 77064

(281) 949-1023

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Ryan J. Maierson John M. Greer Latham & Watkins LLP 811 Main Street, Suite 3700 Houston, Texas 77002 (713) 546-5400	Hillary H. Holmes Gerald M. Spedale Gibson, Dunn & Crutcher LLP 1221 McKinney Street, Suite 3700 Houston, Texas 77010 (346) 718-6600

Approximate date of commencement of proposed sale to the public:

As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Emerging growth company ☒
Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Common Stock, par value $0.01 per share	$	$

(1)	Includes shares of common stock issuable upon the exercise of the underwriters’ option to purchase additional shares.
(2)	Estimated solely for the purpose of calculating the amount of registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.
(3)	To be paid in connection with the initial filing of the registration statement.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion dated                                         , 2017

PRELIMINARY    PROSPECTUS

             Shares

IPSCO Tubulars Inc.

Common Stock

This is the initial public offering of the common stock of IPSCO Tubulars Inc. We are offering              shares of our common stock and PAO TMK, or the selling stockholder, is offering              shares of our common stock. We will not receive any proceeds from the sale of shares by the selling stockholder.

We expect the initial public offering price will be between $         and $         per share. Currently, no public market exists for the shares. We intend to apply to list our common stock on the New York Stock Exchange, or NYSE, under the symbol “            .” We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012, or JOBS Act, and will be subject to reduced public company reporting requirements. See “Summary—Our Emerging Growth Company Status.” Following the completion of this offering, we will be a “controlled company” as defined under the corporate governance rules of the NYSE because PAO TMK will continue to control approximately         % of the voting power of our common stock (or         % of the voting power if the underwriters exercise in full their option to purchase additional shares of common stock). See “Management—Status as a Controlled Company.”

Investing in our common stock involves risks that are described in the “Risk Factors” section beginning on page 17 of this prospectus.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to IPSCO Tubulars Inc.	$	$
Proceeds, before expenses, to the selling stockholder	$	$

(1)	Please read “Underwriting (Conflicts of Interest)” for a description of all underwriting compensation payable in connection with this offering.

We have granted the underwriters a 30-day option to purchase up to an additional              shares at the public offering price, less the underwriting discounts.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Delivery of the shares of common stock is expected to be made on or about                 , 2017 through the book-entry facilities of The Depository Trust Company.

Joint Book-Running Managers

BofA Merrill Lynch	Morgan Stanley

The date of this prospectus is                 , 2017.

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ABOUT THIS PROSPECTUS

We and the selling stockholder have not, and the underwriters have not, authorized any other person to provide you with information different from that contained in this prospectus and any free writing prospectus that we have prepared, and we take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We and the selling stockholder are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date. You should not, under any circumstances, construe the delivery of this prospectus or any sale made hereunder to imply that the information in this prospectus is correct as of any date subsequent to the date on the front cover of this prospectus.

This prospectus contains forward-looking statements that are subject to a number of risks and uncertainties, many of which are beyond our control. Please read “Risk Factors” and “Forward-Looking Statements.”

We own or have rights to various trademarks, service marks and trade names that we use in connection with the operation of our business. This prospectus may also contain trademarks, service marks and trade names of third parties, which are the property of their respective owners. Our use or display of a third party’s trademarks, service marks, trade names or products in this prospectus is not intended to, and does not imply, a relationship with, or endorsement or sponsorship by, us. Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus may appear without the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks, service marks and trade names.

INDUSTRY AND MARKET DATA

The data included in this prospectus regarding the industry in which we operate, including descriptions of trends in the market and our position and the position of our competitors within our industries, is based on a variety of sources, including independent publications, government publications, information obtained from customers, distributors, suppliers, trade and business organizations and publicly available information, as well as our good faith estimates, which have been derived from management’s knowledge and experience in the industry in which we operate. The industry data sourced from the U.S. Energy Information Administration, or the EIA, is from its publications titled “International Energy Outlook 2017” and “Short-Term Energy Outlook,” each published in September 2017. The industry data sourced from Baker Hughes Inc., or Baker Hughes, is from its publications titled “Baker Hughes North America Rotary Rig Count” and “Baker Hughes Worldwide Rig Count,” each published in September 2017. The industry data sourced from Coras Research, LLC, or Coras Oilfield Research, is from its OFS Data Packet, published in the third quarter of 2017. The industry data sourced from Preston Publishing Co., or Preston Pipe, is from its report titled “Preston Pipe & Tube Report,” published in May 2017. The industry data sourced from Rystad Energy AS, or Rystad Energy, is from an article authored by Bielenis Villanueva-Triana, a senior analyst at Rystad Energy, titled “Improved Drilling, Completion and Breakeven Price, NA Shale Wins 2016,” published in the December 2016 issue of the Oil & Gas Financial Journal. The industry data sourced from BP p.l.c., or BP Global Energy Stat Review, is from its publication titled “Oil Production—Barrels,” published in June 2017. The industry data sourced from Spears & Associates, Inc., or Spears & Associates, is from its publication titled “Drilling and Production Outlook,” published in December 2015, and its publication titled “Oilfield Market Report 2006—2018,” published in January 2017. We believe that these third-party sources are reliable and that the third-party information included in this prospectus and in our estimates is accurate and complete; however, we have not independently verified such information. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the sections entitled “Forward-Looking Statements” and “Risk Factors.” These and other factors could cause results to differ materially from those expressed in these publications.

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SUMMARY

This summary provides a brief overview of information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, including the information set forth under “Risk Factors,” “Forward-Looking Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and the related notes thereto included elsewhere in this prospectus. Unless indicated otherwise, the information presented in this prospectus assumes (i) an initial public offering price of $         per share (the midpoint of the price range on the cover page of this prospectus), (ii) that the underwriters do not exercise their option to purchase additional shares, and (iii) other than in the consolidated financial statements and related notes included elsewhere in this prospectus, the consummation of a stock split immediately prior to and contingent upon the completion of this offering pursuant to which each share of common stock held of record by the holder thereof will be reclassified into          shares of common stock (the “Stock Split”).

Unless the context otherwise requires, references in this prospectus to “IPSCO Tubulars Inc.,” “the Company,” “our company,” “we,” “our” and “us,” or like terms, refer to IPSCO Tubulars Inc. and its subsidiaries. References to the “selling stockholder” refer to PAO TMK, a company organized under the laws of the Russian Federation. We have provided definitions for some of the terms we use to describe our business and industry and other terms used in this prospectus in the “Glossary” beginning on page A-1 of this prospectus.

IPSCO Tubulars Inc.

Overview

We are a leading, growth-oriented producer and supplier of seamless and welded oil country tubular goods, or OCTG, with a proprietary suite of premium and semi-premium connections. As a vertically integrated producer of seamless pipe and an efficient operator of our steel pipe production, heat treating and threading facilities, we are able to efficiently meet customer demand and exercise control over our cost structure. The primary end market for our products is onshore exploration and production, or E&P, operators in the United States and Canada, who purchase our products directly from us or through our distributors. Our E&P end-users operate in geographic locations with environments that require casing and tubing materials capable of meeting exacting standards for temperature, pressure, corrosion, torque resistance and abrasion. Through our comprehensive and technologically advanced portfolio of OCTG, we are able to serve as a single-source supplier for our E&P end-users and respond to a rapidly increasing per-well demand for OCTG. Our OCTG are available with the end-user’s choice of our 26 market-leading proprietary connections as well as multiple connections that meet or exceed American Petroleum Institute certified, or API, standards. We also produce line pipe for the transport of crude oil, natural gas and natural gas liquids from producing fields to processing plants and refineries and for the transport of refined products, as well as standard, structural and industrial pipe for the agricultural, commercial construction and automotive industries.

Our operations benefit from our broad, strategically positioned geographic footprint, which supports our ability to supply seamless and welded OCTG to the most active major oil and gas basins in the United States and Canada. We own and operate 11 production facilities in the United States and Canada that produce a wide range of OCTG in various sizes and grades and together offer approximately 1.5 million tons of annual steel pipe production capacity, approximately 1.5 million tons of annual threading capacity and 664,000 tons of annual heat treating capacity. We have finishing facilities in close proximity to our end-users’ E&P operations, which allows us to provide our customers with customized technical solutions and to synchronize our production and logistics with evolving demands. We also import seamless OCTG and line pipe in sizes that we do not produce domestically from our parent, PAO TMK, and its non-U.S. subsidiaries. We refer to these entities collectively as the “TMK Group.” Please read “—Our Principal Stockholder.” The following map provides an overview of our production facilities and broad footprint covering the most active oil and natural gas producing basins in the United States and Canada.

In addition to our existing portfolio of OCTG, we continue to develop new products and technologies to fulfill the E&P industry’s evolving needs and introduce innovative solutions for our customers. We own and operate a highly advanced research and development facility in Houston, where we develop new metallurgies and tubular connections that are designed to work in the most challenging environments and allow our end-users to drill for hydrocarbons in geologies that were previously inaccessible. We hold a number of mature patents, including patents relating to the thread designs and other aspects of our premium connections. We continue to grow our patent portfolio and have filed patent applications primarily relating to highly engineered features of our premium connections technology in more than 30 different patent jurisdictions. Through licensing agreements with affiliated companies in the TMK Group, we can provide additional technologies and products to our customers.

For the nine months ended September 30, 2017, we generated revenue of $730.4 million, net income of $23.2 million and Adjusted EBITDA of $61.7 million. Approximately 79% of our revenue during the nine months ended September 30, 2017 was from OCTG, 12% from line pipe and 9% from other sources, including standard, structural and industrial pipe, steel billets, services and other revenues. For the year ended December 31, 2016, we generated revenue of $470.3 million, net loss of $177.5 million and Adjusted EBITDA of $(66.4) million. Approximately 76% of our revenue during the year ended December 31, 2016 was from OCTG, 8% from line pipe and 16% from other sources. For a definition of the non-GAAP measure Adjusted EBITDA and a reconciliation of our GAAP net income to Adjusted EBITDA, please see “—Summary Historical Consolidated Financial Information.”

Industry Trends

Over the past decade, the innovative application of horizontal drilling and hydraulic fracturing has fundamentally changed the onshore oil and gas industry in the United States and Canada by enabling the extraction of hydrocarbons from shale formations. These technological advancements have enabled E&P operators in the United States and Canada to economically extract oil and natural gas from these unconventional resources and positioned them to be globally competitive oil and gas producers. These innovations and the following trends in the oil and gas industry in the United States and Canada are driving increased demand for OCTG:

•	Increasing global demand for oil. According to the EIA, as of September 14, 2017, worldwide consumption of petroleum and other liquid fuels produced from crude oil is expected to increase from 95.3 million Bbl/day in 2015 to 99.9 million Bbl/day in 2020 and 112.9 million Bbl/day in 2040.

•	Improved and stable oil prices. Since the closing price of WTI crude oil reached a low of $26.14/bbl in the first quarter of 2016, according to the EIA, the price of oil has increased to an average for 2017 of $50.56/bbl as of December 12, 2017. Greater price stability has contributed to an increase in 2017 exploration and production capital expenditures by E&P operators in the United States and Canada as compared to 2016.

•	Improved and stable natural gas prices. Since June 2016, the average price of Henry Hub natural gas has been approximately $3.00/MMBtu, as compared to an average price of $2.27/MMBtu between June 2015 and June 2016. Coal to gas conversion by power producers and an increase in development of LNG export facilities have supported the stabilization of natural gas prices.

•	Attractive U.S. land rig dynamics. According to the Baker Hughes North America and Worldwide Rig Count, land rig count in the United States has increased 139% from 380 rigs as of May 27, 2016 to 909 rigs as of December 15, 2017, while the amount of rigs used for horizontal drilling has continued to increase.

•	More wells drilled per rig per year. Higher-performance drilling rigs are capable of pad drilling operations, which allow operators to drill more horizontal wells per rig per year. These improved techniques and technologies have decreased the average number of days per well drilled, which, according to Coras Oilfield Research, has decreased from an average of 26.4 days per well in 2011 to an average of 19.7 days per well in 2016. Increased drilling productivity allows operators to drill more wells faster.

•	Increasing Unconventional Horizontal Drilling. According to Baker Hughes, the percentage of U.S. drilling activity characterized by horizontal or directional drilling reached 90% in 2016 and has more than doubled during the last ten years.

•	Increasing footage drilled per rig and average lateral length. According to Spears & Associates, footage drilled per rig reached approximately 238,000 feet in 2016 and has grown with a three-year compound annual growth rate, or CAGR, of 4.24%. This increase has primarily been driven by the increase in lateral length drilled per well across the United States and Canada. According to Spears & Associates, in 2014, 5,000 foot laterals represented 50% of new wells drilled. However, almost 68% of new wells drilled in the second quarter of 2017 had lateral lengths of over 6,000 feet. Furthermore, the number of lateral wells in excess of 8,000 feet drilled in the United States increased 131% during the twelve months ending June 30, 2017.

•

More OCTG per well due to increasing lateral lengths. Increased lateral lengths and greater drilling complexity are driving greater spending on technologically advanced drilling consumables, such as OCTG with premium and semi-premium connections. As a result, while the United States only accounted for an average of 11.8% of worldwide oil production from 2012 through 2014, the United States accounted for 43.7% of worldwide OCTG demand during the same period according to BP Global Energy Stat Review and Spears & Associates. Furthermore, from 2012 through 2014,

U.S. OCTG demand per rig relative to the rest of the world increased by 20%, according to Baker Hughes and Spears & Associates. As a result of these trends, OCTG consumption per rig per month has almost doubled since January 2013, as shown in the chart below, and the Company projects total shipments for OCTG in the United States to grow year over year, as shown in the bar graph below.

Source: Preston Pipe, Baker Hughes	Source: Company estimates

•	High consumption of seamless pipe. Seamless pipe has increased its share of total U.S. pipe volume, a direct result of increased horizontal and directional drilling and longer laterals. As lateral lengths increase, OCTG solutions become increasingly important to support the complexity associated with increased temperatures and pressures, “sour” service well conditions, increased torque and bending. According to Preston Pipe, seamless pipe represented 59% of total U.S. OCTG shipments during the six months ended June 30, 2017 and the year ended December 31, 2016.

Competitive Strengths

We believe we are well-positioned to successfully execute our business strategies as a result of the following competitive strengths:

•	Leading producer of OCTG for the United States and Canada. We are one of the largest producers of OCTG for E&P operators in the United States and Canada focused primarily on unconventional and conventional onshore markets. Our comprehensive product offering, consisting of both seamless and welded OCTG, delivers customized solutions for our customers. The breadth of our product offering also positions us as a single-source supplier with the ability to supply the entire steel pipe needs of an oil and natural gas well, from the surface casing, to the kick-off point and through extended-reach laterals. By offering one of the broadest ranges of seamless and welded OCTG, we are well-positioned to meet the needs of any E&P operator in the United States or Canada and capture additional market share as we expect lateral lengths to increase and the demand for higher-specification steel pipe and connections to correspondingly grow. This unique position provides us with the ability to adjust our pricing for variations in the cost of raw materials.

•	Proven technology leadership of successfully designing solutions to meet evolving industry needs. We are a technology leader in the OCTG market, with a long track record as an innovator of connections and advanced metallurgies. As E&P operators continue to increase the lateral lengths utilized in their wells, new OCTG solutions are needed to support the growing complexity of these wells. We differentiate ourselves from our competitors through our diverse portfolio of 26 proprietary premium and semi-premium connections, which are tested to strict industry standards. We are able to offer our customers a full range of higher strength metallurgies and corrosion resistant alloys. In addition to our world-class research and development center, we also have access to the technologies of our affiliated companies in the TMK Group, which allows us to sell products and technologies developed by other TMK Group companies.

•	Broad footprint of strategic locations that allows us to quickly respond to customer needs. We operate 10 facilities strategically located across the United States and an additional facility in Alberta, Canada, with mills and finishing facilities in close proximity to the most active oil and natural gas producing basins in the United States and Canada, including the Permian Basin, the Marcellus/Utica and the Mid-Continent. Our broad geographic reach with diversified facilities across the United States and Canada allows us to quickly respond to evolving customer needs, attract new customers and further strengthen our existing customer relationships. Our ability to thread steel pipe at facilities strategically located near our end-users’ operations, our flexibility across pipe sizes and our inventory control allow us to quickly meet shifting customer demands.

•	Cost competitive supplier. Our vertically integrated seamless pipe operations allow for greater control of our cost structure, given the relatively modest proportion of scrap steel input costs to the overall cost of pipe production. By consolidating and installing upgraded finishing capabilities in our production facilities, we have reduced production and interplant logistics costs and improved our production cycle time. We have extensive threading and heat treating capabilities that allow us to finish essentially all of our OCTG production. Furthermore, during the recent commodity price downturn, we reorganized our operations to require fewer personnel, while also increasing the operational efficiency of our facilities through an ongoing structured process engineering program.

•	High-quality and diverse customer base. We have long-term relationships with a high-quality and diverse end-user base across all major oil and natural gas producing basins in the United States. Through our individualized marketing and service approach and ability to serve as a single-source supplier of OCTG and premium and semi-premium connections, our sales team seeks to and has developed strong, long-term relationships with our customers, which include both our distributors and the end-users who purchase our products through our distributors. During the nine months ended September 30, 2017 and the year ended December 31, 2016, we served approximately 140 and 130 known end-users, respectively, with our largest known end user accounting for less than 7% of revenue during each period.

•	Strong free cash flow capabilities and balance sheet. We are a returns-focused company led by a management team that believes in making disciplined cost and capital expenditure decisions. We expect our production facilities will require minimal maintenance capital expenditures on an annual basis, which will enable us to generate strong free cash flow and returns. We believe our returns-focused approach will allow us to maintain a strong balance sheet and ample financial liquidity, permitting continued research and development, as well as organic and select strategic acquisition growth opportunities. As of September 30, 2017, after giving effect to this offering, we would have had $ million of cash on hand and approximately $40 million of outstanding borrowings under our new $125 million revolving credit facility, providing us with the flexibility to pursue opportunities to grow our business.

•	Experienced, knowledgeable management team. Our management team has an extensive track record in the OCTG and other manufacturing industries, with an average of over 27 years of professional experience. They understand the requirements of our customers and have established strong relationships with OCTG distributors and E&P operators throughout the industry. In addition, our management team has demonstrated an ability to manage the cycles in our industry and has the knowledge to take advantage of the opportunities provided by the current industry recovery.

Business Strategies

Our goal is to be the market leading U.S. OCTG producer and premier provider of proprietary connections, focused on generating best-in-class returns to create value for our stockholders. We expect to achieve this objective by pursuing the following business strategies:

•	Capitalize on increasing OCTG demand in the United States and Canada. OCTG are a critical component in drilling new oil and gas wells, including horizontal and directional drilling, and demand is highly correlated with rig and well counts, rig efficiency and increasing lateral lengths. As E&P operators continue to optimize well design and completion techniques to maximize the estimated ultimate recoveries of their wells, these end-users continue to drill longer laterals that require significantly larger quantities of OCTG in addition to advanced metallurgies and premium and semi-premium connections. Our connections technology has facilitated the competitiveness of the U.S. E&P industry by making horizontal drilling economically feasible in the challenging shale oil plays and current lower commodity price environment. As a leading supplier of OCTG with premium, semi-premium and non-proprietary API connections, we believe we are well-positioned to capitalize on growing demand from our existing customer base and through our ongoing efforts to develop new customer relationships.

•	Leverage proprietary connections technology to improve OCTG sales. Our market-leading proprietary premium and semi-premium connections provide solutions for the drilling requirements of increasingly complex unconventional wells. Our technical sales team works closely with E&P operators to demonstrate the technical benefits of our proprietary connections. We also work closely with the end-users of our products to provide field services and technical support to optimize well design and construction. We believe that our marketing efforts and after-sale services, combined with the quality and reputation of our proprietary connections, create increased demand for our OCTG and heighten our ability to retain and attract new customers.

•	Continue to improve operational efficiencies to maintain a leading edge cost structure. During the recent industry downturn we focused on improving our operating efficiencies and optimizing our interplant logistics. These initiatives included re-designing operational structures and consolidating facilities through the implementation of our “balanced-campus” approach, which led to significant reductions in inter-plant logistics costs. As a result of these initiatives, we believe that we have significantly improved our right first time, or RFT, yield (both in seamless and welded pipe), reduced customer warranty claims and increased overall equipment effectiveness, or OEE. We have developed a detailed plan for additional structural cost savings and continue to identify and invest in projects to improve interplant logistics and value-added projects. Our 2017 initiatives include significant cost reduction efforts for our seamless and welded pipe production and finishing operations. We are growing our digital go-to-business model, including a continuous pipe tracking program that is in advanced customer testing and an automated mill test reporting process that is now operational. Additionally, we are focused on matching staffing to appropriate utilization levels and establishing aggressive performance targets. We believe these operational improvements will allow us to further streamline our cost structure and improve the efficiency of our offerings to our customers.

•	Continue our regional marketing methods to develop new customers. In early 2016, we completed a comprehensive evaluation of unconventional and conventional wells in the United States, matching our product offerings against every pipe, connection, grade of steel and wall thickness used. Through this process, we identified 245 potential new end-users. During the nine months ended September 30, 2017 and the year ended December 31, 2016, 31% and 20% of our tons sold, respectively, were to new end-users identified by this analysis. We continue to focus on this marketing strategy in 2017 and intend to do so in the future.

•	Ongoing research and development. We continue to seek to develop new products and technologies to fulfill the industry’s evolving needs and introduce innovative solutions for our customers. Building on previous successes, we continue to develop both new connections, including higher-torque versions of our most popular connections, expandable connections and connections for the oil sands, as well as new metallurgies, including extreme sour service, mild sour service, chrome grades and proprietary grades.

•	Pursue accretive growth opportunities. In addition to the operational efficiency initiatives described above, we have identified a number of accretive measures that may create additional value for stockholders and enhance our competitive position, including ongoing, tactical organic growth projects, mid-term upgrades, additional new rolling capacity and strategic acquisitions. We employ a fiscally disciplined approach when evaluating every growth opportunity to ensure the opportunity meets our financial return objectives. We believe these initiatives will allow us to continue to grow our business profitably.

•	Maintain financial strength and flexibility. Consistent with our historical practices, we maintain a conservative financial philosophy in managing our balance sheet, which will allow us to execute our strategy through changes in customer demand and industry conditions, as well as to preserve operational flexibility. We carefully manage our liquidity and leverage by monitoring our working capital, cash flows, expenditures and debt outstanding.

Our Principal Stockholder

Our principal stockholder is PAO TMK, a company organized under the laws of the Russian Federation. PAO TMK is a leading global manufacturer and supplier of steel pipe for the oil and gas industry and has one of the world’s largest steel pipe production capacities. Outside of our operations, PAO TMK operates 15 production sites in Russia, Canada, Romania, Oman and Kazakhstan and one research and development, or R&D, center in Russia. PAO TMK offers a full range of OCTG and line pipe as well as industrial pipe to serve the chemical, automotive, construction, utilities and agricultural sectors, amongst others. In 2016, PAO TMK’s overall steel pipe shipments totalled 3.81 million tons. The largest share of PAO TMK’s sales is from high-margin OCTG, shipped to customers in over 80 countries. In addition, PAO TMK is focused on providing customers with new innovative steel pipe and premium connections. It operates a major R&D center in the Urals (RosNITI) and is building another R&D center near Moscow. Through our agreements with the TMK Group, we have access to its leading technologies and products. Additionally, we import steel pipe from the TMK Group in sizes that we do not produce in the United States or Canada, which primarily include OCTG in outside diameter from 7 inches to 13.375 inches.

PAO TMK is offering                  shares of our common stock in this offering. Upon completion of this offering, PAO TMK will beneficially own approximately     % of our common stock (or approximately     % if the underwriters’ option to purchase additional shares of common stock is exercised in full). Please read “Principal and Selling Stockholders” for more information regarding the ownership of our common stock by our principal stockholder. We are also a party to certain other agreements with PAO TMK and certain of its affiliates.

For a description of these agreements and our policy regarding review of related party transactions and conflicts of interest, please read “Certain Relationships and Related Party Transactions.”

Risk Factors

Investing in our common stock involves risks. You should carefully read the section of this prospectus entitled “Risk Factors” beginning on page 15 and the other information in this prospectus for an explanation of these risks before investing in our common stock. In particular, the following considerations may offset our competitive strengths or have a negative effect on our strategy or operating activities, which could cause a decrease in the price of our common stock and a loss of all or part of your investment.

•	Our business is dependent on the oil and gas industry, and a decline in the level of capital spending on exploration and production activity within the United States may have an adverse effect on our revenue, cash flows, profitability and growth.

•	Our industry is cyclical and fluctuations in industry inventory levels may adversely affect our sales and revenues.

•	If oil or natural gas prices decline again or fail to increase, the demand for our products could be adversely affected.

•	Increases in the cost of raw materials may negatively affect our business.

•	We face risks associated with suppliers from whom our products are sourced and may experience unexpected supply shortages.

•	A substantial decrease in the price of steel pipe could significantly reduce our gross profit.

•	Restrictions in our new revolving credit facility and any future financing agreements may limit our ability to finance future operations or capital needs or capitalize on potential acquisitions and other business opportunities.

•	Certain of PAO TMK’s debt agreements contain restrictive covenants that may limit our ability to incur debt and to engage in various activities.

•	We may incur additional indebtedness or issue additional equity securities to execute our long-term growth strategy, which may reduce our profitability or result in significant dilution to our stockholders.

•	A small number of our customers account for a large proportion of our sales, and the loss of any of these customers may negatively impact our business.

•	Low levels of demand for OCTG and line pipe could reduce the demand for our products and could cause us to lower prices, which would reduce our profitability.

•	High levels of imports of OCTG and line pipe into the United States and Canada could reduce the demand for our products and could cause us to lower prices for our products, which would reduce our profitability.

•

All of the steel billets that we produce to be used in our seamless pipe production process are manufactured at a single facility in Koppel, Pennsylvania, and all of our domestically produced seamless pipe is manufactured at a single facility in Ambridge, Pennsylvania, which makes us vulnerable to operational and geographic risks associated with relying on these individual facilities for a significant portion of our revenue and profitability.

•	PAO TMK, our largest stockholder, and its affiliates will control our company and your ability to influence corporate matters will be limited.

•	Conflicts of interest could arise in the future between us, on the one hand, and the TMK Group, on the other hand, concerning among other things, potential competitive business activities or business opportunities, and the corporate opportunity provisions in our amended and restated certificate of incorporation could enable the TMK Group to benefit from such opportunities that might otherwise be available to us.

•	We expect to be a controlled company within the meaning of the NYSE rules and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements.

•	We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

Our Emerging Growth Company Status

As a company with less than $1.07 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As an emerging growth company, we may, for up to five years, take advantage of specified exemptions from reporting and other regulatory requirements that are otherwise applicable generally to public companies. These exemptions include:

•	the presentation of only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations in this prospectus;

•	exemption from the auditor attestation requirement on the effectiveness of our system of internal control over financial reporting;

•	exemption from the adoption of new or revised financial accounting standards until they would apply to private companies;

•	exemption from compliance with any new requirements adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer;

•	reduced disclosure about executive compensation arrangements; and

•	exemption from holding non-binding advisory votes on executive compensation or golden parachute arrangements.

We may take advantage of these provisions until we are no longer an emerging growth company, which will occur on the earliest of (i) the last day of the fiscal year following the fifth anniversary of this offering, (ii) the last day of the fiscal year in which we have more than $1.07 billion in annual revenue, (iii) the date on which we issue more than $1.0 billion of non-convertible debt over a three-year period and (iv) the date on which we are deemed to be a “large accelerated filer,” as defined in Rule 12b-2 promulgated under the Securities Exchange Act of 1934, as amended, or the Exchange Act.

We have elected to take advantage of all of the applicable JOBS Act provisions, except that we will elect to opt out of the exemption that allows emerging growth companies to extend the transition period for complying with new or revised financial accounting standards (this election is irrevocable). Accordingly, the information that we provide you may be different than what you may receive from other public companies in which you hold equity interests.

Our Principal Executive Offices and Internet Address

Our principal executive offices are located at 10120 Houston Oaks Dr., Houston, Texas 77064, and our telephone number is (281) 949-1023. Following the closing of this offering, our website will be located at http://www.                .com. We expect to make our periodic reports and other information filed with or furnished to the Securities and Exchange Commission, or the SEC, available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

Simplified Organizational and Ownership Structure After This Offering

The following organizational chart illustrates our organizational structure after giving effect to the offering:

(1)	The operating subsidiaries held directly and indirectly by IPSCO Tubulars Inc. own certain of our production facilities. IPSCO Koppel Tubulars, LLC owns our Koppel, Ambridge and Baytown facilities. IPSCO Tubulars (KY), Inc. owns our Wilder and Catoosa facilities, Ultra Premium Oilfield Services, Ltd. owns our Midland and Brookfield facilities and TMK IPSCO Canada, Ltd. owns our Edmonton facility. IPSCO Tubulars Inc. owns the remainder of our production facilities not held by the operating subsidiaries, which include our Camanche, Blytheville and Geneva facilities. For more information regarding our production facilities, please see “Business—Our Properties.” Our operating subsidiaries oversee the operations of our production facilities and licensing of our technology.

The Offering

Issuer	IPSCO Tubulars Inc.

Common stock offered by us	shares ( shares if the underwriters’ option to purchase additional shares is exercised in full).

Common stock offered by the selling stockholder	shares.

Common stock to be outstanding after this offering	shares (after giving effect to the Stock Split) ( shares if the underwriters’ option to purchase additional shares is exercised in full).

Except as otherwise indicated in this prospectus, the number of shares of common stock to be outstanding after this offering excludes an additional shares of common stock reserved for issuance under our 2018 Incentive Award Plan.

Common stock to be owned by the selling stockholder after this offering	shares (after giving effect to the Stock Split).

Use of proceeds	We expect to receive approximately $ million of net proceeds from this offering (or $ million if the underwriters exercise in full their option to purchase additional shares), based upon the assumed initial public offering price of $ per share (the midpoint of the price range set forth on the cover page of this prospectus), after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds from this offering to repay a portion of the outstanding indebtedness under our new revolving credit facility and retain the remainder of the net proceeds for general corporate purposes.

We will not receive any proceeds from the sale of shares of our common stock by the selling stockholder in this offering. Please read “Use of Proceeds.”

Conflicts of Interest

Because an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated is a lender under our new revolving credit facility and will receive 5% or more of the net proceeds of this offering due to the repayment of borrowings under our new revolving credit facility, Merrill Lynch, Pierce, Fenner & Smith Incorporated is deemed to have a conflict of interest within the meaning of Rule 5121(f)(5)(C)(i) of the Financial Industry Regulatory Authority, Inc., or FINRA. Accordingly, this offering will be conducted in accordance with Rule 5121, which requires, among other things, that a “qualified independent underwriter”, as defined by the FINRA rules, participate in the preparation of, and exercise the usual standards of “due diligence” with respect to, the registration statement and this

prospectus.                  has agreed to act as a qualified independent underwriter for this offering and to undertake the legal responsibilities and liabilities of an underwriter under the Securities Act, specifically including those inherent in Section 11 thereof.                  will not receive any additional fees for serving as a qualified independent underwriter in connection with this offering. We have agreed to indemnify                  against liabilities incurred in connection with acting as a qualified independent underwriter, including liabilities under the Securities Act. Please read “Underwriting (Conflicts of Interest).”

Pursuant to Rule 5121, Merrill Lynch, Pierce, Fenner & Smith Incorporated will not confirm any sales to any account over which it exercises discretionary authority without the specific written approval of the account holder. Please read “Use of Proceeds.”

Dividend policy	We currently expect that we will commence paying cash dividends to the holders of our common stock in the future. Based on current estimates, we do not expect that we will declare or pay a cash dividend for at least the first two quarters following this offering. In addition, our new revolving credit facility places certain restrictions on our ability to pay cash dividends.

Directed share program	At our request, the underwriters have reserved up to % of the common stock being offered by this prospectus for sale, at the initial public offering price to persons who are directors, director nominees, officers or employees of us or our affiliates and certain other persons with relationships with us and our affiliates. The sales will be made by the underwriters through a directed share program. We do not know if these persons will choose to purchase all or any portion of these reserved shares, but any purchases they do make will reduce the number of shares available to the general public. Please read “Underwriting (Conflicts of Interest)—Directed Share Program.”

Listing and trading symbol	We intend to apply to list our common stock on the NYSE under the symbol “ .”

Risk factors	You should carefully read and consider the information set forth under the heading “Risk Factors” and all other information set forth in this prospectus before deciding to invest in our common stock.

Summary Historical Consolidated Financial Data

The following table presents summary historical consolidated financial data of IPSCO Tubulars Inc. as of the dates and for each of the periods indicated. The summary historical consolidated financial data as of and for the years ended December 31, 2016 and 2015 are derived from the audited historical consolidated financial statements of IPSCO Tubulars Inc. appearing elsewhere in this prospectus. The summary historical consolidated financial data as of and for the nine months ended September 30, 2017 and 2016 are derived from the unaudited historical consolidated financial statements of IPSCO Tubulars Inc. appearing elsewhere in this prospectus. Historical results for the years ended December 31, 2016 and 2015 and the nine months ended September 30, 2017 and 2016 are not necessarily indicative of results that may be expected for any future periods.

The summary historical consolidated data presented below should be read in conjunction with “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical consolidated financial statements and the related notes and other financial data of IPSCO Tubulars Inc. included elsewhere in this prospectus.

	For the Nine Months Ended September 30,		For the Year Ended December 31,
	2017	2016	2016	2015
	(unaudited)
(amounts in thousands, except shares, per share amounts and percentages)
Statement of Operations Data:
Total revenue	$730,423	$324,216	$470,319	$950,786
Operating expenses:
Cost of sales	635,701	385,232	539,511	967,605
Selling and distribution expenses	15,393	24,583	30,552	42,329
General and administrative expenses	36,585	32,669	41,748	55,049
Research and development expense	7,180	7,247	9,092	11,436
Loss on disposal of property, plant and equipment	4,750	330	962	4,943
Impairment of intangible assets	—	—	—	10,433

Income (loss) from operations	$30,814	$(125,845)	$(151,546)	$(141,010)
Other income (expense):
Finance expense, net	(10,726)	(21,006)	(29,071)	(23,544)
Foreign exchange gain (loss), net	(101)	(31)	(38)	(1,927)
Other income (expense), net	3,903	(818)	331	(1,200)

Total other (income) expense	(6,924)	(21,855)	(28,778)	(26,671)

Income (loss) before taxes	23,890	(147,701)	(180,324)	(167,680)
Income tax (expense) benefit	(641)	(2,307)	2,864	18,710

Net income (loss)	$23,250	$(150,007)	$(177,459)	$(148,971)

Per share information(1):
Earnings (loss) per share:
Basic	$1,525	$(14,852)	$(17,570)	$(14,750)
Diluted	$1,525	$(14,852)	$(17,570)	$(14,750)
Weighted average common shares outstanding:
Basic	15,244	10,100	10,100	10,100
Diluted	15,244	10,100	10,100	10,100

	For the Nine Months Ended September 30,		For the Year Ended December 31,
	2017	2016	2016	2015
	(unaudited)
(amounts in thousands, except shares, per share amounts and percentages)
Cash Flows Statement Data:
Net cash provided by (used in) operating activities	$3,748	$(80,364)	$(51,933)	$104,295
Net cash provided by (used in) investing activities	$(2,464)	$(7,121)	$(24,885)	$(30,089)
Net cash provided by (used in) financing activities	$(12,460)	$98,470	$98,094	$(74,180)
Other Financial Data:
Adjusted EBITDA(2)	$61,697	$(57,549)	$(66,357)	$(7,051)
Adjusted EBITDA Margin(2)	8.4%	(17.8)%	(14.1)%	(0.7)%
Balance Sheet Data (at period end):
Cash and cash equivalents	$10,199		$21,472	$208
Total current assets (excluding cash and cash equivalents)	431,807		304,432	362,119
Total other noncurrent assets	19,152		29,965	41,453
Property, plant and equipment, net	386,263		402,129	440,917

Total assets	847,421		757,998	844,697

Total current liabilities	254,159		289,710	317,409
Total noncurrent liabilities	87,029		285,832	167,578
Total stockholders’ equity	506,232		182,456	359,710

Total liabilities and stockholders’ equity	847,421		757,998	844,697

(1)	Historical per share information does not give effect to the consummation of the Stock Split to be effected immediately prior to and contingent upon the closing of this offering.
(2)	For the definitions of the non-GAAP financial measures of Adjusted EBITDA and Adjusted EBITDA Margin and reconciliations of Adjusted EBITDA and Adjusted EBITDA Margin to our most directly comparable financial measure calculated in accordance with GAAP, please read “—Summary Historical Consolidated Financial Data—Non-GAAP Financial Measures.”

Non-GAAP Financial Measures

Adjusted EBITDA and Adjusted EBITDA Margin

We define Adjusted EBITDA as our net income, before finance costs and finance income, income tax expense and benefits, depreciation and amortization, foreign exchange gains and losses, impairment charges of non-current assets, movements in allowances and provisions (except for provisions for bonuses), gains and losses on disposal of property, plant and equipment, gains and losses on changes in fair value of financial instruments and other non-cash, non-recurring and unusual items. We calculate movements in allowances and provisions as the difference between the opening balance and closing balance of the aggregate of net realizable value allowance for inventory, provision for bad debt accounts, provision for unused vacations, pension provision, provision for legal contingencies, environmental reserves, provision for medical and workers’ compensation claims and salary continuation provision for the relevant period. We believe this adjustment is appropriate in determining Adjusted EBITDA because it allows our management team and other users of our financial statements to better assess the fundamental operating performance of our business by removing the effects on net income (loss) of provisions that are uncertain in time and/or amount and that are outside the control of our management team. Adjusted EBITDA Margin reflects our Adjusted EBITDA as a percentage of our revenues. We use Adjusted EBITDA and Adjusted EBITDA Margin as key metrics in evaluating our business and, in particular, the overall production and operating effectiveness and efficiency of our production facilities.

Adjusted EBITDA and Adjusted EBITDA Margin are supplemental measures that are utilized by our management and other users of our financial statements such as investors, commercial banks, research analysts and others, to assess our financial performance because it allows us to compare our operating performance on a consistent basis across periods by removing the effects of our capital structure (such as varying levels of interest expense), asset base (such as depreciation and amortization) and items outside the control of our management team (such as income tax rates). Adjusted EBITDA and Adjusted EBITDA Margin have limitations as analytical tools and should not be considered as alternatives to net income, operating income, cash flow from operating activities or any other measure of financial performance presented in accordance with GAAP.

We believe that our presentation of Adjusted EBITDA and Adjusted EBITDA Margin will provide useful information to investors in assessing our financial condition and results of operations. Net income is the GAAP measure most directly comparable to Adjusted EBITDA and Adjusted EBITDA Margin, and Adjusted EBITDA and Adjusted EBITDA Margin should not be considered as alternatives to net income presented in accordance with GAAP. Because Adjusted EBITDA and Adjusted EBITDA Margin may be defined differently by other companies in our industry, our definitions of Adjusted EBITDA and Adjusted EBITDA Margin may not be comparable to similarly titled measures of other companies, thereby diminishing its utility. The following table presents a reconciliation of net loss to Adjusted EBITDA and Adjusted EBITDA Margin for each of the periods indicated.

Reconciliation of net income (loss) to Adjusted EBITDA and Adjusted EBITDA Margin

	For the Nine Months Ended September 30,		For the Year Ended December 31,
(amounts in thousands, except percentages)	2017	2016	2016	2015
	(unaudited)
Revenue	730,423	324,216	470,319	950,786
Net income (loss)	$23,250	$(150,007)	$(177,459)	$(148,971)
Income tax expense (benefit)	641	2,307	(2,864)	(18,710)
Depreciation and amortization	42,411	54,140	71,675	78,793
Impairment of intangible assets	—	—	—	10,433
Finance expense, net	10,726	21,006	29,071	23,544
Foreign exchange loss, net	101	31	38	1,927
Loss on disposal of property, plant and equipment	4,750	330	962	4,943
Movements in allowances and provisions	(20,181)	14,645	12,222	40,990

Adjusted EBITDA	$61,697	$(57,549)	$(66,357)	$(7,051)

Adjusted EBITDA Margin	8.4%	(17.8)%	(14.1)%	(0.7)%

RISK FACTORS

Investing in shares of our common stock involves a high degree of risk. You should carefully consider the risks described below with all of the other information included in this prospectus before deciding to invest in shares of our common stock. If any of the following risks were to occur, our business, financial condition, results of operations and cash flows could be materially adversely affected. In that case, the trading price of our common stock could decline and you could lose all or part of your investment.

Risks Related to Our Business and the Pipe Industry

Our business is dependent on the oil and gas industry, and a decline in the level of capital spending and exploration and production activity within the United States may have an adverse effect on our revenue, cash flows, profitability and growth.

The oil and gas industry is a large consumer of steel pipe, including OCTG, in the United States and Canada and accounts for a substantial majority of our sales. The oil and gas industry has historically been volatile and downturns in the oil and natural gas markets adversely affect demand for our products, which depends, among other factors, on the number of oil and natural gas wells being drilled, completed and reworked and the depth and drilling conditions of these wells, as well as on the construction of pipelines to service these wells. The level of such industry specific activities in turn depends on the level of capital spending by oil and natural gas companies.

Many factors over which we have no control affect the exploration, drilling and production activities of U.S. E&P operators, which influences demand for our products, including:

•	the domestic and foreign supply of, and demand for, oil and natural gas;

•	the level of prices, and expectations about future prices, of oil and natural gas;

•	the level of global oil and natural gas exploration and production;

•	the cost of exploring for, developing, producing and delivering oil and natural gas;

•	the expected decline rates of current production;

•	the discovery rates of new oil and natural gas reserves;

•	the price and quantity of oil and natural gas imports;

•	political and economic conditions in oil and natural gas producing countries and regions, including the United States, the Middle East, Africa, South America and Russia;

•	actions by the members of the Organization of Petroleum Exporting Countries, or OPEC, with respect to oil production levels and announcements of potential changes in such levels;

•	speculative trading in crude oil and natural gas derivative contracts;

•	the level of consumer demand for oil and natural gas products;

•	expansions or contractions in the credit market;

•	the levels of oil and natural gas storage;

•	global weather conditions and natural disasters;

•	domestic and foreign tax policy;

•	domestic and foreign governmental approvals and regulatory requirements and conditions;

•	the continued threat of terrorism and the impact of military and other action, including military action in the Middle East;

•	technical advances affecting exploration, development and production or energy consumption;

•	the availability, proximity and capacity of oil and natural gas pipelines and other transportation facilities;

•	activities by non-governmental organizations to restrict the exploration, development and production of oil and natural gas;

•	the availability of water resources, suitable proppant and chemicals in sufficient quantities for use in hydraulic fracturing;

•	the price and availability of alternative fuels;

•	uncertainty in capital and commodities markets and the ability of oil and natural gas producers to access capital;

•	merger and divestiture activity among oil and natural gas producers; and

•	overall domestic and global economic and geopolitical conditions.

These factors and the volatility of the energy markets make it extremely difficult to predict future oil and natural gas price movements with any certainty. A significant or sustained decline in oil and natural gas prices would have a material adverse effect on our business, results of operation and financial condition.

Our industry is cyclical and fluctuations in industry inventory levels may adversely affect our sales and revenues.

Inventory levels of steel pipe at manufacturer, distributor and customer locations can vary significantly from period to period and from region to region. These fluctuations can affect demand for our products. During periods of high demand, industry participants increase the production of steel pipe and customers accumulate inventory. Conversely, during periods of low investment in drilling and other activities, distributors and customers draw from existing inventory. Particularly, when oil and natural gas prices fall, which has generally been the case over the last several years, oil and natural gas companies are generally expected to reduce purchases of additional steel pipe. A significant or sustained reduction in purchases, as we experienced in 2015 and 2016 when our sales volume by tons decreased by 51% and 34%, respectively, would have a material adverse effect on our business, results of operation and financial condition and, in certain circumstances, may require us to temporarily reduce production levels or idle operations at our facilities as a result of a decrease in the demand for our products. When we decide to reduce or idle production, reduced operating rates may be necessary for several quarters or, in certain cases, longer and cause us to incur costs, including the expenses of the outages and the restart of these facilities following a recovery in demand for our products.

If oil or natural gas prices decline again or fail to increase, the demand for our products could be adversely affected.

The demand for our products is primarily determined by current and anticipated oil and natural gas prices and the related levels of capital spending and drilling activity in the areas in which we have operations. Volatility or weakness in oil prices or natural gas prices (or the perception that oil prices or natural gas prices will decrease) affects the spending patterns of our end-users and may result in the drilling of fewer new wells or lower production spending on existing wells. This, in turn, could lead to lower demand for our products and may cause lower rates and lower utilization of our facilities. If oil or natural gas prices decline again or fail to increase, the demand for our products and our results of operations could be materially and adversely affected.

Prices for oil and natural gas historically have been extremely volatile and are expected to continue to be volatile. During the past six years, the posted WTI price for oil has ranged from a twelve-year low of $26.14 per Bbl in the first quarter of 2016 to a high of $157.04 per Bbl in the second quarter of 2008. The Henry Hub spot market price of natural gas has ranged from a low of $1.49 per MMBtu in the first quarter of 2016 to a high of $15.39 per MMBtu in the fourth quarter of 2005. During 2016, WTI prices ranged from $26.14 to $54.01 per Bbl and the Henry Hub spot market price of natural gas ranged from $1.49 to $3.80 per MMBtu. WTI crude oil prices have begun to recover and reached a closing price of $57.30 per barrel on December 15, 2017, while the Henry Hub spot market price of natural gas was $2.62 per MMBtu on the same date. If the prices of oil and natural gas reverse their recent increases or decline, our operations, financial condition, cash flows and level of expenditures may be materially and adversely affected.

Increases in the cost of raw materials may negatively affect our business.

We require substantial quantities of raw materials to produce steel pipe. Our principal raw material requirements include scrap metal and ferroalloys for use in our in-house steel-making operations and steel coils for producing welded pipe. The demand for the principal raw materials we utilize is generally correlated with macroeconomic fluctuations, which are in turn affected by global economic conditions. These prices are influenced by many factors beyond our control, including oil and natural gas prices, worldwide production capacity, capacity utilization rates, inflation, exchange rates, trade barriers and improvements in steel-making processes.

For the nine months ended September 30, 2017 and the year ended December 31, 2016, the costs of raw materials accounted for approximately 46.3% and 28.1% of our total costs, respectively. The price of raw materials, such as scrap metal, ferroalloys, couplings and steel coils, has had, and will continue to have, a significant impact on our production costs. Because we have supply agreements with most of our customers that have pricing terms that are fixed a quarter in advance of when we will supply the product to the customer, we may not be able to pass on an increase in the costs of raw materials (particularly increases in the prices for scrap metal and steel coils) to our customers in a timely manner or at all, which may have a material adverse effect on our profit margins, results of operations, financial condition and prospects.

We face risks associated with suppliers from whom our products are sourced and may experience unexpected supply shortages.

We manufacture steel pipe using supplies from a wide variety of suppliers. We typically do not enter into long-term contracts with these suppliers, and as such, we operate without any contractual assurances of continued supply, pricing or access to raw materials, including steel coil and steel scrap, ferroalloys and electrodes, a material required for the operation of our electric arc furnaces. Any of our suppliers could discontinue supplying us with these products in sufficient quantities or offer us less favorable terms on future transactions for a variety of reasons. The benefits we currently experience from our supplier relationships could be adversely affected if our suppliers:

•	discontinue selling such products to us;

•	enter into arrangements with competitors that could impair our ability to sell our suppliers’ products, including by giving our competitors exclusivity arrangements or limiting our access to certain products;

•	sell similar or identical products to our competitors with similar or better pricing, some of whom may already purchase our suppliers’ products in significantly greater volume and at lower prices than we do;

•	raise the prices they charge us;

•	refuse to allow us to return merchandise purchased from them;

•	change pricing terms to require us to pay on delivery or upfront, including as a result of changes in the credit relationships some of our suppliers have with their various lending institutions;

•	lengthen our suppliers’ lead times; or

•	compete with us directly.

Events that adversely impact our suppliers could impair our ability to obtain adequate and timely raw materials, ferroalloys and electrodes. Such events include, among others, difficulties or problems associated with our suppliers’ business, the financial instability and labor problems of suppliers, merchandise quality and safety issues, natural or man-made disasters, inclement weather conditions, war, acts of terrorism and other political instability, economic conditions, shipment issues, the availability of raw materials and increased production costs. Our suppliers may be forced to reduce their production, shut down their operations or file for bankruptcy. Currently, there is an industry shortage in the supply of electrodes. Our inability to obtain sufficient raw materials and products from suppliers, in sufficient quantities, due to the occurrence of one or more of the events identified above or other market conditions could impact our ability to get products to our distributors or end-users, result in disruptions to our operations, increase our costs and decrease our profitability.

Any decrease in the availability of the steel pipe that we import from our affiliated companies in the TMK Group, including as a result of tariffs or quotas imposed by the United States, could materially affect our results of operations, and there is no guarantee that we would be able to find a suitable replacement supplier.

In addition to selling pipe produced at our manufacturing facilities in the United States, we resell pipe sourced from our affiliated companies in the TMK Group. The sales of the pipe that we imported from our affiliated companies in the TMK Group and resold during the nine months ended September 30, 2017 and during the year ended December 31, 2016 accounted for 16.5% and 27.5% of our revenue, respectively. If for any reason, including increased demand for pipe in Russia, our affiliated companies in the TMK Group become unable to provide us pipe in the quantity that we demand, we may be forced to purchase such pipe from a third-party supplier at a higher cost, which would decrease our profitability with respect to such products. Further, there can be no guarantee that we would be able to identify a suitable replacement supplier on a timely basis, in which case we may be forced to rely exclusively on our domestically produced pipe, and our business, results of operations and financial condition could be adversely affected. In addition, the U.S. federal government may impose additional tariffs or quotas on the importation of pipe from the countries in which the TMK Group operates, including Russia, that could increase our costs to acquire this pipe, thereby decreasing the profits we derive from such sales.

A substantial decrease in the price of steel pipe could significantly reduce our gross profit.

Our business is significantly affected by the price and supply of steel pipe. The steel pipe industry as a whole is cyclical and at times pricing and availability of pipe can be volatile due to numerous factors beyond our control, including general domestic and international economic conditions, labor costs, sales levels, competition, consolidation of pipe producers, fluctuations in the costs of raw materials necessary to produce pipe, import duties and tariffs and currency exchange rates. This volatility can significantly affect the price and supply of pipe. When pipe prices decline, customer demands for lower prices and our competitors’ responses to those demands could result in us having to lower our pipe price, thereby significantly reducing our gross profit or increasing our loss.

We have determined that there was a material weakness in our internal control over financial reporting during the six months ended June 30, 2017. If another material weakness occurs or persists in the future or if we otherwise fail to develop or maintain an effective system of internal controls over financial reporting, we may not be able to report our financial results accurately and timely or prevent fraud, which would likely have a negative impact on the market price of our common stock.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. Under standards established by the Public Company Accounting Oversight Board, or PCAOB, a deficiency in internal control over financial reporting exists when the design or operation of a control does not allow management or personnel, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. The PCAOB defines a material weakness as a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented, or detected and corrected, on a timely basis.

During the preparation of our financial statements for the nine months ended September 30, 2017, we identified a material weakness in our internal control over financial reporting. The material weakness was identified as a result of an analytical review and analysis of the bill and hold inventory balance. As a result of the material weakness, the Company did not detect a material error in the Company’s consolidated financial statements for the six months ended June 30, 2017 at the time those financial statements were prepared. This error related only to the interim period of the six months ended June 30, 2017. For additional information regarding this error, please see Note 2 to our consolidated financial statements for the nine months ended September 30, 2017 included elsewhere in this prospectus. We have implemented measures designed to improve our internal control over financial reporting to address the underlying causes of the material weakness by developing additional controls around accounting for the bill and hold transactions. Our remediation efforts may not enable us to remedy or avoid material weaknesses in the future.

Additional material weaknesses may be identified in the future. If we identify such issues or if we are unable to produce accurate and timely financial statements, the trading price of our common stock may decline and we may be unable to maintain compliance with the NYSE listing standards.

Restrictions in our new revolving credit facility and any future financing agreements may limit our ability to finance future operations or capital needs or capitalize on potential acquisitions and other business opportunities.

We entered into a new revolving credit agreement in December 2017. The operating and financial restrictions and covenants in our new revolving credit facility and any future financing agreements could restrict our ability to finance future operations or capital needs or to expand or pursue our business activities. For example, our new revolving credit facility restricts or limits our ability to:

•	grant liens;

•	incur additional indebtedness or guarantee indebtedness of others;

•	make or pay dividends or distributions;

•	engage in a merger, consolidation or dissolution;

•	make investments or loans;

•	enter into transactions with affiliates;

•	sell or otherwise dispose of assets, businesses and operations;

•	amend the company’s organizational documents; and

•	amend, waive or grant consents under material contracts.

Furthermore, our new revolving credit facility contains certain other operating and financial covenants. Our ability to comply with the covenants and restrictions contained in our new revolving credit facility may be affected by events beyond our control, including prevailing economic, financial and industry conditions. If our cash flow from operating activities becomes insufficient, we may be required to take certain actions, including delaying or reducing capital or other expenditures, selling properties or other assets or seeking additional debt or equity capital in an attempt to restructure or refinance our indebtedness. We may be unable to take any of these actions on favorable terms or in a timely manner. Further, such actions may not be sufficient to allow us to comply with the financial covenants that are included in our new revolving credit facility or service our borrowing obligations in full and, in any event, may have a material adverse effect on our business. If we violate any of the restrictions, covenants, ratios or tests in our new revolving credit facility, a significant portion of our indebtedness may become immediately due and payable, our lenders’ commitment to make further loans to us may terminate. We might not have, or be able to obtain, sufficient funds to make these accelerated payments. Any subsequent replacement of our new revolving credit facility or any new indebtedness could have similar or greater restrictions. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Our New Revolving Credit Facility.”

Certain of PAO TMK’s debt agreements contain restrictive covenants that may limit our ability to incur debt and to engage in various activities.

PAO TMK, which will own approximately             % of our common stock (assuming no exercise of the underwriters’ option to purchase additional shares) upon completion of this offering, is subject to various covenants under its debt agreements and public bonds. These covenants impose restrictions on PAO TMK and its subsidiaries (including us) with respect to, among other things, incurring debt, granting loans, creating liens, maintaining certain financial ratios, exceeding annual capital expenditure thresholds and acquiring or disposing of assets. We, along with certain of our affiliates, are a guarantor under the 7.75% loan participation notes due 2018, or the 2018 Notes, issued by TMK Capital S.A., or TMK Capital, a special purpose vehicle of PAO TMK. If PAO TMK does not, or permits a subsidiary to not, comply with these covenants and such failure to comply is not cured in accordance with the relevant debt agreements, then PAO TMK will be in default thereunder. PAO TMK’s default under the 2018 Notes would trigger our, and our affiliates’, guarantee obligations under such notes. TMK Capital expects to repay the outstanding aggregate amount of the 2018 Notes at maturity in January 2018, after which we would have no guarantee obligations under the 2018 Notes.

Further, in the event PAO TMK defaults under certain of its other debt agreements, we could be materially adversely affected. We have no control over whether PAO TMK remains in compliance with the provisions of its debt agreements, except as such provisions may otherwise directly pertain to us. In addition to us, PAO TMK has various other businesses that require capital. The overall debt capacity that is permitted under the debt agreements may not provide sufficient liquidity for PAO TMK and its subsidiaries, including us. Debt financing that would otherwise be available to us may be diverted to PAO TMK and its other subsidiaries. PAO

TMK, without our consent, may also enter into other agreements, or amend the existing agreements, in the future that may further restrict it and its subsidiaries (including us) from engaging in these and other activities. These limitations may adversely affect our ability to finance our operations, capital plan and future business opportunities and may have a material adverse effect on our financial condition and results of operations. For more information on our guarantees of the 2018 Notes, see “Certain Relationships and Related Party Transactions—Related Party Transactions—Term Loan Facilities and Guarantees” and Note 18 to the audited consolidated financial statements for the years ended December 31, 2016 and 2015 appearing elsewhere in this prospectus. As a majority stockholder, PAO TMK will have the ability to, subject to restrictions under its own debt agreements discussed above, cause us to incur additional debt, dispose of assets or engage in other transactions to raise capital and then distribute the proceeds to PAO TMK in the form of a dividend. Such transactions, or the perception that such transactions could occur, may adversely affect prevailing market prices of our common stock and could have a material adverse effect on our business, results of operations and financial condition.

Conflicts of interest could arise in the future between us, on the one hand, and the TMK Group, on the other hand, concerning among other things, potential competitive business activities or business opportunities, and the corporate opportunity provisions in our amended and restated certificate of incorporation could enable the TMK Group to benefit from such opportunities that might otherwise be available to us.

Conflicts of interest could arise in the future between us, on the one hand, and the TMK Group, on the other hand, concerning among other things, potential competitive business activities or business opportunities. PAO TMK is a global manufacturer and supplier of steel pipe for the oil and gas industry, operating 15 production sites in Russia, Canada, Romania, Oman and Kazakhstan with one research and development center in Russia. As a result, the TMK Group may now, or in the future, directly or indirectly, compete with us for investment or business opportunities.

Our governing documents will provide that the TMK Group is not restricted from owning assets or engaging in businesses that compete directly or indirectly with us and will not have any duty to refrain from engaging, directly or indirectly, in the same or similar business activities or lines of business as us, including those business activities or lines of business deemed to be competing with us, or doing business with any of our clients, customers or vendors. In particular, subject to the limitations of applicable law, our amended and restated certificate of incorporation, among other things:

•	permits the TMK Group and any of its respective principals, officers, members, managers and employees, including any of the foregoing who serve as our officers or directors, whom we collectively refer to as the Covered Persons, to conduct business that competes with us and to make investments in any kind of property in which we may make investments; and

•	provides that if the TMK Group or any of its Covered Persons becomes aware of a potential business opportunity, transaction or other matter, they will have no duty to communicate or offer that opportunity to us.

The TMK Group may become aware, from time to time, of certain business opportunities (such as acquisition opportunities) and may direct such opportunities to other businesses in which they have invested, in which case we may not become aware of or otherwise have the ability to pursue such opportunity. Further, such businesses may choose to compete with us for these opportunities, possibly causing these opportunities to not be available to us or causing them to be more expensive for us to pursue. In addition, the TMK Group may dispose of their steel pipe manufacturing assets or steel pipe supply business in the future, without any obligation to offer us the opportunity to purchase any of those assets or business. As a result, our renouncing our interest and expectancy in any business opportunity that may be from time to time presented to the TMK Group and could adversely impact our business or prospects if attractive business opportunities are procured by such parties for their own benefit rather than for ours.

In any of these matters, the interests of the TMK Group may differ or conflict with the interests of our other stockholders. Any actual or perceived conflicts of interest with respect to the foregoing could have an adverse impact on the trading price of our common stock.

We may incur additional indebtedness or issue additional equity securities to execute our long-term growth strategy, which may reduce our profitability or result in significant dilution to our stockholders.

Our business requires significant capital, and we may require additional capital in the future to execute our growth strategy. For the nine months ended September 30, 2017 and the years ended December 31, 2016 and 2015, we incurred approximately $17.2 million, $11.1 million and $29.4 million in capital expenditures, respectively. Historically, we have financed these investments through cash flows from operations, borrowings from our affiliates and external borrowings. These sources of capital may not be available to us in the future, and our new revolving credit facility places certain restrictions on our ability to enter into new debt arrangements. If we are unable to fund capital expenditures for any reason, we may not be able to capture available growth opportunities and any such failure could have a material adverse effect on our results of operations and financial condition. If we incur additional indebtedness or issue additional equity securities, our profitability may be reduced and our stockholders may experience significant dilution.

We may have our intellectual property rights infringed, or be exposed to infringement claims by third parties, and there can be no assurance that our intellectual property rights will be protected.

We have, and plan to continue to develop, a range of proprietary products and technologies. While we take certain steps towards protecting our intellectual property, third parties may obtain and use our intellectual property without our authorization, including through our employees who have access to it, and contractual protections or other legal remedies may not in every case be sufficient to protect our rights. In such a case, our competitors may obtain an advantage by using such intellectual property, which could have a material adverse effect on our business, operating results, financial condition and prospects.

Conversely, we may be subject to infringement claims from third parties in the future resulting from the technology and intellectual property used in the production of our products. If we are found liable for infringement, we may be required to pay significant damages, and if we are unable to license or develop non-infringing technology on a timely basis, we may be unable to continue offer the affected products or services without risk of liability.

A small number of our customers account for a large proportion of our sales, and the loss of any of these customers may negatively impact our business.

For the nine months ended September 30, 2017, our five largest customers by sales revenues were B&L Pipeco Services, Inc., Consolidated Pipe & Supply Company, Inc., CTAP LLC, Pyramid Tubular Products L.P. and Sooner Pipe LLC, which, in the aggregate, accounted for 69% of our total pipe sales. In addition, three of our customers, B&L Pipeco Services, Inc., CTAP LLC and Sooner Pipe LLC, each accounted for more than 10% of our revenue for the nine months ended September 30, 2017. We expect this concentration of customers to continue for the foreseeable future, and consistent with industry practice, we do not have purchase commitments from most of our major customers. In the event that our relationship with any of these major customers were to deteriorate, or these customers were to cease operations, to terminate or downsize their relationship or tighten their terms of trade with us, this may have a material adverse effect on our business, financial condition, results of operations and prospects. In addition, some of our major customers may be similarly affected by changes in industry specific conditions given their focus on the oil and gas industry. Further, given the customer concentration we are potentially exposed to large individual credit risk losses in the event one or more of our major customers experience a deterioration in financial performance or financial condition and are unable to meet their obligations to us, which may have a material adverse effect on our business, results of operation, financial condition and prospects.

Our production volumes are based on a forecast of customer demand, and the inaccuracy of our forecast may result in excess inventory, which could adversely affect our profit margins, cash flows and results of operations if prices or sales volume decline.

Because our production volumes are based on a forecast of customer demand rather than purchase commitments from our major customers, there is a risk that our forecasts could be inaccurate and that we will be unable to sell our products at the volumes and prices we expect, which may result in excess inventory. The value of our inventory could decline if the prices we are able to charge our customers decline. In that case, we may experience reduced margins or losses as we dispose of higher-cost products at reduced market prices.

Our profitability, profit margins and cash flows can also be negatively affected if we are unable to sell our excess inventory in a timely manner. Although we build inventory based on historical usage patterns and expected demand, market conditions and inventory mix may affect the demand for our inventoried products. If we are unable to sell our inventory in a timely manner, we may incur costs, such as maintenance, insurance and storage costs and property taxes that may reduce our profitability, and we may be required to write-down the value of our slow moving inventory.

We may bear financial risk if we overrun our capital expenditures estimates.

The production of steel pipe requires significant capital expenditures, and the equipment that we use in our manufacturing process is expensive. We require significant capital investment to maintain our equipment and would require significant capital investment to replace or expand such equipment. We may bear financial risk if we overrun our capital expenditures estimates, possibly resulting in reduced liquidity, increased debt or revisions to our capital plan. Significant capital expenditures overruns could have a material adverse effect on our business, results of operations and financial condition.

We operate in highly competitive markets, and an inability to compete successfully may negatively affect our business.

The U.S. market for steel pipe, particularly in the oil and natural gas sector, is highly competitive and primarily based on compliance with technical requirements, price, quality and related services. We face increasing competition from international and other U.S. pipe producers in the United States and this trend may increase in the future.

We face considerable competition primarily from local producers, such as Tenaris S.A., or Tenaris, U.S. Steel Corporation, or U.S. Steel, and Vallourec S.A., or Vallourec, as well as from companies importing OCTG and line pipe. Certain of our competitors may have substantially greater financial, technical, marketing and other resources. Our larger competitors may be able to use their size and purchasing power to seek economies of scale and pricing concessions and may also be able to respond more quickly to new or emerging technologies and services and changes in customer requirements. Several key domestic competitors have announced capacity additions in recent years, and in particular, Tenaris has constructed a seamless pipe mill near Bay City, Texas and begun initial production. This facility is expected to include new premium connections production capacity. Some foreign competitors, which have historically imported products into the United States, have announced that they plan to construct domestic manufacturing facilities, including for example, TPCO America Corporation, which has begun construction of a new seamless pipe facility near Gregory, Texas. We compete with these and other U.S. producers in the market for welded and seamless pipe. Price is the main differentiating factor for these products, and certain foreign producers are often able to offer lower prices than us. U.S. trade restrictions against Chinese seamless pipe producers have effectively closed off the market to pipe originating from China, which has benefited us and other U.S. producers. Similarly, competitors with new U.S. production capacity, once completed, may seek to secure market share by offering lower prices, assisted by potentially lower production costs at these new facilities than at our own facilities, which may also lead to pricing pressure and adversely affect our sales and our margins. In addition, increases in the extraction of natural gas from shale plays in the

United States and Canada have contributed to a general decrease in U.S. natural gas prices in recent years and to a reduction in natural gas exploration activity. As a result, sales of OCTG in the United States and Canada are likely to continue to be subject to significant competition, which could lead to pricing pressure and adversely affect our sales and our margins.

We may not be able to compete effectively against existing producers or against new entrants to the steel pipe industry and preserve our current share of the various geographical or product markets in which we operate. A failure to compete effectively in one or more of these markets could have a material adverse effect on our business, financial condition, results of operations and prospects.

If we fail to continue to innovate and develop new products and production techniques, we may be unable to grow our business or maintain market share.

The steel pipe industry is characterized by high levels of competition, and our competitive advantages and future growth prospects depend in part on our ability to continue to develop products and improve our production techniques. In 2013, we invested significant capital into the construction of our R&D facility in Houston, Texas. There can be no assurance that this investment or future investments in research and development will provide us with the innovation and technological advances required to ensure that our products and production techniques remain competitive. If our competitors are able to create innovative new products or production techniques that allow them to produce products at a lower cost, the demand for some of our products may wane, which could negatively impact our business in a number of ways, including through lower revenues from sales. Failure to continue to innovate and develop new products and production techniques could have a material adverse effect on our business, results of operations, financial condition and prospects.

Low levels of demand for OCTG and line pipe could reduce the demand for our products and could cause us to lower prices, which would reduce our profitability.

As a result of the reduction in oil well drilling activity in the United States, the demand for OCTG and line pipe in the United States is significantly lower in 2017 than during the more favorable oil price environment of 2014. The magnitude and pace of recovery in the U.S. OCTG and line pipe market is uncertain and is dependent on a number of factors, including oil prices, drilling volumes and existing OCTG and line pipe inventories.

There can be no assurance that U.S. demand for OCTG and line pipe will continue to recover. If the demand does not maintain its current level or increase or if there is a further decrease in demand, it could increase the competition we face, negatively impact our level of sales or profit margins and, accordingly, have a material adverse effect on our business, results of operations, financial condition or prospects.

High levels of imports of OCTG and line pipe into the United States and Canada could reduce the demand for our products and could cause us to lower prices for our products, which would reduce our profitability.

High levels of imports of OCTG and line pipe, such as those from South Korean producers, could create pricing pressure and reduce the volume of OCTG and line pipe sold by domestic pipe producers, including us, in the United States, which would result in reduced profitability for our operations. We believe that import levels are affected by, among other things:

•	currency exchange rates;

•	overall world demand for OCTG and line pipe;

•	freight costs and availability;

•	country specific production costs;

•	the trade practices of foreign governments and producers; and

•	the presence or absence of anti-dumping, countervailing duty or other U.S. government orders that raise the cost of, or impose limits on, imports.

Although trade restrictions have been introduced against Chinese pipe producers, anti-dumping and countervailing duty orders could be modified or revoked. These orders, which impose special duties designed to offset unfair pricing and foreign government subsidization, are subject to annual administrative reviews that may be requested by various foreign and domestic parties and may be revoked as a result of periodic “sunset reviews”. We cannot predict the U.S. government’s future actions regarding duties, tariffs or any other trade restrictions on imports of OCTG and line pipe and any changes that may be made. If any of the protections currently provided by the relevant trade restrictions or anti-dumping regulations in the United States prove to be insufficient or are revoked, we could face increased competition from lower-cost foreign imports into these markets that could adversely affect our sales volume, revenue and profitability and have a material adverse effect on our business, financial condition, results of operations and prospects.

Equipment failures or production curtailments or shutdowns could adversely affect our production.

Our production capacities are subject to equipment failures and to the risk of catastrophic loss due to unanticipated events, such as fires, explosions and adverse weather conditions. Our manufacturing processes depend on critical pieces of steel-making and pipe-making equipment. Such equipment may, on occasion, be out of service as a result of unanticipated failures, which could require us to close part or all of the relevant production facility or cause us to reduce production on one or more of our production lines. Any interruption in production capability may require us to make significant and unanticipated capital expenditures to effect repairs, which could have a negative effect on our profitability and cash flows. We currently maintain business interruption insurance; however, recoveries under insurance coverage that we currently maintain or may obtain in the future may not completely offset the lost revenues or increased costs resulting from a disruption of our operations. A sustained disruption to our business could also result in delays to or cancellations of customer orders and contractual penalties, which may also negatively impact our reputation among our customers. Any or all of these occurrences could have a material adverse effect on our business, results of operations, financial condition and prospects.

All of the steel billets that we produce to be used in our seamless pipe production process are manufactured at a single facility in Koppel, Pennsylvania, and all of our domestically produced seamless pipe is manufactured at a single facility in Ambridge, Pennsylvania, which makes us vulnerable to operational and geographic risks associated with relying on these individual facilities for a significant portion of our revenue and profitability.

Because we manufacture all of the steel billets used in our domestic production of seamless pipe at one facility in Koppel, Pennsylvania, and because we manufacture all of our domestic seamless pipe at one facility in Ambridge, Pennsylvania, we may be disproportionately exposed to disruptions in our business if either of those facilities experiences mechanical or other operational failures or if the region experiences severe weather, transportation capacity constraints, constraints on the availability of required equipment, facilities, personnel or services, significant governmental regulation or natural disasters. Although we currently maintain business insurance coverage to cover a portion of these types of risks, there are potential risks associated with our operations in Koppel and Ambridge not covered by insurance, and recoveries under insurance coverage that we currently maintain may not completely offset the lost revenues or increased costs resulting from a disruption of our operations.

During the nine months ended September 30, 2017 and the year ended December 31, 2016, we derived approximately 51% and 57% of our revenues, respectively, from sales of the seamless pipe that we produced domestically, and we expect to continue to derive a substantial amount of our product revenue from seamless pipe that we produce domestically. If we experience any of the risks described above relating to our Koppel facility, including downtime or other delays or interruptions of our production of steel billets, we may be forced to purchase steel billets from a third-party supplier at a higher cost, decreasing our profitability with respect to our domestically produced seamless pipe. If we experience any of the risks described above relating to our Koppel facility, including downtime or other delays or interruptions of our production of seamless pipe, we may be forced to seek replacement pipe from a third-party producer at a higher cost or to rely on less profitable products, and our business, results of operation and financial condition could be adversely affected.

The loss of third-party transportation providers upon whom we depend, or conditions negatively affecting the transportation industry, could increase our costs or cause a disruption in our operations.

We depend upon third-party trucking and other transportation providers for delivery of products to our customers. Strikes, slowdowns, transportation disruptions or other conditions in the transportation industry, including, but not limited to, shortages of truck drivers, disruptions in rail service, increases in fuel prices and adverse weather conditions, could increase our costs and disrupt our operations and our ability to service our customers on a timely basis. We cannot predict whether or to what extent any of these factors would affect our costs or otherwise harm our business.

Our business involves occupational hazards to our workforce.

Our operations rely heavily on our workforce, which is exposed to a wide range of operational hazards typical for the pipe- and steel-making industries. These hazards arise from working at industrial sites, operating heavy machinery and performing other hazardous activities. Although we provide our workforce with occupational health and safety training and believe that our safety standards and procedures are adequate, accidents at our sites and facilities have occurred in the past and may occur in the future as a result of unexpected circumstances, failure of employees to follow proper safety procedures, human error or otherwise. If any of these circumstances were to occur in the future, they could result in personal injury, business interruption, possible legal liability, damage to our business reputation and corporate image and, in severe cases, fatalities, any of which could have a material adverse effect on our business, financial condition, results of operations or prospects. We have general liability and workers compensation insurance to protect us against such risks, but recoveries under the insurance coverage that we obtain in the future, if any, may not fully offset our costs in the event of a claim.

The possible growth of our business through acquisitions may expose us to various risks, including those relating to difficulties in identifying suitable, accretive acquisition opportunities and integrating businesses, assets and personnel, as well as difficulties in obtaining financing for targeted acquisitions and the potential for increased leverage or debt service requirements.

As a component of our business strategy, we may pursue selected, accretive acquisitions of complementary assets, businesses and technologies. Acquisitions involve numerous risks, including:

•	unanticipated costs and assumption of liabilities and exposure to unforeseen liabilities of the acquired business, including, but not limited to, environmental liabilities;

•	difficulties in integrating the operations and assets of the acquired business and the acquired personnel;

•	limitations on our ability to properly assess and maintain an effective internal control environment over an acquired business;

•	potential losses of key employees and customers of the acquired business;

•	risks of entering markets in which we have limited prior experience; and

•	increases in our expenses and working capital requirements.

The process of integrating an acquired business may involve unforeseen costs and delays or other operational, technical and financial difficulties and may require a significant amount time and resources. Our failure to incorporate the acquired business and assets into our existing operations successfully or to minimize any unforeseen operational difficulties could have a material adverse effect on our financial condition and results of operations. Furthermore, there is considerable competition for acquisition opportunities in our industry. Competition for acquisitions may increase the cost of, or cause us to refrain from, completing acquisitions.

In addition, we may not have sufficient capital resources to complete any additional acquisitions. We may incur substantial indebtedness to finance future acquisitions and also may issue equity, debt or convertible securities in connection with such acquisitions. Debt service requirements could represent a significant burden on our results of operations and financial condition and the issuance of additional equity or convertible securities could be dilutive to our existing stockholders. Furthermore, we may not be able to obtain additional financing on satisfactory terms. Even if we have access to the necessary capital, we may be unable to continue to identify suitable acquisition opportunities, negotiate acceptable terms or successfully acquire identified targets.

Interruptions in the proper functioning of our information systems or failure to timely and properly complete our current information systems replacement project could disrupt operations and cause increases in costs and/or decreases in revenues.

The proper functioning of our information systems is critical to the successful operation of our business. We depend on our information technology systems to process orders, manage inventory and monitor accounts receivable. Our information systems also allow us to efficiently purchase raw materials from our suppliers and ship products to our customers on a timely basis, maintain cost-effective operations and provide superior service to our customers. Although our information systems are protected through physical and software safeguards and remote processing capabilities exist, information systems are still vulnerable to natural disasters, power losses, telecommunication failures and other problems. If critical information systems fail or are otherwise unavailable, our ability to procure products to sell, process and ship customer orders, identify business opportunities, maintain proper levels of inventories, collect accounts receivable and pay accounts payable and expenses could be adversely affected. Our ability to integrate our systems with our customers’ systems would also be significantly affected. We maintain information systems controls designed to protect against, among other things, unauthorized program changes and unauthorized access to data on our information systems. If our information systems controls do not function properly, we face increased risks of unexpected errors and unreliable financial data.

We must comply with various export controls and trade and economic sanctions laws and regulations that are fluid and may change due to diplomatic and political considerations outside of our control and that could subject us to liability if we are not in full compliance with applicable laws.

Our business activities are subject to various export controls and trade and economic sanctions laws and regulations, including, without limitation, the U.S. Commerce Department’s Export Administration Regulations, the U.S. Treasury Department’s Office of Foreign Assets Control’s trade and economic sanctions programs, and the U.S. Department of State’s Nonproliferation Sanctions, which we collectively refer to as Trade Controls.

Although we have implemented compliance measures designed to prevent transactions prohibited by the Trade Controls, including a comprehensive compliance program for sanctions relating to Russia and Crimea, our failure to successfully comply with applicable Trade Controls may expose us to negative legal and business consequences, including civil or criminal penalties, government investigations, and reputational harm.

We are subject to environmental requirements and risks which could result in significant costs, liabilities, and obligations.

Our operations are subject to stringent and complex federal, state and local laws and regulations governing the discharge of materials into the environment, the health and safety aspects of our operations, or otherwise relating to environmental protection. These laws and regulations may impose numerous obligations applicable to our operations, including the acquisition of a permit or other approval before conducting regulated activities; the restriction of the types, quantities and concentration of materials that can be released into the environment; the limitation or prohibition of activities on certain lands lying within wilderness, wetlands, and other protected areas; the application of specific health and safety criteria addressing worker protection; and the imposition of substantial liabilities for pollution resulting from our operations. Such federal laws include, but are not limited to, the Resource Conservation and Recovery Act, or the RCRA, and the Comprehensive Environmental Response, Compensation and Liability Act, or the CERCLA, governing solid and hazardous waste management, the Clean Air Act, or the CAA, and the Clean Water Act, or CWA, protecting air and water resources, and the Toxic Substances Control Act, or the TSCA, governing the management of hazardous materials, in addition to analogous state laws. Numerous governmental authorities, such as the EPA and analogous state agencies, have the power to enforce compliance with these laws and regulations and the permits issued under them. Such enforcement actions often involve difficult and costly compliance measures or corrective actions. Failure to comply with these laws and regulations may result in the assessment of sanctions, including administrative, civil or criminal penalties, natural resource damages, the imposition of investigatory, corrective action or remedial obligations, and the issuance of orders limiting or prohibiting some or all of our operations. In addition, we may experience delays in obtaining, or be unable to obtain, required permits, which may delay or interrupt our operations and limit our growth and revenue.

Certain environmental laws impose strict liability (i.e., no showing of “fault” is required) as well as joint and several liability for costs required to remediate and restore sites where hazardous substances, hydrocarbons or solid wastes have been stored or released. We may be required to remediate contaminated properties currently or formerly owned or operated by us or facilities of third parties that received waste generated by our operations, regardless of whether such contamination resulted from the conduct of others or from the consequences of our own actions that were in compliance with all applicable laws at the time those actions were taken. In connection with certain acquisitions, we could acquire, or be required to provide indemnification against, environmental liabilities that could expose us to material losses. Furthermore, the existence of contamination at properties we own, lease or operate could result in increased operational costs or restrictions on our ability to use those properties as intended, including for mining purposes.

In certain instances, citizen groups also have the ability to bring legal proceedings against us if we are not in compliance with environmental laws, or to challenge our ability to receive environmental permits that we need to operate. In addition, claims for damages to persons or property, including natural resources, may result from the environmental, health and safety impacts of our operations. Our insurance may not cover all environmental risks and costs or may not provide sufficient coverage if an environmental claim is made against us. Moreover, public interest in the protection of the environment has increased dramatically in recent years. The trend of more expansive and stringent environmental legislation and regulations applied to the manufacturing industry could continue, resulting in increased costs of doing business and consequently affecting profitability. Finally, federal, state or local administrative decisions, developments in the federal or state court systems or other governmental or judicial actions may influence the interpretation or enforcement of environmental laws and regulations and may thereby increase compliance costs.

Increased regulation associated with climate change and greenhouse gas emissions could impose significant costs and obligations.

Climate change continues to attract considerable public and scientific attention. As a result, numerous proposals have been made and are likely to continue to be made at the international, national, regional and state levels of government to monitor and limit emissions of greenhouse gases, or GHGs. These efforts have included consideration of cap-and-trade programs, carbon taxes, GHG reporting and tracking programs and regulations that directly limit GHG emissions from certain sources. At the federal level, no comprehensive climate change legislation has been implemented to date. The EPA has, however, adopted rules under authority of the CAA that, among other things, establish Potential for Significant Deterioration, or PSD, construction and Title V operating permit reviews for GHG emissions from certain large stationary sources that are also potential major sources of certain principal, or criteria, pollutant emissions, which reviews could require securing PSD permits at covered facilities emitting GHGs and meeting “best available control technology’’ standards for those GHG emissions. In addition, the EPA has adopted rules requiring the monitoring and annual reporting of GHG emissions from certain petroleum and natural gas system sources in the United States.

Additionally, in December 2015, the United States joined the international community at the 21st Conference of the Parties of the United Nations Framework Convention on Climate Change in Paris, France that prepared an agreement requiring member countries to review and “represent a progression” in their intended nationally determined contributions, which set GHG emission reduction goals every five years beginning in 2020. This “Paris Agreement” was signed by the United States in April 2016 and entered into force in November 2016; however, the GHG emission reductions called for by the Paris Agreement are not binding. On June 1, 2017, President Trump announced that the United States will withdraw from the Paris Agreement and seek negotiations either to reenter the Paris Agreement on different terms or to establish a new framework agreement. The Paris Agreement provides for a four-year exit process, which would result in an effective exit date of November 2020. The United States’ adherence to the exit process and/or the terms on which the United States may reenter the Paris Agreement or a separately negotiated agreement are unclear at this time.

The adoption and implementation of any international, federal or state legislation or regulations that require reporting of GHGs or otherwise restrict emissions of GHGs could have a material adverse effect on our business, financial condition, demand for our products, results of operations, and cash flows. Substantial limitations on GHG emissions could also adversely affect demand for the oil and natural gas, which could reduce demand for our tubular products. Finally, some scientists have concluded that increasing concentrations of GHG in the atmosphere may produce climate changes that have significant physical effects, such as increased frequency and severity of storms, droughts, and floods and other climate events that could have an adverse effect on our assets.

Increased regulation of the oil and gas industry could adversely impact our customers’ operations and, in turn, reduce demand for our products.

Our primary end-users are E&P operators operating in the United States and Canada. Like our operations, the oil and gas industry is subject to extensive environmental, health and safety regulations in the United States, including regulations governing air quality, water quality, hydraulic fracturing, threatened and endangered species, pipeline safety and federal land management requirements, among others. Additional legislative or regulatory requirements relating to the oil and gas industry could adversely impact our end-users’ operations and, in turn, decrease demand for our steel pipe.

Potential environmental, product liability and other claims may create significant liabilities and negatively impact our business.

Our OCTG and line pipe are sold primarily for use in oil and natural gas drilling and transportation activities, which are subject to inherent risks, including well failures, line pipe leaks and fires, that could result in death, personal injury, property damage, environmental pollution or loss of production. Any of these hazards and risks can result in the release of hydrocarbons, environmental liabilities, personal injury claims and property damage. Similarly, defects in our other industrial seamless and welded pipe could result in death, personal injury, property damage, environmental pollution or loss of production.

Further, actual or claimed defects in our products may give rise to claims against us for losses and expose us to claims for damages. We have product liability insurance to protect us against such risks, but recoveries under this insurance coverage that we obtain in the future, if any, may not fully offset our costs in the event of a claim. Any resulting costs or liabilities borne by us may be significant, and could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may need additional capital in the future and it may not be available on acceptable terms.

We may require more capital in the future to:

•	fund our operations;

•	finance investments in equipment and infrastructure needed to maintain and expand our distribution capabilities;

•	enhance and expand the range of products we offer; and

•	respond to potential strategic opportunities, such as investments, acquisitions and international expansion.

We cannot assure you that additional financing will be available on terms favorable to us, or at all. The terms of available financing may place limits on our financial and operating flexibility. If adequate funds are not available on acceptable terms, we may be forced to reduce our operations or delay, limit or abandon expansion opportunities. Moreover, even if we are able to continue our operations, the failure to obtain additional financing could reduce our competitiveness.

We are exposed to credit risk.

We pay considerable attention to credit risk attributable to trade receivables from a number of our customers and advances issued to our suppliers. Credit is only offered to customers that meet our credit requirements. We have developed procedures aimed at preventing payment arrears and ensuring effective collection. However, there can be no assurance that the implementation of these measures will be successful to substantially reduce our credit risk in these transactions. Any significant increase in the credit risk associated with our trade receivables could have a material adverse effect on our business, financial condition, results of operations and prospects.

The deterioration of the financial condition of our customers could adversely affect our business.

During times when the oil or gas markets weaken, our customers are more likely to experience financial difficulties, including being unable to access debt or equity financing, which could result in a reduction in our customers’ spending for our products. In addition, in the course of our business we hold accounts receivable from our customers. In the event of the financial distress or bankruptcy of a customer, we could lose all or a portion of such outstanding accounts receivable associated with that customer. Further, if a customer was to enter into bankruptcy, it could also result in the cancellation of all or a portion of our contracts with such customer at significant expense or loss of expected revenues to us.

We do not carry insurance against all potential risks and losses, and our insurance might be inadequate to cover all of our losses or liabilities or may not be available on commercially reasonable terms.

We have limited, and potentially insufficient, insurance coverage for expenses and losses that may arise in connection with the quality of our products, property damage, work-related accidents and occupational illnesses, natural disasters and environmental contamination. We have no insurance coverage for loss of profits or other losses caused by the death or incapacitation of our senior management. Losses or liabilities arising from these or other such events could increase our costs and could have a material adverse effect on our business, financial condition, results of operations and prospects.

We are subject to a variety of federal, state and local laws and regulatory regimes, including a variety of labor laws and regulations. Failure to comply with laws and regulations could subject us to, among other things, penalties and legal expenses which could have a materially adverse effect on our business.

We are subject to various federal, state and local laws and regulations including, but not limited to the Employee Retirement Income Security Act of 1974, as amended, and regulations promulgated by the Internal Revenue Service, the United States Department of Labor and the Occupational Safety and Health Administration. We are also subject to a variety of federal and state employment and labor laws and regulations, including the Americans with Disabilities Act, the Federal Fair Labor Standards Act, the Worker Adjustment and Restructuring Notification Act, or WARN Act, and other regulations related to working conditions, wage-hour pay, overtime pay, family leave, employee benefits, antidiscrimination, termination of employment, safety standards and other workplace regulations.

Failure to properly adhere to these and other applicable laws and regulations could result in investigations, the imposition of penalties or adverse legal judgments by public or private plaintiffs, and our business, financial condition and results of operations could be materially adversely affected. Similarly, our business, financial condition and results of operations could be materially adversely affected by the cost of complying with newly-implemented laws and regulations.

Delays or restrictions in obtaining permits by us for our operations or by our customers for their operations could impair our business.

In most states, our operations and the operations of our oil and natural gas producing end-users require permits from one or more governmental agencies in order to perform drilling and completion activities, secure water rights, construct impoundments tanks and operate pipelines or trucking services. Such permits are typically issued by state agencies, but federal and local governmental permits may also be required. The requirements for such permits vary depending on the location where such drilling and completion, and pipeline and gathering, activities will be conducted. As with all governmental permitting processes, there is a degree of uncertainty as to whether a permit will be granted, the time it will take for a permit to be issued, the conditions that may be imposed in connection with the granting of the permit and whether the permit may be terminated. In addition, some of our customers’ drilling and completion activities may take place on federal land or Native American lands, requiring leases and other approvals from the federal government or Native American tribes to conduct such drilling and completion activities. Under certain circumstances, federal agencies may cancel proposed leases for federal lands and refuse to grant or delay required approvals. Therefore, our customers’ operations in certain areas of the United States may be interrupted or suspended for varying lengths of time, causing a loss of revenue to us and adversely affecting our results of operations in support of those customers.

Our business may be affected by labor disruptions, shortages of skilled employees and labor cost inflation.

Competition for skilled employees in the steel pipe industry is relatively intense, and labor costs continue to increase moderately. We expect that the demand and, hence, costs for skilled employees will continue to increase, reflecting the significant demand from other industries and public infrastructure projects. Continual high demand for skilled employees and continued increases in labor costs could have a material adverse effect on our business, financial condition, results of operations and prospects.

A portion of our workforce is unionized and labor disruptions could decrease our profitability.

As of November 30, 2017, we had approximately 690 employees at three of our facilities in the United States subject to two collective bargaining agreements, comprising approximately 35% of our labor force. We cannot anticipate whether there will be an increase in the number or percentage of our employees who are covered by a collective bargaining agreement. The collective bargaining agreement covering the employees of our Koppel, Pennsylvania and Ambridge, Pennsylvania facilities will expire on November 1, 2018. We cannot guarantee that we will be able to negotiate these or other collective bargaining agreements on the same or more favorable terms as the current agreements or arrangements, or at all, and without interruptions, including labor stoppages at the facilities subject to any particular agreement or arrangement. We also cannot guarantee the impact of such agreements on our operating costs, operating income and cash flows. A prolonged labor dispute, which could include a work stoppage or work slowdown, could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our competitive position and future prospects depend to a large extent on the experience and expertise of our senior management.

Our senior management’s involvement has been, and we believe will continue to be, important in the pursuit and implementation of our strategy. In addition, our ability to maintain our competitive position and to implement our business strategy is dependent to a significant extent on the services of our senior management. We depend on our current senior management for the implementation of our strategy and the supervision of our day-to-day activities. However, there can be no assurance that these individuals will continue to make their services available to us in the future.

The loss or diminution of the services of our senior management or an inability to attract and retain additional senior management personnel could have a material adverse effect on our business, financial condition, results of operations and prospects. Further, competition in the United States for personnel with relevant expertise is intense due to the relatively small number of qualified individuals, and this situation could seriously affect our ability to retain our existing senior management and attract additional suitably qualified senior management personnel. As a result, the departure of key managers could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our systems and information technology infrastructure may be subject to security breaches and other cyber security incidents. A cyber incident could result in information theft, data corruption, operational disruption and/or financial loss.

We may face attempts by experienced hackers, cybercriminals or others with authorized access to our systems to misappropriate our proprietary information and technology, interrupt our business and/or gain unauthorized access to confidential information. We seek to maintain the security of computers, computer networks and data storage resources, as security breaches could negatively impact our business as our insurance coverage for cyberattacks may not be sufficient to cover all the losses we may experience as a result. As cyber incidents continue to evolve, we may be required to expend additional resources to continue to modify or enhance our protective measures.

A terrorist attack or armed conflict could harm our business.

The occurrence or threat of terrorist attacks in the United States or other countries, anti-terrorist efforts and other armed conflicts involving the United States or other countries, including continued hostilities in the Middle East, may adversely affect the United States and global economies and could prevent us from meeting our financial and other obligations. If any of these events occur, the resulting political instability and societal disruption could reduce overall demand for oil and natural gas, potentially putting downward pressure on demand for our steel products and causing a reduction in our revenues. Oil and natural gas related facilities, including our manufacturing facilities, could be direct targets of terrorist attacks, and our operations could be adversely impacted if infrastructure integral to our customers’ operations is destroyed or damaged. Costs for insurance and other security may increase as a result of these threats, and some insurance coverage may become more difficult to obtain, if available at all.

Tax authorities may question our transfer pricing mechanisms or intercompany transactions, which could increase our effective tax rate or otherwise harm our business.

As a U.S. company that does business with foreign affiliates, we are subject to transfer pricing and other tax regulations, including those relating to the flow of funds between us and our affiliates, which are designed to ensure that appropriate levels of income are reported in each jurisdiction in which we operate. These laws and regulations generally require that any international transaction involving associated enterprises be on substantially the same basis as a transaction between unrelated companies dealing at arms’ length and that contemporaneous documentation be maintained to support the transfer prices. We have transfer pricing arrangements with our affiliates in relation to various aspects of our business. If tax authorities successfully challenge our transfer pricing mechanisms or intercompany transactions, we may be required to pay additional taxes, interest and penalties and our operations may be negatively impacted, our effective tax rate may increase and our cash flows may be materially adversely affected depending on our operations and those of our affiliates at the time. In addition, if a successful challenge to our transfer pricing by a tax authority from one jurisdiction results in income being allocated away from another jurisdiction and such other jurisdiction does not agree with the reallocation, both jurisdictions could tax the same income, resulting in double taxation. If tax authorities were to allocate income to a higher tax jurisdiction, subject our income to double taxation, or assess interest and penalties, it would increase our consolidated tax liability, which could adversely affect our financial condition and results of operations. If tax authorities successfully challenged our current transfer pricing mechanisms or there was a change in law, we might need to change our approach to transfer pricing in order to maintain compliance under new or existing rules. Finally, we might not always be in compliance with all applicable tax laws, including transfer pricing laws, despite our efforts to be aware of and to comply with such laws. In such case, we may need to adjust our operating procedures and our financial condition, results of operations and cash flows could be materially adversely affected.

Our ability to use net operating losses to offset future taxable income may be subject to certain limitations.

As of December 31, 2016, we had $208.8 million of net operating loss carryforwards available to reduce future taxable income. These net operating loss carryforwards begin to expire in 2035 for U.S. federal income tax purposes. U.S. federal and state income tax laws limit the amount of these carryforwards we can use in any given year to offset our taxable income following an “ownership change” (generally defined as a greater than 50% cumulative shift of the stock ownership of certain “5% stockholders” over a rolling three-year period), including ownership changes due to the issuance of additional shares of our common stock, or securities convertible into our common stock. Some of our existing carryforwards may be subject to limitations arising from previous ownership changes, and we may experience subsequent ownership changes (including in connection with this offering). Accordingly, there is a risk that our ability to use our existing carryforwards in the future could be limited and that existing carryforwards would be unavailable to offset future income tax liabilities. Furthermore, our ability to use the net operating loss carryforwards of companies that we may acquire in the future may be subject to limitations. Limitations imposed on our ability to use our net operating loss carryforwards could cause U.S. federal and state income taxes to be paid earlier than would be paid if such limitations were not in effect and could cause such net operating loss carryforwards to expire unused, in each case reducing or eliminating the benefit of such net operating loss carryforwards. Additionally, we may not be able to generate sufficient taxable income to use our net operating loss carryforwards before they expire. Furthermore, our existing net operating loss carryforwards could be limited by legislative or regulatory changes, such as suspensions on the use of net operating carryforwards. If any of these events occur, we may not derive some or all of the expected benefits from our net operating loss carryforwards, which could potentially result in increased future tax liability to us and could adversely affect our business, operating results and financial condition.

Risks Related to This Offering and Ownership of Our Common Stock

PAO TMK, our largest stockholder, and its affiliates will control our company and your ability to influence corporate matters will be limited.

Upon completion of this offering (assuming no exercise of the underwriters’ option to purchase additional shares), PAO TMK will own approximately     % of our outstanding common stock. Consequently, PAO TMK will have control over all matters that require approval by our stockholders, including the election of directors and approval of significant corporate transactions. This concentration of ownership will limit your ability to influence corporate matters, and as a result, actions may be taken that you may not view as beneficial. For as long as PAO TMK continues to own a significant amount of our outstanding voting capital stock, even if such amount is less than 50%, it will continue to be able to strongly influence all matters requiring stockholder approval, regardless of whether or not other stockholders believe that a transaction is in their own best interest. Additionally, pursuant to the terms of a stockholders agreement that we will enter into upon the consummation of this offering, for so long as PAO TMK holds at least     % of our outstanding common stock, PAO TMK will be required to provide consent before we are permitted to enter into or agree to undertake any transaction that would constitute a change of control (as defined in the stockholders agreement), issue additional stock in the Company or any of our subsidiaries, other than in certain circumstances specified in the stockholders agreement, or change the size of the board of directors, or the Board. See “Certain Relationships and Related Party Transactions—Stockholders Agreement.” Moreover, this concentration of stock ownership may also adversely affect the trading price of our common stock to the extent investors perceive a disadvantage in owning stock of a company with a controlling stockholder.

Certain of our directors and officers may have actual or potential conflicts of interest because of their positions with PAO TMK.

Following this offering, Andrei Zimin, Alexander Pumpyanskiy and Vladimir Shmatovich will serve on the Board and retain their positions as Chief Legal Counsel, Director and Vice President for Strategy and Business Development, respectively, of PAO TMK; also, Elena Verbinskaya will serve as our Vice President, Accounting Integration and Financial Reporting and retain her position as Chief Accounting Officer of PAO TMK. In addition, each of these directors and officers may own securities of PAO TMK and be eligible to receive performance-based awards and bonuses from PAO TMK, which may be significant for some of these persons. Their positions at PAO TMK, compensation by PAO TMK and the ownership of any PAO TMK equity or equity awards create, or may create the appearance of, conflicts of interest when these directors are faced with decisions that could have different implications for PAO TMK than the decisions have for us or our public stockholders. Pursuant to its charter, our Audit Committee must review and approve all material related party transactions. See “Certain Relationships and Related Party Transactions—Procedures for Review, Approval and Ratification of Related Person Transactions.”

We have engaged in transactions with our affiliates and expect to do so in the future. The terms of such transactions and the resolution of any conflicts that may arise may not always be in our or our stockholders’ best interests.

We have engaged in transactions and expect to continue to engage in transactions with affiliated companies, including purchasing pipe from PAO TMK. See “Certain Relationships and Related Party Transactions.” Related party transactions can create the possibility of conflicts of interest with regard to our management. Such a conflict could cause an individual in our management to seek to advance his or her economic interests above ours. Further, the appearance of conflicts of interest created by related party transactions could impair the confidence of our investors. The Board plans to regularly review these transactions and our Audit Committee will review and approve related party transactions; however, such approval does not mean such transactions will have the expected benefits and, as such, could have an adverse impact on our financial condition or results of operations. For a discussion of potential conflicts, see “—Conflicts of interest could arise in the future between us, on the one hand, and the TMK Group, on the other hand, concerning among other things, potential competitive business activities or business opportunities, and the corporate opportunity provisions in our amended and restated certificate of incorporation could enable the TMK Group to benefit from such opportunities that might otherwise be available to us.”

The requirements of being a public company, including compliance with the reporting requirements of the Exchange Act and the requirements of the Sarbanes-Oxley Act and the NYSE, may strain our resources, increase our costs and distract management.

As a public company, we will need to comply with new laws, regulations and requirements, certain corporate governance provisions of the Sarbanes-Oxley Act of 2002, related regulations of the SEC and the requirements of the NYSE, with which we are not required to comply as a private company. Complying with these statutes, regulations and requirements will occupy a significant amount of time of the Board and management and will significantly increase our costs and expenses. We estimate annual general and administrative expenses will be $        to $        . We will need to:

•	institute a more comprehensive compliance function;

•	comply with rules promulgated by the SEC and NYSE;

•	prepare and distribute periodic public reports in compliance with our obligations under the federal securities laws;

•	establish new internal policies, such as those relating to insider trading; and involve and retain to a greater degree outside counsel, auditors, consultants and accountants in the above activities.

In addition, we expect that being a public company subject to these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on the Board or as executive officers. We are currently evaluating these rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

We are not currently required to make an assessment of our internal control over financial reporting.

We will be required to comply with certain provisions of Section 404 of the Sarbanes-Oxley Act as early as our fiscal year ending December 31, 2018. Section 404 requires that we document and test our internal control over financial reporting and issue management’s assessment of our internal control over financial reporting. This section also requires that our independent registered public accounting firm opine on those internal controls upon becoming an accelerated filer, as defined in the SEC rules, or otherwise ceasing to qualify as an emerging growth company under the JOBS Act. We are evaluating our existing controls against the standards adopted by the Committee of Sponsoring Organizations of the Treadway Commission. During the course of our ongoing evaluation and integration of the internal control over financial reporting, we may identify areas requiring improvement, and we may have to design enhanced processes and controls to address issues identified through this review. For example, we anticipate the need to hire additional administrative and accounting personnel to conduct our financial reporting. Please read “—Risks Related to Our Business and the Pipe Industry—We have determined that there was a material weakness in our internal control over financial reporting during the six months ended June 30, 2017. If another material weakness occurs or persists in the future or if we otherwise fail to develop or maintain an effective system of internal controls over financial reporting, we may not be able to report our financial results accurately and timely or prevent fraud, which would likely have a negative impact on the market price of our common stock.”

We cannot be certain at this time that we will be able to successfully complete the procedures, certification and attestation requirements of Section 404 or that we or our independent registered public accounting firm will not identify material weaknesses in our internal control over financial reporting. If we fail to comply with the requirements of Section 404 or if we or our independent registered public accounting firm identify and report such material weaknesses, the accuracy and timeliness of the filing of our annual and quarterly reports may be materially adversely affected, and investors could lose confidence in our reported financial information, which could have a negative effect on the stock price of our common stock. In addition, a material weakness in the effectiveness of our internal control over financial reporting could result in an increased chance of fraud and the loss of customers, reduce our ability to obtain financing and require additional expenditures to comply with these requirements, each of which could have a material adverse effect on our business, results of operations and financial condition.

There is no existing market for our common stock, and a trading market that will provide you with adequate liquidity may not develop. The price of our common stock may fluctuate significantly, and you could lose all or part of your investment.

Prior to this offering, there has been no public market for our common stock. After this offering, there will be only                publicly traded shares of common stock held by our public common stockholders (             shares of common stock if the underwriters exercise in full their option to purchase additional shares of common stock). PAO TMK will own                  shares of common stock, representing an aggregate     % of outstanding shares of our common stock (or     % of outstanding shares if the underwriters exercise in full their option to purchase additional shares of common stock). We do not know the extent to which investor interest will lead to the development of an active trading market or how liquid that market might become. If an active trading market does not develop, you may have difficulty reselling our common stock at or above the initial public offering price. Additionally, the lack of liquidity may result in wide bid-ask spreads, contribute to significant fluctuations in the market price of the common stock and limit the number of investors who are able to buy the common stock.

The initial public offering price for the common stock offered hereby will be determined by negotiations between us, the selling stockholder and the representatives of the underwriters, based on numerous factors which we discuss in “Underwriting (Conflicts of Interest),” and may not be indicative of the market price of the common stock that will prevail in the trading market. Consequently, you may not be able to sell shares of our common stock at prices equal to or greater than the price paid by you in this offering.

The following is a non-exhaustive list of factors that could affect our stock price:

•	our operating and financial performance;

•	quarterly variations in the rate of growth of our financial indicators;

•	the public reaction to our press releases, our other public announcements and our filings with the SEC;

•	strategic actions by our competitors and customers;

•	our failure to meet revenue or earnings estimates by research analysts or other investors;

•	changes in revenue or earnings estimates, or changes in recommendations or withdrawal of research coverage, by equity research analysts;

•	speculation in the press or investment community;

•	the failure of research analysts to cover our common stock;

•	sales of our common stock by us, the selling stockholder or other stockholders, or the perception that such sales may occur;

•	changes in accounting principles, policies, guidance, interpretations or standards;

•	additions or departures of key management personnel and directors;

•	actions by our stockholders, including PAO TMK;

•	general market conditions, including fluctuations in commodity prices;

•	domestic and international economic, legal and regulatory factors unrelated to our performance; and

•	the realization of any risks described under this “Risk Factors” section.

The stock markets in general have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock. Securities class action litigation has often been instituted against companies following periods of volatility in the overall market and in the market price of a company’s securities. Such litigation, if instituted against us, could result in substantial costs, divert our management’s attention and resources and harm our business, operating results and financial condition.

Our amended and restated certificate of incorporation and amended and restated bylaws, as well as Delaware law, contain provisions that could discourage acquisition bids or merger proposals, which may adversely affect the market price of our common stock.

Our amended and restated certificate of incorporation will authorize the Board to issue preferred stock without stockholder approval. If the Board elects to issue preferred stock, it could be more difficult for a third party to acquire us. In addition, some provisions of our amended and restated certificate of incorporation and amended and restated bylaws could make it more difficult for a third party to acquire control of us, even if the change of control would be beneficial to our stockholders, including:

•	providing that directors may only be removed upon the affirmative vote of the holders of at least 66 2⁄3% of the voting power of all the then-outstanding shares of voting stock of the Company with the power to vote at an election of directors;

•	providing that special meetings of our stockholders may only be called by the Board (except that PAO TMK may also call special meetings of our stockholders so long as PAO TMK beneficially owns at least 20% of the voting power of the outstanding shares of our stock);

•	establishing advance notice provisions and certain information requirements for stockholder proposals and nominations for elections to the Board to be acted upon at meetings of stockholders; and

•	providing that the Board is expressly authorized to adopt, or to alter or repeal our amended and restated bylaws.

If securities or industry analysts do not publish research reports or publish unfavorable research about our business, the price and trading volume of our common stock could decline.

The trading market for our common stock will depend in part on the research reports that securities or industry analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities and industry analysts. If no securities or industry analysts commence coverage of us the trading price for our common stock and other securities would be negatively affected. In the event we obtain securities or industry analyst coverage, if one or more of the analysts who covers us downgrades our securities, the price of our securities would likely decline. If one or more of these analysts ceases to cover us or fails to publish regular reports on us, interest in the purchase of our securities could decrease, which could cause the price of our common stock and other securities and their trading volume to decline.

Future sales of our common stock in the public market, or the perception that such sales may occur, could reduce our stock price, and any additional capital raised by us through the sale of equity or convertible securities may dilute your ownership in us.

We may sell additional shares of common stock in subsequent public offerings. We may also issue additional shares of common stock or convertible securities. After the completion of this offering, we will have outstanding                  shares of common stock. Following the completion of this offering, assuming no exercise of the underwriters’ option to purchase additional shares, PAO TMK will own                  shares of our common stock, or approximately     % of our total outstanding shares (or approximately     % of our total outstanding shares if the underwriters exercise in full their option to purchase additional shares of common stock), all of which may be sold into the market in the future after expiration of the lock-up agreements with the underwriters described in “Underwriting (Conflicts of Interest).” See “Shares Eligible for Future Sale.”

In connection with this offering, we intend to file a registration statement with the SEC on Form S-8 providing for the registration of shares of our common stock issued or reserved for issuance under our equity incentive plan. Subject to the satisfaction of vesting conditions, the expiration of lock-up agreements and the requirements of Rule 144, shares registered under the registration statement on Form S-8 will be available for resale immediately in the public market without restriction.

We cannot predict the size of future issuances of our common stock or securities convertible into common stock or the effect, if any, that future issuances and sales of shares of our common stock will have on the market price of our common stock. Sales of substantial amounts of our common stock (including shares issued in connection with an acquisition), or the perception that such sales could occur, may adversely affect prevailing market prices of our common stock.

A significant reduction by PAO TMK of its ownership interest in us could adversely affect us.

Upon the expiration or earlier waiver of the lock-up restrictions on transfers or sales of our securities following the completion of this offering, PAO TMK will not be subject to any obligation to maintain its ownership interest in us and may elect at any time thereafter to sell all or a substantial portion of or otherwise reduce its ownership interest in us. In connection with the closing of this offering, we will enter into a registration rights agreement with PAO TMK covering all of its shares of our common stock, which will provide PAO TMK with certain “demand” and “piggyback” registration rights. Please read “Certain Relationships and Related Party Transactions—Related Party Transactions—Registration Rights Agreement.” If PAO TMK sells all or a substantial portion of its ownership interest in us, it may have less incentive to assist in our success and its affiliate(s) that are expected to serve as members of the Board may resign. Such actions could adversely affect our ability to successfully implement our business strategies which could adversely affect our cash flows or results of operations.

Future offerings of debt securities and preferred stock, which would rank senior to our common stock upon liquidation, may adversely affect the market value and voting power of our common stock.

In the future, we may, from time to time, attempt to increase our capital resources by making offerings of debt or additional offerings of equity securities, including commercial paper, medium-term notes, senior or subordinated notes and classes of preferred stock. Upon liquidation, holders of our debt securities and preferred stock, if any, and lenders with respect to other borrowings will receive a distribution of our available assets prior to the holders of our common stock. Our preferred stock, which may be issued without stockholder approval, if issued, could have a preference on liquidating distributions or a preference on dividend payments that would limit amounts available for distribution to holders of our common stock. Further, the terms of one or more classes or series of preferred stock could adversely impact the voting power of our common stock. For example, we might grant holders of preferred stock the right to elect some number of our directors in all events or on the happening of specified events or the right to veto specified transactions. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, holders of our common stock bear the risk that our future offerings may reduce the market value or voting power of our common stock.

The underwriters of this offering may waive or release parties to the lock-up agreements entered into in connection with this offering, which could adversely affect the price of our common stock.

Prior to this offering, we, all of our directors, director nominees and executive officers and the selling stockholder will enter into lock-up agreements with respect to their common stock, pursuant to which they are subject to certain resale restrictions for a period of 180 days following the effectiveness date of the registration statement of which this prospectus forms a part. Merrill Lynch, Pierce, Fenner & Smith Incorporated and                                  may, at any time and without notice, release all or any portion of the common stock subject to the foregoing lock-up agreements. Please see “Underwriting (Conflicts of Interest)” for more information on these agreements. If the restrictions under the lock-up agreements are waived, then common stock will be available for sale into the public markets, which could cause the market price of our common stock to decline and impair our ability to raise capital.

We do not intend to declare dividends on shares of our common stock for at least the first two quarters following this offering, and our new revolving credit facility places certain restrictions on our ability to do so. Consequently, your only opportunity to achieve a return on your investment during this period and in any period in which we do not pay dividends is if the price of our common stock appreciates.

We do not intend to declare dividends on shares of our common stock for at least the first two quarters following this offering. Additionally, our new revolving credit facility places certain restrictions on our ability to pay cash dividends, and we may enter into new debt arrangements that also prohibit or restrict our ability to pay cash dividends. Subject to such restrictions, the Board will determine the amount and timing of stockholder dividends, if any, that we may pay in future periods. In making this determination, the Board will consider all relevant factors, including the amount of cash available for dividends, capital expenditures, covenant compliance under our new revolving credit facility and PAO TMK’s debt agreements, prohibitions or limitations with respect to dividends, applicable law, general operational requirements and other variables. We cannot predict the amount or timing of any future dividends you may receive, and if we do commence the payment of dividends after the first two quarters following this offering, we may be unable to pay, maintain or increase dividends over time. Consequently, your only opportunity to achieve a return on your investment in us during at least the first two quarters following this offering and in any period in which we do not pay dividends will be if you sell your common stock at a price greater than you paid for it. There is no guarantee that the price of our common stock that will prevail in the market will ever exceed the price that you pay in this offering. Therefore, you may not be able to realize any return on your investment in our common stock during at least the first two quarters following this offering and in any period in which we do not pay dividends.

We expect to be a controlled company within the meaning of the NYSE rules and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements.

Following the completion of this offering, PAO TMK will continue to control approximately     % of the voting power of our common stock (or     % of the voting power if the underwriters exercise in full their option to purchase additional shares of common stock). As a result, we expect to be a controlled company at the completion of this offering under the rules of the NYSE. A controlled company may elect not to comply with certain NYSE corporate governance standards, including the requirements that:

•	a majority of the Board consist of independent directors;

•	we have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•	we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	the requirement for an annual performance evaluation of the nominating and corporate governance and compensation committees be conducted.

Following this offering, we intend to take advantage of all of these exemptions. See “Management—Board of Directors and Committees.” Accordingly, you will not have the same protections that these rules are intended to provide.

We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We intend to take advantage of these reporting exemptions until we are no longer an emerging growth company, as described below. We cannot predict if investors will find our common stock less attractive because we will rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

We may remain an emerging growth company for up to five years, although we will lose that status sooner if we have more than $1.07 billion of revenues in a fiscal year, have more than $700.0 million in market value of our common stock held by non-affiliates as of any June 30 or issue more than $1.07 billion of non-convertible debt over a rolling three-year period. We could lose emerging growth company status as early as the filing of our annual report on Form 10-K with respect to our fiscal year ending December 31, 2017.

Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to take advantage of all of the applicable JOBS Act provisions, except for the exemption that allows emerging growth companies to extend the transition period for complying with new or revised financial accounting standards.

To the extent that we rely on any of the exemptions available to emerging growth companies, you will receive less information about our executive compensation and internal control over financial reporting than issuers that are not emerging growth companies. If some investors find our common stock to be less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

Our amended and restated certificate of incorporation will designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or agents.

Our amended and restated certificate of incorporation will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or stockholders to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law (the “DGCL”), our amended and restated certificate of incorporation or amended and restated bylaws, or (iv) any action asserting a claim against us that is governed by the internal affairs doctrine, in each such case subject to such Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein. Any person or entity purchasing or otherwise acquiring or holding any interest in shares of our capital stock will be deemed to have notice of, and consented to, the provisions of our amended and restated certificate of incorporation described in the preceding sentence. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, employees or agents, which may discourage such lawsuits against us and such persons. Alternatively, if a court were to find these provisions of our amended and restated certificate of incorporation inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

Investors in this offering will experience immediate and substantial dilution of $    per share.

Based on an assumed initial public offering price of $     per share (the midpoint of the price range set forth on the cover of this prospectus), purchasers of our common stock in this offering will experience an immediate and substantial dilution of $         per share in the net tangible book value per share of common stock from the initial public offering price. This dilution is due in large part to earlier investors having paid substantially less than the initial public offering price when they purchased their shares. See “Dilution.”

USE OF PROCEEDS

Our net proceeds from the sale of             shares of common stock in this offering are estimated to be $             million (or $             million if the underwriters exercise in full their option to purchase additional shares), after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds from this offering to repay a portion of the outstanding indebtedness under our new revolving credit facility and retain the remainder of the net proceeds for general corporate purposes. We will not receive any proceeds from the sale of shares of our common stock by the selling stockholder. We will pay all expenses related to this offering, other than underwriting discounts and commissions related to the shares sold by the selling stockholder.

As of                     , 2017, we had $82.1 million of outstanding borrowings under our new revolving credit facility. Our new revolving credit facility matures on December 7, 2022 and borrowings thereunder bear interest at a rate of (i) JPMorgan Chase Bank, N.A.’s, or JPMCB, prime rate, which was 4.5% as of December 2017 and may be adjusted by JPMCB from time to time, plus a margin ranging from 0.00% to 0.25%, and/or (ii) the one, two, three or six month LIBOR rate plus a margin ranging from 1.75% to 2.25%. The outstanding borrowings were incurred to repay $80.9 million of outstanding borrowings under the PAO TMK Term Loan. We expect to use the remainder of the borrowings for general corporate purposes.

A $1.00 change in the assumed initial public offering price of $             per share would cause the net proceeds from this offering, after deducting the underwriting discounts and commissions and estimated offering expenses, received by us to change by $             million, assuming no change to the number of shares offered by us, as set forth on the cover page of this prospectus. If the proceeds increase for any reason, we would use the additional net proceeds for other general corporate purposes. If the proceeds decrease for any reason, then we expect that we would retain less net proceeds for general corporate purposes.

An affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated is a lender under our new revolving credit facility. The net proceeds from this offering will be used to repay borrowings under our new revolving credit facility. As a result, more than 5% of the net proceeds from this offering will be paid to an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated. Therefore, this offering is being made in compliance with FINRA Rule 5121. As a result of this conflict of interest,                              has agreed to act as the qualified independent underwriter with respect to this offering. See the section entitled “Underwriting (Conflicts of Interest).”

STOCK SPLIT

We will effect a                for                      stock split immediately prior to and contingent upon the completion of this offering. Given that prior to this offering, PAO TMK is our sole stockholder, its ownership interest in us will not be affected by the Stock Split. Unless otherwise indicated, and other than the consolidated financial statements and the related notes included elsewhere in this prospectus, the number of shares of our company presented in this prospectus is adjusted to reflect the Stock Split.

DIVIDEND POLICY

Subject to applicable law, we currently expect that we will commence paying cash dividends to the holders of our common stock in the future. Any declaration and payment of future dividends to holders of our common stock, including the amounts thereof, will be at the discretion of the Board and will depend on many factors, including the amount of cash available for dividends, capital expenditures, covenant compliance, prohibitions or limitations with respect to paying dividends, applicable law, general operational requirements and other variables. Our new revolving credit facility places certain restrictions on our ability to pay cash dividends. Therefore, there can be no assurance that we will pay any dividends to holders of our common stock or as to the amount of any such dividends. Notwithstanding the foregoing, based on current estimates, we do not expect that we will declare or pay a cash dividend for at least the first two quarters following this offering.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of September 30, 2017:

•	on a historical basis; and

•	on an as adjusted basis to reflect the Stock Split and the sale of shares of our common stock by us and the selling stockholder in this offering at an assumed initial offering price of $ per share, which is the midpoint of the range set forth on the cover this prospectus, and the application of the net proceeds from this offering as described under “Use of Proceeds.”

This table is derived from, should be read together with and is qualified in its entirety by reference to the historical consolidated financial statements and the accompanying notes. You should also read this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of September 30, 2017
	Historical	As Adjusted
	(unaudited)
	(amounts in thousands, except per share data)
Cash and cash equivalents	$10,199	$

Long-term debt:
PAO TMK Term Loan	$79,964	$
New Revolving Credit Facility	—

Stockholders’ equity:
Preferred stock ($0.01 par value; no shares authorized, no shares issued and outstanding, as adjusted)(1)	—
Common stock ($0.01 par value; 19,000 shares authorized, 17,180 shares issued and outstanding, actual historical; and shares authorized, shares issued and outstanding, as adjusted)(1)	0.172
Additional paid-in capital	1,311,708
Accumulated other comprehensive loss	(2,069)
Retained deficit	(803,407)
Total stockholders’ equity	$506,232

Total Capitalization	$586,196

(1)	Historical share information does not give effect to the consummation of the Stock Split to be effected immediately prior to and contingent upon the closing of this offering. As adjusted share information gives effect to the consummation of the Stock Split.

DILUTION

Purchasers of our common stock in this offering will experience immediate and substantial dilution in the net tangible book value per share of our common stock for accounting purposes. Our net tangible book value as of September 30, 2017 after giving effect to the Stock Split was approximately $        million, or $        per share.

Pro forma net tangible book value per share is determined by dividing our net tangible book value, or total tangible assets less total liabilities, by our shares of common stock that will be outstanding immediately prior to the closing of this offering after giving effect to the Stock Split. Assuming an initial public offering price of $        (which is the midpoint of the price range set forth on the cover page of this prospectus), after giving effect to the sale of the shares in this offering and further assuming the receipt of the estimated net proceeds (after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us), our adjusted pro forma net tangible book value as of September 30, 2017 would have been approximately $        million, or $        per share. This represents an immediate increase in the net tangible book value of $        per share to our existing stockholders and an immediate dilution to new investors purchasing shares in this offering of $        per share, resulting from the difference between the offering price and the pro forma as adjusted net tangible book value after this offering. The following table illustrates the per share dilution to new investors purchasing shares in this offering:

Assumed initial public offering price per share		$

Pro forma net tangible book value per share as of September 30, 2017 after giving effect to the Stock Split	$

Increase per share attributable to new investors in this offering
As adjusted pro forma net tangible book value per share (after giving effect to this offering)
Dilution in pro forma net tangible book value per share to new investors in this offering		$

A $1.00 increase (decrease) in the assumed initial public offering price of $        per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) our as adjusted pro forma net tangible book value per share after the offering by $        million and increase (decrease) the dilution to new investors in this offering by $        per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The above discussion and table below are based on the number of shares outstanding as of the date of this prospectus and exclude an additional                  shares of common stock reserved for future issuance under our 2018 Incentive Award Plan, or the 2018 Plan, as described in “Executive and Director Compensation—Narrative to Summary Compensation Table—Our Incentive Award Plan.”

The following table summarizes, on an adjusted pro forma basis as of September 30, 2017, the total number of shares of common stock owned by existing stockholders and to be owned by new investors, the total consideration paid and the average price per share paid by our existing stockholders and to be paid by new investors in this offering at $        , the midpoint of the price range set forth on the cover page of this prospectus, calculated before deduction of estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders(1)			%	$		%	$
New investors in this offering(2)

Total		100%		$	100%		$

(1)	The number of shares disclosed for the existing stockholders includes shares being sold by the selling stockholder in this offering.
(2)	The number of shares disclosed for the new investors does not include the shares being purchased by the new investors from the selling stockholder in this offering.

If the underwriters exercise in full their option to purchase                  additional shares, the number of shares held by new investors will increase to                 , or approximately     % of our outstanding shares of common stock.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following table presents selected historical consolidated financial data of IPSCO Tubulars Inc. as of the dates and for each of the periods indicated. The selected historical consolidated financial data as of and for the years ended December 31, 2016 and 2015 are derived from the audited historical consolidated financial statements of IPSCO Tubulars Inc. appearing elsewhere in this prospectus. The selected historical consolidated financial data as of and for the nine months ended September 30, 2017 and 2016 are derived from the unaudited historical consolidated financial statements of IPSCO Tubulars Inc. appearing elsewhere in this prospectus. Historical results for the years ended December 31, 2016 and 2015 and the nine months ended September 30, 2017 and 2016 are not necessarily indicative of results that may be expected for any future periods.

The selected historical consolidated data presented below should be read in conjunction with “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical consolidated financial statements and the related notes and other financial data of IPSCO Tubulars Inc. included elsewhere in this prospectus.

	For the Nine Months Ended September 30,		For the Year Ended December 31,
	2017	2016	2016	2015
	(unaudited)
(amounts in thousands, except shares, per share amounts and percentages)
Statement of Operations Data:
Total revenue	$730,423	$324,216	$470,319	$950,786
Operating expenses:
Cost of sales	635,701	385,232	539,511	967,605
Selling and distribution expenses	15,393	24,583	30,552	42,329
General and administrative expenses	36,585	32,669	41,748	55,049
Research and development expense	7,180	7,247	9,092	11,436
Loss on disposal of property, plant and equipment	4,750	330	962	4,943
Impairment of intangible assets	—	—	—	10,433

Income (loss) from operations	$30,814	$(125,845)	$(151,546)	$(141,010)

Other income (expense):
Finance expense, net	(10,726)	(21,006)	(29,071)	(23,544)
Foreign exchange loss, net	(101)	(31)	(38)	(1,927)
Other income (expense), net	3,903	(818)	331	(1,200)

Total other expense	(6,924)	(21,855)	(28,778)	(26,671)

Income (loss) before taxes	23,890	(147,701)	(180,324)	(167,680)
Income tax (expense) benefit	(641)	(2,307)	2,864	18,710

Net income (loss)	$23,250	$(150,007)	$(177,459)	$(148,971)

Per share information(1):
Earnings (loss) per share:
Basic	$1,525	$(14,852)	$(17,570)	$(14,750)
Diluted	$1,525	$(14,852)	$(17,570)	$(14,750)
Weighted average common shares outstanding:
Basic	15,244	10,100	10,100	10,100
Diluted	15,244	10,100	10,100	10,100
Cash Flows Statement Data:
Net cash provided by (used in) operating activities	$3,748	$(80,364)	$(51,933)	$104,295
Net cash provided by (used in) investing activities	$(2,464)	$(7,121)	$(24,885)	$(30,089)
Net cash provided by (used in) financing activities	$(12,460)	$98,470	$98,094	$(74,180)
Other Financial Data:
Adjusted EBITDA(2)	$61,697	$(57,549)	$(66,357)	$(7,051)
Adjusted EBITDA Margin(2)	8.4%	(17.8)%	(14.1)%	(0.7)%
Balance Sheet Data (at period end):
Cash and cash equivalents	$10,199		$21,472	$208
Total current assets (excluding cash and cash equivalents)	431,807		304,432	362,119
Property, plant and equipment, net	386,263		402,129	440,917
Other non-current assets	19,152		29,965	41,453

Total assets	847,421		757,998	844,697

Total current liabilities	254,159		289,710	317,409
Total noncurrent liabilities	87,029		285,832	167,578
Total stockholders’ equity	506,232		182,456	359,710

Total liabilities and stockholders’ equity	847,421		757,998	844,697

(1)	Historical per share information does not give effect to the consummation of the Stock Split to be effected immediately prior to and contingent upon the closing of this offering.
(2)	For the definition of the non-GAAP financial measures of Adjusted EBITDA and Adjusted EBITDA Margin and reconciliation of Adjusted EBITDA and Adjusted EBITDA Margin to our most directly comparable financial measure calculated in accordance with GAAP, please read “Summary—Summary Historical Financial Data—Non-GAAP Financial Measures.”

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our audited financial statements for the years ended December 31, 2016 and 2015 and our unaudited financial statements for the nine month periods ended September 30, 2017 and 2016 and the related notes appearing at the end of this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. You should read the “Forward-Looking Statements” and “Risk Factors” sections of this prospectus for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Basis of Presentation

Unless the context otherwise requires, references in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations” to “IPSCO Tubulars Inc.,” “the Company,” “our company,” “we,” “our” and “us,” or like terms, refer to IPSCO Tubulars Inc. and its subsidiaries.

Overview

We are a leading, growth-oriented producer and supplier of seamless and welded OCTG with a proprietary suite of premium and semi-premium connections. As a vertically integrated producer of seamless pipe and an efficient operator of our steel pipe production, heat treating and threading facilities, we are able to efficiently meet customer demand and exercise control over our cost structure. The primary end market for our products is onshore E&P operators in the United States and Canada, who purchase our products directly from us or through our distributors. Our E&P end-users operate in geographic locations with environments that require casing and tubing materials capable of meeting exacting standards for temperature, pressure, corrosion, torque resistance and abrasion. Through our comprehensive and technologically advanced portfolio of OCTG, we are able to serve as a single-source supplier for our E&P end-users and respond to a rapidly increasing per-well demand for OCTG. Our OCTG are available with the end-user’s choice of our 26 market-leading proprietary connections as well as multiple connections that meet or exceed API standards. We also produce line pipe for the transport of crude oil, natural gas and natural gas liquids from producing fields to processing plants and refineries and for the transport of refined products, as well as standard, structural and industrial pipe for the agricultural, commercial construction and automotive industries.

Our Assets and Operations

Our operations benefit from our broad, strategically positioned geographic footprint, which supports our ability to supply seamless and welded OCTG to the most active major oil and gas basins in the United States and Canada. We own and operate 11 production facilities in the United States and Canada that produce a wide range of OCTG in various sizes and grades and together offer approximately 1.5 million tons of annual steel pipe production capacity, approximately 1.5 million tons of annual threading capacity and 664,000 tons of annual heat treating capacity. We have finishing facilities in close proximity to our end-users’ E&P operations, which allows us to provide our customers with customized technical solutions and to synchronize our production and logistics with evolving demands. We also import seamless OCTG and line pipe in sizes that we do not produce domestically from the TMK Group.

In addition to our existing portfolio of OCTG, we continue to develop new products and technologies to fulfill the E&P industry’s evolving needs and introduce innovative solutions for our customers. We own and operate a highly advanced research and development facility in Houston, where we develop new metallurgies and tubular connections that are designed to work in the most challenging environments and allow our end-users to drill for hydrocarbons in geologies that were previously inaccessible. We hold a number of mature patents, including patents relating to the thread designs and other aspects of our premium connections. We continue to grow our patent portfolio and have filed patent applications primarily relating to highly engineered features of our premium connections technology in more than 30 different patent jurisdictions. Through licensing agreements with affiliated companies in the TMK Group, we can provide additional technologies and products to our customers.

Overall Trends and Outlook

Demand for OCTG generally correlates with the prices of crude oil and natural gas and the number of active drilling rigs in the market. The oil and gas industry has traditionally been volatile and is influenced by a combination of long-term, short-term and cyclical trends, including domestic and international supply and demand for oil and gas, current and expected future prices for oil and gas and the perceived sustainability of those prices and capital investments of E&P operators toward their development and production of oil and gas reserves. The oil and gas industry is also impacted by general domestic and international economic conditions, political instability in oil producing countries, government regulations (both in the United States and internationally), levels of consumer demand, adverse weather conditions and other factors that are beyond manufacturers’ control. Declines, sustained weakness and volatility in commodity prices over the course of 2014 through 2016, and the consequent reduction in capital expenditures by E&P operators on drilling and production activity, adversely affected the demand for OCTG. However, average crude oil prices during the first nine months of 2017 have been substantially higher relative to the low commodity prices experienced in the first quarter of 2016. As a result, drilling and completion activity increased, which resulted in improved operational and financial performance of oil and gas producers.

Capital spending on OCTG and line pipe used in oil and natural gas exploration, drilling and production activities is driven to a large degree by the prevailing prices for oil and natural gas and the perceived stability and sustainability of those prices. As the price of oil and natural gas declined substantially in 2014 through the first half of 2016, E&P operators reduced their capital expenditures on drilling and production activity, which in turn reduced demand for our OCTG and line pipe and adversely affected our results of operations. During this period, we faced significant pricing pressure on our products and we, like many of our competitors, idled certain of our facilities and decreased the size of our workforce in response to the decreased demand and prices for our products.

WTI crude oil prices have nearly doubled since their first quarter of 2016 lows, reaching a closing price of $57.30 per barrel on December 15, 2017. The price for natural gas has also increased, with a Henry Hub spot market price of $2.62 per MMBtu as of December 15, 2017. E&P operators in the United States have responded to the improvement in crude oil and natural gas prices by increasing drilling and completion activity levels and future capital spending levels. The number of active drilling rigs in the United States increased 130% from a low of 404 rigs as of May 27, 2016 to 930 rigs as of December 15, 2017, according to Baker Hughes. As a result of this accelerated increase in activity, we have experienced increased demand for our products during this period.

How We Generate Revenue

We generate revenue primarily by selling seamless and welded OCTG to distributors and end-users at prevailing market prices. We have long-term relationships with distributors serving E&P operators in the most active major oil and natural gas basins in the United States and Canada, and currently sell our OCTG through approximately 39 distributors. Most of our OCTG customers are not the ultimate end-users of our OCTG. Instead, overall market demand comes from the activity of E&P operators, who purchase the OCTG from the distributors. Our technical sales team works closely with the E&P operators to demonstrate the value proposition of our products in order to stimulate market demand from the end-users of our products.

We also generate revenue by selling seamless and welded line pipe at prevailing market prices to a combination of distributors and ultimate end-users of the line pipe, who are typically E&P or midstream companies. Additionally, we generate revenue by selling various industrial pipe and steel billets at prevailing market prices to distributors and end-users. In addition, we generate revenue through the ancillary services that we provide to our customers.

Most of our customer agreements represent framework agreements with non-exclusive distributors of our finished products. These agreements generally do not address product volumes or pricing, which are determined between the parties during the placement of the specific order. Substantially all of our revenues are generated through framework agreements and exchanged purchased orders and order acknowledgments without framework agreements.

Costs of Conducting our Business

The principal direct costs involved in operating our business are sourcing raw materials, purchasing imported pipe, direct labor costs, utility costs and freight costs for interplant transportation and imported products.

Sourcing Raw Materials. We require substantial quantities of raw materials to produce our products. The principal raw materials used in production processes include steel scrap and ferroalloys we use to produce the billets used for the production of seamless pipe and steel coils and plates for the production of welded pipe. Sourcing raw materials comprised approximately 46.3% and 28.1% of our total costs for the nine months ended September 30, 2017 and the year ended December 31, 2016, respectively. The cost structure of our vertically integrated seamless operations requires more conversion costs while our welded pipe production requires more raw materials. In response to the downturn in oil and natural gas prices and demand for our products, we idled several of our welded pipe production facilities starting in 2015 and continuing into 2016. We have resumed operations at all of the previously idled facilities, but we did not re-commence operations at many of the facilities until June 2017. As a result, the amount of welded pipe represented in our total production volumes increased, which increased the amount of raw materials we required.

Purchasing Imported Pipe. We purchase seamless OCTG and line pipe in sizes we do not produce domestically from the TMK Group. Imported pipe is sometimes fully finished and ready for sale to our customers. We also import semi-finished green OCTG that we heat treat and thread at our facilities. Purchasing imported pipe comprised approximately 11.9% and 12.8% of our total costs incurred for the nine months ended September 30, 2017 and the year ended December 31, 2016, respectively.

Direct Labor Costs. Payroll, payroll taxes and benefit expenses related to our hourly and salaried employees that are directly involved in the production of our products are included in our costs of sales. Direct labor costs represented approximately 15.3% and 20.8% of our total costs incurred for the nine months ended September 30, 2017 and the year ended December 31, 2016, respectively.

Utility Costs. Our production facilities consume significant quantities of energy. In particular, producing seamless pipe requires the use of a significant amount of electricity to melt and shape the steel. Utility costs accounted for approximately 3.7% and 5.0% of our total costs incurred for the nine months ended September 30, 2017 and the year ended December 31, 2016, respectively.

Freight Costs. We transport our steel billets and pipe between the facilities where we produce and finish our pipe. In connection with the transportation of these products, we pay freight costs to transport the products to and within the United States and Canada. Freight costs accounted for approximately 3.8% and 4.8% of our total costs incurred for the nine months ended September 30, 2017 and the year ended December 31, 2016, respectively. We also purchase steel coil, scrap and other materials and import seamless OCTG and line pipe from our affiliated companies in the TMK Group. We recognize the cost of the inbound freight in the cost of raw materials and the imported pipe.

How We Evaluate Our Operations

Our management uses a variety of financial and operating metrics to evaluate and analyze the performance of our business, including sales volume, Adjusted EBITDA and Adjusted EBITDA Margin.

Sales Volume

Sales volume is the total volume of products, including the product mix between OCTG, line pipe and industrial materials, measured in tons over a particular time period, that we have sold to our customers. We view sales volume as an important measure of our ability to effectively utilize our assets. Higher sales volume improves profitability through the spreading of fixed costs over greater volumes.

Adjusted EBITDA and Adjusted EBITDA Margin

We define Adjusted EBITDA as our net income, before finance costs and finance income, income tax expense and benefits, depreciation and amortization, foreign exchange gains and losses, impairment charges of non-current assets, movements in allowances and provisions (except for provisions for bonuses), gains and losses on disposal of property, plant and equipment, gains and losses on changes in fair value of financial instruments and other non-cash, non-recurring and unusual items. We calculate movements in allowances and provisions as the difference between the open balance and closing balance of the aggregate of net realizable value allowance for inventory, provision for bad debt accounts, provision for unused vacations, pension provision, provision for legal contingencies, environmental reserves, provision for medical and workers’ compensation claims and salary continuation provision for the relevant period. We believe this adjustment is appropriate in determining Adjusted EBITDA because it allows our management team and other users of our financial statements to better assess the fundamental operating performance of our business by removing the effects on net income (loss) of provisions that are uncertain in time and/or amount and that are outside the control of our management team. Adjusted EBITDA Margin reflects our Adjusted EBITDA as a percentage of our revenues. We use Adjusted EBITDA and Adjusted EBITDA Margin as key metrics in evaluating the business’s performance and, in particular, the overall production and operating effectiveness and efficiency of our production facilities.

Note Regarding Non-GAAP Financial Measures

Adjusted EBITDA and Adjusted EBITDA Margin are not financial measures presented in accordance with GAAP. We believe that the presentation of Adjusted EBITDA and Adjusted EBITDA Margin will provide useful information to investors in assessing our financial condition and results of operations. Adjusted EBITDA and Adjusted EBITDA Margin should not be considered as alternatives to net income, the most directly comparable GAAP financial measure. Adjusted EBITDA and Adjusted EBITDA Margin have important limitations as an analytical tool because they exclude some but not all items that affect the most directly comparable GAAP financial measure. You should not consider Adjusted EBITDA and Adjusted EBITDA Margin in isolation or as a substitute for an analysis of our results as reported under GAAP. Because Adjusted EBITDA and Adjusted EBITDA Margin may be defined differently by other companies in our industry, our definitions of Adjusted EBITDA and Adjusted EBITDA Margin may not be comparable to similarly titled measures of other companies, thereby diminishing their utility. Please read “Summary—Summary Historical Financial Data—Non-GAAP Financial Measures.”

Factors Affecting the Comparability of Our Financial Results

Our future results of operations may not be comparable to our historical results of operations for the reasons described below:

In response to the downturn in oil and natural gas prices and demand for our products, we idled several of our production facilities starting in 2015 and continuing into 2016. We have resumed operations at all of the previously idled facilities, but we did not re-commence operations at many of the facilities until June 2017. As a result, we expect sales volumes, revenues, and operating costs in the second half of 2017 to be higher than in our results of operations for 2015 and 2016.

We will incur additional operating expenses as a publicly traded corporation. We expect we will incur approximately $                million annually in additional operating expenses as a publicly traded corporation that we have not previously incurred, including costs associated with compliance under the Exchange Act, annual and quarterly reports to stockholders, registrar and transfer agent fees, audit fees, incremental director and officer liability insurance costs and director and officer compensation. We additionally expect to incur $                million in non-recurring costs related to our transition to a publicly traded corporation. These incremental expenses exclude the costs of this offering, as well as the costs associated with the initial implementation of our Sarbanes-Oxley Section 404 internal control reviews and testing.

Results of Operations

The following historical consolidated statement of income data for the nine months ended September 30, 2017 and 2016 and the years ended December 31, 2016 and 2015 has been derived from our unaudited historical consolidated financial statements and our audited historical consolidated financial statements, respectively, included elsewhere in this prospectus.

	For the Nine Months Ended September 30,		For the Year Ended December 31,
(in thousands, except percentages)	2017	2016	2016	2015
	(unaudited)
Total revenue	$730,423	$324,216	$470,319	$950,786
Cost of sales	635,701	385,232	539,511	967,605
Gross profit (loss)	94,722	(61,017)	(69,192)	(16,820)
Sales, general and administrative expense	(51,977)	(57,252)	(72,300)	(97,378)
Research and development expense	(7,180)	(7,247)	(9,092)	(11,436)
Loss on disposal of property and equipment	(4,750)	(330)	(962)	(4,943)
Other income (expense), net	3,903	(818)	331	(1,200)
Foreign exchange loss, net	(101)	(31)	(38)	(1,927)
Finance expense, net	(10,726)	(21,006)	(29,071)	(23,544)
Impairment of intangible assets	—	—	—	(10,433)
Income tax (expense) benefit	(641)	(2,307)	2,864	18,710
Net income (loss)	23,250	(150,007)	(177,459)	(148,971)
Adjusted EBITDA(1)	61,697	(57,549)	(66,357)	(7,051)
Adjusted EBITDA Margin(1)	8.4%	(17.8)%	(14.1)%	(0.7)%

(1)	For definitions of the non-GAAP financial measures of Adjusted EBITDA and Adjusted EBITDA Margin and reconciliations from our most directly comparable financial measures calculated in accordance with GAAP, please read “Summary—Summary Historical Financial Data—Non-GAAP Financial Measures.

Nine Months Ended September 30, 2017 Compared to Nine Months Ended September 30, 2016

Revenue. Revenue increased by $406.2 million, or 125%, to $730.4 million for the nine months ended September 30, 2017 from $324.2 million for the nine months ended September 30, 2016. 69.1% and 9.6% of the increase, or $280.8 million and $39.1 million, respectively, was attributable to an increase in OCTG and line pipe sales volume, respectively, while 15.7% and 5.0% of the increase, or $63.7 million and $20.4 million was attributable to an increase in the average prices of OCTG and line pipe, respectively. Both of the increases in sales volume and prices were driven by an increase in demand for OCTG and line pipe as a result of E&P operators increasing their capital expenditures on drilling and production activity following a recovery in oil and natural gas prices. Increased consumption of OCTG and line pipe products are a result of increased drilling activity and longer lateral lengths used in the exploration and production of oil by E&P operators. The remaining 0.6% of the increase, or $2.3 million, was driven by increases in sales pricing of industrial pipe offset by slightly lower volumes and other services.

Cost of Sales. Cost of sales increased by $250.5 million, or 65%, to $635.7 million for the nine months ended September 30, 2017 from $385.2 million for the nine months ended September 30, 2016. Higher sales volume of OCTG and line pipe increased cost of sales by $319.6 million and $54.0 million, respectively, while a decrease in production costs per ton as a result of higher fixed cost absorption and lower purchase prices for steel coil and pipe imported from our affiliated companies in the TMK Group decreased cost of sales by $80.6 million for OCTG and $13.1 million for line pipe. The remaining $29.5 million decrease during the nine months ended September 30, 2017 was primarily due to the impact of net realizable value allowance accrued in prior periods resulting in a decrease in cost of sales during the nine months ended September 30, 2017 as compared to expenses related to that net realizable value allowance during the nine months ended September 30, 2016. The cost of OCTG and line pipe inventory as of September 30, 2016 was higher than the market value of the pipe at that time, as the cost of production reflected historical costs incurred and high fixed cost absorption. The cost of production of the inventory as of September 30, 2017 was lower, while the market sales prices increased as the result of increasing demand. Beginning September 2015, in response to the downturn in oil and natural gas prices and demand for our products, we idled several of our production facilities starting. As of September 30, 2017, we have restarted all of our idled facilities.

Gross profit. Gross profit increased by $155.7 million to $94.7 million for the nine months ended September 30, 2017 from a loss of $61.0 million for the nine months ended September 30, 2016. The increase in gross profit was primarily attributed to improved pricing of our products. Higher prices for OCTG and line pipe increased our gross profit by $63.7 million and $20.4 million, respectively, while lower costs increased our gross profit by $69.4 million.

Gross profit as a percentage of revenue. Gross profit as a percentage of revenue increased to 13% for the nine months ended September 30, 2017 from (19%) for the nine months ended September 30, 2016. The increase in gross profit as a percentage of revenue was primarily attributable to improved prices, lower costs of production and lower purchase prices for imported pipe.

Sales, general and administrative expense. Sales, general and administrative expense, or SG&A, decreased by $5.3 million, or 9.2%, to $52.0 million for the nine months ended September 30, 2017 from $57.3 million for the nine months ended September 30, 2016. The decrease was primarily attributable to decreases in amortization expense of our customer relationships to $7.6 million for the nine months ended September 30, 2017 from $16.4 million for the nine months ended September 30, 2016 and recovery of $0.6 million from our bad debt provision during the nine months ended September 30, 2017 as compared to an expense of $3.1 million during the nine months ended September 30, 2016. SG&A expense as a percentage of total revenues decreased to 7.1% for the nine months ended September 30, 2017 from 17.7% for the nine months ended September 30, 2016.

Research and development expense. Research and development expense remained primarily unchanged at $7.2 million for the nine months ended September 30, 2017 and for the nine months ended September 30, 2016.

Loss on disposal of property and equipment. Loss on disposal of property and equipment increased by $4.5 million to $4.8 million for the nine months ended September 30, 2017 from $0.3 million for the nine months ended September 30, 2016 as a result of an increase in repair and maintenance of our equipment, including replacement of long lived components of the equipment due to the increased level of our production.

Other income, net of expense. Other income, net of expense, increased by $4.7 million to $3.9 million for the nine months ended September 30, 2017 from $(0.8) million for the nine months ended September 30, 2016 as a result of income received from the settlement of a dispute with an equipment supplier.

Foreign exchange loss, net. Foreign exchange losses were not material during the nine months ended September 30, 2017 and nine months ended September 30, 2016 primarily because our Canadian and other foreign sales volume were not a significant portion of our overall sales volume.

Finance expense, net. Finance expense decreased by $10.3 million, or 49%, to $10.7 million for the nine months ended September 30, 2017 from $21.0 million for the nine months ended September 30, 2016 as a result of the repayment of $310.4 million in outstanding borrowings from PAO TMK and its subsidiary.

Income Tax Expense. Income tax expense decreased by $1.7 million to $0.6 million for the nine months ended September 30, 2017 from $2.3 million for the nine months ended September 30, 2016. The effective tax rate increased from (1.6%) to 2.7% over the same period. Our effective tax rate for the nine months ended September 30, 2017 was significantly lower than the statutory rate as the result of the decrease of the valuation allowance recognized as of December 31, 2016. During the nine months ended September 30, 2016, we continued to establish valuation allowance on net deferred tax assets, which resulted in a lower effective tax rate than the statutory rate.

Adjusted EBITDA. Adjusted EBITDA increased by $119.2 million to $61.7 million for the nine months ended September 30, 2017 from ($57.5) million for the nine months ended September 30, 2016. The increase was primarily attributable to increased sales volume, increased prices and improved fixed cost absorption as described above.

Year Ended December 31, 2016 Compared to Year ended December 31, 2015

Revenue. Revenue decreased by $480.5 million, or 50.5%, to $470.3 million for the year ended December 31, 2016 from $950.8 million for the year ended December 31, 2015. 42.4% and 2.8% of the decrease, or $203.8 million and $13.6 million, was attributable to a decrease in the average prices of OCTG and line pipe, respectively, while 40.0% and 2.6% of the decrease, or $192.4 million and $12.4 million, was attributable to a decrease in OCTG and line pipe sales volume, respectively. Demand for OCTG is generally correlated to the market prices of crude oil and natural gas and the number of active drilling rigs in the market. As the number of active drilling rigs in the U.S. decreased in 2016 for the second year in a row, OCTG shipments into the U.S. market similarly decreased. According to Preston Pipe, OCTG inventory levels in the U.S. and Canada have historically ranged from four to six months of demand. Inventory levels, however, reached a peak in late 2015 and the first half of 2016 when they exceeded ten months of demand. As a result, prices for OCTG significantly decreased in 2016 as compared to prior years. The trends are similar with respect to the prices of and demand for line pipe. Both of the decreases in sales volume and prices of line pipe and OCTG were driven by a sharp contraction in demand for OCTG and line pipe as a result of E&P operators reducing capital expenditures on drilling and production activity following a decline in oil and natural gas prices and significant pricing pressure from our customers. The remaining 12.1% of the decrease, or $58.3 million, was driven by a decrease in sales volumes and pricing of industrial pipe and other products and services.

Cost of Sales. Cost of sales decreased by $428.1 million, or 44.2%, to $539.5 million for the year ended December 31, 2016 from $967.6 million for the year ended December 31, 2015. $119.1 million and $13.9 million of the decrease was driven by a decrease in sales volume of OCTG and line pipe, respectively, while $117.1 million and $8.0 million of the decrease was driven by a reduction in the cost per ton sold of OCTG and line pipe, respectively, as a result of reductions in prices for raw materials. $90 million of the decrease was driven by a reduction in the sales volumes of industrial pipe and other products, as well as a reduction of expenses related to the net realizable value allowance of our inventory and the idling of certain of our facilities during the year ended December 31, 2016, which reduced our costs by $21.3 million as compared to the year ended December 31, 2015.

Gross loss. Gross loss increased by $52.4 million to $69.2 million for the year ended December 31, 2016 from $16.8 million for the year ended December 31, 2015. Decreases in the prices of OCTG and line pipe negatively impacted our gross profit by $203.8 million and $13.6 million, respectively. Decreases in the aggregate volume of OCTG and line pipe helped to offset the negative impact on our gross profit by $6.7 million and $1.4 million for the years ended December 31, 2016 and 2015, respectively. Reduction of costs per ton for OCTG and line pipe also helped to offset the negative impact of lower prices on our gross profit by $117.1 million and $8.0 million, respectively. We were unable to fully offset the increase in gross loss due to significant price pressure on our products as a result of decreased demand for OCTG and line pipe during the year ended December 31, 2016. The impact of net realizable value allowance accrued during the year ended December 31, 2016 was $28.5 million. The costs of inventory of OCTG and line pipe as of December 31, 2015 and December 31, 2016 were higher than the market value of the pipe at that time. While the most significant reduction in market prices for our products took place in 2015, prices continued to decline during the year ended December 31, 2016, though at a slower pace than during the previous year. As a result, the cost associated with our net realizable value allowance decreased to $13.0 million during year ended December 31, 2016 from $41.5 million during the year ended December 31, 2015. The idling of certain of our facilities reduced our costs by $21.3 million for the year ended December 31, 2016 as compared to the year ended December 31, 2015.

Gross profit as a percentage of revenue. Gross profit as a percentage of revenue decreased to (15%) for the year ended December 31, 2016 from (2%) for the year ended December 31, 2015. The decrease was primarily attributable to lower prices of our products and lower volumes sold not being fully offset by our reductions in cost.

Sales, general and administrative expense. SG&A expense decreased by 25.8%, or $25.1 million, to $72.3 million for the year ended December 31, 2016 from $97.4 million for the year ended December 31, 2015. Through a reorganization of our operations to require fewer personnel, we were able to reduce the compensation expenses included in SG&A by $14.2 million. Lower amortization accounted for an additional $6.4 million of the decrease. Due to a greater decrease in revenues than the decrease in these expenses, however, SG&A as a percentage of total revenues increased to 15.4% for the year ended December 31, 2016 from 10.2% for the year ended December 31, 2015.

Research and development expense. Research and development expense decreased by $2.3 million, or 20.2%, to $9.1 million for the year ended December 31, 2016 from $11.4 million for the year ended December 31, 2015. The decrease in research and development expense was primarily attributable to reductions in compensation expenses as a result of the decreases in our R&D personnel, costs of professional services and depreciation.

Loss on disposal of property and equipment. Loss on disposal of property and equipment decreased by $3.9 million to $1.0 million for the year ended December 31, 2016 from $4.9 million for the year ended December 31, 2015 as the result of a decrease in the retirement of and repair and maintenance of our equipment, including the replacement of the long lived components of the equipment due to an increased level of production.

Other income, net of expense. Other income, net of expense, increased by $1.5 million to $0.3 million from $(1.2) million for the year ended December 31, 2015 due to receipt in 2016 of proceeds from a settlement with our insurance provider for certain legal fees incurred in prior years.

Foreign exchange loss, net. Foreign exchange losses decreased to a de minimus amount for the year ended December 31, 2016 from $1.9 million for the year ended December 31, 2015. During 2015, the Canadian Dollar, or CAD, depreciated significantly against the United States Dollar and stayed relatively stable during 2016, while our amount of accounts receivable denominated in CAD declined following a reduction in sales to Canada.

Finance expense, net. Finance expense increased by $5.6 million, or 23.8%, to $29.1 million for the year ended December 31, 2016 from $23.5 million for the year ended December 31, 2015 as a result of an increase in outstanding borrowings from PAO TMK and the repayment of the $270,000,000 credit facility that we entered into in 2011, or our former credit facility, and a subsequent increase in the weighted average interest rate.

Impairment of Intangible Assets. We have performed an impairment analysis of our long-lived assets, including our trademarks, as of December 31, 2016 and December 31, 2015. As a result of the December 2015 analysis, we determined that the estimated fair value of trademarks exceeded its carrying value, resulting in an impairment charge of $10.4 million. No impairments were identified as a result of the December 2016 analysis.

Income Tax Benefit. Income tax benefit decreased by $15.8 million, or 84.5%, to $2.9 million for the year ended December 31, 2016 from $18.7 million for the year ended December 31, 2015. The effective tax rate declined from 11.2% to 1.6% over the same period as the result of an increase in valuation allowance from $41.3 million to $56.6 million while pre-tax loss increased from $167.7 million to $180.3 million.

Adjusted EBITDA. Adjusted EBITDA losses increased by $59.3 million, or 835.2%, to $66.4 million for the year ended December 31, 2016 from $7.1 million for the year ended December 31, 2015. The increase in losses was primarily attributable to the decline in revenues due to the substantial declines in sales volume and prices of goods sold. The decline in revenues was not fully offset by the decrease in cost of production of pipe and the reduction in SG&A and other costs and expenses, net of depreciation and amortization, movements in allowances and provisions (except for provisions for bonuses) and other elements excluded in the calculation of Adjusted EBITDA.

Liquidity and Capital Resources

During 2016 and the nine months ended September 30, 2017, our primary sources of liquidity were cash flows from our operations, existing cash balances and intercompany borrowings from our affiliated companies in the TMK Group. Our cash and cash equivalents were $10.2 million and $21.5 million as of September 30, 2017 and December 31, 2016, respectively. In March 2017, we received a capital contribution from PAO TMK, our principal stockholder, and used it to partially repay intercompany debt owed to PAO TMK and its subsidiary. Our primary uses of capital have been investing in and maintaining our property and equipment and repaying indebtedness.

We expect that our primary sources of liquidity and capital resources after the consummation of this offering will be cash flows from our operations and borrowings under our new revolving credit facility, which we entered into in December 2017. We expect that these sources of liquidity and capital resources will be sufficient to meet our liquidity needs for the next twelve months and that our primary uses of such capital will be to continue to fund our operations, support organic growth opportunities and satisfy future debt payments for the next twelve months.

We are indirectly subject to certain restrictions under PAO TMK’s debt agreements and public bonds. The covenants included in each of the debt instruments impose restrictions on, among other things, the ability of PAO TMK and its subsidiaries (including us) to incur debt unless PAO TMK satisfies various consolidated leverage ratio tests prior to incurring additional debt. Additionally, we are a guarantor under the 2018 Notes. TMK Capital expects to repay the outstanding aggregate amount of the 2018 Notes at maturity in January 2018, after which we would have no guarantee obligations under the 2018 Notes. We are included in the group of subsidiaries to which the covenants apply for purposes of determining PAO TMK’s compliance under the debt agreements and public bonds. Debt financing, however, that would otherwise be available to us may be diverted to PAO TMK and its other subsidiaries. PAO TMK, without our consent, may also enter into other agreements, or amend existing agreements, in the future that may further restrict it and its subsidiaries (including us) adversely affecting our liquidity and ability to finance our operations, capital plan and future business opportunities. Additionally, although PAO TMK’s outstanding notes contain permitted indebtedness baskets that may permit us to incur up to $200 million of debt, other restrictions contained in PAO TMK’s credit facilities may cause us to limit our borrowings to a lesser amount. Please read “Risk Factors—Risk Related to Our Business and the Pipe Industry—Certain of PAO TMK’s debt agreements contain restrictive covenants that may limit our ability to incur debt and to engage in various activities” and “Certain Relationships and Related Party Transactions—Related Party Transactions—Term Loan Facilities and Guarantees.” We do not believe these restrictions on debt incurrence will impact our ability to operate our business or fund our planned growth projects.

There can be no assurance that our operations and other capital resources will provide cash in sufficient amounts to maintain planned or future levels of capital expenditures. Furthermore, certain covenants in PAO TMK’s debt agreements impose restrictions on our ability to exceed annual capital expenditure thresholds, and we may be unable to get a waiver of these restrictions even if we request one and even if such waiver is to allow for committed capital expenditures. Future cash flows are subject to a number of variables, and are highly dependent on the level of drilling, completion, and production activity by our E&P end-users, which in turn is highly dependent on oil and gas prices. Depending upon market conditions and other factors, we may issue equity and debt securities or take other actions necessary to fund our business or meet our other obligations. We do not intend to borrow from or guarantee debt of PAO TMK or its affiliates in the future.

Cash Flows

The following table sets forth our cash flows for the periods indicated:

	Nine Months Ended September 30,		Years Ended December 31,
	2017	2016	2016	2015
	(unaudited)
	(in thousands)
Net cash provided by (used in)
Operating activities	$3,748	$(80,364)	$(51,933)	$104,295
Investing activities	(2,464)	(7,121)	(24,885)	(30,089)
Financing activities	(12,460)	98,470	98,094	(74,180)

Nine Months Ended September 30, 2017 Compared to Nine Months Ended September 30, 2016

Net Cash Provided by (Used in) Operating Activities. Net cash provided by operating activities was $3.7 million for the nine months ended September 30, 2017. Net cash used in operating activities during the nine months ended September 30, 2016 was $80.4 million. Operating earnings after giving effect to the recognition of non-cash items in the income statement generated $58.5 million for the nine months ended September 30, 2017 as compared to expenditures of $79.8 million for the nine months ended September 30, 2016. Cash used in working capital increased by $54.1 million to $54.7 million for the nine months ended September 30, 2017 as compared to the nine months ended September 30, 2016 primarily as a result of inventory growth.

Net Cash Used in Investing Activities. Net cash used in investing activities decreased by $4.6 million to $2.5 million for the nine months ended September 30, 2017 from $7.1 million for the nine months ended September 30, 2016. The decrease in net cash used in investing activities was primarily attributable to $15.0 million in repayments of related party loans during the nine months ended September 30, 2017.

Net Cash Provided by (Used in) Financing Activities. Net cash used in financing activities was $12.5 million for the nine months ended September 30, 2017. Net cash provided by financing activities was $98.5 million for the nine months ended September 30, 2016. The change in net cash is primarily attributable to the offset of the $300 million proceeds received from PAO TMK’s capital contribution to us in March 2017 by the repayment of the principal amount of our intercompany borrowings from PAO TMK and its subsidiary of $310.4 million. For the nine months ended September 30, 2016, we received $180.4 million from PAO TMK in several tranches and used these proceeds to partially repay borrowings under our former credit facility and to finance our operations.

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

Net Cash Provided by (Used in) Operating Activities. Net cash used in operating activities was $51.9 million for the year ended December 31, 2016. Net cash provided by operating activities was $104.3 million for the year ended December 31, 2015. The difference is primarily attributable to a decrease in the release of working capital during the year ended December 31, 2016 to $42.5 million from $134.9 million for the year ended December 31, 2015. The operating expenditures after giving effect to the recognition of non-cash items in the statement of operations increased $63.9 million to $94.4 million for the year ended December 31, 2016 as compared to $30.6 million of expenditures for the year ended December 31, 2015.

Net Cash Used in Investing Activities. Net cash used in investing activities decreased by $5.2 million to $24.9 million for the year ended December 31, 2016 from $30.1 million for the year ended December 31, 2015. The decrease was primarily attributable to a decrease in capital spending of $18.3 million, which was partially offset by a loan provided to a related party that is not a subsidiary of PAO TMK.

Net Cash Provided by (Used in) Financing Activities. Net cash provided by financing activities was $98.1 million for the year ended December 31, 2016. Net cash used in financing activities was $74.2 million for the year ended December 31, 2015. The difference is primarily attributable to the receipt of $180.4 million from PAO TMK in several tranches during 2016, which was used to partially repay outstanding borrowings under our former credit facility and finance our operational needs. Net cash used to repay outstanding borrowings under our former credit facility and other third party debt was $81.9 million for the year ended December 31, 2016 as compared to $73.8 million for the year ended December 31, 2015.

Working Capital

Working capital is the amount by which current assets exceed current liabilities and is a measure of our ability to pay our liabilities as they become due. Our working capital was $187.8 million, $36.2 million and $44.9 million as of September 30, 2017, December 31, 2016 and December 31, 2015, respectively.

(in thousands)	September 30, 2017	December 31, 2016	December 31, 2015
	(unaudited)
Current assets:
Cash and cash equivalents	$10,199	$21,472	$208
Trade accounts receivable, net	78,459	37,977	44,419
Related party receivables	18,927	43,875	18,968
Related party loans including interest receivable	—	15,278	740
Inventories, net	314,538	192,858	285,776
Income tax receivable	10,183	10,054	7,283
Prepaid expenses and other current assets	9,700	4,390	4,932
Total current assets	$442,006	$325,904	$362,326
Current liabilities:
Accounts payable and accrued liabilities	$164,448	$82,079	$70,955
Related party payables	46,787	51,395	90,526
Deferred revenue	33,339	12,798	18,013
Current portion of interest bearing loans, net of unamortized debt issue costs	1,139	1,668	81,547
Current portion of related party long-term debt	8,447	141,770	56,368
Total current liabilities:	$254,160	$289,710	$317,409
Total working capital	$187,846	$36,194	$44,917

Working capital increased to $187.8 million at September 30, 2017 from $36.2 million at December 31, 2016. The increase was primarily attributable to a decrease of $133.3 million in the current portion of intercompany long-term debt as the result of the repayment of outstanding borrowings using the proceeds of PAO TMK’s capital contribution to us in March 2017, a $121.7 million increase in inventory and a $40.5 million increase in accounts receivable. These increases in working capital were partially offset by a $82.4 million increase in accounts payable and accrued liabilities.

Working capital decreased to $36.1 million at December 31, 2016 from $44.9 million at December 31, 2015. The decrease was primarily attributable to a decrease in inventory to $192.9 million by $92.9 million at December 31, 2016 as compared to $285.8 million at December 31, 2015. The decrease was partially offset by a decrease in accounts payables to related parties by $39.1 million to $51.4 million at December 31, 2016 from $90.5 million at December 31, 2015, following a decrease in the amount of purchases of imported pipe. A $79.9 million decrease in the current portion of interest bearing loans from $81.5 million at December 31, 2015 to $1.7 million at December 31, 2016 as a result of the repayment of our former credit facility in August 2016 was offset by an increase of $85.4 million in the current portion of related party long-term debt from $56.4 million at December 31, 2015 to $141.8 million at December 31, 2016.

Debt Arrangements

In January 2009, we entered into a 30-month $300.0 million unsecured term loan with PAO TMK, or the PAO TMK Term Loan. The term loan was subsequently amended to revise the payment schedule and interest rate and to extend the term of loan to a maturity date of June 23, 2023. The loan provisions contain no covenants and permit early repayments though there is no right for the lender to require such early payments. In March 2017, we made a partial repayment of $158.9 million using the proceeds from issuing our shares. At September 30, 2017, and December 31, 2016, borrowings outstanding on this term loan amounted to $80.0 million and $281.6 million, respectively, and accrued interest amounted to approximately $0 and $16.9 million, respectively. In December 2017, we repaid all of the $80.9 million of outstanding borrowings under the PAO TMK Term Loan with borrowings under our new revolving credit facility. Following this repayment, the PAO TMK Term Loan was terminated. For a description of our new revolving credit facility, see “—Our New Revolving Credit Facility.”

In April 2013, we entered into a series of loan agreements with General Electric Capital Corporation, or GE Capital, to finance the acquisition of certain equipment. Borrowings mature on May 1, 2018 and bear an interest rate of 4.99%, with principal and loan payments due monthly as defined within the agreements. All amounts due under the loan agreements are secured by the underlying equipment. These loans were subsequently sold by GE Capital to Wells Fargo Bank, N.A. The principal loan balance outstanding under these loans, or the Wells Fargo Loans, as of September 30, 2017 and December 31, 2016 amounted to $1.1 million and $2.4 million, respectively. Debt issuance costs and accrued interest were insignificant as of both reporting dates. In December 2017, we repaid all of the $0.7 million of outstanding borrowings under the Wells Fargo Loans.

Our New Revolving Credit Facility

In December 2017, we entered into a new $125 million senior secured revolving credit facility with certain lenders and JPMorgan Chase Bank, N.A., or JPMCB, as administrative agent. Obligations under our new revolving credit facility are guaranteed by certain of our subsidiaries, which we refer to as the guarantor subsidiaries, and are secured by substantially all personal property assets of us and of such guarantor subsidiaries, pursuant to various security agreements, and a pledge of 100% of the equity interests of each of our domestic subsidiaries.

In December 2017, we made an initial draw of $82.1 million under our new revolving credit facility and used such borrowings to repay all of the $80.9 million of outstanding borrowings under the PAO TMK Term Loan. Borrowings under our new revolving credit facility may also be used by us to pay fees and expenses related to our new revolving credit facility and for general corporate purposes.

The unused portion of our new revolving credit facility is subject to a commitment fee ranging from 0.25% to 0.375% per annum. Interest on outstanding indebtedness under our new revolving credit facility accrues at:

•	(i) JPMCB’s prime rate, which was 4.5% as of December 2017 and may be adjusted by JPMCB from time to time, plus a margin ranging from 0.00% to 0.25%; and/or

•	(ii) the one, two, three or six month LIBOR rate plus a margin ranging from 1.75% to 2.25%.

Our new revolving credit facility matures on the fifth anniversary of its closing and requires compliance with conditions precedent that must be satisfied prior to any borrowing as well as ongoing compliance with certain affirmative and negative covenants, including certain financial covenants.

Affirmative covenants include, among others, requirements relating to: (i) the preservation of existence; (ii) the payment of obligations, including taxes; (iii) the maintenance of properties and equipment, insurance and books and records; (iv) the compliance with laws and material contracts; (v) use of proceeds; (vi) maintain insurance and providing notice of any casualty and ensure collection of insurance proceeds; (vii) notice of certain material events, and (viii) certain periodic reporting requirements.

Negative covenants include, among others, restrictions on our and our guarantor subsidiaries’ ability to, subject in each case to certain exceptions and baskets: (i) create, incur, assume or suffer to exist indebtedness or guarantee indebtedness; (ii) create or permit to exist liens on their properties; (iii) merge with or into another person, liquidate or dissolve; (iv) make investments and loans; (v) sell, transfer, convey, assign or dispose of our assets or properties other than in the ordinary course of business and other select instances; (vi) enter into transactions with affiliates and (vii) amend organizational documents or any documentation governing certain material debt or subordinated debt. In addition, we are obligated to maintain at the end of each month for the twelve-month period then ending, a minimum fixed charge coverage ratio of 1.10 to 1.0 at any time that our borrowing availability is less than the greater of (i) $25,000,000 or (ii) 20% of the lesser of (A) the applicable borrowing base at such time, or (B) $125,000,000.

Our new revolving credit facility also contains events of default, including, but not limited to, cross- default to certain other debt, breaches of representations and warranties, change of control events and breaches of covenants. Please read “Risk Factors—Risks Related to Our Business and the Pipe Industry—Restrictions in our new revolving credit facility and any future financing agreements may limit our ability to finance future operations or capital needs or capitalize on potential acquisitions and other business opportunities.”

Off-Balance-Sheet Arrangements

We had no off-balance sheet arrangements as of September 30, 2017.

Capital Requirements

Capital expenditures were $17.2 million for the nine months ended September 30, 2017 and $11.1 million for the year ended December 31, 2016. The majority of these expenditures was directed towards maintenance of equipment with a useful life in excess of one year and towards our organic expansion program, including the deployment of equipment. We currently expect our capital expenditures to increase in 2017 as compared to 2016 as we increase spending on the replacement of the long lived components of our equipment as part of repair and maintenance and commence certain CAPEX projects.

Customer Concentration

For the nine months ended September 30, 2017, our five largest customers by sales revenues were the following distributors: B&L Pipeco Services, Inc., Consolidated Pipe & Supply Company, Inc., CTAP LLC, Pyramid Tubular Products L.P. and Sooner Pipe LLC, accounting for 69% of our total pipe sales. In addition, three of our distributors, B&L Pipeco Services, Inc., CTAP LLC and Sooner Pipe LLC, each accounted for more than 10% of our revenue for the nine months ended September 30, 2017. We expect this concentration of customers to continue for the foreseeable future.

Contractual Obligations

The following table presents our contractual obligations and other commitments as of December 31, 2016.

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
PAO TMK Term Loan(1)(2)	$281,567,568	$86,042,731	$95,908,315	$16,800,000	$82,816,522
Volzhsky Term Loan(1)(3)	$108,757,324	$30,138,200	$78,619,124	$0	$0
Wells Fargo Loans(1)(4)	$2,364,658	$1,658,360	$706,298	$0	$0
Total Long-Term Debt(1)(2)(3)(4)(5)	$392,689,550	$117,839,291	$175,233,737	$16,800,000	$82,816,522
Interest on Long-Term Debt(2)(3)(4)(5)	$98,930,031	$50,751,498	$26,674,823	$13,263,832	$8,239,878
Operating Leases	$15,331,170	$3,235,145	$5,330,297	$4,210,362	$2,555,366
Capital Leases	$537,000	$429,600	$107,400	$0	$0

Total contractual obligations	$507,487,751	$172,255,534	$207,346,257	$34,274,194	$93,611,766

(1)	Excludes interest payments on the long-term debt obligation.
(2)	Does not reflect that we repaid $201.7 million of outstanding principal amount and $26.4 million of interest under the PAO TMK Term Loan during the nine months ended September 30, 2017 and the remaining $79.9 million outstanding principal amount and $1.0 million of interest under the PAO TMK Term Loan in December 2017.
(3)	Does not reflect the full repayment of the $207.5 million term loan facility, or the Volzhsky Term Loan, that we entered into with Volzhsky Pipe Plant OSJC, an open stock joint company organized under the laws of the Russian Federation and a subsidiary of PAO TMK. We repaid $108.8 million of outstanding principal amount and $10.5 million of interest under the Volzhsky Term Loan Facility in March 2017.
(4)	Does not reflect that we repaid all of the $0.7 million in outstanding borrowings under the Wells Fargo Loans in December 2017.
(5)	Does not reflect that we incurred approximately $82.1 million in long-term debt under our new revolving credit facility in December 2017 or the interest incurred thereunder.

Quantitative and Qualitative Disclosure of Market Risks

Market risk is the risk of loss arising from adverse changes in market rates and prices. Historically, our risks have been predominantly related to potential changes in the fair value of our long-term debt due to fluctuations in applicable market interest rates. Going forward our market risk exposure generally will be limited to those risks that arise in the normal course of business, as we do not engage in speculative, non-operating transactions, nor do we utilize financial instruments or derivative instruments for trading purposes.

Commodity Price Risk

Our revenue is exposed to the market risk of price fluctuations related to the sale of our steel pipe. Prices for the steel pipe that we sell are generally determined by market forces. These prices may be influenced by factors such as supply and demand, production costs (including the costs of our raw materials) and global and U.S. economic growth. Adverse changes in any of these factors may reduce the revenue that we receive from the sale of our steel pipe. Our costs are also exposed to fluctuations in prices for the purchase, processing and production of metal scrap, steel billets and other raw material inputs. Historically, we have generally been able to pass along price increases to our customers; however, we may be unable to do so in the future. We do not engage in commodity price hedging activities.

Interest Rate Risk

We do not enter into investments for trading or speculative purposes.

Credit Risk

Financial instruments that potentially subject us to concentrations of credit risk are trade receivables. We extend credit to customers and other parties in the normal course of business. We have established various procedures to manage our credit exposure, including credit evaluations and maintaining an allowance for doubtful accounts.

Internal Controls and Procedures

We are not currently required to comply with the SEC’s rules implementing Section 404 of the Sarbanes Oxley Act of 2002, and are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Upon becoming a public company, we will be required to comply with the SEC’s rules implementing Section 302 of the Sarbanes-Oxley Act of 2002, which will require our management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of our internal control over financial reporting. We will not be required to make our first assessment of our internal control over financial reporting until the year of our second annual report required to be filed with the SEC. To comply with the requirements of being a public company, we may need to implement additional financial and management controls, reporting systems and procedures and hire additional accounting, finance and legal staff.

Further, our independent registered public accounting firm is not yet required to formally attest to the effectiveness of our internal controls over financial reporting, and will not be required to do so for as long as we are an “emerging growth company” pursuant to the provisions of the JOBS Act. Please read “Summary—Our Emerging Growth Company Status.”

During the preparation of our financial statements for the nine months ended September 30, 2017, we identified a material weakness in our internal control over financial reporting. A material weakness is defined as a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented, or detected and corrected, on a timely basis. The material weakness was identified as a result of an analytical review and analysis of the bill and hold inventory balance. As a result of the material weakness, the Company did not detect a material error in the Company’s consolidated financial statements for the six months ended June 30, 2017 at the time those financial statements were prepared. This error related only to the interim period of the six months ended June 30, 2017. For additional information regarding this error, please see Note 2 to our consolidated financial statements for the nine months ended September 30, 2017 included elsewhere in this prospectus. We have implemented measures designed to improve our internal control over financial reporting to address the underlying causes of the material weakness by developing additional controls around accounting for the bill and hold transactions. Our remediation efforts may not enable us to remedy or avoid material weaknesses in the future.

Additional material weaknesses may be identified in the future. If we identify such issues or if we are unable to produce accurate and timely financial statements, the trading price of our common stock may decline and we may be unable to maintain compliance with the NYSE listing standards.

Recent Accounting Pronouncements

Please read Note 2 to the audited consolidated financial statements for the years ended December 31, 2016 and 2015 appearing elsewhere in this prospectus for a full description of recent accounting pronouncements, including the expected dates of adoption and the estimated effects on our results of operations and financial condition, which is incorporated herein by reference.

Emerging Growth Company

We qualify as an “emerging growth company” pursuant to the provisions of the JOBS Act, enacted on April 5, 2012. Section 102 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. However, we are choosing to “opt out” of such extended transition period, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Our election to “opt-out” of the extended transition period is irrevocable.

Critical Accounting Policies and Estimates

The discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally acceptable in the United States of America. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the dates of the financial statements and the reported revenues and expenses during the reporting periods. We evaluate these estimates and assumptions on an ongoing basis and base our estimates on historical experience, current conditions and various other assumptions that we believe to be reasonable under the circumstances. The results of these estimates form the basis for making judgments about the carrying values of assets and liabilities as well as identifying and assessing the accounting treatment with respect to commitments and contingencies. Our actual results may materially differ from these estimates.

Listed below are the accounting policies that we believe are critical to our financial statements due to the degree of uncertainty regarding the estimates or assumptions involved, and that we believe are critical to the understanding of our operations.

Property, Plant and Equipment

Our property, plant, and equipment are stated at historical cost, net of accumulated depreciation and impairment, if any. Costs incurred to replace a component of an item of property, plant, and equipment that is recognized separately are capitalized. Subsequent costs are capitalized only when it is probable that future economic benefits associated with the item will be realized and the costs can be measured reliably. All other repair and maintenance costs are recognized in the profit or loss as an expense when incurred.

Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets. The estimated useful lives of property and equipment are subject to key assumptions such as maintenance and utilization. Unanticipated future changes in these assumptions could negatively or positively impact our net income. A 10% change in the useful lives of our property and equipment would have resulted in a $2.3 million impact on net income for the nine months ended September 30, 2017.

Average depreciation periods, which represent estimated useful economic lives of respective assets, are as follows:

Land	Not depreciated

Buildings	Up to 30 years

Machinery and equipment	Up to 25 years

Furniture and fixtures	Up to 5 years

Other	Up to 20 years

When we retire or dispose of an asset, we remove its cost and related accumulated depreciation from our consolidated balance sheet. We record the difference between the net book value and proceeds from disposition as a gain or loss on the consolidated statement of operations.

Net Realizable Value Allowances

Inventories are stated at the lower of cost and net realizable value. Estimates of the net realizable value are based on the most reliable information available at the time the estimates are made. These estimates take into consideration fluctuations of price or cost directly relating to events occurring subsequent to the end of reporting period to the extent that such events confirm conditions existing at the end of the period. If the crude oil market declines or the demand for shale drilling declines, the estimated selling prices of our inventory may decline, which could result in additional amounts of net realizable value allowance. A 10% decline in the selling prices of inventory would have resulted in additional impairment of inventory to net realizable value of approximately $1.1 million in the nine months ended September 30, 2017.

Income Taxes

We make judgments regarding the recognition of deferred tax assets and the future realization of these assets. As prescribed by FASB ASC 740 “Income Taxes” and applicable guidance, valuation allowances must be provided for those deferred tax assets for which it is more likely than not that some portion or all of the deferred tax assets will not be realized. The guidance requires us to evaluate positive and negative evidence regarding the recoverability of deferred tax assets. The determination of whether the positive evidence outweighs the negative evidence and quantification of the valuation allowance requires us to make estimates and judgments of future financial results. As of September 30, 2017, we have a valuation allowance in the amount of $88.4 million. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance. This will require us to make judgments and estimates regarding estimated future taxable income. These estimates and judgments include some degree of uncertainty and changes in these estimates and assumptions could require us to adjust the valuation allowances for our deferred tax assets and the ultimate realization of tax assets depends on the generation of sufficient taxable income.

Our methodology for recording income taxes requires a significant amount of judgment in the use of assumptions and estimates. Additionally, we forecast certain tax elements, such as future taxable income, as well as evaluate the feasibility of implementing tax planning strategies. Given the inherent uncertainty involved with the use of such variables, there can be significant variation between anticipated and actual results. Unforeseen events may significantly impact these variables, and changes to these variables could have a material impact on our income tax accounts. The final determination of our income tax liabilities involves the interpretation of local tax laws and related authorities in each jurisdiction. Changes in the operating environments, including changes in tax law, could impact the determination of our income tax liabilities for a tax year.

Revenue Recognition

The Company recognizes revenue, net of sales taxes, rebates and discounts, once the following four criteria are met: (i) persuasive evidence of an arrangement exists; (ii) delivery of the products has occurred or the customer has taken title and risk of loss or services have been rendered; (iii) the price of the equipment or service is fixed or determinable; and (iv) collectability is reasonably assured.

For bill-and-hold arrangements revenue is recognized upon delivery to the customers. Prior to the products being in the physical possession of the customer, recognition of revenue and related inventory costs from these transactions are deferred. The Company recognizes deferred revenue for cash receipts from customers with respect to the bill-and-hold arrangements.

INDUSTRY OVERVIEW

Overview

OCTG, which includes drill pipe, casing and tubing, serve as integral elements in the extraction of oil and natural gas. E&P operators use drill pipe to drill oil and natural gas wells. Casing acts as a structural liner in oil and natural gas wellbores to provide support and prevent collapse during drilling operations and is also used to protect water-bearing formations during the drilling of a well. Tubing is inserted into the well after the completion of the drilling process and is used to transport oil and gas from the wellbore to the surface. Casing and tubing in lengths ranging from 30 to 47 feet are joined with connections threaded at each end to create a long, continuous steel pipe. In addition to OCTG, line pipe is used to construct oil and gas pipelines for the transportation of crude oil, oil products and natural gas from the field to oil refineries, storage facilities, shipment points and distribution hubs and for the transportation of refined products. The diagram below illustrates each of these steel products at the wellsite.

Manufacturers produce OCTG in various specifications, with the requirements typically determined by well complexity and downhole conditions. There are two broadly defined market segments of OCTG: seamless and welded. Seamless OCTG are used primarily in horizontal and directional drilling with longer laterals. Seamless OCTG usually involve more complex manufacturing processes with a greater reliance on proprietary technology. Welded OCTG are mostly used in low-pressure, non-corrosive wells.

Connections can be broadly divided into API connections, premium connections and semi-premium connections. Connections in the United States are standardized by the API; however, certain complex wells require non-standardized, semi-premium and premium connections that have better tightening properties, a higher tolerance for bending and are able to withstand high pressures and temperatures.

General Factors Affecting Demand for OCTG

Demand for OCTG generally correlates with the prices of crude oil and natural gas and the number of active drilling rigs in the market. The oil and gas industry has traditionally been volatile and is influenced by a combination of long-term, short-term and cyclical trends, including domestic and international supply and demand for oil and gas, current and expected future prices for oil and gas and the perceived sustainability of those prices and capital investments of E&P operators toward their development and production of oil and gas reserves. The oil and gas industry is also impacted by general domestic and international economic conditions, political instability in oil producing countries, government regulations (both in the United States and internationally), levels of consumer demand, adverse weather conditions and other factors that are beyond manufacturers’ control. Declines, sustained weakness and volatility in commodity prices over the course of 2015 and 2016, and the consequent reduction in capital expenditures by E&P operators on drilling and production activity, adversely affected the demand for OCTG. However, average crude oil prices during the first nine months of 2017 have been substantially higher relative to the low commodity prices experienced in the first quarter of 2016. As a result, drilling and completion activity increased, which resulted in improved operational and financial performance of oil and gas producers.

After falling to their lowest points in the first quarter of 2016, oil and natural gas prices have experienced moderate growth supported by OPEC’s decision to reduce oil production. The prices of WTI crude oil and Henry Hub natural gas as December 15, 2017 were $57.30 per barrel and $2.62 per MMBtu, respectively. These prices represent improvements of 119% and 76%, respectively, from first quarter of 2016 lows of $26.14 per barrel of oil and $1.49 per MMBtu of natural gas. This price recovery, together with significant cost and efficiency improvements in unconventional resource extraction, has stimulated an increase in onshore completions activity, as evidenced by a strong rebound in onshore rig count. According to Baker Hughes, the number of active drilling rigs in the United States has increased to 930 as of December 15, 2017, an increase of 130% since the low of 404 rigs reported on May 27, 2016. We believe that robust oil and gas drilling activity in the United States will continue to support demand for steel pipe for the oil and gas industry in the coming years.

The OCTG market is also affected by import activity and the level of inventories maintained by manufacturers, distributors and end-users. During downturns in drilling activity, customers and distributors prioritize drawing on inventory rather than purchasing new products, causing demand for new production and imports to decrease. Conversely, in periods of increased drilling activity, distributors and end-users typically increase their OCTG inventory levels, which can accelerate demand. OCTG inventory levels in the United States and Canada have historically ranged from four to six months of demand but reached peak levels in late 2015 and the first half of 2016 with average inventory levels exceeding ten months of demand. Large inventory draws in the third and fourth quarters of 2016 brought inventory levels toward the bottom of the historical range in early 2017, balancing the market and providing support to OCTG pricing. According to Preston Pipe, OCTG inventory levels were at approximately four months of demand in August 2017.

Source: Preston Pipe

The OCTG market is well-positioned to capitalize on the recent recovery in the oil and natural gas industry, particularly in the onshore market in the United States and Canada as E&P operators increase activity.

The level of profitability at which new wells can be drilled is a primary driver of drilling and completions activities. Importantly, according to Rystad Energy, the threshold oil price at which wells are profitable to drill has significantly decreased by an average across all U.S. shale plays of 47% from 2014 to 2016. As a result of this improvement in well profitability and the crude oil price improvement since the low points observed during the first half of 2016, an increased number of drilling rigs have re-entered the market, which is expected to drive demand for OCTG.

Industry Trends

Over the past decade, the innovative application of horizontal drilling and hydraulic fracturing has fundamentally changed the onshore oil and gas industry in the United States and Canada by enabling the extraction of hydrocarbons from shale formations. These technological advancements have enabled E&P operators in the United States and Canada to economically extract oil and natural gas from these unconventional resources and positioned them to be globally competitive oil and gas producers. These innovations and the following trends in the oil and gas industry in the United States and Canada are driving increased demand for OCTG.

•	Increasing global demand for oil. According to the EIA, as of September 14, 2017, worldwide consumption of petroleum and other liquid fuels produced from crude oil is expected to increase from 95.3 million Bbl/day in 2015 to 99.9 million Bbl/day in 2020 and 112.9 million Bbl/day in 2040.

•	Improved and stable oil prices. Since the closing price of WTI crude oil reached a low of $26.14/bbl in the first quarter of 2016, according to the EIA, the price of oil has increased to an average for 2017 of $50.56/bbl as of December 12, 2017. Greater price stability has contributed to an increase in 2017 exploration and production capital expenditures by E&P operators in the United States and Canada as compared to 2016.

•	Improved and stable natural gas prices. Since June 2016, the average price of Henry Hub natural gas has been approximately $3.00/MMBtu, as compared to an average price of $2.27/MMBtu between June 2015 and June 2016. Coal to gas conversion by power producers and an increase in development of LNG export facilities have supported the stabilization of natural gas prices.

•	Attractive U.S. land rig dynamics. According to the Baker Hughes North America and Worldwide Rig Count, land rig count in the United States has increased 139% from 380 rigs as of May 27, 2016 to 909 rigs as of December 15, 2017, while the amount of rigs used for horizontal drilling has continued to increase.

U.S. Average Annual Rig Count

Source: Baker Hughes

(1)	Average as of December 15, 2017

•	More wells drilled per rig per year. Higher-performance drilling rigs are capable of pad drilling operations, which allow operators to drill more horizontal wells per rig per year. These improved techniques and technologies have decreased the average number of days per well drilled, which, according to Coras Oilfield Research, has decreased from an average of 26.4 days per well in 2011 to an average of 19.7 days per well in 2016. Increased drilling productivity allows operators to drill more wells faster.

•	Increasing Unconventional Horizontal Drilling. According to Baker Hughes, the percentage of U.S. drilling activity characterized by horizontal or directional drilling reached 90% in 2016 and has more than doubled during the last ten years.

U.S. Active Rig Count by Type of Drilling

(%)

Note: Percentages as of year end

Source: Baker Hughes

•	Increasing footage drilled per rig and average lateral length. According to Spears & Associates, footage drilled per rig reached approximately 238,000 feet in 2016 and has grown with a three-year CAGR of 4.24%. This increase has primarily been driven by the increase in lateral length drilled per well across the United States and Canada. According to Spears & Associates, in 2014, 5,000 foot laterals represented 50% of new wells drilled. However, almost 68% of new wells drilled in the second quarter of 2017 had lateral lengths of over 6,000 feet. Furthermore, the number of lateral wells in excess of 8,000 feet drilled in the United States increased 131% during the twelve months ending June 30, 2017.

Footage Drilled per Rig

(000’s feet)

Source: Spears & Associates

Growing Proportion of Horizontal Wells Have Longer Lateral Lengths

(number of wells drilled)

Source: Spears & Associates

•	More OCTG per well due to increasing lateral lengths. Increased lateral lengths and greater drilling complexity are driving greater spending on technologically advanced drilling consumables, such as OCTG with premium and semi-premium connections. As a result, while the United States only accounted for an average of 11.8% of worldwide oil production from 2012 through 2014, the United States accounted for 43.7% of worldwide OCTG demand during the same period according to BP Global Energy Stat Review and Spears & Associates. Furthermore, from 2012 through 2014, U.S. OCTG demand per rig relative to the rest of the world increased by 20%, according to Baker Hughes and Spears & Associates. As a result of these trends, OCTG consumption per rig per month has almost doubled since January 2013, as shown in Chart 6 below, and the Company projects total shipments for OCTG in the United States to grow year over year, as shown in Chart 7 below.

OCTG Consumption per Rig

Source: Preston Pipe, Baker Hughes

Total US OCTG Shipments

(million tons)

Source: Company estimates

•	High consumption of seamless pipe. Seamless pipe has increased its share of total U.S. pipe volume, a direct result of increased horizontal and directional drilling and longer laterals. As lateral lengths increase, OCTG solutions become increasingly important to support the complexity associated with increased temperatures and pressures, “sour” service well conditions, increased torque and bending. According to Preston Pipe, seamless pipe represented 59% of total U.S. OCTG shipments during the six months ended June 30, 2017 and the year ended December 31, 2016.

Production Processes

Steel-Making

Typically, steel used in the seamless pipe making process is produced through electric arc furnace process, or EAF. EAF produces steel by applying heat generated through electric arcing between graphite electrodes and a metal bath. The steps in the EAF production process consist of charging, melting, oxidizing or purifying and deoxidizing or refining. The charge includes scrap, fluxes (lime and fluorspar), a reducing agent (carbon) and ferroalloys. Temperatures during EAF may reach as high as 3,500°C in order to melt alloying components that are otherwise difficult to melt. Lime, fluorspar and other materials are used to form a slag, which absorbs impurities during the steel-making process.

Steel Casting

The steel produced from EAFs is cast or solidified in a controlled manner in order to give it a basic shape that can be used for further processing. The continuous casting process, in which molten steel is cast directly into semi-finished products, typically rounds billets that are then used for pipe-rolling operations. Continuous casting equipment produces a strand of moulded metal that is continuously withdrawn from water-cooled copper moulds that give the solidified steel its final shape at a set casting speed. The metal strand cools and solidifies and is then cut into billets and discharged for intermediate storage or heat charged to the finished pipe rolling process.

Seamless Pipes

Seamless pipe production involves the piercing, elongation and reduction of steel billets to obtain the required length and diameter for the finished pipe. The billet is cut to the required length and heated to temperatures of up to 1,300°C. The heated billet is then rolled under high pressure. The compressive stresses cause the billet to stretch and a hole to form in its center. A bullet shaped piercer point is pushed through the middle of the billet as it is being rolled in the piercing mill to create a uniform hollow in the billet. The size of the piercing point and the position of the rolls determine the hollow billet’s outside diameter and its wall thickness.

The hollow billet then undergoes additional rolling processes that reduce the diameter and wall thickness of the pierced billet. There are five principal types of seamless pipe manufacturing technologies used in the seamless pipe making process: (i) continuous mandrel rolling, (ii) Assel rolling, (iii) tandem rolling (a type of plug rolling), (iv) pipe extrusion and (v) cross-roll piercing elongation (a modern derivative of the push bench process). In a continuous rolling mill, the hollow shell produced in the cross roll piercer is rolled out over a mandrel bar without reheating through a series of seven to nine closely arranged in-line rolling stands to produce a continuous tube. In an Assel rolling mill, the hollow shell is rolled using three tapered rolls arranged symmetrically at an offset of 120° around the rolling centerline. In a tandem rolling mill, two rolling stands are placed successively in which a hollow shell passes through over short plugs, which reduce the outside diameter and wall thickness. In an extrusion rolling mill, the heated billet is pierced through the center by a mandrel driven by a hydraulic ram, which extrudes the material under the pressure exerted by the ram to form the pipe. The material remaining in the extruder is subsequently cut from the pipe as recyclable waste. The cross-roll piercing elongation, or CPE, process is where the piercing press and elongator of the continuous rolling mill are replaced by a rotary piercing mill. The CPE process then consists of several consecutive rolling processes, including piercing in two-rolled cross roll piercers with guide discs, crimping of one end, elongation on the push bench, reeling and then rolling in a stretch reducing mill. A reheating process is sometimes included prior to one of the later rolling stages.

Continuous rolling mills, CPE rolling mills and tandem rolling mills are used primarily to manufacture OCTG and line pipe products. Assel rolling mills are typically used to produce industrial seamless pipe for the machine building industry, and extrusion mills are used primarily to produce industrial seamless pipe where high-grade high alloy steels are required for the chemical and petrochemical, power generation and aerospace industries. Continuous rolling mills are significantly faster and less wasteful than extrusion mills or Assel rolling mills and produce higher quality pipes. While the extrusion process is highly effective for making pipe from grades of special steel, it requires expensive machinery, consumes more raw materials and has lower productivity than continuous rolling mills.

Welded Pipes

The process of manufacturing welded pipe involves the bending of hot rolled coil, or HRC, or discreet plate and then welding the seam at the edges. After receiving the steel in an as rolled plate form or being unwound from the coil in which it is delivered, the steel is passed through a series of rollers that cause the edges of the HRC to curl together to form a cylinder before it is welded. These edges are then welded and sealed using welding electrodes, following which the pipe is cut to the desired length and sorted for further processing. Welded pipe is made in both longitudinal and spiral welded pipe processes. Longitudinal welded pipes are made from steel plates with only one weld seam joining the two edges of the rolled plate. Spiral welded pipes are manufactured through the helical rolling process of HRC. Longitudinal welded pipe can also be made continuously from HRC using the ERW process. In the ERW process, the HRC is uncoiled and formed through a series of forming mills, and the edges of the steel strip are heated up by the welding current. The two sides of the strip are then forged together and welded before the heat has time to dissipate. The excess melted material is then removed from the outside and inside of the pipe. This process can be made more continuous by welding the ends of the HRC coils together as they are uncoiled. The pipe produced are then cut to length at a continuous “flying” cut off at the end of the process before they are inspected and further processed.

Pipe Finishing and Inspection

Pipe inspection and finishing processes are important elements in ensuring that the finished pipe meets customers’ specifications. The pipe finishing stages for seamless and welded pipe are largely similar and may include heat treatment, upsetting, inspection and coating.

Heat treatment involves the application of a combination of heating and cooling operations to the pipe to achieve desired physical and mechanical properties, such as increased strength, hardness and ductility, to relieve internal stresses and reduce brittleness.

Upsetting is typically performed on smaller sizes of OCTG tubing in order to increase the strength of connections by increasing the diameter and thickness of the ends of pipe. Larger OCTG sizes are threaded and connected with no upsetting required.

In some cases, industrial seamless pipe may also undergo subsequent cold finishing. Cold rolling and cold drawing involve rolling a pipe at room temperature or drawing a pipe through a die at room temperature. These cold working processes reduce the outside diameter and wall thickness of the pipe and improve the surface finish and mechanical properties of the pipe. These processes are often used in the production of pipe for use in machine building and power generation applications, automobile production and other industrial applications.

Pipe inspection employs a variety of non-destructive methods that range from visual inspection and manual measurement of pipe physical characteristics to electromagnetic and ultrasonic measurement techniques and hydrostatic testing. We also use certain destructive testing techniques on a statistical sample of the production lot. In this testing, the samples can be compressed, torn apart or destroyed in various manners to verify different mechanical properties such as strength, hardness and resistance to fracture. Hydrostatic testing is non-destructive testing performed on all OCTG. This testing involves filling the pipe with water and pressurizing it to a high level to check for leaks or weaknesses in the pipe body. Electromagnetic imaging and ultrasonic testing of pipe are non-destructive techniques that are used to inspect for surface and internal irregularities.

Pipe may also undergo anti-corrosion coating treatment, which includes various types of lacquer coatings that are used on OCTG pipe. Line pipe generally receives more sophisticated coatings that include fusion bonded epoxy and polypropylene coatings, among others. The final stage of the pipe finishing process generally involves marking, packing and storage.

Threading and Connections

OCTG pipe is connected in order to be run downhole through the use of threaded connections. Generally, there are three classifications of connections: API connections, semi-premium connections and premium connections. API connections are governed by API specifications and are typically the simplest type of connection. Unlike premium connections, API connections may be threaded without restrictions. Semi-premium connections are typically proprietary to each producer and are often designed to be stronger and have higher torque capability than standard API connections. Premium connections, like semi-premium connections, are typically proprietary to each producer and are often designed to be stronger and have higher torque capability than standard API connections. In addition, premium connections employ a hermetic metal-to-metal seal capable of being gas tight. However, there are typically certain threaded restrictions for premium connections.

Threaded connections are created in the manufacturing process through various types of threading machines. The threaded ends are pre-lubricated or coated with special rust preventative compounds, covered with thread protectors and then delivered to be used at the downhole of a well. Generally, there are two classifications of threaded connections: threaded and coupled, or T&C, connections and integral connections.

T&C connections use a separate coupling to join two threaded ends, or pins, of the pipe together in the field. The coupling is manufactured separately and is applied to the box end of the pipe and tightened to the correct level during the threading operation. The pin end of one pipe is connected to the box end of the other pipe and tightened during drilling operations to facilitate a continuous pipe string.

Integral threaded connections are threaded together without the use of a coupling. For integral threaded connections, one end of the pipe is enlarged slightly and the other end is shrunk slightly prior to threading. The difference in the size of the ends facilitates the connection without the use of a coupling. Integral threaded connections allow for a slimmer profile and are typically used in premium connections.

Industry Competition

The market for steel pipe in the oil and gas sector is highly competitive. Following a determination of which performance characteristics are relevant for a particular project, end-users base their purchasing decision on the following primary factors: design for purpose, safety, quality, value-added services and price. Producers seek to provide their customers with competitive pricing and consistent quality of products that are tailored to a customer’s individual requirements.

The U.S. market is supplied by local manufacturing and overseas imports, mostly from South Korea, Mexico, Argentina and Canada. While shipments of imported OCTG accounted for 42% to 60% of domestic consumption from 2007 to 2017, such imports have accounted for 60% of total volumes during the seven months ended July 31, 2017. Local manufacturing capacity, trade policy, currency fluctuations, shipping costs and proximity to markets are factors that determine OCTG supply mix.

Several key domestic producers have announced capacity additions in recent years while certain foreign producers, which have historically imported products into the United States, have announced that they plan to construct domestic manufacturing facilities. Producers with new U.S. domestic production capacity, once completed, may seek to secure market share by offering lower prices, assisted by potentially lower production costs at these new facilities than at the facilities of other domestic producers, which may also lead to pricing pressure.

New competitors in the seamless OCTG industry face high barriers to entry, including significant project lead times, substantial start-up capital expenditures, the required effort and expense to develop proprietary connections and skilled management. The completion of a new seamless mill capable of OCTG production can take up to three years before production can be brought to market. The initial creation of seamless OCTG capacity can cost approximately $3,000 per ton of capacity, implying a total investment of up to $900 million to generate the minimal capacity of 300,000 tons. New OCTG competitors also require proprietary connections, which are costly to produce or to acquire from a third-party. Additionally, an experienced management team and skilled engineers and workers are required for prompt execution of equipment ramp up and the start of production.

Anti-Dumping Regulations and Countervailing Duties

In the United States, the steel pipe manufacturing industry is protected by national anti-dumping regulations from harmful effects of foreign imports that are priced below fair market value. The United States currently imposes anti-dumping duties in respect of OCTG at the following levels: India 2.05%-11.24%; Turkey 13.59-35.86% (excluding Borusan Group); South Korea 6.66%-46.37%; and Vietnam 111.47% (excluding SeAH Steel Vina Corporation). The United States also imposes countervailing duties of 5.67%-14.41% for India and 2.39% for Turkey. With respect to Ukraine, there is a suspension agreement that allows Ukraine producers to export goods to the United States at minimal prices. The highest anti-dumping and countervailing duties are set in relation to OCTG originating from China, which are 31.99%-137.62% and 1.95%-30.58%, respectively.

If any of the protections currently provided by the relevant anti-dumping regulations and countervailing duties in the United States were no longer available, the domestic industry would face increased competition from lower-cost foreign imports into the United States.

BUSINESS

Overview

We are a leading, growth-oriented producer and supplier of seamless and welded OCTG with a proprietary suite of premium and semi-premium connections. As a vertically integrated producer of seamless pipe and an efficient operator of our steel pipe production, heat treating and threading facilities, we are able to efficiently meet customer demand and exercise control over our cost structure. The primary end market for our products is onshore E&P operators in the United States and Canada, who purchase our products directly from us or through our distributors. Our E&P end-users operate in geographic locations with environments that require casing and tubing materials capable of meeting exacting standards for temperature, pressure, corrosion, torque resistance and abrasion. Through our comprehensive and technologically advanced portfolio of OCTG, we are able to serve as a single-source supplier for our E&P end-users and respond to a rapidly increasing per-well demand for OCTG. Our OCTG are available with the end-user’s choice of our 26 market-leading proprietary connections as well as multiple connections that meet or exceed API standards. We also produce line pipe for the transport of crude oil, natural gas and natural gas liquids from producing fields to processing plants and refineries and for the transport of refined products, as well as standard, structural and industrial pipe for the agricultural, commercial construction and automotive industries.

Our operations benefit from our broad, strategically positioned geographic footprint, which supports our ability to supply seamless and welded OCTG to the most active major oil and gas basins in the United States and Canada. We own and operate 11 production facilities in the United States and Canada that produce a wide range of OCTG in various sizes and grades and together offer approximately 1.5 million tons of annual steel pipe production capacity, approximately 1.5 million tons of annual threading capacity and 664,000 tons of annual heat treating capacity. We have finishing facilities in close proximity to our end-users’ E&P operations, which allows us to provide our customers with customized technical solutions and to synchronize our production and logistics with evolving demands. We also import seamless OCTG and line pipe in sizes that we do not produce domestically from the TMK Group. The following map provides an overview of our production facilities and broad footprint covering the most active oil and natural gas producing basins in the United States and Canada.

In addition to our existing portfolio of OCTG, we continue to develop new products and technologies to fulfill the E&P industry’s evolving needs and introduce innovative solutions for our customers. We own and operate a highly advanced research and development facility in Houston, where we develop new metallurgies and tubular connections that are designed to work in the most challenging environments and allow our end-users to drill for hydrocarbons in geologies that were previously inaccessible. We hold a number of mature patents, including patents relating to the thread designs and other aspects of our premium connections. We continue to grow our patent portfolio and have filed patent applications primarily relating to highly engineered features of our premium connections technology in more than 30 different patent jurisdictions. Through licensing agreements with affiliated companies in the TMK Group, we can provide additional technologies and products to our customers.

Competitive Strengths

We believe we are well-positioned to successfully execute our business strategies as a result of the following competitive strengths:

•	Leading producer of OCTG for the United States and Canada. We are one of the largest producers of OCTG for E&P operators in the United States and Canada focused primarily on unconventional and conventional onshore markets. Our comprehensive product offering, consisting of both seamless and welded OCTG, delivers customized solutions for our customers. The breadth of our product offering also positions us as a single-source supplier with the ability to supply the entire steel pipe needs of an oil and natural gas well, from the surface casing, to the kick-off point and through extended-reach laterals. By offering one of the broadest ranges of seamless and welded OCTG, we are well-positioned to meet the needs of any E&P operator in the United States or Canada and capture additional market share as we expect lateral lengths to increase and the demand for higher-specification steel pipe and connections to correspondingly grow. This unique position provides us with the ability to adjust our pricing for variations in the cost of raw materials.

•	Proven technology leadership of successfully designing solutions to meet evolving industry needs. We are a technology leader in the OCTG market, with a long track record as an innovator of connections and advanced metallurgies. As E&P operators continue to increase the lateral lengths utilized in their wells, new OCTG solutions are needed to support the growing complexity of these wells. We differentiate ourselves from our competitors through our diverse portfolio of 26 proprietary premium and semi-premium connections, which are tested to strict industry standards. We are able to offer our customers a full range of higher strength metallurgies and corrosion resistant alloys. In addition to our world-class research and development center, we also have access to the technologies of our affiliated companies in the TMK Group, which allows us to sell products and technologies developed by other TMK Group companies.

•	Broad footprint of strategic locations that allows us to quickly respond to customer needs. We operate 10 facilities strategically located across the United States and an additional facility in Alberta, Canada, with mills and finishing facilities in close proximity to the most active oil and natural gas producing basins in the United States and Canada, including the Permian Basin, the Marcellus/Utica and the Mid-Continent. Our broad geographic reach with diversified facilities across the United States and Canada allows us to quickly respond to evolving customer needs, attract new customers and further strengthen our existing customer relationships. Our ability to thread steel pipe at facilities strategically located near our end-users’ operations, our flexibility across pipe sizes and our inventory control allow us to quickly meet shifting customer demands.

•	Cost competitive supplier. Our vertically integrated seamless pipe operations allow for greater control of our cost structure, given the relatively modest proportion of scrap steel input costs to the overall cost of pipe production. By consolidating and installing upgraded finishing capabilities in our production facilities, we have reduced production and interplant logistics costs and improved our production cycle time. We have extensive threading and heat treating capabilities that allow us to finish essentially all of our OCTG production. Furthermore, during the recent commodity price downturn, we reorganized our operations to require fewer personnel, while also increasing the operational efficiency of our facilities through an ongoing structured process engineering program.

•	High-quality and diverse customer base. We have long-term relationships with a high-quality and diverse end-user base across all major oil and natural gas producing basins in the United States. Through our individualized marketing and service approach and ability to serve as a single-source supplier of OCTG and premium and semi-premium connections, our sales team seeks to and has developed strong, long-term relationships with our customers, which include both our distributors and the end-users who purchase our products through our distributors. During the nine months ended September 30, 2017 and the year ended December 31, 2016, we served approximately 140 and 130 known end-users, respectively, with our largest known end user accounting for less than 7% of revenue during each period.

•	Strong free cash flow capabilities and balance sheet. We are a returns-focused company led by a management team that believes in making disciplined cost and capital expenditure decisions. We expect our production facilities will require minimal maintenance capital expenditures on an annual basis, which will enable us to generate strong free cash flow and returns. We believe our returns-focused approach will allow us to maintain a strong balance sheet and ample financial liquidity, permitting continued research and development, as well as organic and select strategic acquisition growth opportunities. As of September 30, 2017, after giving effect to this offering, we would have had $ million of cash on hand and approximately $40 million of outstanding borrowings under our new $125 million revolving credit facility, providing us with the flexibility to pursue opportunities to grow our business.

•	Experienced, knowledgeable management team. Our management team has an extensive track record in the OCTG and other manufacturing industries, with an average of over 27 years of professional experience. They understand the requirements of our customers and have established strong relationships with OCTG distributors and E&P operators throughout the industry. In addition, our management team has demonstrated an ability to manage the cycles in our industry and has the knowledge to take advantage of the opportunities provided by the current industry recovery.

Business Strategies

Our goal is to be the market leading U.S. OCTG producer and premier provider of proprietary connections, focused on generating best-in-class returns to create value for our stockholders. We expect to achieve this objective by pursuing the following business strategies:

•	Capitalize on increasing OCTG demand in the United States and Canada. OCTG are a critical component in drilling new oil and gas wells, including horizontal and directional drilling, and demand is highly correlated with rig and well counts, rig efficiency and increasing lateral lengths. As E&P operators continue to optimize well design and completion techniques to maximize the estimated ultimate recoveries of their wells, these end-users continue to drill longer laterals that require significantly larger quantities of OCTG in addition to advanced metallurgies and premium and semi-premium connections. Our connections technology has facilitated the competitiveness of the U.S. E&P industry by making horizontal drilling economically feasible in the challenging shale oil plays and current lower commodity price environment. As a leading supplier of OCTG with premium, semi-premium and non-proprietary API connections, we believe we are well-positioned to capitalize on growing demand from our existing customer base and through our ongoing efforts to develop new customer relationships.

•

Leverage proprietary connections technology to improve OCTG sales. Our market-leading proprietary premium and semi-premium connections provide solutions for the drilling requirements of increasingly complex unconventional wells. Our technical sales team works closely with E&P operators to demonstrate the technical benefits of our proprietary connections. We also work closely with the end-users of our products to provide field services and technical support to optimize well design and construction. We believe that our marketing efforts and after-sale services, combined with the quality and reputation of our proprietary connections, create increased demand for our OCTG and heighten our ability to retain and attract new customers.

•	Continue to improve operational efficiencies to maintain a leading edge cost structure. During the recent industry downturn we focused on improving our operating efficiencies and optimizing our interplant logistics. These initiatives included re-designing operational structures and consolidating facilities through the implementation of our “balanced-campus” approach, which led to significant reductions in inter-plant logistics costs. As a result of these initiatives, we believe that we have significantly improved our RFT yield (both in seamless and welded pipe), reduced customer warranty claims and increased overall equipment effectiveness, or OEE. We have developed a detailed plan for additional structural cost savings and continue to identify and invest in projects to improve interplant logistics and value-added projects. Our 2017 initiatives include significant cost reduction efforts for our seamless and welded pipe production and finishing operations. We are growing our digital go-to-business model, including a continuous pipe tracking program that is in advanced customer testing and an automated mill test reporting process that is now operational. Additionally, we are focused on matching staffing to appropriate utilization levels and establishing aggressive performance targets. We believe these operational improvements will allow us to further streamline our cost structure and improve the efficiency of our offerings to our customers.

•	Continue our regional marketing methods to develop new customers. In early 2016, we completed a comprehensive evaluation of unconventional and conventional wells in the United States, matching our product offerings against every pipe, connection, grade of steel and wall thickness used. Through this process, we identified 245 potential new end-users. During the nine months ended September 30, 2017 and the year ended December 31, 2016, 31% and 20% of our tons sold, respectively, were to new end-users identified by this analysis. We continue to focus on this marketing strategy in 2017 and intend to do so in the future.

•	Ongoing research and development. We continue to seek to develop new products and technologies to fulfill the industry’s evolving needs and introduce innovative solutions for our customers. Building on previous successes, we continue to develop both new connections, including higher-torque versions of our most popular connections, expandable connections and connections for the oil sands, as well as new metallurgies, including extreme sour service, mild sour service, chrome grades and proprietary grades.

•	Pursue accretive growth opportunities. In addition to the operational efficiency initiatives described above, we have identified a number of accretive measures that may create additional value for stockholders and enhance our competitive position, including ongoing, tactical organic growth projects, mid-term upgrades, additional new rolling capacity and strategic acquisitions. We employ a fiscally disciplined approach when evaluating every growth opportunity to ensure the opportunity meets our financial return objectives. We believe these initiatives will allow us to continue to grow our business profitably.

•	Maintain financial strength and flexibility. Consistent with our historical practices, we maintain a conservative financial philosophy in managing our balance sheet, which will allow us to execute our strategy through changes in customer demand and industry conditions, as well as to preserve operational flexibility. We carefully manage our liquidity and leverage by monitoring our working capital, cash flows, expenditures and debt outstanding.

Our Principal Stockholder

Our principal stockholder is PAO TMK, a company organized under the laws of the Russian Federation. PAO TMK is a leading global manufacturer and supplier of steel pipe for the oil and gas industry and has one of the world’s largest steel pipe production capacities. Outside of our operations, PAO TMK operates 15 production sites in Russia, Canada, Romania, Oman and Kazakhstan and one research and development, or R&D, center in Russia. PAO TMK offers a full range of OCTG and line pipe as well as industrial pipe to serve the chemical, automotive, construction, utilities and agricultural sectors, amongst others. In 2016, PAO TMK’s overall steel pipe shipments totalled 3.81 million tons. The largest share of PAO TMK’s sales is from high-margin OCTG, shipped to customers in over 80 countries. In addition, PAO TMK is focused on providing customers with new innovative steel pipe and premium connections. It operates a major R&D center in the Urals (RosNITI) and is building another R&D center near Moscow. Through our agreements with the TMK Group, we have access to its leading technologies and products. Additionally, we import steel pipe from the TMK Group in sizes that we do not produce in the United States or Canada, which primarily include OCTG in sizes 7 inches through 13.375 inches.

PAO TMK is offering                  shares of our common stock in this offering. Upon completion of this offering, PAO TMK will beneficially own approximately     % of our common stock (or approximately     % if the underwriters’ option to purchase additional shares of common stock is exercised in full). Please read “Principal and Selling Stockholders” for more information regarding the ownership of our common stock by our principal stockholder. We are also a party to certain other agreements with PAO TMK and certain of its affiliates. For a description of these agreements, please read “Certain Relationships and Related Party Transactions.”

Our Products

We produce a broad range of seamless and welded pipe, including proprietary solutions for challenging drilling environments and extended laterals. Our products include (i) seamless and welded OCTG with connections, which include proprietary premium and semi-premium connections and non-proprietary API connections, (ii) seamless and welded line pipe and (iii) seamless and welded standard and industrial pipe. Our products are primarily used by U.S. E&P operators in onshore unconventional and conventional oil and natural gas plays.

OCTG

We produce seamless and welded OCTG casing and tubing. Our casing is used to protect water bearing formations during the drilling of a well and as a structural liner in the well to provide support and prevent collapse during drilling operations. Our tubing is placed within the casing to bring the oil and natural gas to the surface. We offer all of our OCTG in carbon and alloy grades standardized by the API as well as in proprietary grades. Our tubing is available as a threaded and coupled product or with an integral connection. We utilize both seamless and welded processes to produce the pipe used for further finishing into OCTG. We also import semi-finished green OCTG for finishing at our facilities as well as finished OCTG from our affiliated companies in the TMK Group.

Seamless

The seamless OCTG that we produce domestically include casing and tubing in a variety of grades that range in outside diameter from 2.375 to 5.500 inches. Our seamless pipe production facilities have a total of approximately 450,000 tons of annual capacity. We produce our seamless OCTG using steel billets that we produce at our Koppel facility, where we melt steel scrap using EAF and cast steel billets. In the seamless rolling process at our Ambridge facility, we pierce the steel billet and then roll it into steel pipe.

Welded

Our welded OCTG include tubing and casing in various grades that range in outside diameter from 2.375 to 16.000 inches. Our welded pipe production facilities have a total of approximately 1,000,000 tons of annual capacity. We produce our welded OCTG using hot-rolled coils via ERW. In the ERW process, the edges of the steel strip are heated up by the welding current, and the two sides of the strip are forged together and welded before the heat has time to dissipate. The excess melted material is then removed from the outside and inside of the pipe.

Finishing

Our produced and imported semi-finished green OCTG are heat-treated, threaded, coupled, when necessary, and inspected for quality control. Our OCTG undergo specific tests, which include extensive ultrasonic and electromagnetic non-destructive testing inspections of our casing and tubing products and luminescent magnetic fluid testing of our pipe ends and couplings. The outside surfaces of our pipe are covered with protective lacquer, and the threads are protected with anti-corrosion treatments and thread protectors.

OCTG Imports from TMK Group

We also import fully-finished seamless OCTG with special steel grades from our affiliated companies in the TMK Group. The product sizes range from 7.000 to 13.375 inches for OCTG.

Connections

We offer three types of connections for our OCTG: premium connections, semi-premium connections and API connections. We currently offer four connection series and twenty-six proprietary connections.

Our premium connections include a variety of threaded and coupled connections as well as integral connections that have been designed to withstand the challenging and complex conditions encountered by our E&P end-users in the unconventional drilling environments of horizontal and directional wells by providing mechanical integrity and high hermeticity. Our premium connections feature high technology and innovative features, and the performance of our connections is certified by national and international testing laboratories. The following graphic depicts our suite of premium connections.

Our semi-premium connections have been designed to provide the high level of mechanical performance that is required during unconventional shale drilling at a cost-competitive market value. Our comprehensive line of semi-premium connections has been designed to outperform standard API connections by offering stronger mechanical properties along with faster and more reliable performance. We provide the end-users of our OCTG with proprietary connections that are accompanied by field services and technical support.

Our API connections provide standard industry performance and meet the specifications required by API.

Line Pipe

We offer our customers seamless and welded line pipe. The seamless line pipe that we produce ranges in size from 2.375 to 4.500 inches, and the welded line pipe that we produce ranges in size from 2.375 to 16.000 inches. The seamless line pipe that we import from our affiliated companies in the TMK Group ranges in size from 8.625 to 16.000 inches. We have the ability to import welded line pipe in sizes up to 56.000 inches. These products are used to construct oil and gas pipelines and to transport crude oil, oil products and natural gas to refineries, storage tanks and loading and distribution hubs.

Standard and Industrial Pipe

We produce standard and industrial pipe. These products are primarily produced in accordance with American Society for Testing Materials, or ASTM, standards. Our industrial products also include hollow structure sections, or HSS, for architectural and building needs. These ASTM and HSS products are used in a variety of industries that are not specifically focused on the production of oil and natural gas, including the agricultural, commercial construction and automobile industries.

Our Properties

We have 11 production facilities located throughout the United States and Canada. For a simplified organizational chart of the Company after giving effect to this offering, please see “Summary—Simplified Organizational and Ownership Structure After This Offering.” The following table provides an overview of our facilities as of November 30, 2017.

Facility	Annual Production Capacity (thousands of tons)					Square Footage (feet)	Own/Lease
	Seamless Pipe	Welded Pipe	Heat Treat	Threading (API and Premium)	Steel Melting
Ambridge, Pennsylvania	450		80			724,000	Own
Baytown, Texas			160	229		208,000	Own
Blytheville, Arkansas		250	100	200		251,000	Lease
Brookfield, Ohio				130		128,000	Lease
Camanche, Iowa		250		275		337,000	Own
Catoosa, Oklahoma			144	150		138,000	Lease
Edmonton, Alberta				15		40,000	Lease
Geneva, Nebraska		100				89,000	Own
Koppel, Pennsylvania			160		600	265,000	Own
Midland, Texas				150		82,500	Own
Wilder, Kentucky		400		300		529,000	Own

Total	450	1,000	644	1,449	600

Koppel, Pennsylvania. Our Koppel facility produces steel billets from steel scrap that are up to 6.500 inches in diameter using an electric arc furnace, or EAF. The majority of billets produced at this facility are transferred to our Ambridge, Pennsylvania facility located approximately 20 miles from Koppel, where they are reheated, pierced and rolled into steel pipe. Billets not used at the Ambridge facility are sold to third parties. Our Koppel facility also has heat treating capabilities.

Ambridge, Pennsylvania. At our Ambridge facility, we manufacture seamless tubing and casing, line pipe, coupling stock, drill pipe hollows and mechanical tubing in outside diameter from 2.375 to 6.050 inches. The facility has an annual production capacity of 450,000 tons of seamless pipe. The facility is strategically located in the Marcellus Shale region, adjacent to rail lines and waterways and in close proximity to the interstate highway system. The Ambridge facility has a piercer, an eight-stand mandrel mill, a 23-stand stretch-reducing mill, a heat treatment line, two upset lines, a non-destructive testing, or NDT, facility and wall control gauges.

Blytheville, Arkansas. Our Blytheville facility manufactures OCTG casing and tubing, line pipe and standard pipe ranging in outside diameter from 2.375 to 4.500 inches. The facility has an annual production capacity of 250,000 tons of welded pipe. The facility has full finishing, upsetting, heat treating and high speed threading capabilities. In response to market conditions in 2016, the facility was placed into limited operation, and welding manufacturing were suspended. Full-scale manufacturing resumed in early 2017.

Camanche, Iowa. Our Comanche facility manufactures OCTG casing, line pipe and standard pipe ranging in outside diameter from 4.500 to 8.625 inches. The facility has an annual rolling production capacity of 250,000 tons of welded pipe and has high speed threading capabilities. In response to market conditions in 2016, the facility was idled until manufacturing activities resumed in July 2017.

Geneva, Nebraska. Our Geneva facility manufactures hollow structural sections ranging from 2.000 to 7.000 square inches. The facility has an annual production capacity of 100,000 tons of welded pipe.

Wilder, Kentucky. Our Wilder facility manufactures line pipe, casing and standard pipe ranging in outside diameter from 7.000 to 16.000 inches. The facility has an annual production capacity of 400,000 tons of welded pipe and has API-specification threading capacity of 300,000 tons. Welded pipe manufacturing and threading operated intermittently on a limited basis throughout 2016 depending upon market and purchase order conditions. Operations resumed at a normal pace in December 2016. We plan to install line pipe coating capabilities and a second NDT inspection line at the facility in the near future.

Midland, Texas. Our Midland facility threads both tubing and casing in outside diameter ranging from 2.375 to 13.375 inches. The facility has an annual production capacity of 150,000 tons and is located in close proximity to the Permian Basin.

Brookfield, Ohio. Our Brookfield facility threads premium connections on pipe with outside diameter ranging from 4.500 to 9.625 inches. The facility has an annual production capacity of 130,000 tons and is located in close proximity to the Marcellus Shale region.

Edmonton, Canada. Our Edmonton facility is capable of threading the full range of our premium connections in outside diameter ranging from 4.500 to 13.375 inches. The facility has an annual production capacity of 15,000 tons and has direct rail access and is situated in close proximity to the Canadian oil sands.

Baytown, Texas. Our Baytown facility has a heat treat quench and temper line and full finishing and threading capabilities for OCTG casing in outside diameter ranging from 2.375 to 13.375 inches. The facility has an annual production capacity of 229,000 tons.

Catoosa, Oklahoma. Our Catoosa facility has heat treating, testing and threading capabilities. We lease the land on which the facility is located from the Port of Catoosa. Catoosa pipe processing, heat treatment, inspection and threading were suspended in 2015 due to market conditions but resumed in mid-2017.

Transportation

We ship our products by truck, railway and barge. Shipments of work-in-process between our facilities use all three of these modes of transportation. Finished goods are primarily shipped to customers by truck and rail transport. Truck transport is provided by approximately 50 different trucking companies. Ingram Barge Company ships our products on barges pursuant to a five-year barge support agreement we entered into in 2013. Rail transportation is provided by most of the major U.S. carriers, including BNSF Railway Company, Union Pacific Corporation, CSX Corporation and Norfolk Southern Corp. All truck rates are contracted annually as needed, with rail rates set as a combination of fixed and variable rates. Shipping terms with our customers are generally a combination of EXW and FCA; shipping can be arranged in any of the desired modes of transportation, where applicable.

Research and Development

In addition to our existing portfolio of OCTG and connections, we continue to develop new products and technologies to fulfill the E&P industry’s evolving needs and introduce innovative solutions for our customers. Our research and development activities are carried out at the R&D Center located in Houston, Texas. The R&D Center was commissioned in 2011 and is the center of our innovation initiatives, employing approximately 20 engineers and scientists. This facility has a full range of testing capabilities including metallurgical analysis such as metallography, corrosion testing and SEM analysis along with two full connection testing machines that are used for developing the next generation of premium connections. As drilling technology continues to improve, we believe that the R&D Center is key to developing the steel pipe and connections that will be required to meet more stringent strength and corrosion requirements. For the nine months ended September 30, 2017 and the years ended December 31, 2016 and 2015, we spent $7.2 million, $9.1 million and $11.4 million on R&D, respectively.

Product development and research projects that we are currently conducting include:

•	New high-torque premium and semi-premium connections: With the increasing demand for longer laterals and drilling with casing and rotating while cementing, the requirement for higher torque sustaining connections continues to grow for these extended reach applications. We are currently developing a full line of high-torque connections that will soon be available in both premium and semi-premium designs in threaded and coupled and integral connection forms. Our first two models are in their final testing stages and have been approved for specialized applications.

•	13Cr OCTG: Due to the current trend of deeper oil and gas wells and additional frac stages, the industry requires a higher quality of corrosion, fatigue and shock loading resistant steel. We are currently developing 13Cr OCTG, which we believe will be one of the most effective solutions to protect pipe against CO2 corrosion in harsh drilling environments with higher downhole temperatures and more corrosive gases.

•	GreenWell Technologies: Through our GreenWell Technologies, we aim to provide customers not only cost competitive solutions, but also environmentally friendly solutions in drilling environments. We are currently developing new connections with lubricant-free coating to help our customers accelerate the process of assembling pipe strings by reducing preparation time and creating a more environmentally friendly footprint by eliminating pollution from pipe lubricants.

We typically seek to protect our know-how and our R&D efforts as trade secrets and by registering patents for various inventions. We hold a number of mature patents, including patents relating to the thread designs and other aspects of our premium connections. We continue to grow our patent portfolio and have filed patent applications primarily relating to highly engineered features of our premium connections technology.

Suppliers

We require substantial quantities of raw materials to produce our products. Our principal raw material requirements include scrap metal and ferroalloys for use in our in-house steel-making operations and steel coils for producing welded pipe. In order to have diversified supply channels, we purchase our raw materials from numerous U.S. scrap, ferroalloys, couplings and steel coil producers, including PSC Metals, Inc., Minerais U.S. LLC, AmTex Machine Products Inc. and Nucor Corporation. We are not dependent on any single source of supply for scrap or steel coils, with no single supplier exceeding 10% or more of our raw materials as a percentage of overall costs during the nine months ended September 30, 2017 and the year ended December 31, 2016.

Customers

For the nine months ended September 30, 2017, our five largest customers by sales revenues were the following distributors: B&L Pipeco Services, Inc., Consolidated Pipe & Supply Company, Inc., CTAP LLC, Pyramid Tubular Products L.P. and Sooner Pipe LLC, accounting for 69% of our total pipe sales. In addition, three of our distributors, B&L Pipeco Services, Inc., CTAP LLC and Sooner Pipe LLC, each accounted for more than 10% of our revenue for the nine months ended September 30, 2017. We expect this concentration of customers to continue for the foreseeable future.

Most of our customer agreements represent framework agreements with non-exclusive distributors of our finished products. The agreements generally address types of product, warranties, indemnification,

confidentiality, termination and assignment issues, terms and conditions of sale, claim policies, cancellation policies, storage policies and sales to end-users. These agreements generally do not address product volumes or pricing, which are determined between the parties during the placement of the specific order.

Sales and Marketing

Our sales team seeks to develop close, long-term relationships with our customers, which include both our distributors and the end-users who purchase our products through our distributors, by seeking to provide them with a consistent quality of products, competitive pricing and timely delivery of orders. We have an established network of distributors and sales representatives throughout the United States with strong relationships with a diverse end-user base, which includes Anadarko Petroleum Corporation, Ascent Energy, LLC, Chesapeake Energy Corporation, Devon Energy Corporation, Energen Corporation, EOG Resources, Inc., Marathon Oil Corporation, Occidental Petroleum Corporation, Rice Energy Inc. and XTO Energy Inc., a subsidiary of Exxon Mobil Corporation, among others. We seek to respond to our end-users’ individual requirements, ranging from specific packing or delivery requirements to the development of new products, including products manufactured using our own premium threaded connections.

In addition, in 2016 we launched a new marketing model focused on providing broader technical solutions and closer work with end-users of our products and distribution partners to synchronize production, logistics and inventories with demand in the fields, which we refer to as our “regional go-to-market” model. Customers working under this arrangement have the ability to reserve production capacity and place orders with minimum supply lead times and for the quantity and type of product required based on the latest drilling program. This marketing model allowed us to increase our customer base by 24% during the nine months ended September 30, 2017 and by 21% during the year ended December 31, 2016. The higher level of sales predictability allows us, our customers and distributors to exercise better control over production costs. In addition to our new marketing model, we also are growing our digital go-to-business model, including a continuous pipe tracking program that is in advanced customer testing, and an automated mill test reporting process that is now operational.

Competition

The market for steel pipe, particularly in the oil and gas sector, is highly competitive. We compete with other OCTG producers on price, quality and value added services. We face considerable competition primarily from local producers, such as Tenaris, U.S. Steel and Vallourec, as well as from companies importing OCTG and line pipe. Several key domestic competitors have announced capacity additions in recent years. In particular, Tenaris has constructed a seamless pipe mill near Bay City, Texas and begun initial production. This facility is expected to include new premium connections production capacity. Some foreign competitors, which have historically imported products into the United States, have announced that they plan to construct domestic manufacturing facilities, including for example, TPCO America Corporation, which has begun construction of a new seamless pipe facility near Gregory, Texas. We compete with these and other U.S. producers as well as certain foreign steel pipe producers, especially from South Korea and other countries, in the market for lower grade welded and industrial seamless pipe. For example, SeAH Steel Corp, a South Korean welded pipe manufacturer, recently announced its acquisition of United Metallurgical Co.’s pipe mill in Houston, Texas. Price is the main differentiating factor for these lower grade products, and certain foreign producers are often able to offer lower prices than us. The significant decline in oil and natural gas prices from 2014 to 2016 resulted in considerable price competition. Our sales of steel pipe are likely to continue to be subject to significant competition, which could lead to pricing pressure and adversely affect our sales and our margins. Similarly, competitors with new U.S. domestic production capacity, once completed, may seek to secure market share by offering lower prices, assisted by potentially lower production costs at these new facilities than at our own facilities, which may also lead to pricing pressure and adversely affect our sales and our margins.

Seasonality

Because of our geographic, product and customer diversity, our operations have not shown any material seasonal trends.

Insurance

Our assets may experience physical damage as a result of an accident or natural disaster. These hazards can also cause personal injury and loss of life, severe damage to and destruction of property and equipment, pollution or environmental damage and suspension of operations. We maintain our own general liability, product liability, business interruption, workers compensation and pollution liability insurance policies, among other policies, at varying levels of deductibles and limits that we believe are reasonable and prudent under the circumstances to cover our operations and assets. As we continue to grow, we will continue to evaluate our policy limits and retentions as they relate to the overall cost and scope of our insurance program.

Environmental, Health and Safety Matters

We are subject to a broad range of federal, state, provincial, local and foreign laws and regulations governing health and safety or the protection of the environment and natural resources, including, for example:

•	the RCRA and comparable state laws that impose requirements for the generation, handling, transportation, treatment, storage, disposal and cleanup of waste from our operations;

•	the CERCLA and comparable state laws that govern the cleanup of hazardous substances that may have been released at properties currently or previously owned or operated by us or locations which we have sent waste for disposal;

•	the CWA and analogous state laws and regulations that can impose detailed permit requirements and strict controls on discharges of waste water from our facilities; and

•	the CAA and comparable state laws and regulations that impose obligations related to air emissions, including federal and state laws and regulations to address GHG emissions.

Environmental pre-construction and operating permits are, or may be, required for certain of the Company’s operations, and such permits are subject to modification, renewal and revocation. It is likely that we will be subject to increasingly stringent environmental standards in the future, particularly under air quality and water quality laws. It is also likely that we will be required to make additional expenditures, which could be significant, relating to environmental matters such as pollution controls, on an ongoing basis. As our operations involve, and have involved, the handling, transport and distribution of materials that are, or could be classified as, toxic or hazardous or otherwise as pollutants, there is some risk of contamination and environmental damage inherent in our operations and the materials and products we handle and transport. Consequently, we are subject to environmental laws that impose liability for historical or new releases of hazardous substances. The costs of remedying such conditions may be significant, and remediation obligations could adversely affect our financial condition, results of operations and prospects. We are also subject to a variety of health and safety laws and regulations dealing with occupational health and safety.

Violations and liabilities with respect to these laws and regulations could result in significant administrative, civil, or criminal penalties, remedial clean-ups, natural resource damages, permit modifications or revocations, operational interruptions or shutdowns and other liabilities. Additionally, Congress and federal and state agencies frequently revise environmental laws and regulations, and any changes that result in more stringent or costly permitting, waste handling, disposal and clean-up requirements for the our industry could have a significant impact on our operating costs.

Below is an overview of some of the more significant environmental, health and safety requirements with which we must comply. Our clients’ operations are subject to similar laws and regulations. Any material adverse effect of these laws and regulations on our clients operations and financial position may also have an indirect material adverse effect on our operations and financial position.

Waste Handling

We handle, transport, store and dispose of wastes that are subject to the Resource Conservation and Recovery Act and comparable state laws and regulations, which affect our activities by imposing requirements regarding the generation, transportation, treatment, storage, disposal and cleanup of hazardous and non-hazardous wastes. With federal approval, the individual states administer some or all of the provisions of RCRA, sometimes in conjunction with their own, more stringent requirements.

Administrative, civil and criminal penalties can be imposed for failure to comply with waste handling requirements. Moreover, the EPA or state or local governments may adopt more stringent requirements for the handling of non-hazardous wastes or recategorize some non-hazardous wastes as hazardous for future regulation. Any such changes in these laws and regulations could have a material adverse effect on our capital expenditures and operating expenses. Although we do not believe the current costs of managing our wastes, as presently classified, to be significant, any legislative or regulatory reclassification of wastes could increase our costs to manage and dispose of such wastes.

Remediation of Hazardous Substances

CERCLA and analogous state laws generally impose liability without regard to fault or legality of the original conduct on classes of persons who are considered to be responsible for the release of a hazardous substance into the environment. These persons include the current owner or operator of a contaminated facility, a former owner or operator of the facility at the time of contamination, and those persons that disposed or arranged for the disposal of the hazardous substance at the facility. Liability for the costs of removing or remediating previously disposed wastes or contamination, damages to natural resources and the costs of conducting certain health studies, amongst other things, can be strict and joint and several. In addition, it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by the hazardous substances released into the environment. In the course of our operations, we use materials that, if released, would be subject to CERCLA and comparable state laws. Therefore, governmental agencies or third parties may seek to hold us responsible under CERCLA and comparable state statutes for all or part of the costs to clean up sites at which such hazardous substances have been released.

Water Discharges

The CWA, Safe Drinking Water Act, Oil Pollution Act and analogous state laws and regulations impose restrictions and strict controls regarding the unauthorized discharge of pollutants into regulated waters. The discharge of pollutants into regulated waters is prohibited, except in accordance with the terms of a permit issued by the EPA or the state. Also, spill prevention, control and countermeasure plan requirements require appropriate containment berms and similar structures in connection with on-site storage of significant quantities of oil to help prevent the contamination of regulated waters. Some states also maintain groundwater protection programs that require permits for discharges or operations that may impact groundwater conditions. These laws and any implementing regulations provide for administrative, civil and criminal penalties for any unauthorized discharges of oil and other substances in reportable quantities and may impose substantial potential liability for the costs of removal, remediation and damages.

The EPA and the Army Corps of Engineers (“Corps”) released a rule to revise the definition of “waters of the United States” (the “WOTUS rule”) for all CWA programs, which went into effect in August 2015. In October 2015, the U.S. Court of Appeals for the Sixth Circuit stayed the WOTUS rule nationwide pending further action of the court. In response to this decision, the EPA and the Corps resumed nationwide use of the agencies’ prior regulations defining the term “waters of the United States.” Those regulations will be implemented as they were prior to the effective date of the new WOTUS rule. In January 2017, the U.S. Supreme Court accepted review of the WOTUS rule to determine whether jurisdiction to hear challenges to the rule rests with the federal district or appellate courts. If upheld, the WOTUS rule could significantly expand federal control of land and water resources across the United States, triggering substantial additional permitting and regulatory requirements. In February 2017, the new Presidential administration issued an Executive Order directing the EPA and the Corps to review and, consistent with applicable law, to initiate a rule-making to rescind or revise the WOTUS rule. The EPA and the Corps published a notice of intent to review and rescind or revise the rule in March 2017. In addition, the U.S. Department of Justice filed a motion with the U.S. Supreme Court in March 2017 requesting that the U.S. Supreme Court stay the suit concerning which court should hear challenges to the rule. The U.S. Supreme Court denied the motion in April 2017. In June 2017, the EPA and the Corps proposed a rule that would initiate the first step in a two-step process intended to review and revise the definition of “waters of the United States” consistent with President Trump’s executive order. Under the proposal, the first step would be to rescind the May 2015 final rule and put back into effect the narrower language defining “waters of the United States” under the CWA that existed prior to the rule. The second step would be a notice-and-comment rule-making in which the agencies will conduct a substantive reevaluation of the definition of “waters of the United States.”

Air Emissions

The CAA and comparable state laws and regulations, regulate emissions of various air pollutants through the issuance of permits and the imposition of other emissions control requirements. The EPA has developed, and continues to develop, stringent regulations governing emissions of air pollutants from specified sources. New facilities may be required to obtain permits before work can begin, and existing facilities may be required to obtain additional permits and incur capital costs in order to remain in compliance. These and other laws and regulations may increase the costs of compliance for some facilities where we operate. Obtaining or renewing permits also has the potential to delay the development of our projects.

Climate Change

The EPA has determined that GHG present an endangerment to public health and the environment because such gases contribute to warming of the earth’s atmosphere and other climatic changes. Based on these findings, the EPA has adopted and implemented, and continues to adopt and implement, regulations that restrict emissions of GHGs under existing provisions of the CAA. Such regulations require preconstruction and operating permits for certain new or modified large stationary sources. Facilities required to obtain preconstruction permits for their GHG emissions are also required to meet “best available control technology” standards that are being established by the states or, in some cases, by the EPA on a case-by-case basis. The EPA also requires the annual reporting of GHG emissions from certain large sources of GHG emissions in the United States, including certain oil and natural gas production facilities. The U.S. Congress has from time to time considered adopting legislation to reduce emissions of GHGs and almost one-half of the states have already taken legal measures to reduce emissions of GHGs primarily through the planned development of GHG emission inventories and/or regional GHG cap and trade programs.

On August 3, 2015, the EPA also issued new regulations limiting carbon dioxide emissions from existing power generation facilities. Under this rule, nationwide carbon dioxide emissions would be reduced by approximately 30% from 2005 levels by 2030 with a flexible interim goal. Several industry groups and states challenged the rule. On February 9, 2016, the Supreme Court of the United States stayed the implementation of this rule pending judicial review. On March 28, 2017, President Trump signed an Executive Order directing the EPA to review the regulations, and on April 4, 2017, the EPA announced that it was reviewing the 2015 carbon dioxide regulations. On April 28, 2017, the U.S. Court of Appeals for the District of Columbia stayed the litigation pending the current administration’s review. That stay was extended for another 60 days on August 8,

2017. On October 10, 2017, the EPA initiated the formal rulemaking process to repeal the regulations. The EPA’s proposal will be subject to public comment and likely legal challenge, and as such we cannot predict at this time what impact the rulemaking will have on the demand for oil and natural gas production and our operations.

Canada has also taken steps to address GHG emissions. Environment Canada is currently developing regulations to reduce methane emissions from the upstream oil and natural gas industry, with final regulations expected by the end of the year. In addition, in December 2016, the federal government and eight provincial governments in Canada agreed to a national carbon pricing policy that sets a minimum price on GHG emissions throughout Canada. The Canadian federal government will implement a price in the remaining two provinces if they do not have a price or cap-and-trade program in place by 2018. Several other provincial initiatives have established various mechanisms to limit GHG emissions. In December 2015, the United States and Canada joined the international community at the 21st Conference of the Parties of the United Nations Framework Convention on Climate Change in Paris, France. The resulting Paris Agreement calls for the parties to undertake “ambitious efforts” to limit the average global temperature, and to conserve and enhance sinks and reservoirs of greenhouse gases. The Paris Agreement entered into force in November 2016. The United States and Canada are two of over 130 nations that have ratified or otherwise indicated that they intend to comply with the agreement. However, in June 2017, President Trump announced that the United States plans to withdraw from the Paris Agreement and to seek negotiations either to reenter the Paris Agreement on different terms or establish a new framework agreement. The Paris Agreement provides for a four-year exit process beginning in November 2016, which would result in an effective exit date of November 2020. The United States’ adherence to the exit process and/or the terms on which the United States may reenter the Paris Agreement or a separately negotiated agreement are unclear at this time. Any restrictions on emissions of GHGs that may be imposed could adversely affect the oil and natural gas industry by reducing demand for hydrocarbons and by making it more expensive to develop and produce hydrocarbons, either of which could have a material adverse effect on future demand for our products and services.

Moreover, climate change may cause more extreme weather conditions and increased volatility in seasonal temperatures. Extreme weather conditions can interfere with our operations and increase our costs, and damage resulting from extreme weather may not be fully insured.

OSHA Matters

The Occupational Safety and Health Act (“OSHA”) and comparable state statutes regulate the protection of the health and safety of workers. In December 2015, the U.S. Departments of Justice and Labor announced a plan to more frequently and effectively prosecute worker health and safety violations, including enhanced penalties. In addition, the OSHA hazard communication standard requires that information be maintained about hazardous materials used or produced in operations and that this information be provided to employees, state and local government authorities and the public.

Employees

As of November 30, 2017, we employed 1,985 people, including 67 contractors.

We are a party to two collective bargaining agreements covering approximately 690 of our employees at three of our facilities, which represents approximately 35% of our total employees, all of whom are members of the United Steel Workers, the primary U.S. steel industry trade union. These collective bargaining agreements regulate all facets of our labor relations, including salaries and compensations and working hours for bargaining unit members at these plants. Salaries, compensation and working hours for other U.S. plants that are not subject to collective bargaining agreements are determined in accordance with company policy.

We maintain strong relationships with our U.S. employees and with the trade unions. We have not experienced any strikes or work stoppages. We believe that this is due in part to our commitment to the social infrastructure of our host cities, our history of timely salary payments and our strong commitment to the social welfare of our employees.

Legal Proceedings

From time to time, we are a party to ongoing legal proceedings in the ordinary course of business. We do not believe the results of these proceedings, after consideration of insurance coverage and indemnification agreements with certain of our counterparties, individually or in the aggregate, will have a material adverse effect on our business, financial condition, results of operations or liquidity. However, the outcome of such matters is inherently uncertain, and estimates of our combined liabilities may change materially as circumstances develop. Furthermore, the amount of our insurance recoveries will be net of the amount of our self-insured retention and may not completely offset the costs of such proceedings. Our insurance provider may also deny our claim for coverage with respect to a particular proceeding or issue a reservation of rights letter stating that the provider may deny coverage upon investigation or further developments relating to a proceeding.

MANAGEMENT

Directors and Executive Officers

The following table sets forth the names, ages and titles of our directors, director nominees and executive officers as of November 30, 2017.

Name	Age	Position with IPSCO Tubulars Inc.	Position with PAO TMK
Peter “Piotr” Dimitri Galitzine	62	Chairman of the Board of Directors and Chief Executive Officer	—
Evgeny Makarov	40	Vice President, Chief Financial Officer and Director	—
Joel Mastervich	60	Vice President and Chief Operating Officer	—
Ryan Chadwick	49	Vice President, Secretary and General Counsel	—
David Diederich	59	Vice President, Research, Engineering and Product Development	—
Peter Smith	53	Vice President and Chief Human Resources Officer	—
Alberto Vazquez	45	Vice President and Chief Commercial Officer	—
Elena Verbinskaya	39	Vice President, Accounting Integration and Financial Reporting	Chief Accounting Officer
Andrei Zimin	37	Director	Chief Legal Counsel
Alexander Pumpyanskiy	30	Director Nominee	Director
Vladimir Shmatovich	53	Director Nominee	Vice President for Strategy and Business Development
Anthony Tripodo	64	Director Nominee	—
John Fees	60	Director Nominee	—

Peter “Piotr” Dimitri Galitzine

Peter “Piotr” Dimitri Galitzine has served as the Chairman of the Board since September 2008 and as Chief Executive Officer of IPSCO Tubulars Inc. since January 2016. Prior to joining us, Mr. Galitzine served on the board of directors of PAO TMK, the parent of IPSCO Tubulars Inc., as an independent director. He also held senior positions with Mannesmann AG, a German industrial conglomerate, and ZAO BASF and BASF AG, German chemical companies. Mr. Galitzine received a Bachelor of Science in Mechanical Engineering from the Massachusetts Institute of Technology. We believe that Mr. Galitzine’s 24 years of international and American industry experience and deep knowledge of our business and our customers makes him well suited to serve as Chairman of the Board.

Evgeny Makarov

Evgeny Makarov has served as Vice President and Chief Financial Officer and as a Director of IPSCO Tubulars Inc. since August 2013. Mr. Makarov will resign from the Board in connection with the listing of our common stock on the NYSE but will remain as Vice President and Chief Financial Officer. Prior to joining us, Mr. Makarov served as Director of the Economics and Planning Department as well as in various other finance roles for PAO TMK in Moscow from 2006 to 2013. Prior to joining PAO TMK, he held leadership finance roles with other energy and pipe producers. Mr. Makarov is married to Elena Verbinskaya, our Vice President of Accounting Integration and Financial Reporting. Mr. Makarov received degrees in Economics from the Volgograd Institute of Economics, Sociology and Law and the Academy of National Economy under the Government of the Russian Federation and an Executive Master of Business Administration from The Kellogg School of Management at Northwestern University.

Joel Mastervich

Joel Mastervich has served as Vice President and Chief Operating Officer of IPSCO Tubulars Inc. since April 2015. Prior to joining us, Mr. Mastervich served, from 2013 to 2015, as Executive Vice President of Vallourec

USA, a tubular solutions provider based in Houston, Texas. From 2005 to 2013, Mr. Mastervich served in various roles with Vallourec Star in Youngstown, Ohio, including chief operating officer from 2006 to 2010 and president from 2010 to 2013. He has 38 years of experience in the steel pipe industry. Mr. Mastervich received a Bachelor of Science in Metallurgical Engineering from the University of Pittsburgh and a Master of Business Administration from the University of Chicago.

Ryan Chadwick

Ryan Chadwick has served as Vice President, Secretary and General Counsel of IPSCO Tubulars Inc. since August 2013. Prior to joining us, Mr. Chadwick served, from 2012 to 2013, as Associate General Counsel for Eaton Corporation plc, or Eaton, a global manufacturer of power management products. At Eaton, Mr. Chadwick was responsible for providing legal services to the legacy businesses of Cooper Industries plc, a global manufacturer of electrical products, which Eaton acquired in late 2012. Prior to joining Eaton, he served in a number of roles at Cooper Industries from 2004 through 2012, including Associate General Counsel of Compliance, Senior Corporate Counsel and Senior Litigation Counsel. Prior to joining Cooper Industries, Mr. Chadwick was a partner focused on complex commercial litigation at the law firm Jackson Walker LLP. He has 24 years of legal experience. Mr. Chadwick holds a Doctorate of Jurisprudence and a Bachelor of Arts in Philosophy from the University of Houston.

David Diederich

David Diederich has served as Vice President for Research, Engineering and Product Development of IPSCO Tubulars Inc. since August 2015. Mr. Diederich served as Chief Manufacturing Officer of IPSCO Tubulars Inc. from 2011 to 2015 after joining IPSCO Tubulars Inc. in 2007. Prior to joining us, Mr. Diederich served in various positions with United States Steel Corporation, USS/KOBE Steel, Republic Technologies International, US Pipe & Foundry Co., Jindal Steel and Power Limited and NS Group. Mr. Diederich has over 25 years of experience in general management and senior positions in the iron and steel industry and a career span of 36 years. Mr. Diederich holds a Bachelor of Science in Metallurgical Engineering from the University of Cincinnati and a Master of Business Administration from Cleveland State University.

Peter Smith

Peter Smith has served as Vice President and Chief Human Resources Officer of IPSCO Tubulars Inc. since November 2012. Prior to joining us, Mr. Smith initially practiced as a lawyer before holding senior human resources positions at Kenda Capital LLC from 2009 to 2012 and at BG Group plc from 1997 to 2009. He has approximately five years of executive experience in the steel pipe industry and has worked in the energy industry for 27 years. Mr. Smith holds a Bachelor of Laws Degree from Queens University Belfast and is on the Human Resources Committee of the Steel Manufacturers Association.

Alberto Vazquez

Alberto Vazquez has served as Vice President and Chief Commercial Officer of IPSCO Tubulars Inc. since October 2016. Prior to joining us in 2014, he held several managerial positions at Tenaris from 2000 to 2014 supporting major oil companies and global accounts. Mr Vazquez has over 17 years of experience in the steel pipe industry. Mr. Vazquez received a Bachelor’s degree in Industrial Engineering from Universidad Nacional de Cuyo in Argentina and an Executive Master of Business Administration from A. B. Freeman School of Business at Tulane University.

Elena Verbinskaya

Elena Verbinskaya has served as Vice President of Accounting Integration and Financial Reporting of IPSCO Tubulars Inc. since September 2016. Mrs. Verbinskaya has served in various senior accounting roles with

PAO TMK since 2006 and has served as the Chief Accounting Officer of PAO TMK since 2006. Prior to joining PAO TMK, she held leadership finance roles in the beverage industry. She has 17 years of industry experience. Mrs. Verbinskaya is married to Evgeny Makarov, our Chief Financial Officer. Mrs. Verbinskaya received a Bachelor’s degree in Accounting, Analysis and Audit from Far Eastern State University in Russia and is a member of the Association of Chartered Certified Accountants.

Andrei Zimin

Andrei Zimin has served as a director of IPSCO Tubulars Inc. since September 2008. Mr. Zimin has also served as the Chief Legal Counsel of PAO TMK since 2012 and is also a member of the board of directors of several Russian and other foreign entities within the TMK Group. Prior to his current roles, Mr. Zimin served as Head of the Corporate Projects Department and Head of the Corporate Ownership Department of PAO TMK from 2004 to 2012. In 2003, Mr. Zimin graduated with a law degree from the Moscow State Institute of International Relations of the Ministry of Foreign Affairs of the Russian Federation. We believe that Mr. Zimin’s extensive legal knowledge and industry experience make him well suited to serve as a member of the Board.

Alexander Pumpyanskiy

We expect that Alexander Pumpyanskiy will become a director of IPSCO Tubulars Inc. in connection with the listing of our common stock on the NYSE. Since 2008, Mr. Pumpyanskiy has worked in various roles within the financial industry. From 2008 to 2016, he served at Sinara Capital Management SA as a leader of the firm’s investment activity. Mr. Pumpyanskiy is currently the Managing Director of Lera Capital SA, an investment boutique, where he has served since 2016. He is also Chairman of the board of directors of SKB Bank and serves on the board of directors of PAO TMK. He is the son of Dmitry Pumpyanskiy, the controlling shareholder of TMK Steel Holding Limited, the controlling shareholder of PAO TMK. Mr. Alexander Pumpyanskiy is a chartered financial analyst and has extensive experience dealing with investments in various asset classes, including private and public equity, spanning a number of industries. Mr. Alexander Pumpyanskiy received a degree in Business Management from the University of Geneva. We believe that Mr. Alexander Pumpyanskiy’s extensive financial background, investment expertise and experience as a director make him well suited to serve as a member of the Board.

Vladimir Shmatovich

We expect that Vladimir Shmatovich will become a director of IPSCO Tubulars Inc. in connection with the listing of our common stock on the NYSE. Since 2005, Mr. Shmatovich has served in various leadership roles at companies of the TMK Group, including Chief Financial Officer of PAO TMK. He currently serves as Vice President for Strategy and Business Development of PAO TMK. Prior to joining PAO TMK, Mr. Shmatovich served in financial leadership roles at several oil and gas and automotive companies, including Udmurtneft, Sidanko and RusRomAvto, and as Chief Executive Officer of OAO Interros, a large Russian private equity firm. He has 12 years of experience in the steel pipe industry. Mr. Shmatovich holds a Master of Business Administration from the University of Notre Dame and an undergraduate degree from the Moscow Finance Institute. We believe that Mr. Shmatovich’s extensive knowledge of finance and the steel pipe industry make him well suited to serve as a member of the Board.

Anthony Tripodo

We expect that Anthony Tripodo will become a director of IPSCO Tubulars Inc. in connection with the listing of our common stock on the NYSE. Mr. Tripodo has served as Senior Advisor of Helix Energy Solutions Group, Inc., or Helix, a provider of well intervention and robotics services for the offshore oil and gas and renewable energy industries, since June 2017 and as Executive Vice President since June 2008. Since 2003, Mr. Tripodo has served in a number of other roles at Helix, including Chief Financial Officer and Chairman of the Audit Committee. Prior to joining Helix in 2003, Mr. Tripodo served in financial leadership roles, including Chief Financial Officer, Chairman and Member of the Audit Committee, at Baker Hughes, Veritas DGC Inc., Tesco Corporation and various other energy and financial services companies. He has over 35 years of experience in the global energy industry. Mr. Tripodo also served as a manager during his tenure at the accounting firm of Price Waterhouse & Co., which spanned from 1974 to 1980. Mr. Tripodo holds a Bachelor of Arts in Business from St. Thomas University and is a certified public accountant. We believe that Mr. Tripodo’s significant energy industry and corporate governance experience, financial expertise and leadership experience make him well suited to serve as a member of the Board.

John Fees

We expect that John Fees will become a director of IPSCO Tubulars Inc. in connection with the listing of our common stock on the NYSE. Mr. Fees has extensive experience in the manufacturing industry, having served since 1979 in a number of roles at The Babcock & Wilcox Company, or Babcock, a global provider to industrial and energy companies of engineering, manufacturing and aftermarket services, and its related companies. He has held various roles, including President, Chief Executive Officer and Chairman. From 2008 to 2010, Mr. Fees was Chief Executive Officer of McDermott International, Inc., a global engineering, procurement, construction and installation company and the former owner of Babcock. Recently, from 2010 to 2015, he served as Chairman of Babcock and since 2015 has served as Executive Chairman of BWX Technologies, Inc., or BWX, the company that remained after Babcock spun off its power generation business. At BWX, Mr. Fees oversees the design, engineering and manufacturing of precision naval nuclear components, reactors and nuclear fuel for the U.S. government, as well as major component manufacturing and design of equipment for commercial nuclear plants. Mr. Fees also currently serves on the board of directors of Brookfield Infrastructure Partners LP, an infrastructure asset manager, and has served on the boards of various other companies engaged in engineering and manufacturing. Mr. Fees holds a Master of Science in Engineering Management from George Washington University and a Bachelor of Science in Industrial Engineering from the University of Pittsburgh. We believe that Mr. Fees’ significant manufacturing industry experience and leadership experience make him well suited to serve as a member of the Board.

Status as a Controlled Company

Because PAO TMK will beneficially own a majority of our outstanding common stock following the completion of this offering, we expect to be a controlled company as of the completion of the offering under the rules of the NYSE. A controlled company need not comply with the applicable corporate governance rules that require its board of directors to have a majority of independent directors and independent compensation and nominating and governance committees. Notwithstanding our status as a controlled company, we will remain subject to the applicable corporate governance standard that requires us to have an audit committee composed entirely of independent directors. As a result, we must have at least one independent director on our audit committee by the date our common stock is listed on the NYSE, a majority of independent directors on our audit committee within 90 days of the listing date and all independent directors on our audit committee within one year of the listing date.

Because we are a controlled company, we will not be required to, and do not currently expect to have, a compensation committee or a nominating and corporate governance committee. If at any time we cease to be a controlled company, we will take all action necessary to comply with the NYSE listing rules, including appointing a majority of independent directors to the board of directors and ensuring we have a compensation committee and a nominating and corporate governance committee, each composed entirely of independent directors, subject to a permitted “phase-in” period. We will cease to qualify as a controlled company once PAO TMK ceases to control a majority of our voting stock.

Board of Directors and Committees

The Board currently consists of three members. In connection with this offering, we will enter into a stockholders agreement with PAO TMK. Pursuant to the stockholders agreement, PAO TMK will be entitled to nominate a certain number of directors to the Board that corresponds to the percentage of our common stock then outstanding held by PAO TMK. See “Certain Relationships and Related Party Transactions—Related Party Transactions—Stockholders Agreement.” The Board will initially consist of six directors. We intend to appoint Anthony Tripodo and John Fees as independent directors effective as of the date our common stock is listed on the NYSE. In making such appointments, the Board will review the independence of our directors using the independence requirements of the Exchange Act and NYSE listing standards. Within one year of the date of effectiveness of the registration statement, we will appoint a third independent director and increase the size of the board to seven directors.

Our amended and restated bylaws will provide that the authorized number of directors will, subject to the provisions of the stockholders agreement, be fixed from time to time by the Board pursuant to a resolution adopted by a majority of the whole board. In addition, our amended and restated bylaws will provide that, in general, vacancies on the board may be filled by a majority of directors in office, although less than a quorum.

In evaluating director candidates, we will assess whether a candidate possesses the integrity, judgment, knowledge, experience, skills and expertise that are likely to enhance the board’s ability to manage and direct our affairs and business, including, when applicable, to enhance the ability of the committees of the board to fulfill their duties. Our amended and restated bylaws will provide that directors hold office until their successors have been elected or qualified or until their earlier death, resignation or removal. Executive officers are appointed by, and serve at the discretion of, the Board.

Audit Committee

The Board will establish an audit committee in connection with this offering whose functions include the following:

•	assist the Board in its oversight responsibilities regarding the integrity of our financial statements, our compliance with legal and regulatory requirements, the independent accountant’s qualifications and independence and our accounting and financial reporting processes of and the audits of our financial statements;

•	prepare the report required by the SEC for inclusion in our annual proxy or information statement;

•	approve audit and non-audit services to be performed by the independent accountants; and

•	perform such other functions as the Board may from time to time assign to the audit committee.

The specific functions and responsibilities of the audit committee will be set forth in the audit committee charter. We anticipate that our audit committee will initially be comprised of Anthony Tripodo and John Fees, each of whom will be independent and will satisfy the financial literacy standards for audit committee members under the Exchange Act and NYSE listing standards. We also anticipate that Anthony Tripodo will qualify as an “audit committee financial expert” under applicable SEC rules. Within one year after completion of the offering, we expect that our audit committee will be composed of three members that will satisfy the independence requirements of the Exchange Act and NYSE listing standards.

Compensation Committee

Because we expect to be a controlled company as of the closing of this offering within the meaning of NYSE corporate governance standards, we will not be required to, and do not currently expect to, have a compensation committee as of the closing of this offering. If and when we are no longer a controlled company within the meaning of NYSE corporate governance standards, we will be required to establish a compensation committee. We anticipate that such a compensation committee would consist of three directors each of whom will be “independent” under the rules of the SEC, Sarbanes Oxley and the NYSE. This committee would establish salaries, incentives and other forms of compensation for officers and other employees. Any compensation committee would also administer our incentive compensation and benefit plans. Upon formation of a compensation committee, we would expect to adopt a compensation committee charter defining the committee’s primary duties in a manner consistent with the rules of the SEC, the Public Company Accounting Oversight Board and applicable stock exchange or market standards.

Nominating and Corporate Governance Committee

Because we expect to be a controlled company as of the closing of this offering within the meaning of NYSE corporate governance standards, we will not be required to, and do not currently expect to, have a nominating and corporate governance committee. If and when we are no longer a controlled company within the meaning of NYSE corporate governance standards, we will be required to establish a nominating and corporate governance committee. We anticipate that such a nominating and corporate governance committee would consist of three directors each of whom will be “independent” under the rules of the SEC. This committee would identify, evaluate and recommend qualified nominees to serve on the Board, develop and oversee our internal corporate governance processes and maintain a management succession plan. Upon formation of a nominating and corporate governance committee, we would expect to adopt a nominating and corporate governance committee charter defining the committee’s primary duties in a manner consistent with the rules of the SEC and NYSE standards.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serve on the Board or compensation committee of a company that has an executive officer that serves on the board. No member of the board is an executive officer of a company in which one of our executive officers serves as a member of the Board or compensation committee of that company.

Board Role in Risk Oversight

Our corporate governance guidelines will provide that the Board is responsible for reviewing the process for assessing the major risks facing us and the options for their mitigation. This responsibility will be largely satisfied by our audit committee, which is responsible for reviewing and discussing with management and our independent registered public accounting firm our major risk exposures and the policies management has implemented to monitor such exposures, including our financial risk exposures and risk management policies.

Code of Business Conduct and Ethics

Prior to the completion of this offering, the Board will adopt an updated code of business conduct and ethics applicable to our employees, directors and officers, in accordance with applicable U.S. federal securities laws and the corporate governance rules of the NYSE. Any waiver of this code may be made only by the Board and will be promptly disclosed as required by applicable U.S. federal securities laws and the corporate governance rules of the NYSE.

Corporate Governance Guidelines

Prior to the completion of this offering, the Board will adopt corporate governance guidelines in accordance with the corporate governance rules of the NYSE.

EXECUTIVE AND DIRECTOR COMPENSATION

Executive Compensation

This section discusses the material components of the executive compensation program for our executive officers who are named in the “2016 Summary Compensation Table” below. In 2016, our “named executive officers” and their positions were as follow:

•	Peter “Piotr” Dimitri Galitzine, Chairman and Chief Executive Officer;

•	Joel Mastervich, Vice President & Chief Operating Officer;

•	Evgeny Makarov, Vice President & Chief Financial Officer; and

•	David Mitch, our former President & Chief Executive Officer.

We are an “emerging growth company,” within the meaning of the JOBS Act, and have elected to comply with the reduced compensation disclosure requirements available to emerging growth companies under the JOBS Act.

2016 Summary Compensation Table

Name and Principal Position	Year	Salary ($)		Bonus (3)	Non-Equity Incentive Plan Compensation ($) (4)	All Other Compensation ($)		Total
Peter “Piotr” Dimitri Galitzine Chief Executive Officer	2016	780,000		—	245,000	306,180	(5)	1,331,180

Joel Mastervich Chief Operating Officer	2016	430,000		75,000	111,026	12,875	(6)	628,901

Evgeny Makarov Chief Financial Officer	2016	312,000		78,000	59,704	66,827	(7)	516,531

David Mitch(1) Former Chief Executive Officer	2016	6,011	(2)	—	—	538,419	(8)	544,430

(1)	Mr. Mitch’s employment with us terminated effective as of January 8, 2016, and he has provided consulting services to us thereafter pursuant to the terms of a consulting agreement. For additional information, refer to the discussion in the section entitled “Employment and Consulting Arrangements” below under the heading “—David Mitch.”
(2)	Amount shown reflects a pro-rated salary amount earned for 2016.
(3)	Amount shown includes a $75,000 supplemental cash bonus paid to Mr. Mastervich in connection with the commencement of his employment with us in 2015, which was scheduled to be paid on December 31, 2016, subject to his continued employment with us through the payment date, and a cash retention bonus award of $78,000 for Mr. Makarov.
(4)	Amounts shown include annual performance bonus awards for each of our named executive officers other than Mr. Mitch. Amounts shown were earned based on performance in 2016 and paid in early 2017. For additional information, refer to the discussion in the section entitled “—Performance Bonuses” below.
(5)

Amount shown includes 401(k) matching contributions of $9,750, tax reimbursement payments of $144,863, an executive medical allowance equal to $2,500, a tax preparation allowance of $26,033, the cost to us of $15,713 of fuel, maintenance and insurance associated with a company-owned car that Mr. Galitzine is entitled to use, the cost to us of $73,820 to employ a driver for Mr. Galitzine, $23,300 representing the cost to us of a company-owned car that is made available for Mr. Galitzine’s personal use, and reimbursements of $10,201 to Mr. Galitzine for club dues. For additional information, refer to the discussion in the “Narrative Disclosure to 2016 Summary Compensation Table” below under the heading “—Retirement, Health, Welfare and Additional Benefits.”
(6)	Amount shown includes 401(k) matching contributions of $5,375, a tax preparation allowance of $5,000 and an executive medical allowance equal to $2,500. For additional information, refer to the discussion in the “Narrative Disclosure to 2016 Summary Compensation Table” below under the heading “—Retirement, Health, Welfare and Additional Benefits.”
(7)	Amount shown includes 401(k) matching contributions of $7,800, an executive medical allowance equal to $2,500, a tax preparation allowance of $1,469, a housing allowance of $36,000, tuition assistance equal to $14,430, and the cost of one roundtrip to Zurich, Switzerland in the amount of $4,628. For additional information, refer to the discussion in the “Narrative Disclosure to 2016 Summary Compensation Table” below under the heading “—Retirement, Health, Welfare and Additional Benefits.”
(8)	Amount shown includes 401(k) matching contributions of $5,977, an executive medical allowance equal to $2,500, a tax preparation allowance of $2,800, a payment in connection with the termination of Mr. Mitch’s employment of $8,538 for accrued but unused vacation time, severance payments of $433,989 in connection with the termination of Mr. Mitch’s employment with us and a fee of $84,615 paid by us for consulting services provided by Mr. Mitch following the termination of his employment until December 31, 2016. For additional information, refer to the discussion in the sections entitled “Narrative Disclosure to 2016 Summary Compensation Table” below under the heading “—Retirement, Health, Welfare and Additional Benefits” and “Employment and Consulting Arrangements” below under the heading “—David Mitch.”

Narrative Disclosure to Summary Compensation Table and Additional Narrative Disclosure

The primary elements of compensation for our named executive officers are base salary, annual cash bonuses and, for Messrs. Galitzine, Mitch and Mastervich, participation in a supplementary executive retirement plan. The named executive officers also participate in employee benefit plans and programs that we offer to our other full-time employees on the same basis and receive certain additional benefits and perquisites, as described below.

Base Salaries

We pay our named executive officers a base salary to compensate them for the satisfactory performance of services rendered to our company. The base salary payable to each named executive officer is intended to provide a fixed component of compensation reflecting the executive’s skill set, experience, role and responsibilities. Base salaries for our named executive officers have generally been set at levels deemed necessary to attract and retain individuals with superior talent and were originally established in each named executive officer’s employment agreement or offer letter. The following table shows the annual base salaries for 2016 and 2017 of our named executive officers.

Name	2016 Annual Base Salary ($)	2017 Annual Base Salary ($)(2)
Peter “Piotr” Dimitri Galitzine	780,000	780,000
Joel Mastervich	430,000	445,000
Evgeny Makarov	312,000	325,000
David Mitch(1)	440,000	—

(1)	Mr. Mitch’s employment with us terminated effective as of January 8, 2016.
(2)	Base Salary increases became effective March 1, 2017.

Performance Bonuses

Our named executive officers have the opportunity to earn annual cash bonuses to compensate them for attaining short-term company and individual performance goals. Bonuses for 2016, as described in this paragraph, were earned based on performance in 2016 and paid in early 2017 following completion of our performance review. Each named executive officer has an annual target bonus that is expressed as a percentage of his annual base salary. The target bonus percentages for our named executive officers were 70% for Mr. Galitzine, 50% for Mr. Mastervich and 40% for Mr. Makarov. Awards under our bonus plan for 2016 were based on performance goals that were generally based on financial and operational criteria, including our earnings before interest, taxes, depreciation and amortization expense (50% weighting), total shipments achieved (10% weighting), our total cost of employment (10% weighting), health, safety and environmental goals (5% weighting), contributions to our talent development and succession management efforts (5% weighting), department-level criteria (15% weighting) and individual contributions (5% weighting); however the Board maintains ultimate discretion over all bonus payouts and no awards are paid unless approved by the board. Bonus awards for performance in 2016, which were paid in early 2017, are set forth in the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table above.

Long-Term Incentive Plan

We have maintained a cash-based long-term incentive plan (the “LTIP”), pursuant to which our named executive officers are eligible to earn additional cash awards based on our financial performance over specified performance periods. Each participant in the LTIP is assigned a target award level and awards can be earned from 0% to 200% depending on performance. To the extent earned, awards are paid in the first quarter of the year following the end of the applicable performance period, which for the performance period ending on December 31, 2016 was a single three year performance period. For the performance period ending December 31, 2016, awards were based on our absolute and relative return on capital employed as compared to a comparator group of 110 industrial companies selected by the Board. We did not achieve the threshold performance level required to receive any payout for the performance cycle that ended December 31, 2016 and therefore no awards were paid under the LTIP.

Supplementary Executive Retirement Plan

We sponsor a supplementary executive retirement plan (the “SERP”) pursuant to which selected highly-compensated employees, including Messrs. Galitzine and Mastervich, are entitled to receive a retirement benefit in excess of the benefit provided under our 401(k) defined contribution plan. The SERP is an unfunded defined benefit retirement plan that provides for cash payments to participants following a separation of service with our company after attaining the age of 62. Mr. Mitch also participated in the SERP prior to his termination of employment, and he received a payout of benefits due under the SERP in connection with such termination. The SERP benefit is a lifetime benefit that is generally equal to 2% of the participant’s average annual earnings over the three years in which earnings were the highest, multiplied by his or her years of service with our company and its predecessors, less an amount equal to an actuarially-determined annuity equivalent of the total matching contributions (including earnings thereon) under our 401(k) defined contribution plan, assuming the participant had maximized all elective contributions under the plan. Payments under the SERP are paid monthly for the remainder of the participant’s life, with a minimum of 180 monthly payments, provided that the participant may elect to receive the retirement benefit in an actuarially equivalent lump sum payment. Executives who incur a separation of service with our company prior to attaining the age of 62 may receive a reduced benefit if certain conditions are met, provided that executives who incur a separation of service with our company within 24 months following a change in control of our company after attaining the age of 55 are entitled to receive the normal retirement benefit. Participants are always 100% vested in their retirement benefits under the SERP, provided that the participant’s entire benefit under the SERP will be forfeited in the event the participant is terminated by us for cause.

401(k), Health, Welfare and Additional Benefits

Our named executive officers are eligible to participate in our employee benefit plans and programs, including medical and dental benefits, flexible spending accounts, long-term care benefits, and short- and long-term disability and life insurance, to the same extent as our other full-time employees, subject to the terms and eligibility requirements of those plans. Each of our named executive officers was also entitled to receive an executive medical allowance equal to $2,500 in 2016.

We sponsor a 401(k) defined contribution plan in which our named executive officers may participate, subject to limits imposed by the Internal Revenue Code, to the same extent as our other full-time employees. During part of 2016, we matched 5% of contributions made by participants in the 401(k); however, matching contributions were suspended in April 2016.

In addition to his regular annual salary and other compensation amounts, Mr. Galitzine is entitled to receive reimbursement and make-whole payments for certain state or local taxes incurred as a result of his significant travel obligations on behalf of the Company, other than taxes for services provided in the state of Texas. In 2016, we paid total tax reimbursement and make-whole amounts of $144,863 to Mr. Galitzine. In addition, we also reimburse Messrs. Galitzine, Mitch, Mastervich and Makarov for the cost of tax preparation services, up to a defined limit, which for 2016 was $35,000 for Mr. Galitzine, $5,000 for Mr. Mitch, $5,000 for Mr. Mastervich and $5,000 for Mr. Makarov. The actual reimbursement amounts are described in the footnotes to the Summary Compensation Table above.

We also provide to Mr. Galitzine the use of a company-owned car and the services of a driver employed by us, as well as reimbursement for certain club dues. In 2016, we paid Mr. Makarov a cash amount representing tuition assistance and paid certain travel costs in connection with one roundtrip to Zurich, Switzerland for Mr. Makarov in lieu of the return flight to Russia that Mr. Makarov is entitled to receive pursuant to his employment agreement (as described below). We also provide a housing allowance of $3,000 per month to Mr. Makarov pursuant to his employment agreement.

In connection with the termination of Mr. Mitch’s employment, we made a payment of $8,538 for accrued but unused vacation time, a severance payment of $433,989 in connection with the termination of Mr. Mitch’s employment with us and a fee of $84,615 paid by us for consulting services provided by Mr. Mitch following the termination of his employment until December 31, 2016. These amounts are reported under the “All Other Compensation” column of the 2016 Summary Compensation Table above.

Employment and Consulting Arrangements

We have entered into employment agreements or offer letters with each of our named executive officers, and entered into a separation agreement and consulting agreement with Mr. Mitch in connection with the termination of his employment with us. Certain key terms of these agreements are described below.

Peter “Piotr” Dimitri Galitzine

We entered into an employment agreement with Mr. Galitzine on April 1, 2016, which has an initial term until December 31, 2022 and which will automatically renew for additional one year periods unless either Mr. Galitzine or we give at least 90 days’ notice of non-renewal to the other party. The agreement provides for an initial annual base salary in the amount of $780,000 and the opportunity to earn an annual performance-based bonus, with a target of 70% of base salary and maximum payment opportunity of 140% of base salary, subject to the achievement of performance goals determined in accordance with our annual bonus plan. Pursuant to the employment agreement, we have agreed to reimburse Mr. Galitzine for tax advice and consulting services (up to $35,000 per year) and to pay for all reasonable costs in connection with the purchase, use, maintenance and insurance of a company vehicle as well as a driver to transport Mr. Galitzine to and from the office, airports and on business trips. The employment agreement also entitles Mr. Galitzine to participate in the LTIP, with a target payment opportunity of 75% of his base salary, subject to the achievement of performance goals determined in accordance with the LTIP. Under his employment agreement, Mr. Galitzine is entitled to receive reimbursement and make-whole payments for certain state or local taxes incurred as a result of his significant travel obligations on behalf of the company, other than taxes for services provided in the state of Texas.

If Mr. Galitzine’s employment is terminated due to his death or incapacity, Mr. Galitzine (or, if applicable, his estate) will be entitled to receive a pro-rated annual bonus for the year of termination and accelerated vesting of a pro-rated basis of any outstanding performance units granted under the LTIP. If Mr. Galitzine’s employment is terminated by us for reasons other than “Misconduct” or by Mr. Galitzine for “Good Reason” (as such capitalized terms are defined in his employment agreement), then Mr. Galitzine will be entitled to receive twelve months of base salary continuation and continued medical, dental, vision and life insurance coverage, a pro-rated bonus for the year of termination, and accelerated vesting on a pro-rated basis of any outstanding performance units granted under the LTIP.

Mr. Galitzine has agreed to refrain from disclosing our confidential information during or at any time following his employment with us and, pursuant to a separate Confidentiality, Assignment and Non-Cooperation Agreement dated April 1, 2016, from competing with us or soliciting our employees or customers during his employment and for 12 months following the termination of his employment.

Joel Mastervich

We entered into an employment agreement with Mr. Mastervich on March 3, 2015, which has a current term that will expire on December 31, 2017, and which will automatically renew for additional one year periods unless either Mr. Mastervich or we give at least 90 days’ notice of non-renewal to the other party. The agreement provides for an initial annual base salary in the amount of $430,000 and the opportunity to earn an annual performance-based bonus, with a target of 50% of base salary, subject to the achievement of performance goals determined in accordance with our annual bonus plan. The employment agreement also entitles Mr. Mastervich to participate in the LTIP, with a target payment opportunity of 75% of his base salary, subject to the achievement of performance goals determined in accordance with the LTIP. Pursuant to his employment agreement, Mr. Mastervich is also entitled to receive three supplemental bonuses, each in the amount of $75,000, payable on each December 31 of 2015, 2016 and 2017, subject to his continued employment on each applicable payment date.

If Mr. Mastervich’s employment is terminated due to his death or incapacity, Mr. Mastervich (or, if applicable, his estate) will be entitled to receive a pro-rated annual bonus for the year of termination, accelerated vesting of a pro-rated basis of any outstanding performance units granted under the LTIP and any unpaid supplemental bonuses. If Mr. Mastervich’s employment is terminated by us for reasons other than “Misconduct” or by Mr. Mastervich for “Good Reason” (as such capitalized terms are defined in his employment agreement), then Mr. Mastervich will be entitled to receive twelve months of base salary continuation and continued medical, dental, vision and life insurance coverage, a pro-rated bonus for the year of termination, accelerated vesting on a pro-rated basis of any outstanding performance units granted under the LTIP and any unpaid supplemental bonuses. Mr. Mastervich has agreed to refrain from disclosing our confidential information during or at any time following his employment with us and from competing with us or soliciting our employees or customers during his employment and for twelve months following termination of his employment.

Evgeny Makarov

We entered into an offer letter agreement with Mr. Makarov dated July 30, 2013, which was renewed and amended on September 8, 2016 and again on August 1, 2017. The offer letter agreement with Mr. Makarov has a current term that will expire on August 5, 2018. The agreement provides for an initial annual base salary in the amount of $300,000 and the opportunity to earn an annual performance-based bonus, with a target of 40% of base salary, subject to the achievement of performance goals determined in accordance with our annual bonus plan. Mr. Makarov’s target bonus percentage was increased to 50% of his base salary for 2017. The offer letter agreement also entitles Mr. Makarov to an annual cash payment in lieu of his participation in the LTIP which was based on 50% of his base salary at target level for 2016 and is based on 75% of his base salary for 2017. Pursuant to his offer letter agreement, Mr. Makarov is entitled to receive a monthly housing allowance of up to $3,000 per month, one business class round trip airline ticket from Houston, TX to Moscow per year for vacation, participation in our tuition assistance program, and reimbursement for tax preparation services (up to $5,000 per year). Either party may terminate the offer letter agreement upon 30 days’ notice, provided that, if we terminate Mr. Makarov’s arrangement without “Cause” (as defined in the offer letter agreement) then Mr. Makarov will be entitled to receive two months’ salary, the next bonus payment due after such termination in lieu of his participation in the LTIP and reasonable assistance for the return of his household goods to Moscow.

Pursuant to a separate Confidentiality, Assignment and Non-Cooperation Agreement, Mr. Makarov has agreed to refrain from disclosing our confidential information during or at any time following his employment with us and from competing with us or soliciting our employees or customers during his employment and for 12 months following termination of his employment.

David Mitch

In connection with David Mitch’s termination of employment with us on January 8, 2016, we entered into a Separation Agreement and General Waiver and Release of All Claims, effective as of January 8, 2016, with Mr. Mitch (the “Mitch Separation Agreement”). Pursuant to the Mitch Separation Agreement, we agreed to continue to pay Mr. Mitch his base salary in accordance with our payroll procedures and to continue to provide Mr. Mitch with medical, dental, vision and life insurance coverage, in each case, for 12 months following the termination of his employment with us. We also agreed to thereafter make a lump sum payment to Mr. Mitch in the gross amount of $12,000 on the first payroll date following January 8, 2017 in the event that Mr. Mitch did not secure employment that provided medical and dental health benefits by January 8, 2017. The Mitch Separation Agreement also provided for the payout of benefits due under the SERP, reimbursement for expenses related to tax consultation and advice (up to a maximum of $5,000) for 2016, and a lump sum payment equal to five days’ of pay for accrued but unused vacation time. Furthermore, under the terms of the Mitch Separation Agreement, Mr. Mitch will also be eligible to receive pro-rated payouts under our LTIP at the conclusion of the applicable performance period for performance periods that began prior to his termination, subject to attainment of the relevant performance goals. The Mitch Separation Agreement includes a general release of claims in our favor.

Following the termination of his employment with us, Mr. Mitch has provided consulting services to us pursuant to a Consulting Agreement (the “Mitch Consulting Agreement”) that we entered into with him. The Mitch Consulting Agreement had an initial term of one year and was automatically extended for a subsequent one-year term. Pursuant to the Mitch Consulting Agreement, Mr. Mitch is entitled to receive consulting fees of $100,000 per annum.

Our Incentive Award Plan

Effective prior to the first public trading date of our common stock, we will have adopted and our stockholders will have approved the 2018 Incentive Award Plan, or the 2018 Plan, under which we may grant cash and equity-based incentive awards to eligible service providers in order to attract, retain and motivate the persons who make important contributions to our company. The material terms of the 2018 Plan are summarized below.

Eligibility and Administration. Our employees, consultants and directors, and employees and consultants of our subsidiaries, will be eligible to receive awards under the 2018 Plan. The 2018 Plan will be administered by the Board, which may delegate its duties and responsibilities to one or more committees of our directors and/or officers (referred to collectively as the plan administrator below), subject to the limitations imposed under the 2018 Plan, Section 16 of the Exchange Act, stock exchange rules and other applicable laws. The plan administrator will have the authority to take all actions and make all determinations under the 2018 Plan, to interpret the 2018 Plan and award agreements and to adopt, amend and repeal rules for the administration of the 2018 Plan as it deems advisable. The plan administrator will also have the authority to determine which eligible service providers receive awards, grant awards and set the terms and conditions of all awards under the 2018 Plan, including any vesting and vesting acceleration provisions, subject to the conditions and limitations in the 2018 Plan.

Shares Available for Awards. An aggregate of              shares of our common stock will initially be available for issuance under the 2018 Plan. No more than              shares of common stock may be issued under the 2018 Plan upon the exercise of incentive stock options. Shares issued under the 2018 Plan may be authorized but unissued shares, shares purchased on the open market or treasury shares.

If an award under the 2018 Plan expires, lapses or is terminated, exchanged for cash, surrendered, repurchased, canceled without having been fully exercised or forfeited, then any unused shares subject to such an award will again be available for new grants under the 2018 Plan. Awards granted under the 2018 Plan in substitution for any options or other stock or stock-based awards granted by an entity before the entity’s merger or consolidation with us or our acquisition of the entity’s property or stock will not reduce the shares available for grant under the 2018 Plan, but will count against the maximum number of shares that may be issued upon the exercise of incentive stock options.

In addition, the maximum aggregate grant date fair value as determined in accordance with FASB ASC Topic 718 (or any successor thereto), of awards granted to any non-employee director for services as a director pursuant to the 2018 Plan during any fiscal year may not exceed $             (or, in the fiscal year of any director’s initial service, $            ). The plan administrator may, however, make exceptions to such limit on director compensation in extraordinary circumstances, subject to the limitations in the 2018 Plan.

Awards. The 2018 Plan provides for the grant of stock options, including incentive stock options, or ISOs, and nonqualified stock options, or NSOs, stock appreciation rights, or SARs, restricted stock, dividend equivalents, restricted stock units, or RSUs, and other stock or cash based awards. Certain awards under the 2018 Plan may constitute or provide for payment of “nonqualified deferred compensation” under Section 409A of the Code. All awards under the 2018 Plan will be set forth in award agreements, which will detail the terms and conditions of awards, including any applicable vesting and payment terms and post-termination exercise limitations. A brief description of each award type follows.

•	Stock Options and SARs. Stock options provide for the purchase of shares of our common stock in the future at an exercise price set on the grant date. ISOs, by contrast to NSOs, may provide tax deferral beyond exercise and favorable capital gains tax treatment to their holders if certain holding period and other requirements of the Code are satisfied. SARs entitle their holder, upon exercise, to receive from us an amount equal to the appreciation of the shares subject to the award between the grant date and the exercise date. The plan administrator will determine the number of shares covered by each option and SAR, the exercise price of each option and SAR and the conditions and limitations applicable to the exercise of each option and SAR. The exercise price of a stock option or SAR will not be less than 100% of the fair market value of the underlying share on the grant date (or 110% in the case of ISOs granted to certain significant stockholders), except with respect to certain substitute awards granted in connection with a corporate transaction. The term of a stock option or SAR may not be longer than ten years (or five years in the case of ISOs granted to certain significant stockholders). The maximum aggregate number of shares of common stock with respect to one or more options or SARs that may be granted to any one person during any fiscal year of the company will be .

•	Restricted Stock and RSUs. Restricted stock is an award of nontransferable shares of our common stock that remain forfeitable unless and until specified conditions are met and which may be subject to a purchase price. RSUs are contractual promises to deliver shares of our common stock in the future, which may also remain forfeitable unless and until specified conditions are met and may be accompanied by the right to receive the equivalent value of dividends paid on shares of our common stock prior to the delivery of the underlying shares. The plan administrator may provide that the delivery of the shares underlying RSUs will be deferred on a mandatory basis or at the election of the participant. The terms and conditions applicable to restricted stock and RSUs will be determined by the plan administrator, subject to the conditions and limitations contained in the 2018 Plan.

•	Other Stock or Cash Based Awards. Other stock or cash based awards are awards of cash, fully vested shares of our common stock and other awards valued wholly or partially by referring to, or otherwise based on, shares of our common stock or other property. Other stock or cash based awards may be granted to participants and may also be available as a payment form in the settlement of other awards, as standalone payments and as payment in lieu of compensation to which a participant is otherwise entitled. The plan administrator will determine the terms and conditions of other stock or cash based awards, which may include any purchase price, performance goal, transfer restrictions and vesting conditions.

Performance Criteria. The plan administrator may select performance criteria for an award to establish performance goals for a performance period. Performance criteria under the 2018 Plan may include, but are not limited to, the following: net earnings or losses (either before or after one or more of interest, taxes, depreciation, amortization, and non-cash equity-based compensation expense); gross or net sales or revenue or sales or revenue growth; net income (either before or after taxes) or adjusted net income; profits (including but not limited to gross profits, net profits, profit growth, net operation profit or economic profit), profit return ratios or operating margin; budget or operating earnings (either before or after taxes or before or after allocation of corporate overhead and bonus); cash flow (including operating cash flow and free cash flow or cash flow return on capital); return on assets; return on capital or invested capital; cost of capital; return on stockholders’ equity; total stockholder return; return on sales; costs, reductions in costs and cost control measures; expenses; working capital; earnings or loss per share; adjusted earnings or loss per share; price per share or dividends per share (or appreciation in or maintenance of such price or dividends); regulatory achievements or compliance; implementation, completion or attainment of objectives relating to research, development, regulatory, commercial, or strategic milestones or developments; market share; economic value or economic value added models; division, group or corporate financial goals; customer satisfaction/growth; customer service; employee satisfaction; recruitment and maintenance of personnel; human resources management; supervision of litigation and other legal matters; strategic partnerships and transactions; financial ratios (including those measuring liquidity, activity, profitability or leverage); debt levels or reductions; sales-related goals; financing and other capital raising transactions; cash on hand; acquisition activity; investment sourcing activity; and marketing initiatives, any of which may be measured in absolute terms or as compared to any incremental increase or decrease. Such performance goals also may be based solely by reference to the company’s performance or the performance of a subsidiary, division, business segment or business unit of the company or a subsidiary, or based upon performance relative to performance of other companies or upon comparisons of any of the indicators of performance relative to performance of other companies. When determining performance goals, the plan administrator may provide for exclusion of the impact of an event or occurrence which the plan administrator determines should appropriately be excluded, including, without limitation, non-recurring charges or events, acquisitions or divestitures, changes in the corporate or capital structure, events unrelated to the business or outside of the control of management, foreign exchange considerations, and legal, regulatory, tax or accounting changes.

Certain Transactions. In connection with certain corporate transactions and events affecting our common stock, including a change in control, or change in any applicable laws or accounting principles, the plan administrator has broad discretion to take action under the 2018 Plan to prevent the dilution or enlargement of intended benefits, facilitate the transaction or event or give effect to the change in applicable laws or accounting principles. This includes cancelling awards for cash or property, accelerating the vesting of awards, providing for the assumption or substitution of awards by a successor entity, adjusting the number and type of shares subject to outstanding awards and/or with respect to which awards may be granted under the 2018 Plan and replacing or terminating awards under the 2018 Plan. In addition, in the event of certain non-reciprocal transactions with our stockholders, the plan administrator will make equitable adjustments to the 2018 Plan and outstanding awards as it deems appropriate to reflect the transaction.

Plan Amendment and Termination. The Board may amend or terminate the 2018 Plan at any time; however, no amendment, other than an amendment that increases the number of shares available under the 2018

Plan, may materially and adversely affect an award outstanding under the 2018 Plan without the consent of the affected participant and stockholder approval will be obtained for any amendment to the extent necessary to comply with applicable laws. Further, the plan administrator can, without the approval of our stockholders, amend any outstanding stock option or SAR to reduce its price per share. The 2018 Plan will remain in effect until the tenth anniversary of its effective date, unless earlier terminated by the Board. No awards may be granted under the 2018 Plan after its termination.

Foreign Participants, Claw-Back Provisions, Transferability and Participant Payments. The plan administrator may modify awards granted to participants who are foreign nationals or employed outside the United States or establish subplans or procedures to address differences in laws, rules, regulations or customs of such foreign jurisdictions. All awards will be subject to any company claw-back policy as set forth in such claw-back policy or the applicable award agreement. Except as the plan administrator may determine or provide in an award agreement, awards under the 2018 Plan are generally non-transferrable, except by will or the laws of descent and distribution, or, subject to the plan administrator’s consent, pursuant to a domestic relations order, and are generally exercisable only by the participant. With regard to tax withholding obligations arising in connection with awards under the 2018 Plan, and exercise price obligations arising in connection with the exercise of stock options under the 2018 Plan, the plan administrator may, in its discretion, accept cash, wire transfer or check, shares of our common stock that meet specified conditions, a promissory note, a “market sell order,” such other consideration as the plan administrator deems suitable or any combination of the foregoing.

Director Compensation

Our or our affiliates’ officers, employees, consultants or advisors who also serve as directors do not receive additional compensation for their service as directors. Our directors who are not our or our affiliates’ officers, employees, consultants or advisors, who we refer to as our non-employee directors, will receive cash and equity-based compensation for their services as directors.

We did not pay or accrue any director compensation for 2016 or prior periods. The Board will approve the initial terms of our non-employee director compensation program, which is expected to consist of the following:

•	an annual retainer of $ ;

•	an additional annual retainer of $ for service as the chair of any standing committee; and

•	an annual equity-based award granted under our 2018 Plan, having a value as of the grant date of approximately $ .

Non-employee directors will also receive reimbursement for out-of-pocket expenses associated with attending board or committee meetings and director and officer liability insurance coverage. Each director will be fully indemnified by us for actions associated with being a director to the fullest extent permitted under Delaware law.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth the beneficial ownership of our common stock that, upon the consummation of this offering, will be owned by:

•	each person known to us to beneficially own more than 5% of any class of our outstanding common stock;

•	each member of the Board;

•	each director nominee;

•	each of our named executive officers;

•	all of our directors, director nominees and executive officers as a group; and

•	the selling stockholder.

The amounts and percentage of shares of common stock beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, common stock subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of the date of this prospectus, if any, are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as indicated by footnote, the persons named in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to community property laws where applicable.

All information with respect to beneficial ownership has been furnished by the respective 5% or more stockholders, the selling stockholder, directors or executive officers, as the case may be. Unless otherwise noted, the mailing address of each listed beneficial owner is 10120 Houston Oaks Dr., Houston, Texas 77064.

The following table does not include any shares of common stock that directors, director nominees and named executive officers may purchase in this offering through the directed share program described under “Underwriting (Conflicts of Interest).”

Name of Beneficial Owner(1)	Shares Beneficially Owned Before this Offering		Shares Being Offered	Shares Beneficially Owned After this Offering (Assuming No Exercise of the Underwriters’ Option to Purchase Additional Shares)			Shares Beneficially Owned After this Offering (Assuming the Underwriters’ Option to Purchase Additional Shares is Exercised in Full)
	Number	Percentage		Number	Percentage		Number	Percentage
Selling Stockholder and Other 5% Stockholders
PAO TMK(1)		100%				%			%

Directors and Named Executive Officers(2)
Peter “Piotr” Dimitri Galitzine	—	—	—			%	—	—
Evgeny Makarov	—	—	—			%	—	—
Joel Mastervich	—	—	—			%	—	—
Andrei Zimin	—	—	—			%	—	—

Director Nominees:
Alexander Pumpyanskiy	—	—	—			%	—	—
Vladimir Shmatovich	—	—	—			%	—	—
Anthony Tripodo	—	—	—			%	—	—
John Fees	—	—	—			%	—	—

All Directors, Director Nominees and Executive Officers as a group ( persons)	—	—	—			%	—	—

(1)	The address for PAO TMK is 40 Pokrovka Street, building 2A, 105062, Moscow, Russian Federation. PAO TMK is governed by a board of directors that includes eleven members, including Dmitry A. Pumpyanskiy, Mikhail Yu Alekseev, Anatoly B. Chubais, Robert Mark Foresman, Andrey Yu. Kaplunov, Sergey V. Kravchenko, Peter L. O’Brien, Sergey T. Papin, Alexander D. Pumpyanskiy, Alexander G. Shiryaev and Alexander N. Shokhin. The board of directors has authority to vote or dispose of the common stock held by PAO TMK.
(2)	The address for each of the directors, director nominees and named executive officers is 10120 Houston Oaks Dr., Houston, TX 77064.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Procedures for Review, Approval and Ratification of Related Person Transactions

The Board will adopt a written related party transactions policy in connection with the completion of this offering that will provide that the Board or its authorized committee will review on at least a quarterly basis all transactions with related persons that are required to be disclosed under SEC rules and, when appropriate, initially authorize or ratify all such transactions. In connection with this offering, we will establish an audit committee consisting solely of independent directors whose functions will be set forth in the audit committee charter. One of the audit committee’s functions will be to review and approve all relationships and transactions in which we and our directors, director nominees and executive officers and their immediate family members, as well as holders of more than 5% of any class of our voting securities and their immediate family members, have a direct or indirect material interest. For example, our Audit Committee will review and approve transactions and arrangements between us and the TMK Group.

The policy will provide that, in determining whether or not to recommend the initial approval or ratification of a transaction with a related person, the Board or its authorized committee should consider all of the relevant facts and circumstances available, including (if applicable) but not limited to: (i) the extent of the related person’s interest in the transaction; (ii) the terms available to unrelated third parties entering into similar transactions; and (iii) whether entering into the transaction would be consistent with the conflicts of interest and corporate opportunity provisions of the code of business conduct and ethics that the Board will adopt in connection with the completion of this offering.

The related party transactions policy described above will each be adopted in connection with the completion of this offering, and therefore, the transactions described below were not reviewed under such policy.

Relationship with OFS International LLC

TMK Steel Holding Limited, the parent company of PAO TMK, owns an indirect minority ownership interest in OFS International LLC, or OFS International. Our subsidiaries have entered into transactions with OFS International and its subsidiaries, including license agreements for sales, marketing and manufacturing, a third-party field service representative agreement and a sale of goods agreement. We also have in place a field services administration arrangement with OFS International. The following discussion of our various related party transactions includes detail regarding the agreements between us and our subsidiaries with OFS International and its subsidiaries.

Related Party Transactions

Registration Rights Agreement

In connection with the closing of this offering, we will enter into a registration rights agreement with PAO TMK. Pursuant to this registration rights agreement, we have agreed to register the sale of shares of our common stock under certain circumstances.

Demand Rights

At any time after the 180 day lock-up period described in “Underwriting (Conflicts of Interest)—No Sales of Similar Securities,” and subject to the limitations set forth below, PAO TMK (or its permitted transferees) has the right to require us by written notice to prepare and file a registration statement registering the offer and sale of its shares of common stock. Generally, we are required to file such registration statement within 30 days of such written notice. Subject to certain exceptions, we will not be obligated to effect a demand registration within 90 days after the closing of any underwritten offering of shares of our common stock.

We are also not obligated to effect any demand registration in which the amount of common stock to be registered has an aggregate value of less than $         million. Once we are eligible to effect a registration on Form S-3, any such demand registration may be for a shelf registration statement. We will be required to use commercially reasonable efforts to maintain the effectiveness of any such registration statement until all shares covered by such registration statement have been sold.

In addition, PAO TMK (or its permitted transferees) has the right to require us, subject to certain limitations, to effect a distribution of any or all of its shares of common stock by means of an underwritten offering. In general, any demand for an underwritten offering (other than the first requested underwritten offering made in respect of a prior demand registration, a requested underwritten offering made concurrently with a demand registration or a requested underwritten offering for less than certain specified amounts) will constitute a demand request subject to the limitations set forth above.

Piggyback Rights

Subject to certain exceptions, if at any time we propose to register an offering of common stock or conduct an underwritten offering, whether or not for our own account, then we must notify PAO TMK (or its permitted transferees) of such proposal at least five business days before the anticipated filing date or commencement of the underwritten offering, as applicable, to allow them to include a specified number of their shares in that registration statement or underwritten offering, as applicable.

Conditions and Limitations; Expenses

These registration rights are subject to certain conditions and limitations, including the right of the underwriters to limit the number of shares to be included in a registration and our right to delay or withdraw a registration statement under certain circumstances. We will generally pay all registration expenses in connection with our obligations under the registration rights agreement, regardless of whether a registration statement is filed or becomes effective.

Stockholders Agreement

In connection with this offering, we will enter into a stockholders agreement with PAO TMK as our principal stockholder. Pursuant to the stockholders agreement, the Board will initially consist of                          directors,                          of which are to be designated by PAO TMK. The stockholders agreement will provide PAO TMK certain rights to designate nominees for election to the Board. Subject to compliance with applicable law and stock exchange rules, for so long as PAO TMK beneficially owns at least         % of our common stock then outstanding, it will be entitled to nominate for election to the Board a majority of the directors; for so long as PAO TMK beneficially owns at least         % of our common stock then outstanding but less than         % of our common stock then outstanding, it will be entitled to nominate for election to the Board a number equal to                                                                                       ; for so long as PAO TMK beneficially owns at least         % of our common stock then outstanding but less than         % of our common stock then outstanding, it will be entitled to nominate for election to the Board the greater of              directors and         % of the total number of directors (rounded up to the next whole number); and for so long as PAO TMK beneficially owns at least         % of our common stock then outstanding but less than         % of our common stock then outstanding, it will be entitled to nominate for election to the Board the greater of              directors and         % of the total number of directors (rounded up to the next whole number); and for so long as PAO TMK beneficially owns at least         % of our common stock then outstanding but less than         % of our common stock then outstanding, it will be entitled to nominate          director for election to the Board. We will be required to take all action necessary to cause the nominees of PAO TMK to be included in the slate of nominees recommended by the Board to holders of our common stock for election as directors at each annual meeting of the holders of our common stock.

In the event that a vacancy is created at any time by the death, disability, retirement, resignation or removal of a director nominated by PAO TMK, PAO TMK will have the right to designate a replacement to fill such vacancy. In the event the size of the Board is increased or decreased at any time, the number of directors of the Board subject to nomination by PAO TMK pursuant to the terms of the stockholders agreement following such increase or decrease will equal the product of the total number of seats on the increased or decreased Board multiplied by the percentage of seats on the Board subject to PAO TMK’s nomination rights immediately prior to such increase or decrease, rounded up to the nearest whole number. For so long as PAO TMK has the right to nominate at least one director for election to the Board, we will take all action within our power to cause each committee of the Board to include at least one director nominated or designated by PAO TMK in its membership, subject to compliance with applicable securities laws and stock exchange rules. The stockholders agreement will also provide that, for so long as PAO TMK holds at least         % of our outstanding common stock, we and our subsidiaries will not, without the approval of PAO TMK, enter into or agree to undertake any transaction that would constitute a change of control (as defined in the stockholders agreement), issue additional stock in the Company or any of its subsidiaries, other than in certain circumstances specified in the stockholders agreement, or change the size of the Board.

Additionally, for as long as PAO TMK holds at least         % of our outstanding common stock, any directors designated by PAO TMK will have certain information and access rights to our management, including the right to receive our annual budget, business plan and financial forecasts.

The stockholders agreement will terminate upon the earliest to occur of (a) the dissolution of the Company, (b) the date on which PAO TMK ceases to own any outstanding shares of our common stock and (c) the written agreement of the company and PAO TMK.

Term Loan Facilities and Guarantees

On January 30, 2009, we entered into a $207.5 million term loan facility, or the Volzhsky Term Loan Facility, with Volzhsky Pipe Plant OSJC, an open stock joint company organized under the laws of the Russian Federation and a subsidiary of PAO TMK. As of September 30, 2017, we had no outstanding borrowings under the Volzhsky Term Loan Facility. We repaid approximately $108.8 million and $0 of outstanding principal under the Volzhsky Term Loan Facility during the nine months ended September 30, 2017 and the year ended December 31, 2016, respectively, and approximately $10.5 million and $0.8 million of interest under the Volzhsky Term Loan Facility during the nine months ended September 30, 2017 and the year ended December 31, 2016, respectively.

On January 30, 2009, we entered into a $300 million term loan facility, or the PAO TMK Term Loan Facility, with PAO TMK, our parent. Subsequently, we amended the payment schedule, interest rate and term of the PAO TMK Term Loan Facility. As of September 30, 2017, we had approximately $80.0 million of outstanding borrowings under the PAO TMK Term Loan Facility. The PAO TMK Term Loan Facility matures on June 23, 2023 and bears interest at a rate of 6.25% per annum. We borrowed approximately $180.4 million under the PAO TMK Term Loan facility during the year ended December 31, 2016. We repaid approximately $201.7 million and $0 of outstanding principal under the PAO TMK Term Loan Facility for the nine months ended September 30, 2017 and the year ended December 31, 2016, respectively, and approximately $26.4 million and $0.7 million of interest under the PAO TMK Term Loan Facility for the nine months ended September 30, 2017 and the year ended December 31, 2016, respectively. In December 2017, we used outstanding borrowings under our new revolving credit facility to repay all of the $80.9 million of outstanding borrowings under the PAO TMK Term Loan. Following this repayment, the PAO TMK Term Loan was terminated.

On January 25, 2011, PAO TMK entered into a loan agreement, or the 2011 Loan Agreement, with TMK Capital in connection with the 2018 Notes under which we are a guarantor. As of September 30, 2017, there was approximately $231.4 million of outstanding borrowings under the 2011 Loan Agreement. We expect that, prior to the consummation of this offering, the 2011 Loan Agreement will be fully repaid.

On March 28, 2013, PAO TMK entered into a loan agreement, or the 2013 Loan Agreement, with TMK Capital in connection with the 2020 Notes under which we were a guarantor. As of September 30, 2017, there was $500.0 million of outstanding borrowings under the 2013 Loan Agreement. On November 17, 2017, the 2013 Loan Agreement was amended to unconditionally release and discharge us from our guarantee obligations in respect of the 2013 Loan Agreement.

On January 30, 2015, we entered into a $5.0 million term loan facility, or the 2015 Term Loan Facility, with TMK Completions US, LLC, or TMK Completions, a subsidiary of our parent, under which we are the lender. As of September 30, 2017, TMK Completions had $0 million of outstanding borrowings under the 2015 Term Loan Facility. The 2015 Term Loan Facility bore interest at a rate of 6.32% per annum. TMK Completions repaid all outstanding principal and interest on the facility during September 2017.

On August 16, 2016, we entered into a $14.0 million term loan facility, or the 2016 Term Loan Facility, with OFS International, under which we are the lender. As of September 30, 2017, OFS International had $0 million of outstanding borrowings under the 2016 Term Loan Facility. The 2016 Term Loan Facility bore interest at a rate of 8.5% per annum. OFS International repaid all outstanding principal and interest on the facility during September 2017.

Purchase and Sale Transactions

Goods and Services Purchase and Sale Agreements

On December 15, 2011, TMK IPSCO International, L.L.C., or IPSCO International, our subsidiary, entered into a purchase and sale agreement with S.C. TMK-ARTROM S.A., or TMK-ARTROM, a subsidiary of PAO TMK, for the purchase and sale of steel pipe from time to time pursuant to individual purchase orders. The term of this agreement was extended by amendment to December 31, 2016. IPSCO International purchased an approximate aggregate amount of 2,500 tons of steel pipe for approximately $0 and $2.2 million during the nine months ended September 30, 2017 and the year ended December 31, 2016, respectively, under this agreement.

On March 2, 2015, IPSCO International entered into a purchase and sale agreement with PAO TMK for the purchase and sale of steel pipe from time to time pursuant to individual purchase orders. This agreement will remain in force unless one party terminates the agreement upon 30 days’ written notice or the agreement is otherwise terminated pursuant to its terms. IPSCO International purchased an approximate aggregate amount of 185 tons of steel pipe for approximately $0.5 million and $0 during the nine months ended September 30, 2017 and the year ended December 31, 2016, respectively, under this agreement.

On March 2, 2015, IPSCO International entered into a second purchase and sale agreement with PAO TMK for the purchase and sale of steel pipe from time to time pursuant to individual purchase orders. This agreement will remain in force unless one party terminates the agreement upon 30 days’ written notice or the agreement is otherwise terminated pursuant to its terms. IPSCO International purchased an approximate aggregate amount of 9,400 tons of steel pipe for approximately $1.8 million and $4.1 million during the nine months ended September 30, 2017 and the year ended December 31, 2016, respectively, under this agreement.

On March 2, 2015, IPSCO International entered into a third purchase and sale agreement with PAO TMK for the purchase and sale of steel pipe from time to time pursuant to individual purchase orders. This agreement will remain in force unless one party terminates the agreement upon 30 days’ written notice or the agreement is otherwise terminated pursuant to its terms. IPSCO International purchased an approximate aggregate amount of 198,000 tons of steel pipe for approximately $82.5 million and $47.9 million during the nine months ended September 30, 2017 and the year ended December 31, 2016, respectively, under this agreement.

On July 1, 2014, we purchased 6,225 tons of semi-finished pipe from TMK Gulf International Pipe Industry LLC, a subsidiary of our parent, for a total of approximately $6 million. During the year ended December 31, 2016, we sold back 876 tons of the pipe we previously purchased for a total of approximately $1.2 million.

On September 26, 2016, IPSCO International entered into a sale of goods agreement with OFS International for the purchase by OFS International from us of coupling stock, couplings, heavy wall drill pipe, seamless line pipe and OCTG. Actual sale amount under this transaction amounted to $39.4 million.

We and our subsidiaries have also engaged in other transactions with OFS International and its subsidiaries. These transactions include the sale of goods and services, pursuant to individual purchase orders, to OFS International and its subsidiaries, including fishing tools and thread protectors, for which we have recorded approximately $0.9 million and $3.7 million in revenue for the nine months ended September 30, 2017 and the year ended December 31, 2016, respectively. These transactions also include the purchase of goods and services, pursuant to individual purchase orders, from OFS International and its subsidiaries, for which we have recorded approximately $9.6 million and $9.3 million in purchases for the nine months ended September 30, 2017 and the year ended December 31, 2016, respectively.

We and our subsidiaries have also engaged in transactions with TMK Completions Ltd. and its subsidiaries. These transactions include the sale of pipe, pursuant to individual purchase orders, to TMK Completions Ltd. and its subsidiaries, for which we have recorded approximately $2.5 million and $0.56 million in revenue for the nine months ended September 30, 2017 and the year ended December 31, 2016, respectively.

Equipment Purchase and Sale Agreement

On December 21, 2016, we entered into a purchase and sale agreement with Orsky Machine-Building Plant, or Orsky, a subsidiary of PAO TMK, for the purchase by Orsky from us of two lathes and related services for total consideration of approximately $2.2 million. The agreement was terminated on August 31, 2017 due to a failure to obtain the requisite export license for the supply of the equipment.

License Agreements

On June 30, 2014, our subsidiary Ultra Premium Oilfield Services, Ltd., or Ultra, entered into a license agreement with Oilfield Services & Technologies, LLC, or OS&T, a subsidiary of OFS International, pursuant to which Ultra granted to OS&T a non-exclusive license to market, distribute, offer for sale and sell in the United States oilfield casing, tubing and other products patented by Ultra and manufactured by Ultra manufacturing facilities in Houston, Texas, Odessa, Texas or Brookfield, Ohio or a certain OS&T manufacturing facility in Houston, Texas. The license agreement also granted to OS&T a license in and to certain of Ultra’s proprietary technology and trademarks for use in connection with the marketing, distribution and sale of such products in the United States. OS&T agreed to pay Ultra a royalty ranging from $5.00 to $69.00 based on the type of product manufactured and sold using the specified licensed technology. On the same date, Ultra entered into a license agreement with OS&T, pursuant to which Ultra granted to OS&T a non-exclusive license in and to certain of Ultra’s proprietary technology and trademarks for use in connection with the manufacturing, threading or repair of oilfield casing, tubing and other products for Ultra or a licensed seller at a licensed manufacturing facility in Houston, Texas. The terms of each of these license agreements is one year, but these agreements are automatically renewed for an additional year unless terminated (i) by Ultra if OS&T breaches a covenant, representation or warranty and fails to cure, is adjudged bankrupt, has its assets placed in the hands of a receiver or makes any assignment or other accommodation for the benefit of creditors or (ii) by either party upon 30 days’ written notice. We have recorded approximately $0.3 million in licensing revenues under these agreements for the year ended December 31, 2016.

On December 12, 2016, Ultra entered into a license agreement with OS&T, OFS International and Threading and Precision Manufacturing LLC, or Threading, a subsidiary of OFS International, pursuant to which Ultra granted to each of OS&T, OFS International and Threading a non-exclusive license to market, distribute, offer for sale and sell in the United States oilfield casing, tubing and other products patented by Ultra and manufactured by licensed manufacturing facilities. The license agreement also granted to OS&T, OFS International and Threading a license in and to certain of Ultra’s proprietary technology and trademarks for use in connection with the marketing, distribution and sale of such products in the United States. OS&T, OFS International and Threading agreed to pay Ultra a royalty ranging from $2.00 to $79.00 based on the type of product manufactured and sold using the specified licensed technology. On the same date, Ultra entered into a license agreement with OS&T, OFS International and Threading pursuant to which Ultra granted to each of OS&T, OFS International and Threading a non-exclusive license in and to certain of Ultra’s proprietary technology and trademarks for use in connection with the manufacturing, threading or repair of oilfield casing, tubing and other products for Ultra or a licensed seller at a licensed manufacturing facility. The term of each of these license agreements is one year, but these agreements are automatically renewed for an additional year unless terminated (i) by Ultra if OS&T, OFS International or Threading breaches a covenant, representation or warranty and fails to cure, is adjudged bankrupt, has its assets placed in the hands of a receiver or makes any assignment or other accommodation for the benefit of creditors or (ii) by either party upon 30 days’ written notice. We did not record any licensing revenues under these agreements for the year ended December 31, 2016.

We have recorded approximately $1.4 million in licensing revenues under these license agreements with OS&T, OFS International and Threading for the nine months ended September 30, 2017.

On July 25, 2014, Ultra entered into a license agreement with TMK Premium Services, or TMK Premium, pursuant to which Ultra granted to TMK Premium a non-exclusive license for the use of connections “know-how” in exchange for a pay-per-use fee. In consideration of the license granted under the agreement, TMK Premium agreed to pay Ultra $25.00 each time it threads a product using Ultra’s connections technology. This license agreement has a perpetual term. We have recorded approximately $0.3 million and $0.2 million in licensing revenues under this agreement for the nine months ended September 30, 2017 and the year ended December 31, 2016, respectively.

R&D Testing Services Agreements

On May 12, 2015, we entered into a services agreement with TMK Premium, pursuant to which we agreed to perform certain threaded connection testing services, other scientific research and design work objects testing and manufacturing activities for TMK Premium. This agreement terminates on December 31, 2017.

On October 15, 2015, we entered into a services agreement with TMK Premium, pursuant to which we agreed to perform certain threaded connections testing services and other scientific research and design work objects testing for TMK Premium. This agreement terminated on July 12, 2016.

On November 10, 2015, we entered into a services agreement with TMK Premium, pursuant to which we agreed to perform certain threaded connections testing services and other scientific research and design work objects testing for TMK Premium. This agreement terminated on December 31, 2016.

On November 30, 2015, we entered into a services agreement with TMK Premium, pursuant to which we agreed to perform certain threaded connections testing services and other scientific research and design work objects testing for TMK Premium. This agreement terminated on June 24, 2016.

On January 14, 2016, we entered into a services agreement with TMK Premium, pursuant to which we agreed to perform certain threaded connections testing services and other scientific research and design work objects testing for TMK Premium. This agreement terminated on December 31, 2016.

On February 2, 2016, we entered into a services agreement with TMK Premium, pursuant to which we agreed to perform certain threaded connections testing services and other scientific research and design work objects testing for TMK Premium. This agreement terminated on December 31, 2016.

On July 7, 2016, we entered into a services agreement with TMK Premium, pursuant to which we agreed to perform certain threaded connections testing services and other scientific research and design work objects testing for TMK Premium. This agreement terminated on March 31, 2017.

On July 12, 2016, we entered into a services agreement with TMK Premium, pursuant to which we agreed to perform certain threaded connections testing services and other scientific research and design work objects testing for TMK Premium. This agreement terminates on December 31, 2017.

On August 4, 2016, we entered into a services agreement with TMK Premium, pursuant to which we agreed to perform certain threaded connections testing services and other scientific research and design work objects testing for TMK Premium. This agreement terminates on December 31, 2017.

On October 25, 2016, we entered into a services agreement with TMK Premium, pursuant to which we agreed to perform certain threaded connections testing services and other scientific research and design work objects testing for TMK Premium. This agreement terminates on December 31, 2017.

On December 5, 2016, we entered into a services agreement with TMK Premium, pursuant to which we agreed to perform certain threaded connections testing services and other scientific research and design work objects testing for TMK Premium. This agreement terminates on December 31, 2017.

On February 15, 2017, we entered into a services agreement with TMK Premium, pursuant to which we agreed to perform certain threaded connections testing services and other scientific research and design work objects testing for TMK Premium. This agreement terminates on December 31, 2018.

On February 21, 2017, we entered into a services agreement with TMK Premium, pursuant to which we agreed to perform certain threaded connections testing services and other scientific research and design work objects testing for TMK Premium. This agreement terminates on December 31, 2017.

We have recorded approximately $1.3 million and $1.2 million in revenues under these services agreements with TMK Premium for the nine months ended September 30, 2017 and the year ended December 31, 2016, respectively.

Third Party Representative Agreement

On June 24, 2016, we entered into an agency agreement with TMK Industrial Solutions L.L.C., or TMK Industrial, a subsidiary of PAO TMK, pursuant to which we appointed TMK Industrial as our non-exclusive sales representative. The agreement, effective May 16, 2016, provides that we will pay to TMK Industrial a commission based on orders for steel pipe, stock or billets procured by TMK Industrial. We have recorded approximately $0.9 million and $0.4 million in expenses under this agreement for the nine months ended September 30, 2017 and the year ended December 31, 2016, respectively.

Payment of Expenses Arrangement

During the nine months ended September 30, 2017 and the year ended December 31, 2016, we paid approximately $3.2 million and $3.0 million, respectively, on behalf of TMK Completions to cover legal, compensation and other operating expenses incurred by TMK Completions. As of the date hereof, TMK Completions has reimbursed us for all amounts we paid on its behalf to cover such expenses.

Indemnification Agreements

Our amended and restated bylaws will provide that we will indemnify our directors and officers to the fullest extent permitted by the DGCL. In addition, we intend to enter into separate indemnification agreements with our directors and certain officers. Each indemnification agreement will provide, among other things, for indemnification to the fullest extent permitted by the DGCL and our amended and restated bylaws against any and all expenses, judgments, fines, penalties and amounts paid in settlement of any claim. The indemnification agreements will provide for the advancement or payment of all expenses to the indemnitee and for reimbursement to us if it is found that such indemnitee is not entitled to such indemnification under applicable law or our amended and restated bylaws.

DESCRIPTION OF CAPITAL STOCK

We are a Delaware corporation. Upon completion of this offering and after giving effect to the Stock Split, the authorized capital stock of IPSCO Tubulars Inc. will consist of                  shares of common stock, $0.01 par value per share, of which                  shares will be issued and outstanding, and                  shares of preferred stock, $0.01 par value per share, of which no shares will be issued and outstanding.

The following description of the anticipated amended and restated certificate of incorporation and bylaws of IPSCO Tubulars Inc. does not purport to be complete and is qualified in its entirety by reference to the provisions of applicable law and to our anticipated amended and restated certificate of incorporation and bylaws, which are filed as exhibits to the registration statement of which this prospectus is a part.

Common Stock

Except as provided by law or in a preferred stock designation, holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholder, will have the exclusive right to vote for the election or removal of directors and do not have cumulative voting rights. Except as otherwise required by law, holders of common stock are not entitled to vote on any amendment to the certificate of incorporation (including any certificate of designations relating to any series of preferred stock) that relates solely to the terms of any outstanding series of preferred stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to the certificate of incorporation (including any certificate of designations relating to any series of preferred stock) or pursuant to the DGCL. Subject to prior rights and preferences that may be applicable to any outstanding shares or series of preferred stock or any statutory or contractual restrictions, holders of common stock are entitled to receive ratably in proportion to the shares of common stock held by them such dividends (payable in cash, stock or otherwise), if any, as may be declared from time to time by the Board out of funds legally available for dividend payments. All outstanding shares of common stock are fully paid and non-assessable. The holders of common stock have no preferences or rights of conversion, exchange, pre-emption or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. In the event of any voluntary or involuntary liquidation, dissolution or winding-up of our affairs, holders of common stock will be entitled to share ratably in our assets in proportion to the shares of common stock held by them that are remaining after payment or provision for payment of all of our debts and obligations and after distribution in full of preferential amounts to be distributed to holders of outstanding shares of preferred stock, if any.

Preferred Stock

Our amended and restated certificate of incorporation authorizes the Board, subject to any limitations prescribed by law and in our stockholders agreement, without further stockholder approval, to establish and to issue from time to time one or more classes or series of preferred stock, par value $            per share, covering up to an aggregate of                  shares of preferred stock. Each class or series of preferred stock will cover the number of shares and will have the powers, preferences, rights, qualifications, limitations and restrictions determined by the Board, which may include, among others, dividend rights, liquidation preferences, voting rights, conversion rights, preemptive rights and redemption rights. Except as provided by law or in a preferred stock designation, the holders of preferred stock will not be entitled to vote at or receive notice of any meeting of stockholders.

Anti-Takeover Effects of Provisions of Our Amended and Restated Certificate of Incorporation, our Amended and Restated Bylaws and Delaware Law

Some provisions of Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws will contain provisions that could make the following transactions more difficult:

acquisitions of us by means of a tender offer, a proxy contest or otherwise or removal of our directors. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions that might result in a premium over the market price for our shares.

These provisions are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with us. We believe that the benefits of increased protection and our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Among other things, upon the completion of this offering, our amended and restated certificate of incorporation and amended and restated bylaws will:

•	establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our stockholders. These procedures provide that notice of stockholder proposals must be timely given in writing to our corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. Our amended and restated bylaws specify the requirements as to form and content of all stockholders’ notices. These requirements may preclude stockholders from bringing matters before the stockholders at an annual or special meeting;

•	provide the Board the ability to authorize undesignated preferred stock. This ability makes it possible for the Board to issue, without stockholder approval, preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of our company;

•	subject to the stockholders agreement, provide that the size of the Board may be changed only by resolution of the Board;

•	subject to the stockholders agreement, provide that all vacancies, including newly created directorships, shall, except as otherwise required by law or, if applicable, the rights of holders of a series of preferred stock, be filled exclusively by the affirmative vote of a majority of directors then in office, even if less than a quorum;

•	provide that, after such time as PAO TMK ceases to beneficially own at least 50% of the voting power of the outstanding shares of our stock entitled to vote, any action required or permitted to be taken by the stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing in lieu of a meeting of such stockholders, subject to the rights of the holders of any series of preferred stock with respect to such series;

•	provide that, after such time as PAO TMK ceases to collectively beneficially own at least 50% of the voting power of the outstanding shares of our stock entitled to vote, our stockholders may only amend or repeal our certificate of incorporation or bylaws with the affirmative vote of at least 66-2/3% of the voting power of the outstanding shares of our stock entitled to vote;

•	provide that special meetings of our stockholders may only be called by the board of directors (except that PAO TMK may also call special meetings of our stockholders so long as PAO TMK beneficially owns at least 20% of the voting power of the outstanding shares of our stock); and

•	provide that our bylaws can be amended or repealed by the board of directors.

Delaware Law

Section 203 of the DGCL prohibits a Delaware corporation, including those whose securities are listed for trading on the NYSE, from engaging in any business combination (as defined in Section 203) with any interested stockholder (as defined in Section 203) for a period of three years following the date that the stockholder became an interested stockholder, unless:

•	the business combination or the transaction which resulted in the stockholder becoming an interested stockholder is approved by the board of directors before the date the interested stockholder attained that status;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

•	on or after such time the business combination is approved by the board of directors and authorized at a meeting of stockholders by at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

A corporation may elect not to be subject to Section 203 of the DGCL. We have elected to not be subject to the provisions of Section 203 of the DGCL.

Approval of Certain Significant Matters

Pursuant to the terms of the stockholders agreement, upon consummation of this offering, for so long as PAO TMK holds at least     % of our outstanding common stock, PAO TMK must provide consent before we are permitted to enter into or agree to undertake any transaction that would constitute a change of control (as defined in the stockholders agreement), issue additional stock in the Company or any of our subsidiaries, other than in certain circumstances specified in the stockholders agreement, or change the size of the Board. See “Certain Relationships and Related Party Transactions—Stockholders Agreement.”

Corporate Opportunity

Under our amended and restated certificate of incorporation, to the extent permitted by law:

•	any of our directors or officers who is also a principal, officer, member, manager and/or employee (a “Covered Person”) of PAO TMK or its affiliates will have the right to carry on and conduct, directly or indirectly, business with any business that is competitive or in the same line of business as us, do business with any of our clients, customers, vendors or lessors, or make investments in the kind of property in which we may make investments;

•	if PAO TMK, its affiliates or a Covered Person acquires knowledge of a potential transaction that could be a corporate opportunity for both (a) (i) the Covered Person in their capacity as an officer, director, employee, managing director or other affiliate of PAO TMK or (ii) PAO TMK or its affiliates and (b) us, none of PAO TMK, its affiliates or the Covered Person will have a duty to offer such corporate opportunity to us;

•	we have renounced any interest or expectancy in, or in being offered an opportunity to participate in, such corporate opportunities; and

•	we have waived any claim against PAO TMK, its affiliates or any Covered Person and will indemnify, and will pay in advance any expenses incurred in defense of such claims by, PAO TMK, its affiliates or a Covered Person against any claim that PAO TMK, its affiliates or a Covered Person is liable to us, our affiliates or our stockholders for breach of any fiduciary duty solely by reason of the fact that PAO TMK, its affiliates or a Covered Person (x) pursues or acquires any corporate opportunity for its own account or the account of any affiliate, (y) directs, recommends, sells, assigns, or otherwise transfers such corporate opportunity to another person or (z) does not communicate information regarding such corporate opportunity to us.

Forum Selection

Our amended and restated certificate of incorporation will provide that unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for:

•	any derivative action or proceeding brought on our behalf;

•	any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or our stockholders;

•	any action asserting a claim against us arising pursuant to any provision of the DGCL, our amended and restated certificate of incorporation or our bylaws; or

•	any action asserting a claim against us that is governed by the internal affairs doctrine, in each such case subject to such Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein.

Our amended and restated certificate of incorporation will also provide that any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of and to have consented to this forum selection provision. However, it is possible that a court could find our forum selection provision to be inapplicable or unenforceable.

Limitation of Liability and Indemnification Matters

Our amended and restated certificate of incorporation limits the liability of our directors to the fullest extent permitted by the DGCL for monetary damages for breach of their fiduciary duty as directors.

Any amendment, repeal or modification of these provisions will be prospective only and would not affect any limitation on liability of a director for acts or omissions that occurred prior to any such amendment, repeal or modification.

Our amended and restated certificate of incorporation and amended and restated bylaws also provide that we will indemnify and advance expenses to our directors and officers to the fullest extent permitted by the DGCL. We intend to enter into indemnification agreements with each of our current and future directors and officers. These agreements will require us to indemnify these individuals to the fullest extent permitted under the DGCL against liability that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We believe that the limitation of liability, indemnification and advancement of expenses provisions in our amended and restated certificate of incorporation and the indemnification agreements will facilitate our ability to continue to attract and retain qualified individuals to serve as directors and officers.

Indemnification Agreements

In addition, we intend to enter into separate indemnification agreements with of our directors and certain officers. Each indemnification agreement will provide, among other things, for indemnification to the fullest extent permitted by the DGCL and our amended and restated bylaws against any and all expenses, judgments, fines, penalties and amounts paid in settlement of any claim. The indemnification agreements will provide for the advancement or payment of all expenses to the indemnitee and for the reimbursement to us if it is found that such indemnitee is not entitled to such indemnification under applicable law and our amended and restated bylaws.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is     .

Listing

We intend to apply to list of our common stock on the NYSE, subject to official notice of issuance, under the symbol “        .”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect the market price of our common stock prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of a substantial number of shares of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price of our common stock at such time and our ability to raise equity-related capital at a time and price we deem appropriate.

Sales of Restricted Shares

Upon completion of this offering and after giving effect to the Stock Split, we will have outstanding an aggregate of                  shares of common stock. Of these shares, all of the                  shares of common stock to be sold in this offering (or                  shares assuming the underwriters exercise the option to purchase additional shares in full) will be freely tradable without restriction or further registration under the Securities Act, unless the shares are held by any of our “affiliates” as such term is defined in Rule 144 under the Securities Act. All remaining shares of common stock will be deemed “restricted securities” as such term is defined under Rule 144. The restricted securities were, or will be, issued and sold by us in private transactions and are eligible for public sale only if registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below.

As a result of the lock-up agreements described below and the provisions of Rule 144 and Rule 701 under the Securities Act, all of the shares of our common stock (excluding the shares to be sold in this offering) will be available for sale in the public market upon the expiration of the lock-up agreements, beginning 180 days after the date of this prospectus (subject to extension) and when permitted under Rule 144 or Rule 701.

Lock-up Agreements

We, all of our directors, director nominees and executive officers, the selling stockholder and certain affiliates will agree not to sell any common stock or securities convertible into or exchangeable for shares of common stock for a period of 180 days from the date of this prospectus, subject to certain exceptions. Participants in our directed share program who purchase $            or more of shares of common stock under the program will be subject to similar restrictions for a period of days from the date of this prospectus. For a description of these lock-up provisions, please see the sections entitled “Underwriting (Conflicts of Interest)” and “Underwriting (Conflicts of Interest)—Directed Share Program.”

Rule 144

In general, under Rule 144 under the Securities Act as currently in effect, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for a least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. Such a non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

A person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of our common stock or the average weekly trading volume of our common stock reported through NYSE during the four calendar weeks preceding the filing of notice of the sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

Rule 701

In general, under Rule 701 under the Securities Act, any of our employees, directors, officers, consultants or advisors who purchases shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to sell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period requirement of Rule 144 and, in the case of non-affiliates, without having to comply with the public information, volume limitation or notice filing provisions of Rule 144. The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus.

Stock Issued Under Employee Plans

We intend to file a registration statement on Form S-8 under the Securities Act to register stock issuable under our 2018 Incentive Award Plan. This registration statement on Form S-8 is expected to be filed following the effective date of the registration statement of which this prospectus is a part and will be effective upon filing. Accordingly, shares registered under such registration statement will be available for sale in the open market following the effective date, unless such shares are subject to vesting restrictions with us, Rule 144 restrictions applicable to our affiliates or the lock-up restrictions described above.

Registration Rights Agreement

In connection with the closing of this offering, we will enter into a registration rights agreement with PAO TMK. Please read “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

Stockholders Agreement

In connection with the closing of this offering, we will enter into a stockholders agreement with PAO TMK as our principal stockholder. Please read “Certain Relationships and Related Party Transactions—Stockholders Agreement.”

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following discussion is a summary of the material U.S. federal income tax consequences to Non-U.S. Holders (as defined below) of the purchase, ownership and disposition of our common stock issued pursuant to this offering, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”), in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder and the continuing validity of this summary. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the purchase, ownership and disposition of our common stock.

This discussion is limited to Non-U.S. Holders that hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:

•	U.S. expatriates and former citizens or long-term residents of the United States;

•	persons subject to the alternative minimum tax;

•	persons holding our common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	banks, insurance companies, and other financial institutions;

•	brokers, dealers or traders in securities;

•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

•	tax-exempt organizations or governmental organizations;

•	persons deemed to sell our common stock under the constructive sale provisions of the Code;

•	persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

•	tax-qualified retirement plans; and

•	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds.

If an entity treated as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner or an equity owner of such other entity will depend on the status of the partner or equity owner, the activities of the partnership or other entity and certain determinations made at the partner or equity owner level. Accordingly, entities treated as partnerships holding our common stock and the partners or equity owners in such partnerships or other entities should consult their tax advisors regarding the U.S. federal income tax consequences to them.

THIS DISCUSSION IS A SUMMARY OF THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS ONLY AND IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of a Non-U.S. Holder

For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of our common stock that is neither a “U.S. person” nor an entity treated as a partnership for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust that (1) is subject to the primary supervision of a U.S. court and one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code) have the authority to control all substantial decisions of the trust, or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Distributions

If we make distributions of cash or property (other than certain stock distributions) on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Any portion of a distribution in excess of current or accumulated earnings and profits will constitute a return of capital and first be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its common stock, but not below zero. Any remaining excess will be treated as capital gain and will be treated as described below under “—Sale or Other Taxable Disposition.”

Subject to the discussions below on effectively connected income and FATCA, dividends paid to a Non-U.S. Holder of our common stock will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate). A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S.

Holder maintains a permanent establishment in the United States to which such dividends are attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.

Any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular graduated rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items. If the dividends are not subject to tax on a net income basis because of the application of a treaty, the 30% U.S. federal withholding tax described above, or such lower rate provided by the treaty, will nevertheless apply. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Sale or Other Taxable Disposition

Subject to the discussion below under “—Information Reporting and Backup Withholding” and “—Additional Withholding Tax on Payments Made to Foreign Accounts,” a Non-U.S. Holder generally will not be subject to U.S. federal income tax, including U.S. federal withholding tax, on any gain realized upon the sale or other taxable disposition of our common stock unless:

•	the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable);

•	the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

•	our common stock constitutes a U.S. real property interest (“USRPI”) by reason of our status as a U.S. real property holding corporation (“USRPHC”) for U.S. federal income tax purposes.

Gain described in the first and third bullet points above generally will be subject to U.S. federal income tax on a net income basis at the regular graduated rates, unless an applicable income tax treaty provides otherwise. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.

Gain described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty), which may be offset by U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, we believe we currently are not, and do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends, however, on the fair market value of our USRPIs relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance we currently are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition by a Non-U.S. Holder of our common stock will not be subject to U.S. federal income tax if our common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, and such Non-U.S. Holder owned, actually and constructively, 5% or less of our common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the Non-U.S. Holder’s holding period. If we are determined to be a USRPHC and our common stock is not regularly traded on an established securities market, then a purchaser may be required to withhold 15% of the proceeds payable to a Non-U.S. holder from a sale or other taxable disposition of our common stock.

Non-U.S. Holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

Payments of dividends on our common stock will not be subject to backup withholding, provided the applicable withholding agent does not have actual knowledge or reason to know the holder is a United States person and the holder either certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E, W-8ECI or other applicable IRS form, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any dividends on our common stock paid to the Non-U.S. Holder, regardless of whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our common stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting, if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such holder is a United States person, or the holder otherwise establishes and exemption.

Proceeds of a disposition of our common stock conducted through a non-U.S. office of a non-U.S. broker that does not have certain specified connections to the United States generally will not be subject to backup withholding or information reporting.

Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Additional Withholding Tax on Payments Made to Foreign Accounts

Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such Sections commonly referred to as the Foreign Account Tax Compliance Act, or “FATCA”) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities.

Specifically, a 30% withholding tax may be imposed on dividends on, or gross proceeds from the sale or other disposition of, our common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code) (including, in some cases, when such foreign financial institutions or non-financial foreign entities are acting as intermediaries), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertakes to identify accounts held by certain “specified United States persons” or “United States-owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our common stock, and will apply to payments of gross proceeds from the sale or other disposition of such stock on or after January 1, 2019.

Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our common stock.

UNDERWRITING (CONFLICTS OF INTEREST)

Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan & Stanley & Co. LLC are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us, the selling stockholder and the underwriters, we and the selling stockholder have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us and the selling stockholder, the number of shares of common stock set forth opposite its name below.

Underwriter	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Morgan Stanley & Co. LLC

Total

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares of common stock sold under the underwriting agreement if any of these shares of common stock are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

We and the selling stockholder have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the common stock, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the common stock, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us that the underwriters propose initially to offer the common stock to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $        per share. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us and the selling stockholder. The information assumes either no exercise or full exercise by the underwriters of their over-allotment option to purchase additional shares.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount paid by us	$	$	$
Underwriting discount paid by the selling stockholder	$	$	$
Proceeds, before expenses, to IPSCO Tubulars Inc.	$	$	$
Proceeds, before expenses, to the selling stockholder	$	$	$

The expenses of the offering, not including the underwriting discount, are estimated at $        and are payable by us. We have also agreed to pay the expenses incurred by the selling stockholder in connection with this offering, other than the underwriting discounts and commissions. We have also agreed to reimburse the underwriters for certain of their expenses in connection with this offering.

Option to Purchase Additional Common Stock

We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to             additional shares of common stock at the public offering price, less the underwriting discount. The option may be exercised only to cover any over-allotments of common stock. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares of common stock proportionate to that underwriter’s initial amount reflected in the above table. Any shares of common stock issued or sold under the option will be issued and sold on the same terms and conditions as the other shares of common stock that are the subject of this offering.

Directed Share Program

At our request, the underwriters have reserved for sale, at the initial public offering price, up to             % of the common stock offered by this prospectus for sale to persons who are directors, director nominees, officers or employees of us or our affiliates and certain other persons with relationships with us and our affiliates. If these persons purchase reserved shares of common stock, the purchased shares will be subject to the lock-up restrictions described below and the purchased shares of common stock will reduce the number of shares of common stock available for sale to the general public. Any reserved shares of common stock that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares of common stock offered by this prospectus.

No Sales of Similar Securities

We and our executive officers, directors, director nominees and the selling stockholder have agreed not to sell or transfer any shares of common stock or securities convertible into, exchangeable for, exercisable for, or repayable with shares of common stock, for 180 days after the date of this prospectus, without first obtaining the written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. LLC. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly:

•	offer, pledge, sell or contract to sell any shares;

•	sell any option or contract to purchase any shares;

•	purchase any option or contract to sell any shares;

•	grant any option, right or warrant for the sale of any shares;

•	lend or otherwise dispose of or transfer any shares;

•	request or demand that we file a registration statement related to the shares; or

•	enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any shares whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

This lock-up provision applies to shares of common stock and to securities convertible into or exchangeable or exercisable for or repayable with shares of common stock. It also applies to shares of common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

NYSE Listing

We intend to apply to list our common stock on the NYSE under the symbol “        .” In order to meet the requirements for listing on that exchange, the underwriters have undertaken to sell a minimum number of shares of common stock to a minimum number of beneficial owners as required by that exchange.

Determination of Offering Price

Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations between us, the selling stockholder and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:

•	the valuation multiples of publicly traded companies that the representatives believe to be comparable to us;

•	our financial information;

•	the history of, and the prospects for, our company and the industry in which we compete;

•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues;

•	the present state of our development; and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the common stock may not develop. It is also possible that after the offering the common stock will not trade in the public market at or above the initial public offering price.

The underwriters do not expect to sell more than 5% of the shares of common stock in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares is completed, SEC rules may limit the underwriters and selling group members from bidding for and purchasing the shares. However, the representatives may engage in transactions that stabilize the price of the shares, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares described above. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option granted to them. “Naked” short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the NYSE, in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Other Relationships

An affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated is a lender under our new revolving credit facility. As described in “Use of Proceeds,” net proceeds from this offering will be used to repay outstanding borrowings under our new revolving credit facility and an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated will receive 5% or more of the net proceeds of this offering due to the repayment of borrowings under our new revolving credit facility. Therefore, Merrill Lynch, Pierce, Fenner & Smith Incorporated is deemed to have a conflict of interest within the meaning of FINRA Rule 5121(f)(5)(C)(i). Accordingly, this offering is being conducted in accordance with Rule 5121, which requires, among other things, that a “qualified independent underwriter”, as defined by the FINRA rules, participate in the preparation of, and exercise the usual standards of “due diligence” with respect to, the registration statement and this prospectus.                      has agreed to act as a qualified independent underwriter for this offering and to undertake the legal responsibilities and liabilities of an underwriter under the Securities Act, specifically including those inherent in Section 11 thereof.                      will not receive any additional fees for serving as a qualified independent underwriter in connection with this offering. We have agreed to indemnify                          against liabilities incurred in connection with acting as a qualified independent underwriter, including liabilities under the Securities Act.

Pursuant to Rule 5121, Merrill Lynch, Pierce, Fenner & Smith Incorporated will not confirm any sales to any account over which it exercises discretionary authority without the specific written approval of the account holder. Please read “Use of Proceeds.”

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Sales Outside of the United States

Notice to Prospective Investors in the European Economic Area

In relation to each member state of the European Economic Area (each, a “Member State”), no offer of ordinary shares which are the subject of the offering has been, or will be made to the public in that Member State, other than under the following exemptions under the Prospectus Directive:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the Representatives for any such offer; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of ordinary shares referred to in (a) to (c) above shall result in a requirement for the Company or any Representative to publish a prospectus pursuant to Article 3 of the Prospectus Directive, or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person located in a Member State to whom any offer of ordinary shares is made or who receives any communication in respect of an offer of ordinary shares, or who initially acquires any ordinary shares will be deemed to have represented, warranted, acknowledged and agreed to and with each Representative and the Company that (1) it is a “qualified investor” within the meaning of the law in that Member State implementing Article 2(1)(e) of the Prospectus Directive; and (2) in the case of any ordinary shares acquired by it as a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, the ordinary shares acquired by it in the offer have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Member State other than qualified investors, as that term is defined in the Prospectus Directive, or in circumstances in which the prior consent of the Representatives has been given to the offer or resale; or where ordinary shares have been acquired by it on behalf of persons in any Member State other than qualified investors, the offer of those ordinary shares to it is not treated under the Prospectus Directive as having been made to such persons.

The Company, the Representatives and their respective affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgments and agreements.

This prospectus has been prepared on the basis that any offer of shares in any Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares. Accordingly any person making or intending to make an offer in that Member State of shares which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for the Company or any of the Representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither the Company nor the Representatives have authorized, nor do they authorize, the making of any offer of shares in circumstances in which an obligation arises for the Company or the Representatives to publish a prospectus for such offer.

For the purposes of this provision, the expression an “offer of ordinary shares to the public” in relation to any ordinary shares in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the ordinary shares to be offered so as to enable an investor to decide to purchase or subscribe the ordinary shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive”

means Directive 2003/71/EC (as amended) and includes any relevant implementing measure in each Member State.

The above selling restriction is in addition to any other selling restrictions set out below.

Notice to Prospective Investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (“FINMA”), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of twelve months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in Hong Kong

The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (i) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (ii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Japan

The shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

(a)	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(b)	where no consideration is or will be given for the transfer;

(c)	where the transfer is by operation of law;

(d)	as specified in Section 276(7) of the SFA; or

(e)	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Notice to Prospective Investors in Canada

The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus will be passed upon for us and the selling stockholder by Latham & Watkins LLP, Houston, Texas. Certain legal matters in connection with this offering will be passed upon for the underwriters by Gibson, Dunn & Crutcher LLP, Houston, Texas.

EXPERTS

The consolidated financial statements of IPSCO Tubulars Inc. (including the schedule) at December 31, 2016 and 2015 and for each of the two years in the period ended December 31, 2016, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP (“EY”), independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

Prior to the engagement of EY as IPSCO Tubulars Inc.’s independent registered public accounting firm under the standards of the PCAOB, another member firm of Ernst & Young Global Limited (“EYG”) located in Russia was engaged to perform certain legal and expert services, provided primarily during and concluded in 2015, in Kazakhstan for PAO TMK, a parent entity of IPSCO Tubulars Inc. These services are inconsistent with the auditor independence rules of Regulation S-X and the PCOAB. The legal and expert services were not prohibited by the International Ethics Standards Board for Accountants Code of Ethics then applicable to EY’s relationship with IPSCO Tubulars Inc. at the time the related services were provided. The services had no impact on the financial reporting of IPSCO Tubulars Inc. or the audits of IPSCO Tubulars Inc.’s consolidated financial statements. The total fees received by the EYG member firm for the legal and expert services provided to PAO TMK were insignificant in relation to total audit fees for PAO TMK or IPSCO Tubulars Inc. None of the professionals who provided the services mentioned above were members of the EY audit engagement team with respect to the audits of IPSCO Tubulars Inc.’s consolidated financial statements.

After careful consideration of the facts and circumstances and the applicable independence rules, EY has concluded that (i) the aforementioned matter does not impair EY’s ability to exercise objective and impartial judgment in connection with its audits of IPSCO Tubulars Inc.’s consolidated financial statements and (ii) a reasonable investor with knowledge of all relevant facts and circumstances would conclude that EY has been and is capable of exercising objective and impartial judgment on all issues encompassed within its audits of IPSCO Tubulars Inc.’s consolidated financial statements. After considering this matter, IPSCO Tubulars Inc.’s management and the PAO TMK audit committee concurred with EY’s conclusions.

WHERE YOU CAN FIND INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act relating to the shares of common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules thereto. For further information regarding us and the shares of common stock offered by this prospectus, we refer you to the full registration statement, including the exhibits and schedules filed therewith. This prospectus summarizes provisions that we consider material of certain contracts and other documents to which we refer you. Because the summaries may not contain all of the information that you may find important, you should review the full text of those documents. A copy of the registration statement, of which this prospectus constitutes a part, including its exhibits and schedules, may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Copies of the materials may also be obtained from the SEC at prescribed rates by writing to the Public Reference Room. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

The SEC maintains a website at http://www.sec.gov that contains reports, information statements and other information regarding issuers that file electronically with the SEC. Our registration statement, of which this prospectus constitutes a part, can be downloaded from the SEC’s website. As a result of the offering, we will become subject to the full information requirements of the Exchange Act and will file with or furnish to the SEC periodic reports and other information. These reports and other information may be inspected and copied at the Public Reference Room maintained by the SEC or obtained from the SEC’s website as provided above. Following the completion of this offering, our website will be located at http://www.                .com. We intend to make our periodic reports and other information filed with or furnished to the SEC available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

We intend to furnish or make available to our stockholders annual reports containing our audited financial statements prepared in accordance with GAAP. We also intend to furnish or make available to our stockholders quarterly reports containing our unaudited interim financial information, including the information required by Form 10-Q, for the first three fiscal quarters of each fiscal year.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. Statements that are predictive in nature, that depend upon or refer to future events or conditions or that include the words “may,” “could,” “will,” “plan,” “project,” “budget,” “predict,” “pursue,” “target,” “seek,” “objective,” “believe,” “expect,” “anticipate,” “intend,” “estimate,” and other expressions that are predictions of or indicate future events and trends and that do not relate to historical matters identify forward-looking statements. Our forward-looking statements include statements about our business strategy, our industry, our future profitability, our expected capital expenditures and the impact of such expenditures on our performance, the costs of being a publicly traded corporation and our capital programs.

You are cautioned not to place undue reliance on any forward-looking statements. A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We believe that we have chosen these assumptions or bases in good faith and that they are reasonable. Although forward-looking statements reflect our good faith beliefs at the time they are made, forward-looking statements involve known and unknown risks, uncertainties and other factors, including the factors described under “Risk Factors,” which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements. You should also understand that it is not possible to predict or identify all such factors and should not consider the following list to be a complete statement of all potential risks and uncertainties. Factors that could cause our actual results to differ materially from the results contemplated by such forward-looking statements include:

•	the level of capital spending and exploration and production activity within the United States;

•	the cyclical nature of the oil and gas industry, including declines in oil and natural gas prices;

•	increases in the costs of raw materials or our ability to obtain adequate materials from current suppliers;

•	declines in the price of or demand for steel pipe;

•	our ability to fund future operations and capital needs through borrowings or otherwise, including our ability to access additional capital in the future on acceptable terms;

•	our ability to adequately protect our intellectual property;

•	our reliance on certain manufacturing facilities;

•	our reliance on a small number of customers;

•	inaccurate production forecasts;

•	our ability to manage our capital expenditure costs;

•	the effects of competition in our business;

•	our ability to innovate and develop new products and techniques;

•	U.S. and non-U.S. governmental regulation, including environmental and safety laws and regulations, export controls and economic sanctions laws and regulations;

•	our ability to obtain, in a timely manner, permits and other operational necessities;

•	the availability of third-party transportation;

•	our ability to integrate any new acquisitions and any future expansions of our business;

•	our ability to protect our current information systems;

•	our ability to obtain adequate levels of insurance coverage;

•	adverse developments in our ability to hire and retain skilled employees;

•	our reliance on the experience and expertise of our senior management;

•	potential conflicts of interest between us and our affiliated companies in the TMK Group; and

•	the costs of being a public company, including Sarbanes-Oxley compliance.

We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, changed circumstances or otherwise, unless required by law. These cautionary statements qualify all forward-looking statements attributable to us or persons acting on our behalf.

GLOSSARY OF OIL AND GAS TERMS

The terms defined in this section are used throughout this prospectus:

American Society for Testing and Materials (“ASTM”). An international standards organization that develops and publishes voluntary consensus technical standards for a wide range of materials, products, systems and services.

Basin. A depression in the crust of the Earth in which sediments accumulate.

Bbl. Stock tank barrel, or 42 U.S. gallons liquid volume. Used to reference crude oil or other liquid hydrocarbons.

Billet. A metal in a semi-finished solid metal condition in a longer bar shape or form that was either directly cast or rolled from larger sections. This metal shape has either a round or square cross section, typically between 16 square inches and 50 square inches in size. The metal is then generally hot rolled into finished “long products,” including bars, channels, rods, and tubes.

British thermal unit (“Btu”). The quantity of heat required to raise the temperature of one pound of water by one degree Fahrenheit.

Casing. Pipe used to reinforce the walls of oil and gas wells.

Completion. The process of treating a drilled well followed by the installation of permanent equipment for the production of natural gas or oil, or in the case of a dry hole, the reporting of abandonment to the appropriate agency.

Conventional resource. A reservoir consisting of sandstone or carbonate rock that allows hydrocarbons to migrate and collect naturally. In a conventional reservoir, the hydrocarbons are typically held in place by a sealing caprock.

Coupling. A very short length of pipe or tube with a socket at one or both ends that allows two pipes or tubes to be joined together by threading, welding (steel), brazing or soldering.

Crude oil. Liquid hydrocarbons retrieved from geological structures underground to be refined into fuel sources.

Directional drilling. The intentional deviation of a wellbore from the path it would naturally take. This is accomplished through the use of whipstocks, bottomhole assembly (BHA) configurations, instruments to measure the path of the wellbore in three-dimensional space, data links to communicate measurements taken downhole to the surface, mud motors and special BHA components and drill bits, including rotary steerable systems, and drill bits. The directional driller also exploits drilling parameters such as weight on bit and rotary speed to deflect the bit away from the axis of the existing wellbore. In some cases, such as drilling steeply dipping formations or unpredictable deviation in conventional drilling operations, directional-drilling techniques may be employed to ensure that the hole is drilled vertically. While many techniques can accomplish this, the general concept is simple: point the bit in the direction that one wants to drill. The most common way is through the use of a bend near the bit in a downhole steerable mud motor. The bend points the bit in a direction different from the axis of the wellbore when the entire drill string is not rotating. By pumping mud through the mud motor, the bit turns while the drill string does not rotate, allowing the bit to drill in the direction it points. When a particular wellbore direction is achieved, that direction may be maintained by rotating the entire drill string (including the bent section) so that the bit does not drill in a single direction off the wellbore axis, but instead sweeps around and its net direction coincides with the existing wellbore. Rotary steerable tools allow steering while rotating, usually with higher rates of penetration and ultimately smoother boreholes.

Downhole. Pertaining to or in the wellbore (as opposed to being on the surface).

Drilling rig or rig. The machine used to drill a wellbore.

Drill pipe. Pipe used to drill a well. The drill pipe connects the rig surface equipment with the bottomhole assembly and the bit, both to pump drilling fluid to the bit and to be able to raise, lower and rotate the bottomhole assembly and bit.

Drill string. The combination of the drill pipe, the bottomhole assembly and any other tools used to make the drill bit turn at the bottom of the wellbore.

Electric arc furnace (“EAF”). A furnace used for steelmaking that consists of a refractory-lined vessel, usually water-cooled in larger sizes, covered with a retractable roof, and through which one or more graphite electrodes enter the furnace and melt scrap and other sources of metallics through the introduction of a large strong electric arc between the electrodes and the charged material.

EXW (Ex Works). A shipping term pursuant to which the seller makes goods available for pickup at their premises, or at another named place. EXW means that the buyer incurs the risk in bringing the goods to their final destination. Generally, unless otherwise agreed, if the seller loads the goods aboard a vessel to the named place, it does so at buyer’s risk and cost.

FCA (Free Carrier). A shipping term pursuant to which the seller delivers a specified quantity of goods, cleared for export, at a named place (possibly including the seller’s own premises). FCA means that the risk incurred in bringing the goods to their final destination passes from the seller to the buyer when the goods are loaded aboard the vessel to the named place.

Ferroalloy. An alloy of iron with one or more other metals, used in the production of steel.

Field. An area consisting of either a single reservoir or multiple reservoirs, all grouped on or related to the same individual geological structural feature and/or stratigraphic condition.

Finishing. The process of converting semi-finished green OCTG into finished OCTG via inspection, threading, heat treatment and upsetting.

Frac stage. A specified portion of the section of the wellbore that is being stimulated through hydraulic fracturing techniques.

GAAP. U.S. Generally Accepted Accounting Principles.

Gas or Natural gas. A mixture of hydrocarbons (principally methane, ethane, propane, butanes and pentanes), water vapor, hydrogen sulfide, carbon dioxide, helium, nitrogen and other chemicals that occur naturally underground in a gaseous state.

Green OCTG. Unfinished or semi-finished OCTG that meets some but not all requirements for API certification.

Heat treatment. A process in which a metal is heated to a certain temperature and then cooled in a particular manner and possibly reheated again to alter its internal structure in order to obtain the desired degree of physical and mechanical properties, such as increased strength or a change in brittleness, hardness and softness.

Henry Hub. A distribution hub on the natural gas pipeline system in Erath, Louisiana, owned by Sabine Pipe Line LLC, a subsidiary of EnLink Midstream Partners LP, who purchased the asset from Chevron Corporation in 2014, which is commonly used in quoting natural gas prices.

Hermeticity. The state of being airtight or gastight.

Horizontal drilling. A subset of the more general term “directional drilling,” used where the departure of the wellbore from vertical exceeds about 80 degrees. Note that some horizontal wells are designed such that after reaching true 90-degree horizontal, the wellbore may actually start drilling upward. In such cases, the angle past 90 degrees is continued, as in 95 degrees, rather than reporting it as deviation from vertical, which would then be 85 degrees. Because a horizontal well typically penetrates a greater length of the reservoir, it can offer significant production improvement over a vertical well.

Horizontal well. Wells drilled directionally horizontal to allow for development of structures not reachable through traditional vertical drilling mechanisms.

Hollow structure section (“HSS”). Pipe used for architectural and building purposes.

Hydraulic fracturing. A stimulation treatment routinely performed on oil and natural gas wells in low-permeability reservoirs. Specially engineered fluids are pumped at high pressure and rate into the reservoir interval to be treated, causing a vertical fracture to open. The wings of the fracture extend away from the wellbore in opposing directions according to the natural stresses within the formation. Proppant, such as grains of sand of a particular size, is mixed with the treatment fluid to keep the fracture open when the treatment is complete. Hydraulic fracturing creates high-conductivity communication with a large area of formation and bypasses any damage that may exist in the near-wellbore area.

Hydrocarbon. A naturally occurring organic compound comprising hydrogen and carbon. Hydrocarbons can be as simple as methane, but many are highly complex molecules, and can occur as gases, liquids or solids. Petroleum is a complex mixture of hydrocarbons. The most common hydrocarbons are natural gas, oil and coal.

Line pipe. Pipe used to transport hydrocarbons from wells to refineries, storage tanks and loading and distribution centers and to transport refined products.

LNG. Natural gas cooled to -163° centigrade, turning it into a liquid and reducing its volume to 1/600 of its volume in gaseous form.

Mandrel. A metal rod or bar around which material, such as steel or other types of metal, may be shaped.

MMBtu. Million British Thermal Units.

Natural gas liquids. Components of natural gas that are liquid at surface in field facilities or in gas-processing plants. Natural gas liquids can be classified according to their vapor pressures as low (condensate), intermediate (natural gasoline) and high (liquefied petroleum gas) vapor pressure.

Non-destructive testing. A method of testing that does not damage products.

Play. A set of discovered or prospective oil and/or natural gas accumulations sharing similar geologic, geographic and temporal properties, such as source rock, reservoir structure, timing, trapping mechanism and hydrocarbon type.

Proppant. Sized particles mixed with fracturing fluid to hold fractures open after a hydraulic fracturing treatment. In addition to naturally occurring sand grains, man-made or specially engineered proppants, such as resin-coated sand or high-strength ceramic materials like sintered bauxite, may also be used. Proppant materials are carefully sorted for size and sphericity to provide an efficient conduit for production of fluid from the reservoir to the wellbore.

Quench. The process of rapidly cooling red-hot metal or other material, especially in cold water or oil.

Reserves. Reserves are estimated remaining quantities of oil and natural gas and related substances anticipated to be economically producible, as of a given date, by application of development projects to known accumulations.

Reservoir. A porous and permeable underground formation containing a natural accumulation of producible natural gas and/or oil that is confined by impermeable rock or water barriers and is separate from other reservoirs.

Rolling. The process of shaping metal by passing it between revolving rolls.

Scanning electron microscopy (“SEM”) analysis. A process that offers quick mineralogical assessments and identifies major mineralogical trends. It produces an image that is acquired as an X-ray map using an electron microprobe. The image is then processed using image analysis software. Information is generated concerning mineral abundance, mineral grain size, liberation and association.

Shale. A fine-grained, fissile, sedimentary rock formed by consolidation of clay- and silt-sized particles into thin, relatively impermeable layers.

Temper. The process of improving the hardness and elasticity of steel or other metal by reheating and then cooling it.

Tons. 2,000 pounds.

Threading. Pipe threading is the machining of a spiral ridge on the end of a pipe that enables pipes to be joined together. For male fittings, this thread appears on the outer diameter of the pipe; if female, it appears on the inner diameter. By rotating a male pipe end into a female thread, the two pieces become joined.

Tubulars. A generic term pertaining to any type of pipe.

Unconventional resource. An umbrella term for oil and natural gas that is produced by means that do not meet the criteria for conventional production. At present, the term is used in reference to oil and gas resources whose porosity, permeability, fluid trapping mechanism or other characteristics differ from conventional sandstone and carbonate reservoirs. Coalbed methane, gas hydrates, oil and gas shales and tight sands are considered unconventional resources.

Upsetting. The tube upsetting process is the application of hot forging at the ends of the tubes between an inner and outer die. The upset increases the wall thickness on the ends of the tubes to provide the machining stock and strength necessary for joining the tubes together.

Wellbore. The hole drilled by a drilling rig to explore for or develop oil and/or natural gas.

WTI. West Texas Intermediate.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors of IPSCO Tubulars Inc.

We have audited the accompanying consolidated balance sheets of IPSCO Tubulars Inc. (the Company) as of December 31, 2016 and 2015, and the related consolidated statements of operations, comprehensive loss, stockholder’s equity and cash flows for each of the two years in the period ended December 31, 2016. Our audits also included the financial statement schedule II. These financial statements and schedule II are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of IPSCO Tubulars Inc. at December 31, 2016 and 2015, and the consolidated results of its operations and its cash flows for each of the two years in the period ended December 31, 2016, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule II, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

/s/ Ernst & Young LLP

Houston, Texas

October 27, 2017

IPSCO Tubulars Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

Revenues:	2016	2015
Third party revenues	$423,752,106	$942,587,201
Related party revenues	46,566,748	8,198,367

Total revenue	470,318,854	950,785,568

Cost of sales	502,441,016	963,094,999
Cost of sales to related parties	37,070,001	4,510,140

Gross loss	(69,192,163)	(16,819,571)

Selling and distribution expenses	30,552,331	42,329,355
General and administrative expenses	41,747,619	55,048,503
Research and development expense	9,092,385	11,436,026
Loss on disposal of property and equipment	961,689	4,943,199
Impairment of intangible assets	—	10,433,000

Loss from operations	(151,546,187)	(141,009,654)

Other income (expense):
Finance expense, net	(2,929,419)	(5,250,569)
Related party finance expense, net	(26,141,663)	(18,293,175)
Foreign exchange loss, net	(37,768)	(1,926,948)
Other income (expense), net	331,345	(1,199,877)

Total other expense	(28,777,505)	(26,670,569)

Loss before income taxes	(180,323,692)	(167,680,223)

Income tax benefit	2,864,247	18,709,566

Net loss	$(177,459,445)	$(148,970,657)

Basic and diluted loss per share	(17,570)	(14,750)

Unaudited pro forma basic and diluted loss per share

Weighted average shares outstanding:
Basic and diluted	10,100	10,100

Unaudited pro forma basic and diluted

The Notes to Consolidated Financial Statements are an integral part of these statements

IPSCO Tubulars Inc.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

	2016	2015

NET LOSS	$(177,459,445)	$(148,970,657)

Other comprehensive income (loss):
Net foreign currency translation adjustment	194,547	(1,452,340)
Change in value of cash flow hedge	78,501	170,648
Income tax	(35,302)	(63,993)

	43,199	106,655

Net unrealized gain (loss) on available-for-sale securities	36,995	(72,477)
Income tax	(12,208)	—

	24,787	(72,477)

Net change in pension liabilities	(57,291)	158,087

TOTAL OTHER COMPREHENSIVE INCOME (LOSS)	205,242	(1,260,075)

TOTAL COMPREHENSIVE LOSS	$(177,254,203)	$(150,230,732)

The Notes to Consolidated Financial Statements are an integral part of these statements

IPSCO Tubulars Inc.

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2016 AND 2015

Assets

	2016	2015
Current assets:
Cash and cash equivalents	$21,472,010	$207,841
Trade and other receivables, net	37,976,557	44,419,473
Related party receivables	43,875,261	18,967,596
Related party loans including interest receivable	15,277,936	740,237
Inventories, net	192,858,259	285,776,003
Income tax receivable	10,053,979	7,283,344
Prepaid expenses and other current assets	4,389,820	4,932,303

Total current assets	325,903,822	362,326,797

Property, plant, and equipment, net	402,128,618	440,917,057

Other noncurrent assets:
Long term deposits and prepayments	8,392,217	596,795
Related party receivables	2,000,000	—
Intangibles, net	15,831,601	37,044,524
Other noncurrent assets	3,741,446	3,811,733

Total other noncurrent assets	29,965,264	41,453,052

Total assets	$757,997,704	$844,696,906

The Notes to Consolidated Financial Statements are an integral part of these statements

IPSCO Tubulars Inc.

CONSOLIDATED BALANCE SHEETS—CONTINUED

DECEMBER 31, 2016 AND 2015

Liabilities and Stockholder’s Equity

	2016	2015
Current liabilities:
Accounts payable and accrued liabilities	$82,079,202	$70,955,125
Related party payables	51,395,364	90,526,289
Deferred revenue	12,797,692	18,012,918
Current portion of interest bearing loans, net of unamortized debt issue costs	1,668,231	81,546,772
Current portion of related party long-term debt	141,769,999	56,367,818

Total current liabilities	289,710,488	317,408,922

Noncurrent liabilities:
Interest bearing loans, net of unamortized debt issue costs	706,297	2,357,582
Other noncurrent liabilities	9,900,115	10,581,942
Pension liabilities	1,081,321	655,429
Related party long-term debt	274,143,962	153,983,307

Total noncurrent liabilities	285,831,695	167,578,260

Stockholder’s equity:
Common stock, $0.01 par value; 19,000 shares authorized, 10,100 issued and outstanding	101	101
Additional paid in capital	1,011,686,314	1,011,686,314
Accumulated other comprehensive loss	(2,574,003)	(2,779,245)
Retained deficit	(826,656,891)	(649,197,446)

Total stockholder’s equity	182,455,521	359,709,724

Total liabilities and stockholder’s equity	$757,997,704	$844,696,906

The Notes to Consolidated Financial Statements are an integral part of these statements

IPSCO Tubulars Inc.

CONSOLIDATED STATEMENTS OF STOCKHOLDER’S EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

	Common stock	Additional paid in capital	Retained deficit	Accumulated other comprehensive loss	Total stockholder’s equity
Balance, January 1, 2015	$101	$1,011,686,314	$(500,226,789)	$(1,519,170)	$509,940,456
Other comprehensive loss	—	—	—	(1,260,075)	(1,260,075)
Net loss	—	—	(148,970,657)	—	(148,970,657)

	—
Balance, December 31, 2015	101	1,011,686,314	(649,197,446)	(2,779,245)	359,709,724

Other comprehensive income	—	—	—	205,242	205,242
Net loss	—	—	(177,459,445)	—	(177,459,445)

Balance, December 31, 2016	$101	$1,011,686,314	$(826,656,891)	$(2,574,003)	$182,455,521

The Notes to Consolidated Financial Statements are an integral part of these statements

IPSCO Tubulars Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

	2016	2015
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(177,459,445)	$(148,970,657)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation and amortization costs	71,674,631	78,792,884
Loss on disposal of property and equipment	961,689	4,943,199
Impairment of intangible assets	—	10,433,000
Deferred income tax expense	(3,166,710)	(8,519,958)
Change in provision for bad debt accounts	522,008	1,270,995
Change in net realizable value allowance	13,036,754	41,553,015
Change in other provisions	(6,969)	(10,069,627)
Changes in operating assets and liabilities:
Decrease in trade and other receivables	3,971,393	59,632,699
Increase in related party receivables	(27,445,364)	(4,782,900)
Decrease in inventories	78,326,300	209,358,638
Decrease (increase) in other assets	(10,060,053)	2,573,491
Increase (decrease) in related party payables	(40,643,739)	13,122,281
Increase (decrease) in accounts payable and other liabilities	38,356,432	(145,042,310)

Net cash (used in) provided by operating activities	(51,933,073)	104,294,750
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant, and equipment	(11,124,164)	(29,395,046)
Proceeds from sale of property, plant, and equipment	239,499	5,797
Loans issued to related party	(14,000,000)	(700,000)

Net cash used in investing activities	(24,884,665)	(30,089,249)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from related party debt	180,400,000	—
Payments under capital lease obligations	(429,600)	(429,600)
Repayment of borrowings	(81,876,227)	(73,750,401)

Net cash provided by (used in) financing activities	98,094,173	(74,180,001)
Net foreign exchange difference	(12,266)	(26,010)
NET INCREASE (DECREASE) IN CASH	21,264,169	(510)
CASH, beginning of period	207,841	208,351

CASH, end of period	$21,472,010	$207,841

Supplemental disclosure of cash flow information
Cash paid during the period for interest	$2,313,765	$4,417,265
Cash paid during the period for related party interest	1,512,814	18,457,588
Cash received during the period for income taxes	644,523	6,768,273
Supplemental schedule of noncash investing activities
Net change to property, plant and equipment	$752,278	$(1,031,420)

NOTE 1. CORPORATE INFORMATION

IPSCO Tubulars Inc. (including its subsidiaries, the “Company”), is a subsidiary of PAO TMK (the “Parent”).

The Company is a producer and supplier of seamless and welded oil country tubular goods, or OCTG, with a proprietary suite of premium and semi-premium connections. The Company owns and operates production facilities in the United States and Canada where pipe is produced and finished with heat treating and threading. The primary markets for its products are U.S. and Canadian exploration and production companies. The Company also imports and sells seamless OCTG in sizes it doesn’t produce domestically from affiliated companies owned by the Parent.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

2.1 Basis of Preparation and Principles of Consolidation

These consolidated financial statements of the Company have been prepared on a historical cost basis in accordance with generally accepted accounting principles in the United States (GAAP) and include the accounts of all consolidated subsidiaries.

All intercompany transactions have been eliminated. There are no corporate services and information technology provided by the Parent, and such no allocations of expenses were made to the Company by the Parent.

2.2 Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect reported and contingent amounts of assets and liabilities as of the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Such estimates include but are not limited to estimated losses on accounts receivable, estimated realizable value on inventory, estimated accruals for employee benefits, contingencies, litigation exposures, estimates related to fair value of a reporting unit or asset group for purposes of assessing for impairment and estimates related to deferred tax assets and liabilities, including valuation allowances on deferred tax assets. Actual results could differ from those estimates.

2.3 Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

2.4 Inventories

Inventories consist primarily of raw materials, work in process, finished goods, spare parts and supplies. Inventories are stated at the lower of cost and net realizable value. The cost of inventories is determined on the weighted average basis and includes all costs in bringing the inventory to its present location and condition. The cost of work in progress and finished goods includes the purchase costs of raw materials and conversion costs such as direct labor and allocation of fixed and variable production overheads. The purchase costs comprise the purchase price, transport, handling and other costs directly attributable to the acquisition of inventories.

Net realizable value represents the estimated selling price for inventories less estimated costs to completion and selling costs. Where appropriate, an allowance for obsolete and slow-moving inventory is recognized. Estimates of the net realizable value are based on the most reliable information available at the time the estimates are made. These estimates take into consideration fluctuations of price or cost directly relating to events occurring subsequent to the end of reporting period to the extent that such events confirm conditions existing at the end of the period. An allowance for impairment of inventory to net realizable value and an allowance for obsolete and slow-moving inventory are included in the consolidated statements of operations as cost of sales.

2.5 Loans and Trade Accounts Receivable

The Company records loans and trade accounts receivable at net realizable value. This value includes an appropriate provision for estimated uncollectible accounts to reflect any loss anticipated on the loans and trade accounts receivable balances and charged to the provision for doubtful accounts. Provision for doubtful accounts represents the Company’s estimates of losses that could arise from the failure and inability of customers to make payments when due. These estimates are based on the aging of customers’ balances, specific credit circumstances, current economic conditions and the Company’s historical doubtful debts experience. Changes in the economy, industry or specific customer conditions may require adjustments to the provision for doubtful accounts recorded in the consolidated financial statements. Provisions for doubtful trade accounts receivable are included in selling and distribution expenses in the consolidated statements of operations.

Typical payment terms under customer arrangements are net 30 days, and discounts are provided for payments made within the first 10 days. The Company estimates the amount of the expected sales discounts to be utilized by customers and includes that amount to net the realizable value calculation of trade accounts receivable.

2.6 Available-for-Sale Investments

The Company maintains an irrevocable grantor’s trust to hold assets intended to fund benefit obligations under certain salary continuation agreements. The Company has recognized a liability related to the obligation to pay these benefits to the former executives who were employees of predecessor companies.

The assets of the trust consist of exchange traded securities and exchange mutual funds and are classified as available-for-sale investments. The assets are recorded at fair value on the balance sheets in other noncurrent assets based on observable market prices from active markets. Net realized gain and losses are included in earnings during the period in which assets are liquidated to meet benefit payment obligations. Net unrealized gains and losses are recognized in other comprehensive income in the appropriate period corresponding to the net change in the fair value of the assets held in the trust.

Benefit obligation under salary continuation agreements is the present value of the obligation at the end of the reporting period which is determined by discounting the estimated future cash outflows using the Ryan ALM Above Median Curve as of the measurement date.

2.7 Property, Plant, and Equipment

Property, plant, and equipment are stated at historical cost, net of accumulated depreciation and impairment, if any. Costs incurred to replace a component of an item of property, plant, and equipment that is recognized separately are capitalized. Subsequent costs are capitalized only when it is probable that future economic benefits associated with the item will be realized and the costs can be measured reliably. All other repair and maintenance costs are recognized in the profit or loss as an expense when incurred.

Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets. The estimated useful lives of property and equipment are subject to key assumptions such as maintenance and utilization. Unanticipated future changes in these assumptions could have a material impact on depreciation expense.

Average depreciation periods, which represent estimated useful economic lives of respective assets, are as follows:

Land	Not depreciated
Buildings	Up to 30 years
Machinery and equipment	Up to 25 years
Furniture and fixtures	Up to 5 years
Other	Up to 20 years

Depreciation expense for the manufacturing facilities, machinery and equipment is included in cost of sales and depreciation expense for other property, plant and equipment is included in selling, general and administrative expenses.

When the Company retires or disposes of an asset, the Company removes its cost and related accumulated depreciation from the Company’s consolidated balance sheet. The Company records the difference between the net book value and proceeds from disposition as a gain or loss on the consolidated statement of operations.

2.8 Intangible Assets

Intangible assets are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is the fair value at the date of acquisition. Following initial recognition, intangible assets are carried at cost less accumulated amortization and accumulated impairment losses, if any. The useful lives of intangible assets are assessed as either finite or indefinite.

Intangible assets with finite lives (except for customer relationships) are amortized over the estimated useful economic life using the straight-line method over the period of 2-8 years. Customer relationships are amortized on an accelerated basis to reflect the pattern of the economic benefits received. Amortization expense of intangible assets is recognized in the consolidated statement of operations in the expense category consistent with the function of an intangible asset.

Intangible assets with indefinite useful lives are not amortized, they are tested for impairment annually at the reporting unit level. When facts and circumstances indicate that the carrying value of intangible assets may not be recoverable, the Company assesses the recoverability of the carrying value by preparing estimates of the future cash flows. The impairment loss recognized is the amount by which the carrying amount of the asset or asset group exceeds the fair value. To determine the fair value of these assets, a variety of methodologies can be used including discounted cash flow models. The determination of future cash flows as well as the estimated fair values involve significant estimates on the part of management.

2.9 Employee Benefits Liability

The pension liabilities recognized in the consolidated balance sheets in respect of the Company’s unfunded post-employment employee benefits are defined as the present value of the defined benefit obligation at the end of the reporting period. The defined benefit obligation is calculated by external actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using the Ryan ALM Above Median Curve as of the measurement date. An actuarial valuation involves making various assumptions that may differ from actual developments in the future. These include the determination of the discount rate, salary increases, the projected mortality of participants and the current level and the projected retirement age. In the event that further changes in the key assumptions are required, the future amounts of the employment benefit costs may be affected materially.

Actuarial gains and losses that arise during the year are recognized as a component of other comprehensive income. If the net gain or loss exceeds the corridor amount, the net gain or loss is subsequently amortized out of accumulated other comprehensive income and becomes a component of net pension costs in the consolidated statements of operations. The “corridor” is defined as the greater of 10 percent of the projected benefit obligation as of the beginning of the year. Amortization is the excess (beyond the corridor) divided by the average remaining service period of active employees expected to receive benefits.

2.10 Contingencies

The Company accrues for costs relating to litigation when such liabilities become probable and reasonably estimable. Such estimates may consider advice from third parties, amounts specified by contract, amounts designated by legal statue or management’s judgment, as appropriate. Revisions to contingent liabilities are reflected in profit or loss in the period in which different facts or information become known or circumstances change that affect the Company’s previous assumptions with respect to the likelihood or amount of loss. Amounts paid upon the ultimate resolution of contingent liabilities may be materially different from previous estimates and could require adjustments to the estimated reserves to be recognized in the period such new information becomes known.

2.11 Foreign Currency

Foreign currency transactions are translated into the functional currency using the exchange rates at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at period end exchange rates are generally recognized in the consolidated statement of operations. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the date of the initial transactions.

For subsidiaries outside the U.S., the local currency is the functional currency. The financial statements of such subsidiaries are translated into U.S. dollars as follows: (i) assets and liabilities at period-end exchange rates; (ii) income and expenses at monthly average exchange rates or exchange rates in effect on the date of the transaction. Translation adjustments are recorded in accumulated other comprehensive income (loss) within stockholder’s equity.

2.12 Environmental Provision

Environmental remediation and post-remediation monitoring costs are accrued when such obligations become probable and reasonably estimable. Such future expenditures are not discounted to their present value and included in other noncurrent liabilities in the consolidated balance sheets (except for the current portion which is included in accounts payable and accrued liabilities). See Note 12 Asset Retirement Obligations and Environmental Liabilities, for further discussion of the Company’s environmental liabilities.

2.13 Asset Retirement Obligations

Asset retirement obligations associated with legal or contractual obligations to retire long-lived assets are included in other noncurrent liabilities in the consolidated balance sheets with an increase to the carrying amounts of the related long-lived assets in the period incurred. The cost of the asset, including the asset retirement cost, is depreciated over the useful life of the asset. Asset retirement obligations are recorded at estimated fair value upon initial recognition, measured by reference to the expected future cash outflows required to satisfy the retirement obligations discounted at the Company’s credit-adjusted risk-free interest rate. Accretion expense is recognized over time as the discounted liabilities are accreted to their expected settlement value. If estimated future costs of asset retirement obligations change, an adjustment is recorded to both the asset retirement obligations and the long-lived asset. Revisions to estimated asset retirement obligations can result from changes in retirement cost estimates, revisions to estimated inflation rates, and changes in the estimated timing of abandonment.

2.14 Leases

Certain assets have been leased under terms which constitute a capital lease. Such assets are amortized using the straight-line interest method over the term of the lease and amortization expense is included with depreciation expense of the Company’s owned long-lived assets. Interest expense is recognized using the effective interest method based on outstanding lease obligations. The current portion of capital lease obligation is included in accounts payable and accrued liabilities and the noncurrent portion is included in other noncurrent liabilities in the consolidated balance sheets.

2.15 Revenue Recognition

The Company recognizes revenue, net of sales taxes, rebates and discounts, once the following four criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery of the products has occurred or the customer has taken title and risk of loss or services have been rendered, (iii) the price of the equipment or service is fixed or determinable and (iv) collectability is reasonably assured.

For bill-and-hold arrangements revenue is recognized upon delivery to the customers. Prior to the products being in the physical possession of the customer, recognition of revenue and related inventory costs from these transactions are deferred. The Company recognizes deferred revenue for cash receipts from customers with respect to the bill-and-hold arrangements.

2.16 Shipping and Handling Costs

Shipping and handling costs related to the movement of finished goods from manufacturing locations to customers are recognized net of customers’ reimbursements and included in selling and distribution expenses in the consolidated statements of operations. During the years ended December 31, 2016 and 2015, the Company recorded shipping costs of $0.4 million and $1.9 million, respectively.

2.17 Research and Development Costs

Research and development costs are comprised of the cost of materials consumed, depreciation of equipment or facilities used, contracted service, salaries, wages, and other related costs of personnel engaged in research and development activities. These costs are expensed when incurred.

2.18 Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Deferred taxes are measured using enacted tax laws and rates expected to be in effect when such differences are recovered or settled. The effect of a change in tax rates on deferred taxes is recognized in income in the period that includes the enactment date of the change.

Income tax expense includes U.S. and foreign income taxes, including U.S. federal taxes on undistributed earnings of foreign subsidiaries to the extent such earnings are planned to be remitted. Taxes are not provided on the translation component of comprehensive income since the effect of translation is not considered to modify the amount of earnings that are planned to be remitted.

The Company evaluates all tax positions taken on its federal, state, and foreign tax filings to determine if the position is more likely than not to be sustained upon examination. For positions that meet the more likely than not to be sustained criteria, the largest amount of benefit to be realized upon ultimate settlement is determined on a cumulative probability basis. A previously recognized tax position is derecognized when it is subsequently determined that a tax position no longer meets the more likely than not threshold to be sustained. Interest related and penalties on a tax position taken by the Company are reflected as a component of other expense in the consolidated statements of operations.

2.18 New Accounting Standards

New accounting standards already adopted by the Company

On April 7, 2015, the FASB issued ASU No. 2015-03, Simplifying the Presentation of Debt Issuance Costs (ASU 2015-03). ASU 2015-03 changes the presentation of debt issuance costs in financial statements and requires an entity to present such costs as a direct deduction from the related debt liability rather than as an asset. Amortization of the costs is reported as interest expense. In August 2015, the FASB subsequently issued a clarification as to the handling of debt issuance costs related to line-of-credit arrangements that allows the presentation of these costs as an asset. The update is effective for interim and annual periods beginning after December 15, 2015. The Company has elected to adopt the standards update beginning January 1, 2015. Adoption of this new guidance resulted in netting of debt issuance costs against the related liabilities in the consolidated balance sheets.

On July 22, 2015, the FASB issued ASU No. 2015-11, Simplifying the Measurement of Inventory (ASU 2015-11). ASU 2015-11 requires an entity to measure most inventory at the lower of cost and net realizable value, thereby simplifying the current guidance under which an entity must measure inventory at the lower of cost or market. ASU 2015-11 does not apply to inventories that are measured using either the last-in, first-out (LIFO) method or the retail inventory method. ASU 2015-11 is effective for public entities for financial statements issued for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years; early application is permitted. The Company elected to adopt the standards update beginning January 1, 2015.

In November 2015, the FASB issued ASU 2015-17, Income Taxes: Balance Sheet Classification of Deferred Taxes, which changes the presentation of deferred taxes on the consolidated balance sheet. The updated guidance requires all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the consolidated balance sheet. The standards update is effective for annual and interim periods beginning December 15, 2016 with early adoption permitted. The Company elected to adopt the standards update beginning January 1, 2015, resulting in deferred taxes being classified as noncurrent.

On August 27, 2014, the FASB issued Accounting Standards Update No. 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern (ASU 2014-15). ASU 2014-15 explicitly requires management to assess an entity’s ability to continue as a going concern and to provide related footnote disclosures in certain circumstances. The standard provides guidance regarding management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern or to provide related footnote disclosures. ASU 2014-15 is effective for all entities for interim and annual periods ending after December 15, 2016; early adoption is permitted. The Company elected to adopt ASU 2014-15 beginning January 1, 2016.

New accounting standards not yet adopted by the Company

In March 2017, the FASB issued Accounting Standard Update (ASU) No. 2017-07, Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost (ASU 2017-07). This update requires that an employer reports the service cost component in the same line item as other compensation costs and separately from other components of net benefit cost. ASU 2017-07 is effective for fiscal periods beginning after December 15, 2017, and for interim periods within those fiscal years. The Company is currently assessing the impact of the adoption of ASU No. 2017-07 on its consolidated balance sheets and results of operations.

On February 25, 2016, the FASB issued ASU No. 2016-02, Leases (ASU 2016-02). ASU 2016-02 supersedes prior lease accounting guidance. Under ASU 2016-02, for operating leases, a lessee should recognize its right to use the underlying asset for the lease term, recognize a single lease cost which is allocated over the lease term (generally on a straight line basis), and classify all cash payments within the operating activities in the consolidated statement of cash flows. For finance leases, a lessee is required to recognize a right-of-use asset and a lease liability; recognize interest on the lease liability separately from amortization of the right-of-use asset; and classify repayments of the principal portion of the lease liability within financing activities and payments of interest on the lease liability within the operating activities in the statement of cash flows. For leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election not to recognize lease assets and lease liabilities. In addition, at the inception of a contract, an entity should determine whether the contract is or contains a lease. ASU 2016-02 is effective for public entities for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years, using a modified retrospective approach. The Company is evaluating the consolidated financial statement implications of adopting ASU 2016-02.

On May 28, 2014, the FASB and the International Accounting Standards Board issued ASU No. 2014-09, Revenue from Contract with Customers (ASU 2014-09). ASU 2014-09 outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. On August 12, 2015, the FASB issued ASU 2015-04, Revenue from Contracts with Customers – Deferral of the Effective Date (ASU 2015-14). ASU 2015-14 defers the effective date of ASU 2014-09 to annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period, and only permits entities to adopt the standard one year earlier as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. There are two allowable methods of adopting the new standard: 1) full retrospective applies the standard to each period presented in the financial statements, and 2) modified retrospective applies the standard to only the most current period presented, with a cumulative effect adjustment recorded to retained earnings. The Company plans to adopt ASU 2014-09 and its amendments on a modified retrospective basis. The adoption of the new standard will have a material impact on revenue with respect to the bill-and-hold arrangements as the Company will recognize revenue earlier than it currently does. As the Company continues its assessment, the Company is also identifying and preparing to implement changes to the accounting policies and practices, business processes, systems and controls to support the new revenue recognition and disclosure requirements. The assessment will be completed during fiscal year 2017.

In January 2016, the FASB issued ASU 2016-01, Financial Instruments – Overall – Recognition and Measurement of Financial Assets and Financial Liabilities (ASU 2016-01). This new standard requires, among other things, that entities measure equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) at fair value, with changes in fair value recognized in net income. Under ASU 2016-01, entities will no longer be able to recognize unrealized holding gains and losses on equity securities classified today as available for sale in other comprehensive income and they will no longer be able to use the cost method of accounting for equity securities that do not have readily determinable fair values. This new standard does not change the guidance for classifying and measuring investments in debt securities and loans. ASU 2016-01 is effective for the Company on January 1, 2018. The Company does not anticipate a material impact on its consolidated financial statements at the time of adoption of this new standard.

NOTE 3. BUSINESS AND CREDIT CONCENTRATIONS

The Company is exposed to credit risk in the event of nonpayment by customers, principally within the oil and gas market as well as other industrial markets. Changes in these industries may significantly affect the Company’s financial performance and management’s estimates. The Company mitigates its exposure to credit risk by performing ongoing credit evaluations and, when deemed necessary, requiring letters of credit, credit insurance, prepayments, guarantees and other collateral.

The majority of the Company’s customers are located in North America. In 2016, Sooner Pipe LLC, B&L Pipeco Services, Inc. and CTAP LLC accounted for 21%, 14% and 10%, respectively, of the Company’s revenues. In 2015, Bourland & Leverich Supply Co. LLC and Sooner Pipe LLC accounted for 16% and 15%, respectively, of the Company’s revenues. The aggregate outstanding receivables for these customers totaled $19.8 million and $7.9 million as of December 31, 2016 and 2015.

The Company’s financial instruments that are subject to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. At times during the year, the amounts of cash and cash equivalents on deposit may be in excess of insured limits.

NOTE 4. TRADE AND OTHER RECEIVABLES

Receivables as of December 31, 2016 and 2015 consisted of the following:

	2016	2015
Trade receivables	$40,225,864	$45,374,712
Other receivables	191,779	963,839
Allowance for doubtful accounts	(2,441,086)	(1,919,078)

Total receivables	$37,976,557	$44,419,473

NOTE 5. INVENTORIES

Inventories by category as of December 31, 2016 and 2015 are as follows:

	2016	2015
Finished goods	$85,633,753	$147,353,336
Work in process	99,180,594	120,856,652
Raw materials and supplies	20,515,589	13,984,901
Spare parts and other	47,746,574	50,762,611

	253,076,510	332,957,500
Allowance for net realizable value of inventory	(60,218,251)	(47,181,497)

Total inventory	$192,858,259	$285,776,003

Work in process and finished goods include cost of materials, labor, and manufacturing overhead.

Included in finished goods is inventory held by the Company for bill-and-hold arrangements.

During 2016 and 2015, the Company recognized inventory charges, including excess and obsolete inventory charges totaling $13.0 million and $41.6 million, respectively. These charges were largely attributable to the downturn in the oil and gas industry, where inventory production costs exceed its current selling price or certain inventory has been deemed commercially unviable considering current and future demand.

The following table summarizes the changes in the allowance for net realizable value of inventory:

	2016	2015
Balance at January 1	$47,181,497	$5,628,482
Increase in allowance	13,036,754	41,553,015

Balance at December 31	$60,218,251	$47,181,497

NOTE 6. PROPERTY, PLANT, AND EQUIPMENT

Major classes of property, plant, and equipment as of December 31, 2016 and 2015 are shown in the following table:

	2016	2015
Land	$24,398,128	$24,398,128
Buildings	128,359,831	104,977,111
Machinery and equipment	573,401,648	596,087,762
Furniture and fixtures	19,857,798	19,833,358
Vehicles	673,137	896,072
Construction in process	30,106,741	22,730,547

Total	776,797,283	768,922,978
Less accumulated depreciation	(374,668,665)	(328,005,921)

Plant, property, and equipment, net	$402,128,618	$440,917,057

Depreciation expense was $50.5 million and $50.2 million for the years ended December 31, 2016 and 2015, respectively. There were no impairments as of December 31, 2016 and 2015.

NOTE 7. INTANGIBLE ASSETS

Intangible assets as of December 31, 2016 and 2015 are detailed below:

	Trademarks	Proprietary technology	Customer relationships	Total
Useful lives	Indefinite	9 years	11 years
December 31, 2015
Gross carrying amount	$208,700,000	$14,100,000	$472,300,000	$695,100,000
Accumulated amortization	—	(13,311,771)	(442,916,705)	(456,228,476)
Accumulated impairment	(201,827,000)	—	—	(201,827,000)

Net amount	$6,873,000	$788,229	$29,383,295	$37,044,524

December 31, 2016
Gross carrying amount	$208,700,000	$14,100,000	$472,300,000	$695,100,000
Accumulated amortization	—	(14,100,000)	(463,341,399)	$(477,441,399)
Accumulated impairment	(201,827,000)	—	—	$(201,827,000)

Net amount	$6,873,000	$—	$8,958,601	$15,831,601

Amortization expense was $21.2 million and $28.6 million for the years ended December 31, 2016 and 2015, respectively. Future estimated amortization expense for the next five years is expected to be as follows:

Year	Amount
2017	$8,175,992
2018	782,609
2019	—
2020	—
2021	—

Total	$8,958,601

See Note 14 for discussion of impairments to intangibles.

NOTE 8. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities as of December 31, 2016 and 2015 consisted of the following:

	2016	2015
Trade payables	$55,872,862	$43,036,409
Payables for property, plant and equipment	2,929,100	2,836,546
Sales rebates payable	2,916,816	2,762,770
Salaries and wages	2,582,954	1,555,473
Property tax	6,358,412	8,288,047
Insurance	1,662,795	2,257,034
Provision for unused vacations	232,769	532,498
Provision for bonuses	2,448,323	1,488,152
Environmental reserve	90,762	90,762
Legal contingency obligations	1,500,000	1,650,000
Other	5,484,409	6,457,434

Total accounts payable and accrued liabilities	$82,079,202	$70,955,125

NOTE 9. LEASES

The Company leases certain facilities, office space, vehicles, machinery, and other equipment under capital and operating leases. Rental expenses for the years ended December 31, 2016 and 2015 were $8.5 and $9.9 million, respectively. Future minimum commitments for operating leases and capital leases having initial non-cancelable lease terms in excess of one year are as follows:

	Operating Leases	Capital Leases
2017	$3,235,145	$429,600
2018	2,883,634	107,400
2019	2,446,663	—
2020	2,235,733	—
2021	1,974,629	—
Thereafter	2,555,366	—

Total minimum lease payments	15,331,170	537,000
Less: interest	—	(9,557)

Lease obligations at December 31, 2016	$15,331,170	$527,443

In April 2013, the Company entered into a five year capital lease agreement with Tuboscope, a division of National Oilwell Varco, L.P., which installed a non-destructive testing system at the Baytown facility to provide tubular inspection services. The gross value of the equipment under capital lease was $2.0 million as of December 31, 2016 and 2015. The accumulated depreciation for these items was $1.0 million and $0.7 million at December 31, 2016 and 2015, respectively, and depreciation expense for the years ended December 31, 2016 and 2015 amounted to $0.3 million and $0.3 million, respectively.

NOTE 10. INTEREST BEARING LOANS

In August 2011, the Company entered into a credit agreement with a financial institution providing a $270,000,000 line of credit (“Credit Agreement”). Credit Agreement included a revolver, term loan and letter of credit sub-facility. Outstanding borrowings for the London Interbank Offered Rate, or LIBOR rate, loan under the Credit Agreement bear interest at a rate equal to the LIBOR rate plus the LIBOR rate margin and otherwise base rate plus the base rate margin. Weighted-average interest rate was 3.7% and 4.1% in 2016 and 2015, respectively. Interest expense on borrowings under the Credit Agreement totaled $2,089,436 and $4,271,890 for the years ended December 31, 2016 and 2015, respectively. As of December 31, 2015, the outstanding principal balance on the borrowings was $80,298,424 with respective accrued interest of $283,626. Debt issuance costs amounted to $629,513 as of December 31, 2015. All amounts outstanding under the Credit Agreement were paid in full in August 2016.

All of the obligations under the Credit Agreement, and the guarantees of those obligations, were secured by substantially all of the Company’s assets. The Credit Agreement contained a number of customary covenants. As of December 31, 2015, the Company was in compliance with these covenants under the Credit Agreement.

The Company entered into a series of loan agreements in April 2013 with General Electric Capital Corporation (GE Capital) whereby the Company financed the purchase of certain equipment from GE Capital. Borrowings mature on May 1, 2018 and bear an interest rate of 4.99%, with principal and loan payments due monthly as defined within the agreements. All amounts due under the loan agreements are secured by the underlying equipment. These loans were subsequently sold by GE Capital to a bank. Interest expense on borrowings under these loan agreements amounted to $154,877 and $231,841 for the years ended December 31, 2016 and 2015, respectively. Principal loan balance outstanding under these loans as of December 31, 2016 and 2015 amounted to $2,374,089 and $3,951,889, respectively. Debt issuance costs amounted to $9,433 as of December 31, 2016 and $16,505 as of December 31, 2015, respectively. Accrued interest under these loans as of December 31, 2016 and 2015 amounted to $9,872 and $16,433, respectively.

The Company has also entered into related party loan agreements with PAO TMK and its wholly owned subsidiary. See Note 11 for further information outlining the terms and conditions of these agreements.

The schedule of principal payments for the outstanding interest bearing loans (excluding related party loans) as of December 31, 2016 is as follows:

Year	Amount
2017	$1,658,360
2018	715,729

Total	$2,374,089

NOTE 11. RELATED PARTY TRANSACTIONS

Transactions with the Parent

The following table provides balances as of December 31, 2016 and 2015 with the Parent:

	2016	2015
Trade and other payables	$49,069,088	$32,436,660
Long-term debt including interest payable	298,469,666	101,367,448

The following table provides the summary of transactions for the years ended December 31, 2016 and 2015 with the Parent:

	2016	2015
Interest expense	$17,431,277	$8,869,380

In January 2009, the Company entered into a 30-month $300,000,000 unsecured term loan with the Parent in order to fund the acquisition of certain companies that constitute the Company today. Subsequently, several amendments were made to this loan agreement to change the payment schedule, interest rate and extend the term of loan through June 2023. Also, during 2016, the Company received $180,400,000 under the existing term loan to repay the Company’s outstanding indebtedness under its asset-based loan facility with U.S. banks to prevent default thereunder and to finance its working capital needs. The loan provisions contain no covenants and allow the Company to make early repayments of the loan, but there is no right for the Parent to require early repayments. At December 31, 2016, and December 31, 2015, borrowings outstanding on this term loan amounted to $281,567,568 and $101,167,568 respectively, and accrued interest amounted to $16,902,098 and $199,880, respectively. Borrowings under the loan agreement bear interest at 8.5%. Interest expense totaled $17,431,277 and $8,869,381 for the years ended December 31, 2016 and 2015, respectively.

The schedule of principal payments for the loan received from the Parent at December 31, 2016 is as follows:

Year	Amount
2017	$86,042,731
2018	87,508,315
2019	8,400,000
2020	8,400,000
2021	8,400,000
Thereafter	82,816,522

Total	$281,567,568

Transactions with other subsidiaries of PAO TMK

During years 2016 and 2015 the Company had transactions with other subsidiaries of PAO TMK.

The following table provides balances as of December 31, 2016 and 2015 with other subsidiaries of PAO TMK:

	2016	2015
Trade and other receivables	$7,627,866	$6,341,481
Trade and other payables	1,344,429	53,650,630
Loans issued including interest receivable	785,215	740,237
Long-term debt including interest payable	117,444,295	108,983,677
Advances issued	—	12,500

The following table provides the summary of transactions for the years ended December 31, 2016 and 2015 with other subsidiaries of PAO TMK:

	2016	2015
Sale of goods	$1,742,954	$110,076
Rendering of services	1,407,727	3,827,698
Purchase of other goods and services	54,670,944	110,894,107
Interest income	44,977	40,237
Interest expense	9,244,373	9,507,727

Payment terms for the sale of goods were consistent with those provided to third parties except for discounts.

In January 2009, the Company entered into a 30-month $207,542,000 unsecured term loan with a wholly owned subsidiary of PAO TMK in order to fund the acquisition of certain companies that constitute the Company today. Subsequently, several amendments were made to this loan agreement to change the payment schedule, interest rate and extend the term of loan through February 2019. The loan provisions contain no covenants and allow the Company to make early repayments of the loan. At December 31, 2016, and December 31, 2015, borrowings outstanding on this term loan amounted to $108,757,325 and $108,757,325, respectively, and accrued interest amounted to $8,686,970 and $226,352, respectively. Borrowings under the loan agreement bear interest at 8.5%. Interest expense totaled $9,244,373 and $9,507,727 for the years ended December 31, 2016 and 2015, respectively.

The schedule of principal payments for the loan received from a wholly owned subsidiary of PAO TMK at December 31, 2016 is as follows:

Year	Amount
2017	$30,138,200
2018	39,060,676
2019	39,558,448

Total	$108,757,324

In January 2015, the Company entered into a credit agreement with another wholly owned subsidiary of PAO TMK. Under the credit agreement the Company provided a $5,000,000 revolving line of credit for working capital and general corporate purposes. The line of credit key terms include interest at 6.32% per annum for the years ended December 31, 2016 and December 31, 2015. The outstanding balance for the loan issued as of December 31, 2016 and December 31, 2015 was $700,000. The outstanding balance for the interest receivable as of December 31, 2016 and December 31, 2015 was $85,215 and 40,237, respectively.

Transactions with OFS International LLC:

The Company has engaged in transactions with OFS International LLC (“OFSI”) and its subsidiaries, which include the sales and purchases of goods and services. OFSI was a subsidiary of PAO TMK until September 2016 when the majority interest was sold by PAO TMK. OFSI is now an affiliate of both the Company and PAO TMK.

The following table provides balances as of December 31, 2016 and 2015 with OFSI:

	2016	2015
Trade and other receivables	$38,247,395	$12,613,615
Trade and other payables	981,847	4,438,999
Loans issued including interest receivable	14,492,721	—

The following table provides the summary of transactions for the years ended December 31, 2016 and 2015 with OFSI:

	2016	2015
Sale of goods	$42,803,714	$4,260,593
Rendering of services	612,353	—
Purchase of other goods and services	9,284,852	19,701,408
Interest income	489,010	43,695

The Company provided extended payment terms for the sale of goods to OFSI made in September 2016. Based on the agreed schedule, there are four quarterly installment payments beginning in the fourth quarter of 2016. Payment terms for the sale of goods to OSFI in 2017 were consistent with those provided to third parties except for discounts.

In August 2016, the Company issued an unsecured loan to OFSI. Under the loan agreement, the Company provided a $14,000,000 line of credit for working capital and general corporate purposes. The line of credit key terms include interest at 8.5% per annum payable at maturity of the loan in September 2017. The outstanding balance for the loan issued as of December 31, 2016 was $14,000,000. Interest income on borrowings under the loan agreement for the year ended December 31, 2016 amounted to $492,721 and included in related party finance expense, net in the consolidated statements of operations. The outstanding balance for the accrued interest as of December 31, 2016 was $492,721.

NOTE 12. ASSET RETIREMENT OBLIGATIONS AND ENVIRONMENTAL LIABILITIES

The Company’s asset retirement obligations consist primarily of future site abandonment and remediation costs related to a cooling pond at one of the Company’s facilities. The following table represents a rollforward of the Company’s asset retirement obligation:

	2016	2015
Beginning balance at January 1	$2,716,131	$2,567,595
Accretion expense	157,678	148,536

Ending balance	$2,873,809	$2,716,131

As of December 31, 2016, and 2015, the Company had the following environmental liabilities:

•	Annual groundwater sampling and groundwater collection system maintenance related to a landfill postclosure permit. Such monitoring and maintenance activities are expected to continue until 2035 with annual expenditures of approximately $90,000. The Company accrued $1.7 million and $1.8 million related to this liability as of December 31, 2016 and 2015, respectively.

•	Asbestos and polychlorinated biphenols (PCB) remediation and abatement program at one facility in order to comply with federal and state environmental regulations. The Company accrued $1.7 million related to this liability as of December 31, 2016 and 2015.

NOTE 13. EMPLOYEE BENEFIT PLANS

Defined Benefit Plan

As of December 31, 2016, and 2015, the Company sponsored a defined benefit pension plan for certain employees of the Company. This plan was unfunded as of December 31, 2016 and 2015.

Net periodic benefit cost recognized in the consolidated statements of operations for the years ended December 31, 2016 and 2015 consisted of the following:

	2016	2015
Service cost	$276,852	$403,124
Interest cost	52,790	76,028
Curtailment gain	—	(451,371)
Settlement loss	51,102	—

Total net periodic benefit cost	$380,744	$27,781

Included in accumulated other comprehensive loss at December 31, 2016 and 2015 are the following amounts that have not yet been recognized in net periodic benefit plan cost:

	2016	2015
Prior service credits	—	—
Actuarial losses, net	57,291	—

	$57,291	$—

The change in the projected benefit obligation as of December 31, 2016 and 2015 associated with the Company’s defined benefit plan was as follows:

	2016	2015
Benefit obligation at beginning of year	$1,639,754	$1,992,753
Service cost	276,852	403,124
Interest cost	52,790	76,028
Net actuarial loss	175,502	102,581
Curtailments	(67,109)	(712,039)
Distributions	(979,581)	(222,693)

Benefit obligation at end of year	$1,098,208	$1,639,754

The following table sets forth the changes in AOCI for the Company’s benefit plan:

	2016	2015
Net loss at beginning of year	$—	$158,087
Liability loss occurring during year	175,502	102,581
Net gain / (loss) amortized during year, including special events	(51,102)	451,371
Loss during year due to curtailment	(67,109)	(712,039)

Net loss at end of year	$57,291	$—

The weighted-average assumptions associated with the Company’s defined benefit plan were as follows:

	2016	2015
Discount rate	4.35%	4.60%
Future salary increases	4.00%	4.00%
Expected return on plan assets	N/A	N/A

The Company’s discount rate is estimated as the single equivalent rate such that the present value of the plan’s cash flows using the single rate equals the present value of those cash flows using the Ryan ALM Above Median Curve as of the measurement date. Ryan ALM Above Median Curve is based on the top 50% yielding numbers of bond issues in each grouped maturity band.

Future expected benefit payments are as follows:

Year	Amount
2017	$16,887
2018	62,342
2019	71,999
2020	412,452
2021	9,133
2022-2026	546,988
2026 and thereafter	379,074

Total expected payments	$1,498,875

Defined Contribution Plan

The Company has a defined contribution plan covering substantially all of its employees. Benefits are based on a percentage of current earnings and matching of employee contributions. The Company suspended matching of employee contributions in 2016 from April through December. For the years ended December 31, 2016 and 2015, the Company’s costs for its defined contribution plan were $1.7 million and $5.5 million, respectively.

NOTE 14. FAIR VALUE MEASUREMENTS

Accounting principles generally accepted in the United States define fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. Additionally, the inputs used to measure fair value are prioritized based on a three-level hierarchy. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

•	Level 1—Quoted prices in active markets for identical assets or liabilities.

•	Level 2—Inputs, other than quoted prices within Level 1, that are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument’s anticipated life. The Company values assets and liabilities included in this level using quoted prices for similar assets and liabilities in active markets, or other inputs that are observable or can be corroborated by observable market data.

•	Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

There were no transfers between fair value hierarchy levels for the year ended December 31, 2016.

Recurring Fair Value Measurements

The Company considers the fair value of its financial instruments (primarily accounts receivable, deposits, accounts payable, and accrued liabilities) to approximate their carrying values as reflected in the consolidated balance sheets because of their short-term nature.

For the Company, the only assets that are adjusted to fair value on a recurring basis are investments held in trust to support benefit obligations under certain salary continuation agreements.

Assets held in Trust

The fair values of assets held in the trust are determined based on observable market prices from active markets and therefore have been classified as Level 1 investments.

The following table summarizes those assets measured at fair value on a recurring basis:

December 31, 2016	Level 1	Level 2	Level 3	Total
Cash & Cash Equivalents	$217,321	—	—	$217,321
Equities	2,771,970	—	—	2,771,970
Mutual Funds-Equities	168,726	—	—	168,726

Total financial assets	$3,158,017	—	—	$3,158,017

December 31, 2015	Level 1	Level 2	Level 3	Total
Cash & Cash Equivalents	$367,145	—	—	$367,145
Equities	2,574,000	—	—	2,574,000
Mutual Funds-Equities	288,393	—	—	288,393

Total financial assets	$3,229,538	—	—	$3,229,538

Nonrecurring Fair Value Measurements

Generally, assets are recorded at fair value on a nonrecurring basis as a result of impairment charges.

Intangible Assets Impairments

During the year ended December 31, 2015, the Company continued to see a reduction of sales as a result of reduced demand from the oil and gas sector due to low commodity prices. The Company identified these factors as indicative of possible impairment, in which the fair value of the Company’s indefinite lived intangible assets may be less than their carrying amount. As a result, the Company performed a quantitative impairment analysis estimating the fair value of the trade names using the relief from royalty method. The relief from royalty method determines a value by quantifying the cost savings derived from owning the asset instead of paying royalty fees for licensing the asset from a third party. This method calculates the royalty savings by multiplying the expected asset specific revenues by an estimated royalty rate that the company is “relieved” from paying had the trade name been licensed from a third party. The royalty savings are then tax-affected and the net savings are discounted back to the present value using the relevant discount rate. Key assumptions within the impairment analysis were based on unobservable inputs (Level 3) such as estimates of future revenues attributable to each trade name, a long term growth rate of 2.3%, a weighted average royalty rate for all the trade names of 0.1%, and a discount rate of 14.5%. As a result of the analysis performed, the fair value of trade names totaled $6.9 million and an impairment charge of $10.4 million was recognized for the year-ended December 31, 2015. A similar analysis was performed as of December 31, 2016, with no further impairment required.

Other Fair Value Disclosures

The fair value of the Company’s long-term borrowings is estimated using Level 2 inputs in the fair value hierarchy and is based on discounted cash flows and market-based expectations for interest rates, credit risk and remaining maturities. As of December 31, 2016, the carrying amount and fair value of the long-term borrowings, including the current portion, were $392.7 million and $430.3 million, respectively. As of December 31, 2015, the carrying amount and fair value of the long-term borrowings, including the current portion, were $213.9 million and $215.3 million, respectively.

NOTE 15. INCOME TAXES

The Company’s loss before income taxes, as shown on the consolidated statements of operations, includes the following components:

	2016	2015
Domestic	$(179,558,203)	$(163,298,727)
Foreign	(765,489)	(4,381,496)

Loss before income taxes	$(180,323,692)	$(167,680,223)

Significant components of the income tax benefit are as follows:

	2016	2015
Current:
Federal	$—	$(8,741,348)
State	—	—
Foreign	302,463	(1,448,260)

Total Current	302,463	(10,189,608)

Deferred:
Federal	$(1,208,119)	$(6,115,490)
State	(1,958,591)	(2,404,468)
Foreign	—	—

Total deferred	(3,166,710)	(8,519,958)

Total income tax benefit	$(2,864,247)	$(18,709,566)

The reconciliation of income tax computed at the federal statutory rates to the actual income tax benefit is as follows:

	2016		2015
	Amount	ETR	Amount	ETR
Statutory rate	$(63,113,293)	35.0%	$(58,688,078)	35.0%
Foreign tax rate differential	61,239	0.0%	548,183	-0.3%
State income taxes, net of federal benefit	(1,958,591)	1.1%	(2,404,468)	1.4%
Non-deductible expenses	6,006,550	-3.3%	3,790,450	-2.3%
Research and development credit	—	0.0%	(1,686,785)	1.0%
Withholding tax	1,368,995	-0.8%	—	0.0%
Return to accrual	—	0.0%	(1,167,274)	0.7%
Other	(1,835,309)	1.0%	(353,295)	0.2%
Valuation Allowance	56,606,162	-31.4%	41,251,701	-24.6%

Total income tax (benefit) expense / Effective rate	$(2,864,247)	1.6%	$(18,709,566)	11.2%

Significant components of the Company’s deferred tax assets and liabilities at December 31, 2016 and 2015 are as follows:

	2016	2015
Deferred tax assets:
Receivables	$4,133,019	$2,460,647
Accruals	2,766,447	2,692,229
Inventory	15,479,304	12,541,065
Related party interest	9,271,227	155,703
Deferred revenue	4,859,411	6,580,119
ARO/Environmental reserve	1,683,731	1,709,241
Intangibles	66,561,316	71,202,669
Net operating loss (NOL)	81,199,318	40,852,793
Tax credits carryforward	2,376,897	2,311,032
Other	2,633,649	3,164,484

Total deferred tax assets	190,964,319	143,669,982
Less: State NOL valuation allowance	(1,687,372)	(1,027,219)

Net deferred tax assets	189,276,947	142,642,763

Deferred tax liabilities:
Prepaids	1,125,997	1,370,703
Property, plant and equipment	91,330,200	100,397,320

Total deferred tax liabilities	92,456,197	101,768,023

Net deferred tax asset (liability)	96,820,750	40,874,740

Valuation Allowance on Net DTA/DTL	$(96,820,750)	$(40,874,740)

Net DTA/DTL	—	—

A valuation allowance is required to be established or maintained when, based on currently available information and other factors, it is more likely than not that all or a portion of a deferred tax asset will not be realized. The Company has considered all available evidence, both positive and negative, in assessing the need for a valuation allowance in each jurisdiction.

The negative evidence considered in evaluating U.S. deferred tax assets included cumulative financial losses over the three-year period ended December 31, 2015. Positive evidence considered included the composition and reversal patterns of existing taxable and deductible temporary differences between financial reporting and tax, the composition of financial losses, a history of positive taxable income in the preceding five years, and an expected stabilization of the business and a return to profitability in future periods.

Cumulative financial losses over the three-year period ended December 31, 2015 were a significant piece of objective negative evidence, and typically limit a Company’s ability to consider other subjective evidence. As such, based on the review of all the aspects discussed above, the Company has concluded that a valuation allowance against net deferred tax assets is required.

The determination to record or not record a valuation allowance involves management judgment, based on the consideration of positive and negative evidence available at the time of the assessment. Management will continue to assess the realization of the Company’s deferred tax assets based upon future evidence, and may record adjustments to valuation allowances against deferred tax assets in future periods, as appropriate, that could materially impact net income.

The Company has $208.8 million of federal net operating losses carrying forward as of December 31, 2016, of which $99.7 million and $109.1 million will expire in 2035 and 2036, respectively. The Company has R&D credit carryforward of $1.7 million, which was generated in 2014 and will expire in 2034.

Undistributed earnings of the Company’s Canadian subsidiary amounted to $8.6 million at December 31, 2016. Those earnings are considered to be indefinitely reinvested, and no provision for U.S. federal and state income taxes has been made. Distribution of these earnings in the form of dividends or otherwise could result in U.S. federal taxes and withholding tax.

The Company does not have any uncertain tax positions or unrecognized tax benefits recorded for the periods December 31, 2016 or December 31, 2015, respectively. Please refer to the Tax Audits section further below under Note 18 for further discussion on uncertainties. The 2014-2016 years are open for the tax examination by IRS.

NOTE 16. BUSINESS SEGMENTS

The Company’s organizational structure consisted of one operating segment—Tubular. This reflects the Company’s management structure and the way financial information is regularly reviewed.

Method of Determining Segment Income or Loss

The Company manages and evaluates the performance of the operating segment based on Adjusted EBITDA. The Company defines Adjusted EBITDA as profit/(loss) for the period excluding finance costs and finance income, income tax (benefit)/expense, depreciation and amortization, foreign exchange (gain)/loss, impairment of non-current assets, movements in allowances and provisions (except for provisions for bonuses), (gain)/loss on disposal of property, plant and equipment, (gain)/loss on changes in fair value of financial instruments and other non-cash, non-recurring and unusual items.

The following table presents reconciliation of net loss to Adjusted EBITDA:

	2016	2015
Net loss	$(177,459,445)	$(148,970,657)
Income tax benefit	(2,864,247)	(18,709,566)

Add back:
Depreciation & Amortization	71,674,631	78,792,884
Impairment of intangible assets	—	10,433,000
Finance cost, net	29,071,082	23,543,744
Loss on disposal of property, plant and equipment	961,689	4,943,199
Foreign exchange loss	37,768	1,926,948
Movements in allowances and provisions	12,221,558	40,989,551

Adjusted EBITDA	$(66,356,964)	$(7,050,897)

The following table presents the revenues from external customers for each group of products:

Sales to external customers	OCTG	Line Pipe	Industrial pipe and other	Total
Year ended December 31, 2016	$355,565,947	$38,319,215	$76,433,692	$470,318,854
Year ended December 31, 2015	$751,725,128	$64,328,626	$134,731,814	$950,785,568

Geographic Data

The following tables present the geographical information. The revenue information is disclosed based on the location of the customer. Non-current assets are disclosed based on the location of the Company’s assets and include property, plant and equipment.

Year ended December 31, 2016	United States	Canada	Others	Total
Revenue	$455,822,829	$13,058,817	$1,437,208	$470,318,854
Non-current assets	$398,739,752	$3,388,866	$—	$402,128,618

Year ended December 31, 2015	United States	Canada	Others	Total
Revenue	$888,893,090	$53,238,503	$8,653,975	$950,785,568
Non-current assets	$437,313,099	$3,603,958	$—	$440,917,057

NOTE 17. OTHER COMPREHENSIVE INCOME

OCI for the years ended December 31, 2016 and 2015 was as follows (net of tax):

	2016	2015
Foreign currency translation adjustments:
Beginning balance	$(2,820,080)	$(1,367,740)
Translation adjustments arising during the year	194,547	(1,452,340)

Ending balance	(2,625,533)	(2,820,080)

Derivative financial instrument designated as cash flow hedge:
Beginning balance	(43,199)	(149,854)
Losses arising during the year	(20,603)	(110,850)
Reclassification adjustments recognized in net income	63,802	217,505

Ending balance	—	(43,199)

Available-for-sale securities:
Beginning balance	84,034	156,511
Unrealized gains (losses) arising during the year	24,787	(72,477)

Ending balance	108,821	84,034

Pension liabilities:
Beginning balance	—	(158,087)
Net pension liabilities arising during the year	(175,502)	(102,581)
Reclassification adjustments recognized in net income	118,211	260,668

Ending balance	$(57,291)	$—

The following table presents the amounts and line items in the consolidated statements of operations where adjustments reclassified from AOCI into income were recorded during the years ended December 31, 2016 and 2015:

Description of AOCI Component	Financial Statement Line Item	Amount Reclassified from AOCI into income
		2016	2015
Derivative financial instrument designated as cash flow hedge:
Interest rate contract	Finance expense	$(109,306)	$(348,008)
	Income tax	45,504	130,503

	Consolidated net loss	(63,802)	(217,505)

Pension liabilities:
Recognized net actuarial loss (gain)	General and administrative expenses	(51,102)	451,371
Loss during year due to curtailment	General and administrative expenses	(67,109)	(712,039)

	Consolidated net loss	$(118,211)	$(260,668)

NOTE 18. COMMITMENTS AND CONTINGENCIES

Legal Contingencies

From time to time, the Company is a party to ongoing legal proceedings in the ordinary course of business. The Company establishes reserves for specific legal proceedings when the Company determines that the likelihood of an unfavorable outcome is probable and the amount of loss can be reasonably estimated. The Company establishes reserves up to the amount of its remaining self-insured retention (“SIR”) for an insured claim subject to a legal proceeding unless its insurer has issued a reservation of rights letter relating to that claim. If a reservation of rights letter exists with respect to the claim, the Company estimates the amount of the provision based on its evaluation of the total estimated loss. The Company does not assume successful recovery under a third-party indemnification agreement when determining its reserves. The Company accrues for recoveries pursuant to its indemnification agreements only upon realization of such recoveries and does not accrue for potential or expected recoveries prior to realization. Management believes the results of these proceedings, individually or in the aggregate, after consideration of insurance coverage and indemnification agreements that the Company enters into with certain of its counterparties, will not have a material adverse effect on the Company’s business, financial condition, results of operations or liquidity.

Guarantees

The Company is a guarantor (jointly and severally with certain other PAO TMK subsidiaries) of $500 million 7.75% loan participation notes due 2018 issued by TMK Capital S.A. (SPV/structured entity of PAO TMK) for the sole purpose of financing a loan to PAO TMK. The notes are admitted for trading on the London Stock Exchange. The outstanding principal amount of the notes was $231.4 million as of December 31, 2016 (December 31, 2015: $408.2 million).

The Company is a guarantor (jointly and severally with certain other PAO TMK subsidiaries) of $500 million 6.75% loan participation notes due 2020 issued by TMK Capital S.A. (SPV/structured entity of PAO TMK) for the sole purpose of financing a loan to PAO TMK. The notes are admitted for trading on the Irish Stock Exchange. The outstanding principal amount of the notes was $500 million as of December 31, 2016 (December 31, 2015: $500 million).

Unused Letters of Credit

The Company has cash collateralized letters of credit for $7.2 million outstanding with the bank as of December 31, 2016 for various workers compensation requirements. These letters of credit bear an interest rate of 2.25%.

Tax Audits

The Company is involved in various tax matters in which the outcome is uncertain. These matters may result in the assessment of additional taxes that are subsequently resolved with authorities or potentially through the courts.

On July 14, 2017, the Company received a Notice of Proposed Adjustment (“Notice”) from the Internal Revenue Service (“IRS”) for the tax year 2013. In the Notice, the IRS claims that the Company’s taxable income should be increased by an amount of approximately $9.3 million for the period. No penalties were asserted in the Notice. The disputed amount relates to a transfer pricing matter in connection with the loans the Company received from the foreign related parties.

The Company plans to pursue all available administrative and judicial remedies necessary to resolve this matter. Management believes that the Company’s position is justified and the ultimate outcome of this matter will not have a material impact on its consolidated financial position, results of operations or cash flows. Consequently, the amount of the claim being contested by the Company was not accrued in the consolidated financial statements for the year ended December 31, 2016.

NOTE 19. EARNINGS PER SHARE

The Company accounts for earnings per share in accordance with ASC 260 “Earnings Per Share”. Basic earnings per share amounts are calculated by dividing net income (loss) by the weighted average number of common shares outstanding during each period. Diluted earnings per share is calculated by dividing net income (loss) by the weighted average number of common shares outstanding for the periods, including the dilutive effect of instruments, such as stock options and warrants, to the extent granted. There were no dilutions for the years ended December 31, 2016 and 2015.

The calculation of earnings per share for each period presented was as follows:

	Year-ended December 31,
	2016	2015
Net Loss	$(177,459,445)	$(148,970,657)

Weighted average common shares outstanding:	10,100	10,100

Basic and diluted loss per share	$(17,570)	$(14,750)

Pro Forma calculation of earnings per share giving effect to the stock split (Unaudited):

Year-ended December 31, 2016
Net Loss	$(177,459,445)

Weighted average common shares outstanding:

Basic and diluted loss per share

NOTE 20. SUBSEQUENT EVENTS

In March 2017, the Company received a $300 million capital contribution from the Parent and issued 7,080 shares at par value of $0.01 per share. The purpose of the transaction was to improve financial position of the Company. The proceeds were used by the Company to repay outstanding related party indebtedness. The Company partially repaid $158.9 million of outstanding principal amount and $21.9 million of interest under its term loan with the Parent. The Company also fully repaid $108.8 million of outstanding principal amount and $10.6 million of interest under its term loan with the wholly owned subsidiary of the Parent.

In September 2017, the Company collected principal balance outstanding on the related party loans issued in the amount of $15 million and respective accrued interest in the amount of $1.2 million.

In September 2017, the Company repaid $38.4 million of the principal amount of the loan received from the Parent.

SCHEDULE II

IPSCO Tubulars Inc.

VALUATION AND QUALIFYING ACCOUNTS AND ALLOWANCES

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

	Balance at Beginning of Period	Additions charged to costs and expenses	Charge off’s and other	Balance at End of Period
Allowance for doubtful accounts:
2016	1,919,078	2,515,769	(1,993,761)	2,441,086
2015	648,083	1,591,827	(320,832)	1,919,078

Allowance for net realizable value of inventory:
2016	47,181,497	27,020,234	(13,983,480)	60,218,251
2015	5,628,482	41,553,015	—	47,181,497

Valuation allowance for deferred tax assets:
2016	41,901,960	56,606,462	—	98,508,122
2015	650,259	41,251,701	—	41,901,960

IPSCO Tubulars Inc.

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2016

	Nine-month periods ended September 30,
	2017	2016
Revenues:
Third party revenues	$723,971,016	$279,258,482
Related party revenues	6,452,405	44,957,283

Total revenue	730,423,421	324,215,765

Cost of sales	632,430,283	349,375,399
Cost of sales to related parties	3,270,803	35, 856,915

Gross profit (loss)	94,722,335	(61,016,549)

Sales and distribution expenses	15,392,716	24,583,098
General and administrative expenses	36,584,607	32,669,007
Research and development expense	7,180,083	7,247,079
Loss on disposal of property and equipment	4,750,002	329,860

Profit (loss) from operations	30,814,927	(125,845,593)

Other (expense) income:
Finance expense, net	(280,753)	(2,882,599)
Related party finance expense, net	(10,445,095)	(18,123,259)
Foreign exchange loss, net	(101,321)	(31,107)
Other income (expense), net	3,902,673	(818,168)

Total other expense	(6,924,496)	(21,855,133)

Income (loss) before taxes	23,890,431	(147,700,726)

Income tax expense	(640,590)	(2,306,572)

Net income (loss)	$23,249,841	$(150,007,298)

Earnings (loss) per share	1,525	(14,852)

Unaudited pro forma basic and diluted loss per share

Weighted average shares outstanding:
Basic and diluted	15,244	10,100

Unaudited pro forma basic and diluted earnings (loss) per share

The Notes to Unaudited Consolidated Financial Statements are an integral part of these statements

IPSCO Tubulars Inc.

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2016

	Nine-month periods ended September 30,
	2017	2016
NET INCOME (LOSS)	$23,249,841	$(150,007,298)

Other comprehensive income (loss):
Net foreign currency translation adjustment	534,821	400,267
Change in value of cash flow hedge	—	78,501
Income tax	—	(35,302)

	—	43,199

Unrealized (loss) gain on available-for-sale securities	(46,108)	41,852
Income tax	16,267	(16,919)

	(29,841)	24,933

TOTAL OTHER COMPREHENSIVE INCOME	504,980	468,399

TOTAL COMPREHENSIVE INCOME (LOSS)	$23,754,821	$(149,538,899)

The Notes to Unaudited Consolidated Financial Statements are an integral part of these statements

IPSCO Tubulars Inc.

UNAUDITED CONSOLIDATED BALANCE SHEETS

AS OF SEPTEMBER 30, 2017 AND DECEMBER 31, 2016

Assets

	SEPTEMBER 30, 2017	DECEMBER 31, 2016
Current assets:
Cash and cash equivalents	$10,198,648	$21,472,010
Trade and other receivable, net	78,458,514	37,976,557
Related party receivables	18,926,840	43,875,261
Related party loans including interest receivable	—	15,277,936
Inventories, net	314,538,478	192,858,259
Income tax receivable	10,182,857	10,053,979
Prepaid expenses and other current assets	9,699,948	4,389,820

Total current assets	442,005,285	325,903,822

Property, plant, and equipment, net	386,263,381	402,128,618

Other noncurrent assets:
Long term deposits and prepayments	7,232,708	8,392,217
Related party receivables	—	2,000,000
Intangibles, net	8,194,801	15,831,601
Other noncurrent assets	3,724,611	3,741,446

Total other noncurrent assets	19,152,120	29,965,264

Total assets	$847,420,786	$757,997,704

The Notes to Unaudited Consolidated Financial Statements are an integral part of these statements

IPSCO Tubulars Inc.

UNAUDITED CONSOLIDATED BALANCE SHEETS—CONTINUED

AS OF SEPTEMBER 30, 2017 AND DECEMBER 31, 2016

Liabilities and Stockholder’s Equity

	SEPTEMBER 30, 2017	DECEMBER 31, 2016
Current liabilities:
Accounts payable	$125,854,406	$58,801,962
Accrued liabilities	38,593,600	23,277,240
Related party payables	46,786,542	51,395,364
Deferred revenue	33,338,883	12,797,692
Current portion of interest bearing loans, net of unamortized debt issue costs	1,138,698	1,668,231
Current portion of related party long term debt	8,447,155	141,769,999

Total current liabilities	254,159,284	289,710,488

Noncurrent liabilities:
Interest bearing loans, net of unamortized debt issue costs	—	706,297
Other noncurrent liabilities	13,812,307	9,900,115
Pension liabilities	1,461,071	1,081,321
Related party long term debt	71,517,167	274,143,962
Deferred tax liability	238,535	—

Total noncurrent liabilities	87,029,080	285,831,695

Stockholder’s equity:
Common stock, $0.01 par value; 19,000 shares authorized, 17,180 issued and outstanding (10,100 as of December 31, 2016)	172	101
Additional paid in capital	1,311,708,323	1,011,686,314
Accumulated other comprehensive loss	(2,069,023)	(2,574,003)
Retained deficit	(803,407,050)	(826,656,891)

Total stockholder’s equity	506,232,422	182,455,521

Total liabilities and stockholder’s equity	$847,420,786	$757,997,704

The Notes to Unaudited Consolidated Financial Statements are an integral part of these statements

IPSCO Tubulars Inc.

UNAUDITED CONSOLIDATED STATEMENTS OF STOCKHOLDER’S EQUITY

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2017

	Common stock	Additional paid in capital	Retained deficit	Accumulated other comprehensive loss	Total stockholder’s equity
Balance, December 31, 2016	$101	$1,011,686,314	$(826,656,891)	$(2,574,003)	$182,455,521
Issuance of common stock	71	300,022,009			300,022,080
Other comprehensive income	—	—	—	504,980	504,980
Net income	—	—	23,249,841	—	23,249,841

Balance, September 30, 2017	$172	$1,311,708,323	$(803,407,050)	$(2,069,023)	$506,232,422

The Notes to Unaudited Consolidated Financial Statements are an integral part of these statements

IPSCO Tubulars Inc.

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2016

	Nine months ended September 30,
	2017	2016
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$23,249,841	$(150,007,298)
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization costs	42,411,222	54,140,281
Loss on disposal of property and equipment	4,750,002	329,860
Change in provision for bad debt accounts	(1,104,959)	2,565,706
Change in net realizable value allowance	(20,512,424)	12,077,989
Change in other provisions	9,674,601	1,115,226
Changes in operating assets and liabilities:
(Increase) decrease in trade and other receivables	(18,613,300)	16,258,040
Decrease (increase) in related party receivables	27,729,534	(58,907,333)
(Increase) decrease in inventories	(100,942,148)	67,703,834
Increase in other assets	(4,150,619)	(8,845,213)
Decrease in related party payables	(30,150,735)	(16,653,303)
Increase (decrease) in accounts payable	64,611,845	(1,374,261)
Increase (decrease) in other liabilities	6,794,876	1,232,168

Net cash provided by (used in) operating activities	3,747,736	(80,364,304)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant, and equipment	(17,164,174)	(7,310,154)
Proceeds from sale of property, plant, and equipment	—	189,500
Proceeds from repayment of loans issued to related parties	15,000,000	—
Loans issued to related party	(300,000)	—

Net cash used in investing activities	(2,464,174)	(7,120,654)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of common stock	300,022,080	—
Proceeds from related party debt	—	180,400,000
Repayment of related party debt	(310,407,726)	—
Payments under capital lease obligations	(838,699)	(322,200)
Repayment of borrowings	(1,235,996)	(81,607,771)

Net cash (used in) provided by financing activities	(12,460,341)	98,470,029
Net foreign exchange difference	(96,583)	(37,285)
NET (DECREASE) INCREASE IN CASH	(11,273,362)	10,947,786
CASH, beginning of period	21,472,010	207,841

CASH, end of period	$10,198,648	$11,155,627

Supplemental schedule of noncash investing activities
Net change to property, plant and equipment	$8,239,362	$(1,538,438)

The Notes to Unaudited Consolidated Financial Statements are an integral part of these statements

IPSCO Tubulars Inc.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. CORPORATE INFORMATION

IPSCO Tubulars Inc. (including its subsidiaries, the “Company”) is a subsidiary of PAO TMK (the “Parent”). The Company is a producer and supplier of seamless and welded oil country tubular goods, or OCTG, with a proprietary suite of premium and semi-premium connections. The Company owns and operates production facilities in the United States and Canada where pipe is produced and finished with heat treating and threading. The primary market for its products is North American exploration and production companies. The Company also imports and sells seamless OCTG in sizes it doesn’t produce domestically from affiliated companies owned by the Parent.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

2.1 Basis of Preparation and Principles of Consolidation

These consolidated financial statements of the Company have been prepared on a historical cost basis and in accordance with generally accepted accounting principles in the United States (GAAP).

All intercompany transactions have been eliminated. There are no corporate services and information technology provided by the Parent, and such no allocations of expenses were made to the Company by the Parent.

The interim financial information presented in the financial statements included in this report is unaudited and includes all known accruals and adjustments necessary, in the opinion of management, for a fair presentation of the consolidated financial position of the Company and its results of operations and cash flows for the periods presented. Unless otherwise specified, all such adjustments are of a normal and recurring nature. Certain notes and other information have been condensed or omitted from the interim financial statements included in this report. Therefore, these interim financial statements should be read in conjunction with the consolidated financial statements and notes included in our Registration Statement on Form S-1. The results of operations for the nine months ended September 30, 2017 are not necessarily indicative of the results to be expected for the full year.

2.2 Correction of Error in Previously Reported Interim Consolidated Financial Statements

Subsequent to the issuance of the unaudited interim consolidated financial statements for the six months ended June 30, 2017, as included in the Form S-1, the Company identified an error in the calculation of inventory and cost of goods sold related to the bill and hold arrangements. The error resulted in an understatement of cost of sales and an overstatement of gross profit, profit from operations, income before taxes, net income and inventory for the six months ended June 30, 2017 of $5,386,611. The Company assessed the materiality of these errors in accordance with the U.S. Securities and Exchange Commission (“SEC”) Staff Accounting Bulletin (“SAB”) No. 99, Materiality and concluded the error was material to the interim financial statements for the six months ended June 30, 2017. The correction of this error increased cost of sales and decreased gross profit, profit from operations, income before taxes and inventory by $5,386,611.

2.3 New Accounting Standards

New accounting standards already adopted by the Company

On August 27, 2014, the FASB issued Accounting Standards Update No. 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern (ASU 2014-15). ASU 2014-15 explicitly requires management to assess an entity’s ability to continue as a going concern and to provide related footnote disclosures in certain circumstances. The standard provides guidance regarding management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern or to provide related footnote disclosures. ASU 2014-15 is effective for all entities for interim and annual periods ending after December 15, 2016; early adoption is permitted. The Company elected to adopt ASU 2014-15 beginning January 1, 2016.

New accounting standards not yet adopted by the Company

In March 2017, the FASB issued Accounting Standard Update (ASU) No. 2017-07, Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost” (ASU 2017-07). This update requires that an employer reports the service cost component in the same line item as other compensation costs and separately from other components of net benefit cost. ASU 2017-07 is effective for fiscal periods beginning after December 15, 2017, and for interim periods within those fiscal years. The Company is currently assessing the impact of the adoption of ASU No. 2017-07 on its consolidated balance sheets and results of operations.

On February 25, 2016, the FASB issued ASU No. 2016-02, Leases (ASU 2016-02). ASU 2016-02 supersedes prior lease accounting guidance. Under ASU 2016-02, for operating leases, a lessee should recognize its right to use the underlying asset for the lease term, recognize a single lease cost which is allocated over the lease term (generally on a straight line basis), and classify all cash payments within the operating activities in the consolidated statement of cash flows. For finance leases, a lessee is required to recognize a right-of-use asset and a lease liability; recognize interest on the lease liability separately from amortization of the right-of-use asset; and classify repayments of the principal portion of the lease liability within financing activities and payments of interest on the lease liability within the operating activities in the statement of cash flows. For leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election not to recognize lease assets and lease liabilities. In addition, at the inception of a contract, an entity should determine whether the contract is or contains a lease. ASU 2016-02 is effective for public entities for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years, using a modified retrospective approach. The Company is evaluating the consolidated financial statement implications of adopting ASU 2016-02.

On May 28, 2014, the FASB and the International Accounting Standards Board issued ASU No. 2014-09, Revenue from Contract with Customers (ASU 2014-09). ASU 2014-09 outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. On August 12, 2015, the FASB issued ASU 2015-04, Revenue from Contracts with Customers—Deferral of the Effective Date (ASU 2015-14). ASU 2015-14 defers the effective date of ASU 2014-09 to annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period, and only permits entities to adopt the standard one year earlier as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. There are two allowable methods of adopting the new standard: 1) full retrospective applies the standard to each period presented in the financial statements, and 2) modified retrospective applies the standard to only the most current period presented, with a cumulative effect adjustment recorded to retained earnings. The Company plans to adopt ASU 2014-09 and its amendments on a modified retrospective basis. The adoption of the new standard will have a material impact on revenue with respect to the bill-and-hold arrangements as the Company will recognize revenue earlier than it currently does. As the Company continues its assessment, the Company is also identifying and preparing to implement changes to the accounting policies and practices, business processes, systems and controls to support the new revenue recognition and disclosure requirements. The assessment will be completed during fiscal year 2017.

In January 2016, the FASB issued ASU 2016-01, Financial Instruments—Overall—Recognition and Measurement of Financial Assets and Financial Liabilities (ASU 2016-01). This new standard requires, among other things, that entities measure equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) at fair value, with changes in fair value recognized in net income. Under ASU 2016-01, entities will no longer be able to recognize unrealized holding gains and losses on equity securities classified today as available for sale in other comprehensive income and they will no longer be able to use the cost method of accounting for equity securities that do not have readily determinable fair values. This new standard does not change the guidance for classifying and measuring investments in debt securities and loans. ASU 2016-01 is effective for the Company on January 1, 2018. The Company does not anticipate a material impact on its consolidated financial statements at the time of adoption of this new standard.

NOTE 3. BUSINESS AND CREDIT CONCENTRATIONS

The Company is exposed to credit risk in the event of nonpayment by customers, principally within the oil and gas market as well as other industrial markets. Changes in these industries may significantly affect the Company’s financial performance and management’s estimates. The Company mitigates its exposure to credit risk by performing ongoing credit evaluations and, when deemed necessary, requiring letters of credit, credit insurance, prepayments, guarantees and other collateral.

The majority of the Company’s customers are located in North America. In the nine months ended September 30, 2017 Sooner Pipe LLC, B&L Pipeco Services, Inc. and CTAP LLC accounted for 20%, 22% and 17%, respectively, of the Company’s revenues. In the nine months ended September 30, 2016, Sooner Pipe LLC and B&L Pipeco Services, Inc. accounted for 20% and 12%, respectively, of the Company’s revenues. The aggregate outstanding receivables for these customers totaled $40 million and $19.8 million as of September 30, 2017 and December 31, 2016.

The Company’s financial instruments that are subject to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. At times during the year, the amounts of cash and cash equivalents on deposit may be in excess of insured limits.

NOTE 4. INVENTORIES

Inventories by category as of September 30, 2017 and December 31, 2016 are as follows:

	September 30, 2017	December 31, 2016
Finished goods	$144,700,165	$85,633,753
Work in process	101,298,284	99,180,594
Raw materials and supplies	59,765,039	20,515,589
Spare parts and other	48,480,817	47,746,574

	354,244,305	253,076,510

Allowance for net realizable value of inventory	(39,705,827)	(60,218,251)

Total inventory	$314,538,478	$192,858,259

Work in process and finished goods include cost of materials, labor, and manufacturing overhead. Included in finished goods is inventory held by the Company for bill-and-hold arrangements.

NOTE 5. EMPLOYEE BENEFIT PLANS

Net periodic benefit cost recognized in the consolidated statements of operations for the nine months ended September 30, 2017, and 2016 consisted of the following:

	Nine months ended September 30,
	2017	2016
Service cost	$344,196	$207,639
Interest cost	35,554	39,594
Settlement loss	—	38,326

Total net benefit plan expense	$379,750	$285,559

NOTE 6. INTEREST BEARING LOANS

	September 30, 2017	December 31, 2016
Bank loan, interest at 4.99%, principal and interest payable monthly, maturity in May 2018	$1,142,825	$2,383,961
Parent company loan, interest at 8.5% through March 2017, then 7.2% through August 2017, then 6.25% principal and interest payable monthly, maturity in June 2023	79,964,322	298,469,666
Loan from the other subsidiary of TMK, interest at 8.5%, principal and interest payable monthly, maturity in February 2019	—	117,444,295

Total	81,107,147	418,297,922
Less current portion, net of unamortized debt issuance costs	9,533,965	117,839,290
Less interest	51,888	25,598,940
Less debt issuance costs	4,127	9,433

Long-term debt	$71,517,167	$274,850,259

NOTE 7. RELATED PARTY TRANSACTIONS

Transactions with the Parent

The following table provides balances as of September 30, 2017 and December 31, 2016 with the Parent:

	September 30, 2017	December 31, 2016
Trade and other payables	$44,447,034	$49,069,088
Debt including interest payable	79,964,322	298,469,666

The following table provides the summary of transactions for the nine months ended September 30, 2017 and 2016 with the Parent:

	Nine month periods ended September 30,
	2017	2016
Interest expense	$9,543,935	$11,415,271

Transactions with other subsidiaries of PAO TMK

During nine months ended September 30, 2017 and 2016 the Company had transactions with other subsidiaries of PAO TMK.

The following table provides balances as of September 30, 2017 and December 31, 2016 with other subsidiaries of PAO TMK:

	September 30, 2017	December 31, 2016
Trade and other receivables	$1,068,270	$7,627,866
Trade and other payables	1,195,557	1,344,429
Loans issued including interest receivable		785,215
Long-term debt including interest payable	—	117,444,295

The following table provides the summary of transactions for the nine months ended September 30, 2017 and 2016 with other subsidiaries of PAO TMK:

	Nine month periods ended September 30,
	2017	2016
Sale of goods	$2,495,839	$1,565,367
Rendering of services	1,647,413	649,436
Purchase of other goods and services	84,867,360	35,285,340
Interest income	61,365	33,672
Interest expense	1,857,857	6,920,651

Payment terms for the sale of goods were consistent with those provided to third parties except for discounts.

Transactions with OFS International LLC

The Company has engaged in transactions with OFS International LLC (“OFSI”) and its subsidiaries, which include the sales and purchases of goods and services. OFSI was a subsidiary of PAO TMK until September 2016 when the majority interest was sold by PAO TMK. OFSI is now an affiliate of both the Company and PAO TMK.

The following table provides balances September 30, 2017 and December 31, 2016 with OFSI:

	September 30, 2017	December 31, 2016
Trade and other receivables	$17,858,570	$38,247,395
Trade and other payables	1,143,951	981,847
Loans issued including interest receivable	—	14,492,721

The following table provides the summary of transactions for the nine months ended September 30, 2017 and 2016 with OFSI:

	Nine month periods ended September 30,
	2017	2016
Sale of goods	$906,598	$42,357,456
Rendering of services	1,402,555	385,024
Purchase of other goods and services	9,638,281	7,429,558
Interest income	895,332	178,991

The Company provided extended payment terms for the sale of goods to OFSI made in September 2016. Based on the agreed schedule, there are four quarterly installment payments beginning in the fourth quarter of 2016. Payment terms for the sale of goods to OSFI in 2017 were consistent with those provided to third parties except for discounts.

In August 2016, the Company issued an unsecured loan to OFSI. Under the loan agreement, the Company provided a $14,000,000 line of credit for working capital and general corporate purposes. The line of credit key terms include interest at 8.5% per annum payable at maturity of the loan in September 2017. The outstanding balance for the loan issued as of December 31, 2016 was $14,000,000 plus accrued interest. In September 2017, the Company collected the principal balance outstanding on the line of credit and respective accrued interest.

NOTE 8. FAIR VALUE MEASUREMENTS

Accounting principles generally accepted in the United States define fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. Additionally, the inputs used to measure fair value are prioritized based on a three-level hierarchy. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

•	Level 1—Quoted prices in active markets for identical assets or liabilities.

•	Level 2—Inputs, other than quoted prices within Level 1, that are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument’s anticipated life. The Company values assets and liabilities included in this level using quoted prices for similar assets and liabilities in active markets, or other inputs that are observable or can be corroborated by observable market data.

•	Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

There were no transfers between fair value hierarchy levels for the nine months ended September 30, 2017 and 2016.

Recurring Fair Value Measurements

The Company considers the fair value of its financial instruments (primarily accounts receivable, deposits, accounts payable, and accrued liabilities) to approximate their carrying values as reflected in the consolidated balance sheets because of their short-term nature.

For the Company, the only assets that are adjusted to fair value on a recurring basis are investments held in trust to support benefit obligations under certain salary continuation agreements.

Assets held in Trust

The fair values of assets held in the trust are determined based on observable market prices from active markets, and therefore have been classified as Level 1 investments.

The following table summarizes those assets measured at fair value on a recurring basis as of September 30, 2017 and December 31, 2016:

September 30, 2017	Level 1	Level 2	Level 3	Total
Cash & Cash Equivalents	$86,717	—	—	$86,717
Equities	2,502,904	—	—	2,502,904
Mutual Funds-Equities	548,023	—	—	548,023

Total financial assets	$3,137,644	$—	$—	$3,137,644

December 31, 2016	Level 1	Level 2	Level 3	Total
Cash & Cash Equivalents	$217,321	—	—	$217,321
Equities	2,771,970	—	—	2,771,970
Mutual Funds-Equities	168,726	—	—	168,726

Total financial assets	$3,158,017	$—	$—	$3,158,017

Nonrecurring Fair Value Measurements

Generally, assets are recorded at fair value on a nonrecurring basis as a result of impairment charges. There were no impairment charges for the nine months ended September 30, 2017 and 2016.

Other Fair Value Disclosures

The fair value of the Company’s long-term borrowings is estimated using Level 2 inputs in the fair value hierarchy and is based on discounted cash flows and market-based expectations for interest rates, credit risk and remaining maturities. As of September 30, 2017, the carrying amount and fair value of the long-term borrowings, including the current portion, were $81.1 million and $81.3 million, respectively. As of December 31, 2016, the carrying amount and fair value of the long-term borrowings, including the current portion, were $392.7 million and $430.3 million, respectively.

NOTE 9. INCOME TAXES

The effective tax rate for the nine months ended September 30, 2017 was 2.7% compared to (1.6)% for the same period in 2016. For the nine months ended September 30, 2017, the Company utilized $552,232 of the deferred tax assets for net operating losses. Effective tax rate for the nine months ended September 30, 2017 was lower than the statutory rate as the result of the decrease in valuation allowance on net deferred tax assets for losses.

NOTE 10. BUSINESS SEGMENTS

The Company’s organizational structure consists of one operating segment—Tubular. This reflects the Company’s management structure and the way financial information is regularly reviewed.

Method of Determining Segment Income or Loss

The Company manages and evaluates the performance of the operating segment based on adjusted EBITDA. Adjusted EBITDA is determined as profit/(loss) for the period excluding finance costs and finance income, income tax (benefit)/expense, depreciation and amortization, foreign exchange (gain)/loss, impairment of non-current assets, movements in allowances and provisions (except for provisions for bonuses), (gain)/loss on disposal of property, plant and equipment, (gain)/loss on changes in fair value of financial instruments and other non-cash, non-recurring and unusual items.

The following table presents reconciliation of net income (loss) to adjusted EBITDA:

	Nine months ended September 30,
	2017	2016
Net income (loss)	$23,249,841	$(150,007,298)
Income tax expense	640,590	2,306,572

Add back:
Depreciation & Amortization	42,411,222	54,140,281
Finance cost	10,725,848	21,005,858
Loss on disposal of property, plant and equipment	4,750,002	329,860
Foreign exchange loss	101,321	31,107
Movements in allowances and provisions	(20,181,414)	14,645,015

Adjusted EBITDA	$61,697,410	$(57,548,605)

The following table presents the revenues from external customers for each group of products and services:

Sales to external customers	OCTG	Line Pipe	Industrial pipe and other	Total
Nine months ended September 30, 2017	$574,169,633	$90,460,396	$65,793,392	$730,423,421
Nine months ended September 30, 2016	$229,717,037	$31,030,431	$63,468,297	$324,215,765

Geographic Data

The following tables present the geographical information. The revenue information is disclosed based on the location of the customer. Non-current assets are disclosed based on the location of the Company’s assets and include property, plant and equipment.

Nine-month period ended September 30, 2017	United States	Canada	Others	Total
Revenue	$689,872,001	$37,314,479	$3,236,941	$730,423,421
Non-current assets	$382,856,129	$3,407,252	$—	$386,263,381

NOTE 11. OTHER COMPREHENSIVE INCOME

The components of accumulated other comprehensive income (loss) are as follows (net of tax):

	Foreign currency translation adjustments	Available- for-sale securities	Defined benefit plans	Total
Balance at December 31, 2016	$(2,625,533)	$108,821	$(57,291)	$(2,574,003)
Other comprehensive income (loss) before reclassifications	534,821	(29,841)	—	504,980
Amounts reclassified from accumulated other comprehensive income (loss)	—	—	—	—

Balance at September 30, 2017	$(2,090,712)	$78,980	$(57,291)	$(2,069,023)

The components of amounts reclassified from accumulated other comprehensive income (loss) are as follows:

Description of AOCI Component	Financial Statement Line Item	Amount Reclassified from AOCI into income
		Nine months ended September 30,
		2017	2016
Derivative financial instrument designated as cash flow hedge:
Interest rate contract	Finance expense	$—	$(109,306)
	Income tax	—	45,504

	Consolidated net income	$—	$(63,802)

NOTE 12. CAPITAL CONTRIBUTION

In March 2017, the Company received $300 million in capital contribution from the parent company and issued 7,080 shares at par value of $0.01 per share. At September 30, 2017 the number of shares issued and outstanding totaled 17,180. The purpose of the transaction was to improve financial position of the Company. Funds received were used to pay down related party loans principal and outstanding interest balance.

NOTE 13. COMMITMENTS AND CONTINGENCIES

Legal Contingencies

From time to time, the Company is a party to ongoing legal proceedings in the ordinary course of business. The Company establishes reserves for specific legal proceedings when the Company determines that the likelihood of an unfavorable outcome is probable and the amount of loss can be reasonably estimated. The Company establishes reserves up to the amount of its remaining self-insured retention (“SIR”) for an insured claim subject to a legal proceeding unless its insurer has issued a reservation of rights letter relating to that claim. If a reservation of rights letter exists with respect to the claim, the Company estimates the amount of the provision based on its evaluation of the total estimated loss. The Company does not assume successful recovery under a third-party indemnification agreement when determining its reserves. The Company accrues for recoveries pursuant to its indemnification agreements only upon realization of such recoveries and does not accrue for potential or expected recoveries prior to realization. Management believes the results of these proceedings, individually or in the aggregate, after consideration of insurance coverage and indemnification agreements that the Company enters into with certain of its counterparties, will not have a material adverse effect on the Company’s business, financial condition, results of operations or liquidity.

Guarantees

The Company is a guarantor (jointly and severally with certain other PAO TMK subsidiaries) of $500 million 7.75% loan participation notes due 2018 issued by TMK Capital S.A. (SPV/structured entity of PAO TMK) for the sole purpose of financing a loan to PAO TMK. The notes are admitted for trading on the London Stock Exchange. The outstanding principal amount of the notes was $231.4 million as of September 30, 2017 (December 31, 2016: $231.4 million).

The Company is a guarantor (jointly and severally with certain other PAO TMK subsidiaries) of $500 million 6.75% loan participation notes due 2020 issued by TMK Capital S.A. (SPV/structured entity of PAO TMK) for the sole purpose of financing a loan to PAO TMK. The notes are admitted for trading on the Irish Stock Exchange. The outstanding principal amount of the notes was $500 million as of September 30, 2017 (December 31, 2016: $500 million).

Tax Audits

The Company is involved in various tax matters, in which the outcome is uncertain. These matters may result in the assessment of additional taxes that are subsequently resolved with authorities or potentially through the courts.

On July 14, 2017, the Company received a Notice of Proposed Adjustment (“Notice”) from the Internal Revenue Service (“IRS”) for the tax year 2013. In the Notice, the IRS claims that the Company’s taxable income should be increased by an amount of approximately $9.3 million for the period. No penalties were asserted in the Notice. The disputed amount relates to a transfer pricing matter in connection with the loans the Company received from the foreign related parties.

The Company plans to pursue all available administrative and judicial remedies necessary to resolve this matter. Management believes that the Company’s position is justified and the ultimate outcome of this matter will not have a material impact on its consolidated financial position, results of operations or cash flows. Consequently, the amount of the claim being contested by the Company was not accrued in the consolidated financial statements for the nine months ended September 30, 2017.

NOTE 14. EARNINGS PER SHARE

The Company accounts for earnings per share in accordance with ASC 260 “Earnings Per Share”. Basic earnings per share amounts are calculated by dividing net income (loss) by the weighted average number of common shares outstanding during each period. Diluted earnings per share is calculated by dividing net income (loss) by the weighted average number of common shares outstanding for the periods, including the dilutive effect of instruments, such as stock options and warrants, to the extent granted. There were no dilutions for the nine months ended September 30, 2017 and 2016.

The calculation of earnings per share for each period presented was as follows:

	Nine month periods ended September 30,
	2017	2016
Net income (loss)	$23,249,841	$(150,007,298)

Weighted average common shares outstanding:	15,244	10,100

Basic and diluted earnings (loss) per share	$1,525	$(14,852)

Pro Forma calculation of earnings per share giving effect to the stock split (Unaudited):

Nine month period ended September 30, 2017
Net income (loss)	$23,249,841

Weighted average common shares outstanding:

Basic and diluted earnings (loss) per share

NOTE 15. SUBSEQUENT EVENTS

In November 2017, the Company was unconditionally and irrevocably released and discharged from obligations under its guarantee in respect of $500 million 6.75% loan participation notes due 2020 issued by TMK Capital S.A. (SPV/structured entity of PAO TMK).

In December 2017, the Company incurred $82.1 million in long-term debt under its new revolving credit facility. The proceeds were used to repay intercompany and third party indebtedness. The revolving credit facility matures on December 7, 2022 and borrowings thereunder bear interest at a rate of (i) the administrative agent’s prime rate, which was 4.5% as of December 2017 and may be adjusted by the administrative agent from time to time, plus a margin ranging from 0.00% to 0.25%, and/or (ii) the one, two, three or six month LIBOR rate plus a margin ranging from 1.75% to 2.25%.

Through and including                 , 2017, (the 25th day after the date of this prospectus), all dealers effecting transactions in our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

            Shares

IPSCO Tubulars Inc.

Common Stock

PROSPECTUS

BofA Merrill Lynch

Morgan Stanley

                    , 2017

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 13. Other Expenses of Issuance and Distribution

Set forth below are the expenses (other than underwriting discounts) expected to be incurred in connection with the issuance and distribution of the securities registered hereby. With the exception of the SEC registration fee and the FINRA filing fee, the amounts set forth below are estimates.

SEC registration fee	$	*
FINRA filing fee		650
NYSE listing fee		*
Printing and engraving expenses		*
Fees and expenses of legal counsel		*
Accounting and consulting fees and expenses		*
Transfer agent and registrar fees		*

Total	$

*	To be provided by amendment.

Item 14. Indemnification of Directors and Officers

We are currently organized as a Delaware corporation. Our amended and restated certificate of incorporation will provide that a director will not be liable to the corporation or its stockholders for monetary damages to the fullest extent permitted by the DGCL. In addition, if the DGCL is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the corporation, in addition to the limitation on personal liability provided for in our amended and restated certificate of incorporation, will be limited to the fullest extent permitted by the amended DGCL. Our amended and restated bylaws will provide that the corporation will indemnify, and advance expenses to, any officer or director to the fullest extent authorized by the DGCL.

Section 145 of the DGCL provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement in connection with specified actions, suits and proceedings whether civil, criminal, administrative, or investigative, other than a derivative action by or in the right of the corporation, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification extends only to expenses, including attorneys’ fees, incurred in connection with the defense or settlement of such action and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation’s certificate of incorporation, bylaws, disinterested director vote, stockholder vote, agreement or otherwise.

Our amended and restated certificate of incorporation will also contain indemnification rights for our directors and our officers. Specifically, our amended and restated certificate of incorporation will provide that we shall indemnify our officers and directors to the fullest extent authorized by the DGCL. Further, we may maintain insurance on behalf of our officers and directors against expense, liability or loss asserted incurred by them in their capacities as officers and directors.

We have obtained directors’ and officers’ insurance to cover our directors, officers and some of our employees for certain liabilities.

We will enter into written indemnification agreements with our directors and executive officers. Under these proposed agreements, if an officer or director makes a claim of indemnification to us, either a majority of the independent directors or independent legal counsel selected by the independent directors must review the relevant facts and make a determination whether the officer or director has met the standards of conduct under Delaware law that would permit (under Delaware law) and require (under the indemnification agreement) us to indemnify the officer or director.

The underwriting agreement provides for indemnification by the underwriters of us and our officers and directors, and by us of the underwriters, for certain liabilities arising under the Securities Act or otherwise in connection with this offering.

Item 15. Recent Sales of Unregistered Securities

On March 3, 2017, we issued to PAO TMK 7,080 shares of our common stock for $300,022,080 in an offer exempt from registration under Section 4(a)(2) of the Securities Act. There have been no other sales of unregistered securities within the past three years.

Item 16. Exhibits and Financial Statement Schedules

(a) See the Exhibit Index immediately preceding the signature page hereto, which is incorporated by reference as if fully set forth herein.

Item 17. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that,

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

Exhibit No.	Description

1.1*	Form of Underwriting Agreement

3.1*	Form of Amended and Restated Certificate of Incorporation of IPSCO Tubulars Inc.

3.2*	Form of Amended and Restated Bylaws of IPSCO Tubulars Inc.

4.1*	Form of Common Stock Certificate

4.2*	Form of Registration Rights Agreement

4.3*	Form of Stockholders Agreement

5.1*	Opinion of Latham & Watkins LLP as to the legality of the securities being registered

10.1*†	Form of Indemnification Agreement

10.2*†	Form of 2018 Incentive Award Plan

10.3#†	Employment Agreement, dated as of April 1, 2016, by and between IPSCO Tubulars Inc. and Peter Dimitri Galitzine

10.4#†	Employment Agreement, dated as of March 3, 2015, by and between IPSCO Tubulars Inc. and Joel C. Mastervich

10.5	Credit Agreement, dated as of December 7, 2017, IPSCO Tubulars Inc., TMK IPSCO International, L.L.C., IPSCO Koppel Tubulars, L.L.C., IPSCO Tubulars (KY) Inc., and Ultra Premium Oilfield Services, Ltd., et. al., as Borrowers, the other loan parties thereto, the lenders party thereto, JPMorgan Chase Bank, N.A., as Administrative Agent, and JPMorgan Chase Bank, N.A. and Bank of America, N.A., as Joint Bookrunners and Joint Lead Arrangers

10.6#	$300,000,000 Amended and Restated Credit Agreement between IPSCO Tubulars Inc., as Borrower, and OAO TMK, as Lender, amended and restated as of November 29, 2010

10.7#	Amendment to Amended and Restated Credit Agreement between IPSCO Tubulars Inc., as Borrower, and OAO TMK, as Lender, dated as of July 15, 2013

10.8#	Amendment to Amended and Restated Credit Agreement between IPSCO Tubulars Inc., as Borrower, and OAO TMK, as Lender, dated as of July 8, 2015

10.9#	Amendment to Amended and Restated Credit Agreement between IPSCO Tubulars Inc., as Borrower, and OAO TMK, as Lender, dated as of February 11, 2016

10.10#	Amendment to Amended and Restated Credit Agreement between IPSCO Tubulars Inc., as Borrower, and OAO TMK, as Lender, dated as of March 17, 2017

10.11#	$207,542,000 Amended and Restated Credit Agreement between IPSCO Tubulars Inc., as Borrower, and “Volzhsky Pipe Plant” OJSC, as Lender, amended and restated as of November 29, 2010

10.12#	Amendment to Amended and Restated Credit Agreement between IPSCO Tubulars Inc., as Borrower, and “Volzhsky Pipe Plant” OJSC, as Lender, dated as of July 15, 2013

10.13#	Amendment to Amended and Restated Credit Agreement between IPSCO Tubulars Inc., as Borrower, and “Volzhsky Pipe Plant” OJSC, as Lender, dated as of July 8, 2015

21.1*	List of Subsidiaries of IPSCO Tubulars Inc.

23.1*	Consent of Ernst & Young LLP

23.2*	Consent of Coras Research, LLC

23.3*	Consent of Preston Publishing Co.

Exhibit No.	Description

23.4*	Consent of Spears & Associates, Inc.

23.5*	Consent of Rystad Energy AS

23.6*	Consent of Latham & Watkins LLP (included as part of Exhibit 5.1 hereto)

23.7	Consent of Director Nominee (Alexander Pumpyanskiy)

23.8	Consent of Director Nominee (Vladimir Shmatovich)

23.9	Consent of Director Nominee (Anthony Tripodo)

23.10	Consent of Director Nominee (John Fees)

24.1*	Power of Attorney (included on the signature page of this Registration Statement)

*	To be filed by amendment.
†	Management contract or compensatory plan or arrangement.
#	Previously filed.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on the      day of                 , 2017.

IPSCO Tubulars Inc.

By:
Name: Peter Dimitri Galitzine
Title: Chairman of the Board of Directors and Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below hereby constitutes and appoints Peter Dimitri Galitzine and Evgeny Makarov, and each of them, any of whom may act without joinder of the other, the individual’s true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for the person and in his or her name, place and stead, in any and all capacities, to sign this Registration Statement and any or all amendments, including post-effective amendments to the Registration Statement, including a prospectus or an amended prospectus therein and any Registration Statement for the same offering that is to be effective upon filing pursuant to Rule 462 under the Securities Act, and all other documents in connection therewith to be filed with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact as agents or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement and Power of Attorney have been signed by the following persons in the capacities indicated on the      day of                 , 2017.

Signature	Title

Peter Dimitri Galitzine	Chairman of the Board of Directors and Chief Executive Officer (principal executive officer)

Evgeny Makarov	Vice President, Chief Financial Officer and Director (principal financial and accounting officer)

Andrei Zimin	Director